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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125171

PROSPECTUS

Offer to Exchange up to $225,000,000 of its
7 3/8% Senior Notes due 2014,
which have been registered under the Securities Act of 1933, for any and all of its outstanding
7 3/8% Senior Notes due 2014

        The Exchange Offer will expire at 5:00 p.m., New York City time, on August 5, 2005, unless extended.

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  We will exchange all initial senior notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange senior notes that are freely tradable.

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  You may withdraw tendered initial senior notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We do not currently intend to extend the expiration date.

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  We believe that the exchange of initial senior notes for exchange senior notes will not be a taxable exchange for United States federal income tax purposes, but you should see the section entitled "Material United States Income Tax Considerations" on page 143 for more information.

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  The terms of the exchange senior notes are substantially identical to the terms of the initial senior notes, except that the exchange senior notes are registered under the Securities Act of 1933, as amended, and the transfer restrictions and registration rights relating to the initial senior notes do not apply to the exchange senior notes.

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  We will not receive any proceeds from the exchange offer.

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  The exchange senior notes are being offered in order to satisfy specified obligations under the registration rights agreement entered into in connection with the placement of the initial senior notes.

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  There is no existing market for the exchange senior notes to be issued, and we do not intend to apply for their listing on any securities exchange or to arrange for them to be quoted on any quotation system.

        Each broker-dealer that receives exchange securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange securities. The letters of transmittal state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange senior notes received in exchange for initial senior notes where such initial senior notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. For a period of 90 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

Consider carefully the "Risk Factors" beginning on page 14 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 6, 2005.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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SUMMARY

        This summary highlights key information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that may be important to you. You should read this entire prospectus before making a decision to participate in the offer. Neenah Paper, Inc. was incorporated in April 2004 in contemplation of the spin-off by Kimberly-Clark Corporation of its Canadian pulp business and its fine paper and technical paper businesses in the United States. The distribution of our common stock to all of the stockholders of Kimberly-Clark (the "Spin-Off") occurred on November 30, 2004. References to "Neenah Paper," "we," "our" and "us" mean Neenah Paper, Inc., a Delaware corporation, and its subsidiaries after giving effect to the Spin-Off. References in this prospectus to "Kimberly-Clark" mean Kimberly-Clark Corporation, a Delaware corporation, and its subsidiaries, other than Neenah Paper, unless the context otherwise requires.

        We describe in this prospectus our businesses as if it were our businesses for all historical periods described. However, we are a newly formed entity that had not conducted any operations prior to the Spin-Off. References in this prospectus to our historical assets, liabilities, products, businesses or to the activities of our businesses are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Kimberly-Clark prior to the Spin-Off and as it has been conducted by us since November 30, 2004. Our historical financial results as part of Kimberly-Clark contained herein do not reflect our future results as a separate, independent company or what our financial results would have been had we been a separate, independent company during the periods presented.

        The term "initial senior notes" refers to the 7 3/8% senior notes due 2014, and the term "exchange senior notes" refers to the 7 3/8% senior notes due 2014, registered under the Securities Act of 1933, as amended. The terms "note" or "notes" refer to both the initial senior notes and the exchange senior notes to be issued in this exchange offer.

Our Company

        We are a leading North American producer of premium fine papers and technical papers. We also produce bleached kraft market pulp in Canada, where we own approximately one million acres of timberlands and have non-exclusive rights to harvest wood off approximately 4.8 million acres of other timberlands. We have three primary operations: our fine paper business, our technical paper business and our pulp business.

        Our fine paper business is a leading producer of premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Our products include some of the most recognized and preferred papers in North America, where we enjoy leading market positions in many of our product categories. We sell our products primarily to authorized paper distributors, converters and specialty businesses, with sales to distributors and distributor-owned paper stores accounting for approximately 85% of our sales. We believe that our fine paper manufacturing facilities located in Neenah and Whiting, Wisconsin are among the most efficient in their markets and make us one of the lowest cost producers.

        Our technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses. We sell our technical paper globally into 15 product categories, and we focus on nine categories where we believe we are a market leader, which include, among others, the tape, label, abrasive, medical packaging and heat transfer technical paper markets. We are also a global supplier of materials used to create customer-specific components for furniture, book covers and original equipment manufacturers' products. Our customers are located in 39 countries and include 3M Company, Perfecseal, Avery Dennison Corporation and Saint-Gobain Group. Our technical paper manufacturing facility is located in Munising, Michigan.

        Our pulp business consists of two mills located in Pictou, Nova Scotia and Terrace Bay, Ontario, together with related timberlands. The Pictou mill is comprised of a single-line pulp facility, which produces primarily softwood pulp, as well as timberlands encompassing approximately one million acres of owned and 200,000 acres of licensed or managed land in Nova Scotia. In 2004, the Pictou mill produced approximately 260,000 metric tons of bleached kraft pulp. The Terrace Bay mill is comprised of two single-line pulp facilities, which produces both softwood and hardwood pulp, and a timberlands operation. Terrace Bay holds non-exclusive rights under a sustainable forest license to harvest wood off approximately 4.6 million acres of land owned by the Province of Ontario. In 2004, the Terrace Bay mill produced approximately 450,000 metric tons of pulp. As described in "Recent Events" below, on May 1, 2005, we closed one of the two single-line pulp facilities at Terrace Bay.

Our Strengths

        Strong Market Position.    Our fine paper business shares a leading position in most of its product categories, and our technical paper business is a market leader in nine categories of durable, saturated and coated base papers. These established leading market positions offer us competitive advantages with margin-enhancing economies of scale, broad product offerings, advanced customization capabilities through advanced research and development and superior client support services.

        Efficient Paper Operations.    We believe our fine paper business utilizes assets that are significantly newer and more efficient than our competitors, making us one of the lowest cost producers in the fine paper category. We also believe that our technical paper business operates efficient and competitive production facilities. As a result of these efficiencies, we have and believe we can maintain strong market positions in our core paper markets.

        High Quality Products.    We have a strong reputation for producing high quality fine and technical paper products. Our fine paper business markets some of the most recognized and preferred papers in North America, and we believe our technical paper business is well recognized for using its process and technical capabilities to develop unique product solutions to meet the specific needs of our global customers. Because of our reputation, we believe that we are and will continue to be a supplier of choice in many of our fine and technical paper markets. Our pulps have been used as a key raw material in Kimberly-Clark's successful tissue products for many years.

        Pulp Supply Agreement with Kimberly-Clark.    In connection with the Spin-Off, we entered into a long-term pulp supply agreement with Kimberly-Clark. We believe that this agreement provides us with a level of stability in our pulp sales considering the volumes and pricing in the pulp supply agreement and the creditworthiness of Kimberly-Clark, and it also allows us to operate our pulp mills at high capacity utilization rates. These benefits enable us to focus on cost reductions in our pulp business.

        Extensive Timberland Holdings.    We own approximately one million acres of timberlands in Nova Scotia, and we have rights to harvest wood off approximately 4.8 million acres of timberlands in Nova Scotia and Ontario. We believe that these holdings provide us with increased operating and financial flexibility.

        Experienced Management and Operating Team.    We have a highly experienced management and operating team. Our chief executive officer, Sean T. Erwin, and our chief financial officer, Bonnie C. Lind, have over 26 and 22 years of experience, respectively, in the paper, pulp and consumer products industries. William K. O'Connor, our head of sales and marketing, has over 23 years of experience in these same industries. Our general counsel and secretary, Steven S. Heinrichs, is an experienced public company legal executive. Our head of operations, James R. Piedmonte, has over 25 years of experience in managing manufacturing operations, and the paper and pulp mill general managers have an average of 25 years of experience in their respective business lines. In addition, other members of our senior management team have significant, long-term experience in the paper and pulp industry.

Our Strategy

        Sustain and Improve Paper Competitive Position.    We intend to sustain and improve our fine and technical paper competitive positions. Our experienced team of employees and management will pursue business strategies designed to take advantage of our existing strengths—including our strong market positions, efficient paper operations, high quality products and well recognized brands—while responding to the challenges faced by each of our business units. In addition to maintaining our focus on efficiency and market position, we plan to seek out organic growth opportunities while we continue to strengthen our current business and cost positions.

        Leverage Our Low Cost Production Facilities.    We believe that our fine and technical paper production assets provide us with a flexible, efficient and low cost platform for growth. As a result of the recent improvements in the global economy, we have experienced increased orders and operating schedules for base paper at our paper mills. More specifically, to support our growth, we are developing the process capability to utilize available, low cost capacity within our fine paper operations to support the increased technical paper demand.

        Reinvigorate Research and Development.    In connection with the Spin-Off and our focus on core operations, we have commenced a strategy designed to reinvigorate our research and development capabilities. We have begun to further develop our human and technical resources in research and development. We believe this will ensure that we are the development partner of choice for our key customers and will allow us to take advantage of new technical paper product opportunities that we previously were unable to effectively support. This partnering approach has received the strong support of our key customers and is designed to position our business for growth.

        Improve Pulp Mill Efficiency and Cost Structure.    We have developed plans to improve our pulp mill efficiency and cost structure, and business teams are already actively engaged in these programs. To support this effort, we expect to allocate a major share of our planned capital investments during the next several years to improve the competitive position, technical capabilities and efficiency of our pulp operations. For example, we have developed plans to expand the low cost cogeneration of power at our Terrace Bay mill and other process efficiencies in our pulp operations. We also plan to continue to work jointly with the operating employees in the mills and in the Terrace Bay timberlands operation so that employee productivity and involvement remain or become a competitive strength of our company. Management and employee incentive programs are aligned with achieving improvements in our pulp business.

        Transition to a Market Pulp Producer.    We plan to transition from an internal supplier of pulp as a part of Kimberly-Clark to a market pulp producer. As part of this transition, we have begun to develop our external pulp sales function, and we plan to make appropriate improvements in bale quality, customer support and technical support to enhance our ability to establish a broader pulp market customer base. We believe that our pulp supply agreement with Kimberly-Clark will provide us with a level of stability that will facilitate a successful transition.

        Improve Business Focus.    We believe our corporate focus on our core paper and pulp operations will allow us to improve our cost structure and supply chain management. In addition, we believe that our strategies as a stand-alone business following the Spin-Off will allow us to better allocate capital and research and development spending on our core businesses. As operating units within Kimberly-Clark, our facilities were managed and operated as parts of larger Kimberly-Clark business segments. We will combine our operating facilities into a single product supply organization, reporting directly to our chief executive officer. We expect to achieve performance improvements through the establishment of common best practices, shared services, strategic capital investments, stretch targets and key performance indicators for cost savings, efficiency gains and process improvements. We intend to centrally manage our capital resources across our businesses by allocating funds based on business priority and financial returns. We plan to achieve improvements in both our supply chain efficiencies and management of working capital through the integration of these efforts within our company.

Recent Events

        On May 1, 2005, we closed the smaller of our two single-line pulp mills at the Terrace Bay facility (the "No. 1 Mill"). The No. 1 Mill was originally constructed in 1948 and had annual capacity of approximately 125,000 tons of bleached kraft pulp. In conjunction with the closure, we offered early retirement and severance packages to approximately 140 employees. The closing was authorized by our Chief Executive Officer on February 28, 2005, pursuant to a resolution of the Board of Directors.

        We expect to incur approximately $5.6 million of exit costs in connection with the closure, including one-time termination benefits related to early retirement, severance and defined benefit pension plans of approximately $5.2 million and other associated exit costs of $0.4 million. We recorded approximately $3.5 million for termination benefits related to the closure in the three months ended March 31, 2005. In addition, we expect to incur approximately $1.0 million of general expenses related to training of employees.

        Also, in March 2005, we recorded a pre-tax, non-cash asset impairment loss of approximately $0.8 million related to the remaining value of the long-lived assets of the No. 1 Mill. Costs associated with the closure, excluding expenses related to employee training, are recorded in Restructuring Costs and Asset Impairment Loss on the condensed consolidated and combined statements of operations included elsewhere in this prospectus.

        As a result of closing the No. 1 Mill, we notified Kimberly-Clark of our intention to terminate a part of our commitment to supply and their requirement to purchase northern bleached hardwood kraft pulp pursuant to the terms of the pulp supply agreement. Under the pulp supply agreement, we were obligated to provide 40,000, 30,000, 20,000 and 10,000 tons of northern bleached hardwood kraft pulp produced at the Terrace Bay mill annually in 2005, 2006, 2007 and 2008, respectively. Our commitment to supply and Kimberly-Clark's requirement to purchase northern bleached hardwood kraft pulp pursuant to the terms of the pulp supply agreement from the Pictou mill (in annual quantities which are identical to those shown above) are unchanged.

Corporate Information

        We were incorporated in Delaware in April 2004. Our principal executive offices are located at Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005, and our telephone number is (678) 566-6500.

Summary of the Exchange Offer

        On November 30, 2004, we completed the private offering of $225,000,000 aggregate principal amount of 7 3/8% senior notes due 2014 in a transaction exempt from the registration requirements of the Securities Act. Simultaneously with that transaction, we entered into a registration rights agreement with the initial purchasers of the initial senior notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the initial senior notes. Below is a summary of the exchange offer.

Terms of the Offer	We are offering to exchange an aggregate of $225,000,000 of exchange senior notes for a like principal amount of initial senior notes. The terms of the exchange senior notes are substantially identical to the terms of the initial senior notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the initial senior notes will not apply to the exchange senior notes. In order to be exchanged, an initial senior note must be properly tendered and accepted. All initial senior notes that are validly tendered and not withdrawn will be exchanged. We will issue exchange senior notes promptly after the expiration of the exchange offer.
Expiration Date	The exchange offer expires at 5:00 p.m., New York City time, on August 5, 2005, unless we extend the offer. We do not currently intend to extend the expiration date.
Procedures For Tendering
If you wish to accept the exchange offer and tender initial senior notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in it and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the initial senior notes to be tendered or in compliance with the specified procedures for guaranteed delivery of initial senior notes or, if you hold initial senior notes through The Depositary Trust Company ("DTC"), in compliance with the Automated Tender Offer Program procedures of DTC. See "The Exchange Offer—Procedures for Tendering." Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Letters of transmittal and certificates representing initial senior notes should not be sent to us. Such documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See "The Exchange Offer—Exchange Agent."

By signing, or agreeing to be bound by the letter of transmittal, you will represent to us, among other things:
	•	Any exchange senior notes that you receive will be acquired in the ordinary course of your business;
	•	You have no intent to participate in an arrangement or understanding with any person or entity to participate in a distribution of the initial senior notes or the exchange senior notes;
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If you are a broker-dealer that will receive exchange senior notes for your own account in exchange for initial senior notes that were acquired as a result of marketmaking activities or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of the exchange senior notes; and
•
You are not an "affiliate," as defined in Rule 405 of the Securities Act, of ours or, if you are an affiliate of ours, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.
See "The Exchange Offer—Procedures for Tendering."
Special Procedures for Beneficial Owners
If you are a beneficial owner of initial senior notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender the initial senior notes in the exchange offer, you should contact that registered holder promptly and instruct that registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your initial senior notes, either make appropriate arrangements to register ownership of the initial senior notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See "The Exchange Offer—Procedures for Tendering."

Effect on Holders of Initial Senior Notes
As a result of the making of, and upon acceptance for exchange of all validly tendered initial senior notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, there will be no increase in the interest rate on the initial senior notes under the circumstances described in the registration rights agreement. If you are a holder of initial senior notes and you do not tender your initial senior notes in the exchange offer, you will continue to hold the initial senior notes and you will be entitled to all the rights and limitations applicable to the initial senior notes in the indenture and the registration rights agreement, except for any rights under the indenture or registration rights agreement that by their terms terminate upon the consummation of the exchange offer. All untendered initial senior notes will continue to be subject to the restrictions on transfer provided for in the initial senior notes and in the indenture.
To the extent that initial senior notes are tendered and accepted in the exchange offer, the trading market for initial senior notes could be adversely affected.
Acceptance of Initial Senior Notes for Exchange; Issuance of Exchange Senior Notes
The exchange offer is subject to customary conditions, which we may waive. See "The Exchange Offer—Conditions to the Exchange Offer." Subject to such conditions, we will accept for exchange any and all initial senior notes which are properly tendered in the exchange offer before the expiration date. The exchange senior notes will be delivered promptly after the expiration date. Any initial senior notes not accepted for exchange for any reason will be returned to the tendering holder promptly after the expiration or termination of the exchange offer.
Accrued Interest on Initial Senior Notes
Initial senior notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of initial senior notes whose initial senior notes are accepted for exchange will not receive any payment in respect of accrued interest on such initial senior notes; rather, that interest will be payable on the exchange senior notes delivered in exchange for the initial senior notes on the first interest payment date after the exchange date.
Material United States Federal Income Tax Consequences	Your exchange of initial senior notes for exchange senior notes to be issued in the exchange offer will not be a taxable exchange for United States federal income tax purposes.

Accordingly, we believe that:
	•	You will recognize no gain or loss or interest income upon the exchange of initial senior notes for exchange senior notes;
	•	Your holding period for the exchange senior notes will include the holding period of the initial senior notes; and
	•	Your adjusted tax basis of the exchange senior notes will be the same as your adjusted tax basis of the initial senior original notes you exchanged at the time of such exchange.
See "Material United States Federal Income Tax Considerations."
Withdrawal Rights	You may withdraw your tender of initial senior notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.
Resales of Exchange Senior Notes
Based on interpretations by the staff of the Division of Corporate Finance of the Securities and Exchange Commission ("SEC"), as detailed in a series of no-action letters issued to unrelated third parties, we believe that the exchange senior notes issued pursuant to the exchange offer in exchange for initial senior notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer without further registration under the Securities Act if:
	•	you acquire the exchange senior notes in the ordinary course of your business;
	•	you have not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in, a distribution of the initial senior notes or exchange senior notes;
	•	you are not an "affiliate" of Neenah Paper, as defined in Rule 405 of the Securities Act;
	•	you are not a broker-dealer who owns initial senior notes acquired directly from us or from an affiliate of ours;
•
if you are a broker-dealer, you will receive the exchange senior notes for your own account in exchange for initial senior notes that were acquired as a result of market-making activities or other trading activities and you agree to deliver a prospectus in connection with any resale of these exchange senior notes; and
	•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

Any holder that is an "affiliate" of ours or a broker-dealer that acquired initial senior notes directly from us or that otherwise cannot rely upon the interpretations of the SEC staff must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the initial senior notes and will not be permitted or entitled to exchange initial senior notes in the exchange offer. See "Plan of Distribution."
You will be required to represent to us that you comply with the above criteria in the letter of transmittal when you exchange your initial senior notes.
Exchange Agent
The Bank of New York Trust Company, N.A. is serving as the exchange agent in connection with the exchange offer. The address and telephone and facsimile numbers of the exchange agent are listed under the heading "The Exchange Offer—Exchange Agent."
Use of Proceeds	We will not receive any proceeds from the issuance of exchange senior notes in the exchange offer.

Summary of the Terms of the Exchange Notes

        The terms of the exchange senior notes and the initial senior notes are identical in all material respects, except:

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  the exchange senior notes will have been registered under the Securities Act;

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  the exchange senior notes will not contain transfer restrictions and registration rights that relate to the initial senior notes; and

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  the exchange senior notes will not provide for any increase in the interest rate related to our obligation to register the initial senior notes.

        Both the initial senior notes and the exchange senior notes are governed by the same indenture.

Issuer	Neenah Paper, Inc.
Securities Offered	Up to $225,000,000 aggregate principal amount of 7 3/8% exchange senior notes due 2014, which have been registered under the Securities Act.
Maturity Date	The exchange senior notes will mature on November 15, 2014.
Interest Payment Dates	May 15 and November 15 of each year, commencing on May 15, 2005.
Guarantees
The exchange senior notes will be guaranteed on an unsecured senior basis by substantially all of our domestic restricted subsidiaries and, for as long as they guarantee other indebtedness of ours or our domestic restricted subsidiaries, by each of our foreign restricted subsidiaries.

Ranking
The exchange senior notes will be our unsecured senior obligations and will rank equally with all of our other existing and future unsecured debt. The exchange senior notes will be senior to all of our subordinated debt. The guarantees of the exchange senior notes will rank equally with all of our guarantors' other existing and future unsecured senior debt. The guarantees of the exchange senior notes will be senior to all of our guarantors' senior debt. The exchange senior notes and the guarantees will be effectively subordinated to our and our guarantors' existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness.
Optional Redemption	We may redeem some or all of the exchange senior notes at any time on or after November 15, 2009 at the redemption prices set forth under "Description of the Notes—Optional Redemption."
We may redeem up to 35% of the exchange senior notes prior to November 15, 2007 from the proceeds of certain equity offerings. See "Description of the Notes—Optional Redemption."
Change of Control Offer
Upon the occurrence of a change of control, we will be required to offer to repurchase the exchange senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to but not including the repurchase date. See "Description of the Notes—Repurchase at the Option of Holders Upon a Change of Control."

At any time on or prior to November 15, 2009, if holders of not less than 75% of the aggregate principal amount of the exchange senior notes have accepted such an offer, we may redeem all of the notes that remain outstanding after such offer at a redemption price calculated in the manner described in "Description of the Notes—Optional Redemption."
Certain Covenants
The exchange senior notes will be issued under an indenture among us, each of the subsidiary guarantors and The Bank of New York Trust Company, N.A., as trustee. The indenture includes covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
	•	Incur additional debt;
	•	Pay dividends on or repurchase our capital stock and make other restricted payments;
	•	Make certain investments;
	•	Create or permit to exist certain liens;
	•	Use the proceeds from sales of assets or subsidiary stock;
	•	Limit dividends or other payments by our restricted subsidiaries to us;

• Enter into certain types of transactions with affiliates;
• Enter into certain sale and leaseback transactions;
• Designate unrestricted subsidiaries; and
• Sell all or substantially all of our or any of our guarantors' assets or merge us or any of our guarantors with or into other companies.
These covenants are subject to important exceptions and qualifications. See "Description of the Notes—Certain Covenants."

If, at any time, the credit rating on the notes, as determined by both Moody's Investors Service and Standard and Poor's Ratings Services, equals or exceeds Baa3 and BBB-, respectively, or any equivalent replacement ratings, we will no longer be subject to most of the restrictive covenants and corresponding events of default contained in the indenture. Any restrictive covenants or corresponding events of default that cease to apply to us as a result of achieving these ratings will be restored if one or both of the credit ratings on the notes later falls below these thresholds. See "Description of the Notes—Certain Covenants—Covenant Suspension."
Absence of a Public Market For the Exchange Senior Notes
The exchange senior notes generally will be freely transferable but will also be new securities for which there will not initially be a public market. Accordingly, we cannot assure you whether a market for the exchange senior notes will develop or as to the liquidity of any market. We do not intend to apply for a listing of the exchange senior notes on any securities exchange or automated dealer quotation system.
Denomination and Form
The exchange senior notes will be issued in denominations of $1,000 and any integral multiple of $1,000. The exchange senior notes will be represented by one or more global securities registered in the name of The Depositary Trust Company or its nominee. Beneficial interests in the global securities will be shown on, and transfers of the beneficial interests will be effected only through, records maintained by DTC and its participants. Except as described elsewhere in this prospectus, exchange senior notes in certificated form will not be issued. See "Description of the Notes—Certificated Exchange Senior notes."
Trustee	The Bank of New York Trust Company, N.A.
Governing Law	The exchange senior notes and the indenture will be governed by the laws of the State of New York.

Risk Factors

        See "Risk Factors" beginning on page 14 for a discussion of risk factors you should carefully consider before deciding to participate in the exchange offer.

Summary Consolidated and Combined Historical Financial and Other Data

        The following table sets forth our summary historical financial and other data. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated and combined financial statements and the notes to those consolidated and combined financial statements included elsewhere in this prospectus. The statement of operations data for each of the three-month periods ended March 31, 2005 and 2004 and the balance sheet data as of March 31, 2005 set forth below are derived from our unaudited historical condensed consolidated and combined financial statements included elsewhere in this prospectus. The statement of operations data for each of the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2004 and 2003 set forth below are derived from our audited historical consolidated and combined financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2001 and the balance sheet data as of December 31, 2002 set forth below are derived from our audited historical combined financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 2000 and the balance sheet data as of December 31, 2001 and 2000 set forth below are derived from our unaudited historical combined financial statements not included in this prospectus.

        The consolidated and combined financial statements reflect the consolidated operations of Neenah and its subsidiaries as a separate, stand-alone entity subsequent to November 30, 2004. The historical financial and other data for periods through November 30, 2004 have been prepared on a combined basis from Kimberly-Clark's consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Kimberly-Clark's fine paper and technical paper businesses in the United States and its Canadian pulp business and give effect to allocations of expenses from Kimberly-Clark. For a description of these allocations, see Note 1 of the notes to our audited historical consolidated and combined financial statements included elsewhere in this prospectus. The historical financial and other data will not be indicative of our future performance, nor do they reflect what our financial position and results of operations would have been had we operated as a separate, independent company during the periods presented.

        To understand how our historical results would have been different had we been separate from Kimberly-Clark during such periods, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Outlook" contained elsewhere in this prospectus.

        Prior to the Spin-Off, all of the operations of our pulp and paper business were included in the consolidated income tax returns of Kimberly-Clark. Under the tax sharing agreement, Kimberly-Clark will indemnify us for all income tax liabilities and retain rights to all tax refunds relating to operations in the consolidated income tax returns for periods through the date of the Spin-Off. Accordingly, the combined balance sheets for 2003, 2002, 2001 and 2000 do not include current or prior period income tax receivables or payables related to our operations, which were filed on a consolidated basis with Kimberly-Clark. The income tax provisions were determined as if our business were a separate taxpayer.

        Additionally, a footnote containing consolidating financial information as of December 31, 2004 and 2003 and for the three years ended December 31, 2004 and condensed consolidating financial information as of and for the three months ended March 31, 2005 for Neenah Paper, Inc. and each of our subsidiaries guaranteeing the initial senior notes and exchange senior notes is not included in the notes to our financial statements included in this prospectus. The footnote is not included because: (a) historical information required to prepare consolidating comparative financial statements was not maintained on a discrete comparable basis within Kimberly-Clark; (b) prior to the Spin-Off, the business operations that now constitute Neenah Paper, Inc. and our subsidiaries were not part of separate operating units or divisions of Kimberly-Clark for which discrete financial statements were prepared; and (c) the functions and operations of the assets and the related businesses as currently structured is substantially different from that which existed at Kimberly-Clark.

	Three Months Ended March 31,				Year Ended December 31,
	2005		2004		2004	2003		2002		2001		2000
	(Dollars in millions except per share)
Consolidated and Combined Statement of Operations Data(a)
Net sales(b)	$196.6		$198.4		$772.1	$710.3		$702.0		$744.0		$915.5
Cost of products sold(b)	171.3		165.3		647.9	602.4		570.4		601.2		616.7

Gross profit	25.3		33.1		124.2	107.9		131.6		142.8		298.8
Selling, general and administrative expenses	12.7		9.1		45.8	34.6		33.6		37.2		32.1
Asset impairment loss(c)	4.3		—		112.8	—		—		—		—
Other (income) and expense—net	(0.6)		(0.3)		5.5	10.0		(1.3)		(4.5)		(3.4)

Operating income (loss)	8.9		24.3		(39.9)	63.3		99.3		110.1		270.1
Interest expense	4.7		—		1.4	—		—		—		—

Income (loss) before income taxes	4.2		24.3		(41.3)	63.3		99.3		110.1		270.1
Provision (benefit) for income taxes	1.5		9.2		(14.9)	24.4		37.0		35.5		101.0

Net income (loss)	$2.7		$15.1		$(26.4)	$38.9		$62.3		$74.6		$169.1

Earnings (loss) per basic share(d)	$0.18		$1.03		$(1.79)	$2.64		$4.23		$5.06		$11.47

Earnings (loss) per diluted share(d)	$0.18		$1.03		$(1.79)	$2.64		$4.23		$5.06		$11.47

Other Financial Data(c)
Net cash flow provided by (used in):
Operating activities	$8.3		$12.7		$76.0	$73.6		$111.8		$145.2		$172.2
Investment activities	(6.5)		(1.2)		(19.1)	(23.6)		(16.0)		(26.1)		(16.2)
Financing activities	3.5		(11.5)		(37.8)	(50.0)		(95.8)		(119.1)		(163.1)
Capital expenditures	(6.6)		(1.7)		19.1	24.4		18.4		29.1		16.8
Ratio of earnings to fixed charges(e)	1.8	X	82.0	X	(e )	71.3	X	125.1	X	123.3	X	338.6	X
	As of March 31,	As of December 31,
	2005	2004(f)	2003	2002	2001	2000
		(As Restated)	(Dollars in millions)
Consolidated and Combined Balance Sheet Data(c)
Working capital	$124.6	$116.4	$101.7	$98.4	$114.1	$138.8
Total assets	577.1	565.7	592.0	540.3	602.0	679.7
Long-term debt	227.2	225.0	—	—	—	—
Total liabilities	379.3	368.6	158.3	146.6	151.9	197.6
Total stockholders' and invested equity	197.8	197.1	433.7	393.7	450.1	482.1

(a)
As noted elsewhere in this prospectus, for periods prior to the Spin-Off, our historical financial results will not be indicative of our future performance, nor do they reflect what our financial position and results of operations would have been had we operated as a separate, independent company during the periods presented.

(b)
The above amounts of Net sales and Cost of products sold for the years ended December 31, 2003, 2002, 2001 and 2000 have been increased from the amounts previously reported by $44.5 million, $44.0 million, $42.8 million and $43.7 million, respectively, to be in conformity with EITF 00-10, which prohibits the netting of shipping and handling costs against revenues.

(c)
In 2004, we recorded a $112.8 million pre-tax, non-cash impairment loss to reduce the carrying amount of the Terrace Bay facility (See Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset Impairment Loss).

(d)
As a result of the net loss in 2004, the assumed incremental 60,683 shares resulting from the exercise of stock options were excluded from the diluted earnings per share calculation, as the effect would have been anti-dilutive. For 2003, 2002, 2001 and 2000, basic and diluted earnings per share were computed using the number of shares of Neenah common stock outstanding at the Spin-Off date.

(e)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes (less interest) plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the estimated interest portion of rental expense. For the year ended December 31, 2004, our earnings were insufficient to cover fixed charges by $41.3 million.

(f)
As described in Note 17 of notes to consolidated and combined financial statements, the consolidated balance sheet and the consolidated and combined statement of changes in stockholders' and invested equity as of December 31, 2004 have been restated to reflect a decrease in net deferred tax assets of $20.9 million.

RISK FACTORS

        Before you decide to participate in the exchange offer, you should carefully consider these risk factors, as well as the other information contained in this prospectus. This section describes some, but not all, of the risks associated with an investment in the notes. Our business, financial condition, results of operations or liquidity could be materially adversely affected by any of these risks, which could affect our ability to make payments on the notes. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations or liquidity.

Risks Related to Our Business and Industry

Our historical financial data is not representative of our results as a separate company and, therefore, will not be reliable as an indicator of our future performance.

        The historical combined financial data we have included in this prospectus present the results of operations and financial position of the businesses transferred to us as they were historically operated by Kimberly-Clark. Accordingly, this data is not indicative of our future performance, nor does it reflect what our financial position and results of operations would have been had we operated as a separate, independent company during the periods presented. This is because, among other things:

  •
  our pulp mills now supply pulp to Kimberly-Clark on terms that are significantly different than those in place prior to the Spin-Off (for a description of what our results of operations would have been if the new terms had been in place during periods prior to the Spin-Off, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Outlook");

  •
  we now supply pulp to other customers instead of supplying more than 90% of our production to Kimberly-Clark;

  •
  we have made adjustments and allocations, primarily with respect to corporate and administrative costs, because Kimberly-Clark did not account for us as, and we were not operated as, a single, stand-alone business for periods presented prior to the Spin-Off;

  •
  the information does not reflect changes that we expect to occur in the future as a result of our separation from Kimberly-Clark, including taxes, capital spending projects, employee and transition services matters, the establishment of new offices and certain ongoing full-year incremental expenses such as selling, general and administrative expenses; and

  •
  we will incur interest expense related to the issuance of $225 million principal amount of 7.375% senior notes due 2014 and our entry into a credit agreement that provides for up to $150 million of secured borrowings.

        For additional information about our past financial performance, see "Summary Selected Historical Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited historical consolidated and combined financial statements included elsewhere in this prospectus.

Our pulp business operates in a cyclical industry which can have an impact on our operating results.

        Wood pulp is a commodity for which there are multiple other suppliers. Typically, commodities businesses compete primarily on the basis of price and availability. The revenues from producing a commodity tend to be cyclical, with periods of shortage and rapidly rising prices leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced prices and excess and idled capacity until the cycle is repeated.

        The following chart shows price information for northern softwood kraft pulp from 1980 to 2004 and illustrates the cyclical nature of the pulp industry:

Pulp Price Trends
Northern Bleached Softwood Kraft Pulp

Source: Resource Information Systems, Inc.

        The markets and profitability of have been, and are likely to continue to be, cyclical. Accordingly, we must continuously and effectively manage our production and capacity to be able to respond effectively to business cycles in the pulp industry.

If we are unable to effectively respond to the significant challenges faced by our pulp business, which has experienced losses in recent periods, our financial condition and results of operations will be materially and adversely affected.

        We expect that our pulp business will continue to face a number of significant challenges relating to, among other things, the cyclical nature of the pulp industry (as described in the risk factor above), our cost structure, particularly at our Terrace Bay mill, and other factors.

        Because our pulp business competes primarily on the basis of price and availability, the financial success of our pulp mills depends on their ability to produce pulp at a competitive cost. Our ability to contain or reduce costs at our pulp mills is significant to our business. We believe that our Terrace Bay mill currently has an unfavorable cost structure, with the cost of wood at Terrace Bay being the single most important contributing factor.

        If our pulp business had been operated on a stand-alone basis during 2004 (prior to the Spin-Off), 2003 and 2002 and if transfers of pulp to Kimberly-Clark in those years had reflected the prices at which we expect to sell pulp to Kimberly-Clark after the Spin-Off, we estimate that our pulp business would have reported gross profit (losses) of approximately $19 million, $21 million and $7 million in 2004, 2003 and 2002, respectively. Those pro forma gross profit (losses) would have represented in 2004, 2003 and 2002 a decrease in our gross profit of about $26 million, about $25 million and about $18 million, respectively. The decrease in gross profit would have resulted primarily from lower market prices for pulp during those years, the resulting prices at which we would have transferred pulp to

Kimberly-Clark during those years, the high costs at our Terrace Bay mill and the impact of a weakening U.S. dollar relative to the Canadian dollar in 2004 and 2003. For our pulp business to be profitable after the Spin-Off, we must reduce costs at our Terrace Bay mill even if pulp prices increase. Although we are attempting to implement strategies to reduce costs at the mill, we can give you no assurance that we will be able to reduce those costs to a level at which we can profitably sell pulp produced by our Terrace Bay mill.

        For a description of additional challenges and risk factors facing our pulp business see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Introduction" and "—Business Outlook."

The terms of our pulp supply agreement with Kimberly-Clark may require us to sell pulp at prices that are lower than the prices at which we may be able to sell pulp to other customers.

        The pulp supply agreement that we have entered into with Kimberly-Clark requires us to supply and Kimberly-Clark to purchase pulp from our Pictou and Terrace Bay mills over several years. The prices at which we sell pulp to Kimberly-Clark under the new supply agreement reflect a discount from published industry index prices that may be greater than the discount reflected in sales to other customers, particularly during periods in which demand for pulp exceeds supply. The pulp supply agreement also contains minimum and maximum prices for northern bleached softwood kraft pulp shipped to North America prior to December 31, 2007 which may result in us charging Kimberly-Clark prices that are lower than those we could obtain from other customers.

        Furthermore, the new pulp supply agreement is a supply-or-pay arrangement. Accordingly, if we do not supply the required minimum quantities of pulp to Kimberly- Clark, we must pay Kimberly-Clark for the shortfall based on the difference between the contract price and any higher price that Kimberly-Clark otherwise pays to purchase the pulp, plus 10% of the difference. If such an event were to occur, our business could be materially adversely affected.

Fluctuations in currency exchange rates could adversely affect our results.

        Changes in the Canadian dollar exchange rate relative to the U.S. dollar have an effect on our results of operations and cash flows. Exchange rate fluctuations can have a material impact on our financial results because substantially all of our pulp mills' expenses are incurred in Canadian dollars and our pulp revenues are denominated in U.S. dollars. For example, in 2004, a hypothetical $0.01 increase in the Canadian dollar relative to the U.S. dollar would have decreased our income before income taxes by approximately $6 million, excluding additional currency remeasurement losses. We anticipate continued strength for the Canadian dollar relative to the U.S. dollar. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Outlook."

        We use hedging arrangements to reduce our exposure to exchange rate fluctuations, although these arrangements could result in us incurring higher costs than we would incur without the arrangements.

        The following chart shows changes in the U.S./Canadian dollar exchange rate from 1980 to 2004:

U.S. $/Canadian $ Exchange Rate History

Source: Resource Information Systems, Inc.

        In addition, because we transact business in other foreign countries, some of our revenues and expenses are denominated in a currency other than the local currency of our operations. As a result, changes in exchange rates between the currency in which the transaction is denominated and the local currency of our operations into which the transaction is being recorded can impact the amount of local currency recorded for such transaction. This can result in more or less local currency revenues or costs related to such transaction, and thus have an effect on our income before income taxes.

The availability of and prices for raw materials and energy will significantly impact our business.

        We purchase a substantial portion of the raw materials and energy necessary to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over our raw material or energy prices and generally do not possess enough power to pass increases in those prices along to purchasers of our products, unless those increases coincide with increased demand for the product. Therefore, raw material or energy prices could increase at the same time that prices for our products are decreasing. In addition, we may not be able to recoup other cost increases we may experience, such as those resulting from inflation or from increases in wages or salaries or increases in the health, pension or other employee benefits costs, insurance costs or other costs.

        We obtain most of the wood fiber we require for our Terrace Bay pulp mill and a portion of the wood fiber required for our Pictou pulp mill from timberland areas licensed by the Ontario and Nova Scotia provincial governments, respectively. These governments have granted us non-exclusive licenses for substantial timberland areas from which we obtain fiber, and we also obtain fiber harvested from timberland areas licensed to others by these governments. There can be no assurance that the amount of fiber that we are allowed to harvest from these licensed areas will not be decreased, or that our licenses will continue to be renewed or extended by the governments on acceptable terms. In each of the areas where our Canadian pulp mills are located, there is increasing competition for wood fiber from various other users. Concerns over the sustainability of forestry practices, particularly in the "boreal forest" area of northern Canada, may also lead to reductions in the timberlands available for harvest to supply our pulp mills. A number of North American non-governmental environmental organizations have launched a campaign to permanently set aside and protect from harvesting significant portions of boreal forest, including portions of the timberlands that supply wood to the Terrace Bay mill. In addition, aboriginal groups have made land claims against various levels of government which, if successful, would further reduce the timberlands from which wood could be harvested for our mills. Changes in governmental practices and policies as they apply to us and to others from whom we obtain fiber also may result in less fiber being available, increased costs to obtain the fiber and additional expense in meeting forestry and silvicultural standards. These results could have a material adverse effect upon our financial position, liquidity and results of operations.

        In addition, in 2004, over 60% of the wood chips used by the Pictou mill were supplied by two suppliers, and approximately 55% of the wood chips used by the Terrace Bay mill were supplied by one supplier. While we believe that alternative sources of critical supplies, such as wood chips, would be available, disruption of our primary sources could create a temporary, adverse effect on product shipments. Also, an interruption in supply of a latex specialty grade to our technical paper business, which we currently obtain from a single source, could disrupt and eventually cause a shutdown of production of certain technical paper latex specialty grades.

Our mills may experience unexpected or prolonged shutdowns, which would adversely affect our financial position and results of operations.

        Our pulp mills require annual shutdowns to perform major maintenance because they normally operate continuously. We generally schedule shutdowns of two weeks each year at our mills. The annual scheduled shutdown of our pulp mills impacts our profitability and cash flow in the fiscal quarter in which the shutdown occurs. The annual pulp mill maintenance shutdowns at Terrace Bay and Pictou occurred in September and October 2004, which resulted in substantially lower operating results and lower production volumes for those months. In addition to scheduled shutdowns, as described above, depressed pulp prices may cause pulp mills to shut down for a period of time if pulp prices fall to a level where it would be uneconomic to operate the mill.

        Unexpected production disruptions could also cause us to shut down any of our mills. Those disruptions could occur due to any number of circumstances, including shortages of raw materials, disruptions in the availability of transportation, labor disputes and mechanical or process failures. Specifically, the failure of any of our recovery boilers would result in a significant disruption to our business.

        If our mills are shut down, they may experience prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks, depending on the reason for the shutdown and other factors. The shutdown of any of our mills for a substantial period of time for any reason could have a material adverse effect on our financial position and results of operations.

The results of our pulp business will depend on our pulp supply agreement with Kimberly-Clark and our ability to supply other customers.

        The historical results of our pulp business have been based almost entirely on pulp transfers to Kimberly-Clark. Kimberly-Clark is our largest customer and purchases pulp from us pursuant to the terms of a pulp supply agreement. If the pulp supply agreement were to be terminated, our financial condition and results of operations would be materially and adversely affected.

        We have begun to supply increasing quantities of pulp to customers other than Kimberly-Clark. The success of our pulp business will depend in part upon our ability to effectively market our pulp to new customers, to earn customer acceptance of our pulp and to continue to effectively supply those new customers. If we are unable to effectively market our pulp to customers other than Kimberly-Clark, our financial condition, results of operations and liquidity would be materially and adversely affected.

Our business will suffer if we are unable to effectively respond to decreased demand for some of our products.

        We have experienced and may continue to experience decreased demand for some of our existing products. For example, our fine paper business has experienced decreased demand as a result of the growing use of digital and electronic communications media, while our technical paper business must cope with a trend to replace durable papers with synthetic films. Our pulp business, and in particular the northern bleached hardwood kraft pulp produced at our Terrace Bay mill, must compete with an increasing supply of, and in some cases customer preference for, lower priced eucalyptus pulps produced by competitors in the southern hemisphere. If we are unable to implement our business strategies to develop new sources of demand to effectively respond to decreased demand for our existing products, our financial position and results of operations would be adversely affected.

Our activities are subject to extensive government regulation, which could increase our costs, cause us to incur liabilities and adversely affect the manufacturing and marketing of our products.

        Our operations are subject to federal, state, provincial and local laws, regulations and ordinances in both the United States and Canada relating to various environmental, health and safety matters. The nature of our operations requires that we invest capital and incur operating costs to comply with those laws, regulations and ordinances and exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws or standards. We cannot assure you that significant additional expenditures will not be required to maintain compliance with, or satisfy potential claims arising from, such laws, regulations and ordinances. Future events, such as changes in existing laws and regulations, increasingly strict enforcement policies or contamination of sites owned, operated or used for waste disposal by us (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs that could require significantly increased capital expenditures and operating costs, which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes. For example, the ratification of the Kyoto Protocol by Canada may result in lower limits for the emission of carbon dioxide and other greenhouse gases. The specific limitations in respect of our Canadian operations are unknown and uncertain and may increase costs.

The outcome of legal actions and claims may adversely affect us.

        We are involved in legal actions and claims arising in the ordinary course of our business. We will indemnify Kimberly-Clark for certain liabilities and costs arising out of a lawsuit involving a vehicle accident in which the plaintiff sustained severe injuries, including paralysis, as a result of the accident. The outcome of that lawsuit and other legal actions and claims against us cannot be predicted with certainty. That lawsuit and other legal actions and claims against us could have a material adverse effect on our financial condition, results of operations and liquidity.

We have significant pension liabilities.

        We have significant pension liabilities which could require future funding beyond that which we have funded in the past or which we currently anticipate. For example, in 2004 total contributions to our pension trust were $16.6 million. A material increase in funding requirements could have a material adverse effect on our cash flows and liquidity.

The markets for all of our products are affected by general economic conditions.

        The markets for all of our products are affected to a significant degree by general economic conditions. Any downturn in the U.S. economy or in our export markets could adversely affect our business.

Labor interruptions would adversely affect our business.

        All of our hourly paid employees are unionized. In addition, some of our key customers and suppliers are also unionized. Several of our labor agreements have expired or are scheduled to expire in 2005. Strikes, lockouts or other work stoppages or slow downs involving our unionized employees could have a material adverse effect on us.

Our operating results are likely to fluctuate.

        Our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, many of which are beyond our control. Such factors may include, among others, the effects of competitive pricing pressures, decreases in average selling prices of our products, production capacity levels and manufacturing yields, availability and cost of products from our suppliers, the gain or loss of significant customers, our ability to develop, introduce and market new products and technologies on a timely basis, changes in the mix of products produced and sold, seasonal customer demand and environmental costs. Operating results also could be adversely affected by increasing interest rates and other general economic and other conditions causing a downturn in the market for paper products. The foregoing factors are difficult to forecast, and these or other factors could materially adversely affect our quarterly or annual operating results.

We face many competitors, several of which have greater financial and other resources.

        We face competition in each of our business segments from companies that produce the same type of products that we produce or that produce alternative products that customers may use instead of our products. Many of our competitors have greater financial, sales and marketing, or research and development resources than we do. Greater financial resources and product development capabilities may also allow our competitors to respond more quickly to new opportunities or changes in customer requirements.

Risks Related to the Spin-Off and Our Separation from Kimberly-Clark

We could incur significant tax liabilities if the Spin-Off becomes a taxable event.

        Kimberly-Clark received a private letter ruling from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the Spin-Off substantially to the effect that, for U.S. federal income tax purposes, the transfer of our business to us by Kimberly-Clark and the distribution of our common stock qualified as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended. Although the private letter ruling is generally binding on the Internal Revenue Service, if the factual representations and assumptions made in the private letter ruling were incorrect in any material respect at the time of the Spin-Off, the private letter ruling could be retroactively revoked or modified by the Internal Revenue Service. If, notwithstanding the private letter ruling, the Spin-Off is determined to be a taxable transaction, our stockholders and Kimberly-Clark could be subject to significant U.S. federal income tax liability.

        The Spin-Off could become taxable as a result of actions or events that occur after the Spin-Off. In that case, we and Kimberly-Clark could be liable for, and we could be required to indemnify and pay Kimberly-Clark for, taxes and resulting liabilities imposed upon Kimberly-Clark stockholders with respect to the Spin-Off. As part of the Spin-Off, we entered into a tax sharing agreement with

Kimberly-Clark that allocated between Kimberly-Clark and us the taxes and liabilities relating to any failure of the Spin-Off to be tax-free.

        The Spin-Off could become taxable to Kimberly-Clark (but not its stockholders) under Section 355(e) of the Internal Revenue Code if, pursuant to a plan or series of transactions related to the Spin-Off, we engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change by vote or value in our stock ownership, or if Kimberly-Clark engages in, or enters into an agreement to engage in, a transaction that would result in a 50% or greater change by vote or value in its stock ownership. Such transactions are presumed to occur pursuant to a plan or series of transactions related to the Spin-Off if they occur during the four-year period beginning on the date that begins two years before the date of the Spin-Off, unless it is established that such transactions did not occur pursuant to a plan or series of transactions related to the Spin-Off. If an acquisition or issuance of our stock causes the Spin-Off to be taxable to Kimberly-Clark under Section 355(e), we would be required to indemnify Kimberly-Clark against that tax.

        Both Kimberly-Clark and its stockholders could be taxed on the Spin-Off if the Spin-Off were to not qualify for tax-free treatment for U.S. federal income tax purposes for other reasons.

        Although the taxes described above generally would be imposed on Kimberly-Clark and its stockholders, under the tax sharing agreement, we may be required to indemnify Kimberly-Clark for all or a portion of these taxes. In addition, under U.S. federal income tax laws, we and Kimberly-Clark would both be liable for Kimberly-Clark's U.S. federal income taxes resulting from the Spin-Off being taxable even though Kimberly-Clark may be required under the tax sharing agreement to indemnify us for such taxes. If we were to be required to indemnify Kimberly-Clark for taxes incurred as a result of the Spin-Off being taxable, or were otherwise liable for and required to pay such taxes and were not indemnified for such taxes, it would have a material adverse effect on our profitability and financial condition.

We may not realize potential benefits from our separation from Kimberly-Clark.

        We cannot assure you that we will realize the potential benefits that we expected from our separation from Kimberly-Clark. In addition, we will incur significant costs, which may be greater than those for which we have planned, and we will bear the negative effects of our separation from Kimberly-Clark, including loss of access to the financial, managerial and professional resources from which we have benefited in the past.

Prior to the Spin-Off, we had not previously operated as an independent company, and our new management team has been assembled for only a short time.

        We had not previously operated as an independent, public company prior to the Spin-Off. We now are fully responsible for arranging our own funding, managing all of our own administrative and employee arrangements and supervising all of our legal and financial affairs, including publicly reported financial statements. We have and will continue to adopt separate stock-based and performance-based incentive plans for our employees and have and will continue to develop our own compliance and administrative procedures necessary for a publicly held company. In addition, we are seeking to first stabilize and then begin to grow our business, an area in which we currently have limited resources because of, among other things, the amount of our debt and our need to incur capital expenditures relating to our pulp mills. We anticipate that our success in these endeavors will depend substantially upon the ability of our senior management and other key employees to work together. Although the individual members of our senior management team have significant experience, they previously had not worked together as a group. Accordingly, we cannot assure you that as an independent company, our aggregate results of operations will continue at the same level. Moreover, the inability of our senior management to function cohesively could delay or prevent us from implementing fully our business strategy, which could have a material adverse effect on our financial position and results of operations.

We may not be able to fund our future capital requirements internally or obtain third-party financing.

        In the past, our working capital and capital expenditure requirements have been met from cash flow generated by our businesses and from Kimberly-Clark. Now, however, we may be required or choose to obtain additional debt or equity financing to meet our future working capital requirements, as well as to fund capital expenditures and acquisitions. To the extent we must obtain financing from external sources to fund our capital requirements, we cannot guarantee that financing will be available on favorable terms, if at all. We do not expect that any financing would reflect interest rates or other terms as favorable as those historically enjoyed by Kimberly-Clark because, among other things, the credit rating of our debt will be less favorable than the ratings for Kimberly-Clark.

The transition services to be provided for us by Kimberly-Clark may be difficult for us to perform or replace without operational problems and additional cost.

        We have entered into a corporate services agreement with Kimberly-Clark pursuant to which Kimberly-Clark provides for us certain transition services for a period of time following the Spin-Off. These services will include, among others, certain employee benefits administration and payroll, transportation, management information systems, environment and energy, and certain accounting functions. If, after the expiration of the agreement (which expires with respect to most services on December 31, 2005), we are unable to perform these services or replace them in a timely manner or on terms and conditions as favorable as those we expect to receive from Kimberly-Clark, we may experience operational problems and increased costs to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Obligations" for more information on the corporate services agreement.

We may experience increased costs resulting from decreased purchasing power, which could decrease our overall profitability.

        Prior to our Spin-Off, we were able to take advantage of Kimberly-Clark's size and purchasing power in procuring goods, services and technology, such as management information services, health insurance, pension and other employee benefits, payroll administration, risk management, tax and other services. As a separate, stand-alone entity, we may be unable to obtain similar goods, services and technology at prices or on terms as favorable as those obtained prior to the Spin-Off.

Risks Relating to Our Indebtedness

We incurred significant indebtedness in connection with the Spin-Off, which subjected us to restrictive covenants relating to the operation of our business.

        We have $225 million of senior notes outstanding and $150 million of capacity on our revolving credit agreement, with no amounts outstanding. Our leverage could have important consequences to you. For example, it could:

  •
  make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the notes and our other indebtedness;

  •
  place us at a disadvantage to our competitors;

  •
  require us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, thereby reducing funds available for other purposes;

  •
  increase our vulnerability to a downturn in general economic conditions or the industry in which we operate;

  •
  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate and other purposes; and

  •
  limit our ability to plan for and react to changes in our business and the industry in which we operate.

        The terms of our indebtedness, including the revolving credit facility and the indenture governing the notes, contain covenants restricting our ability to, among other things, incur certain additional debt, make specified restricted payments and capital expenditures, authorize or issue capital stock, enter into transactions with our affiliates, consolidate or merge with or acquire another business, sell certain of our assets or liquidate, dissolve or wind-up our company. In addition, the terms of our revolving credit facility require us to achieve and maintain certain specified financial ratios. These restrictions may limit our ability to engage in activities which could expand our business, including obtaining future financing, making needed capital expenditures or taking advantage of business opportunities such as strategic acquisitions and dispositions.

        Our revolving credit facility accrues interest at variable rates. As of March 31, 2005, we had $150.0 million of capacity under our new revolving credit facility that was reduced by $5.9 million of outstanding letters of credit to $144.1 million of availability. We may reduce our exposure to rising interest rates by entering into interest rate hedging arrangements, although those arrangements may result in us incurring higher interest expenses than we would incur without the arrangements. If interest rates increase in the absence of such arrangements, we will need to dedicate more of our cash flow from operations to make payments on our debt. For more information on our liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our failure to comply with the covenants contained in our revolving credit facility or the indenture could result in an event of default that could cause acceleration of our indebtedness.

        Our failure to comply with the covenants and other requirements contained in the indenture, our revolving credit facility or our other debt instruments could cause an event of default under the relevant debt instrument. The occurrence of an event of default could trigger a default under our other debt instruments, prohibit us from accessing additional borrowings and permit the holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets or cash flows may not be sufficient to repay fully borrowings under our outstanding debt instruments, and we may be unable to refinance or restructure the payments on indebtedness on favorable terms, or at all.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness, which may increase the risks created by our substantial indebtedness.

        Because the terms of our revolving credit facility and the indenture governing the notes do not fully prohibit us or our subsidiaries from incurring additional indebtedness, we and our subsidiaries may be able to incur substantial additional indebtedness in the future, some of which may be secured. If we or any of our subsidiaries incur additional indebtedness, the related risks that we and they now face may intensify.

We may not be able to generate a sufficient amount of cash flow to meet our debt obligations, including the notes.

        Our ability to make scheduled payments or to refinance our obligations with respect to the notes, our other debt and our other liabilities will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt obligations and other liabilities, we could face substantial liquidity problems and may be forced to reduce or delay scheduled expansions and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient to repay our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt and other obligations, we cannot assure you as to the terms of any such transaction or how quickly any such transaction could be completed.

        If we cannot make scheduled payments on our debt, we will be in default and, as a result:

  •
  our debt holders could declare all outstanding principal and interest to be due and payable;

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  our senior secured lenders could terminate their commitments and commence foreclosure proceedings against our assets; and

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  we could be forced into bankruptcy or liquidation.

        If our operating performance declines in the future or we breach our covenants under the revolving credit facility, we may need to obtain waivers from the required lenders under our revolving credit facility to avoid being in default. We may not be able to obtain these waivers. If this occurs, we would be in default under the revolving credit facility.

We depend on our subsidiaries to generate cash flow to meet our debt service obligations, including payments on the notes.

        We conduct a substantial portion of our business through our subsidiaries. Consequently, our cash flow and ability to service our debt obligations, including the notes, depend upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other payments or advances to us will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt, including our revolving credit facility and the indenture governing the notes. These limitations are also subject to important exceptions and qualifications.

        The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt, including the notes, will depend upon their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If our subsidiaries do not generate sufficient cash flow from operations to help us satisfy our debt obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking to raise additional capital. Refinancing may not be possible, and any assets may not be able to be sold, or, if sold, we may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or we may be prohibited from incurring it, if available, under the terms of our various debt instruments then in effect. Our ability to issue additional stock will be constrained because such an issuance of additional stock could cause the Spin-Off to be taxable to Kimberly-Clark, and we would be required to indemnify Kimberly-Clark against that tax. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the notes. The earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise may not be adequate for us to service our debt obligations, including the notes.

Risks Relating to the Exchange Senior Notes

The notes will be effectively subordinated to our secured debt.

        Our obligations under the notes, and the obligations of the guarantors under their respective guarantees, are unsecured. As a result, the notes and the related guarantees will be effectively subordinated to all of our and the guarantors' secured indebtedness to the extent of the value of the assets securing that indebtedness. As of March 31, 2005, we had $150.0 million of capacity under our revolving credit facility that was reduced by $5.9 million of outstanding letters of credit to $144.1 million of availability. Our obligations under our revolving credit facility are secured by substantially all of our assets and by the stock of our subsidiaries, as described in "Description of Revolving Credit Facility."

        In the event that we are not able to repay amounts due under our revolving credit facility, the lenders could proceed against the assets securing that indebtedness. In that event, any proceeds received upon a sale of the assets would be applied first to amounts due under our revolving credit facility before any proceeds would be available to make payments on the notes. If there is a default, the value of this collateral may not be sufficient to repay both the lenders under our revolving credit facility and the holders of the notes.

Although the notes initially will be guaranteed by substantially all of our subsidiaries, our foreign subsidiaries will only guarantee the notes for as long as they guarantee our other debt or the debt of our domestic restricted subsidiaries.

        Although the notes initially will be fully and unconditionally guaranteed on an unsecured senior basis by substantially all of our existing, and all of our future, domestic and foreign restricted subsidiaries, our subsidiaries outside the United States (which hold substantially all of the assets of our Canadian pulp operations) will only guarantee the notes for as long as those subsidiaries guarantee our or our domestic restricted subsidiaries' other debt, including our revolving credit facility. If a foreign subsidiary guarantor is released or discharged from its guarantee of such other indebtedness for any reason whatsoever (except a discharge by or as a result of payment under such guarantee), or if such other guaranteed indebtedness is repaid in full by us or such domestic restricted subsidiary or refinanced with other indebtedness that is not guaranteed by the foreign subsidiary guarantor, then the foreign subsidiary guarantor also will be released from its guarantee of the notes. Our sole foreign subsidiary, before intercompany eliminations, contributed 56% of our net sales and incurred an operating loss of $120.5 million (which includes the impairment loss of $112.8 million) for the year ended December 31, 2004, and represented 56% of our total assets as of that date.

We may be unable to repurchase the notes upon a change of control.

        Upon the occurrence of a change of control, we will be required under the indenture governing the notes to make an offer to repurchase all outstanding notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest. We may not have sufficient funds to pay the purchase price for all notes tendered by holders under the offer to repurchase. In addition, the terms of our revolving credit facility require, and our other debt agreements may require, that we repay all outstanding amounts under those agreements upon the occurrence of a change of control. Our failure to repurchase all validly tendered notes upon a change of control would result in an event of default under the indenture governing the notes.

        In addition, the definition of change of control for purposes of the indenture does not necessarily afford protection for the holders of the notes in the event of some types of highly leveraged transactions, including certain acquisitions, mergers, refinancings, restructurings or other recapitalizations, although these types of transactions could increase our indebtedness or otherwise affect our capital structure or credit ratings and the holders of the notes. The definition of change of control for purposes of the indenture also includes a phrase relating to the direct or indirect sale, transfer, assignment, lease, conveyance or other disposition of "all or substantially all" of our properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition under applicable law. Accordingly, our obligation to make an offer to purchase the notes, and the ability of a holder of notes to require us to repurchase its notes pursuant to the offer as a result of a highly leveraged transaction or a sale, transfer, assignment, lease, conveyance or other disposition of less than all of our assets taken as a whole, may be uncertain.

At any time on or prior to November 15, 2009, after the completion of a change of control offer that was accepted by holders of not less than 75% of the aggregate principal amount of the notes, we may redeem all of the remaining notes at a redemption price equal to the greater of 101% of the principal amount of the notes to be redeemed and 100% of the principal amount of the notes to be redeemed plus a "make whole" premium.

        Upon the occurrence of a change of control, we will be required under the indenture governing the notes to make an offer to repurchase all outstanding notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest. If the change of control offer is accepted by holders of not less than 75% of the aggregate principal amount of the notes, we may, at any time on or prior to November 15, 2009, redeem all of the remaining notes at a redemption price equal to the greater of 101% of the principal amount of the notes to be redeemed and 100% of the principal amount of the notes to be redeemed plus a "make whole" premium. See "Description of the Notes—Optional Redemption." If the notes are redeemed, you may not receive the return you expect to receive on the notes.

If the notes are rated investment grade at any time by both Moody's and Standard and Poor's, most of the restrictive covenants and corresponding events of default contained in the indenture will be suspended.

        If, at any time, the credit rating on the notes, as determined by both Moody's Investors Service and Standard and Poor's Ratings Services, equals or exceeds Baa3 and BBB–, respectively, or any equivalent replacement ratings, we will no longer be subject to most of the restrictive covenants and corresponding events of default contained in the indenture. Any restrictive covenants or corresponding events of default that cease to apply to us as a result of achieving these ratings will be restored if one or both of the credit ratings on the notes later falls below these thresholds. However, during any period in which these restrictive covenants are suspended, we may incur other indebtedness, make restricted payments and take other actions that would have been prohibited if these covenants had been in effect. If the restrictive covenants are later restored, the actions taken while the covenants were suspended will not result in an event of default under the indenture even if they would constitute an event of default at the time the covenants are restored. Accordingly, if these covenants and corresponding events of default are suspended, you will have less credit protection than you will at the time the notes are issued.

A court may void the guarantees of the notes or subordinate the guarantees to other obligations of the subsidiary guarantors.

        The notes are guaranteed by substantially all of our domestic restricted subsidiaries and, for as long as they guarantee other indebtedness of ours or our domestic restricted subsidiaries, by our foreign restricted subsidiary. There is a risk that a guarantor's guarantee of the notes could be voided by a court or that claims by holders of the notes under the guarantee could be subordinated to other debt of the guarantor. In addition, any payment by the guarantor pursuant to its guarantee could be required to be returned to that guarantor or to a fund for the benefit of the creditors of that guarantor.

        Although standards may vary depending on applicable law, generally under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws or applicable Canadian federal or provincial law, a court may void or subordinate a guarantee if the court were to find that, among other things, at the time any guarantor of the notes incurred the debt evidenced by its guarantee, the guarantor:

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  was insolvent or rendered insolvent by reason of the incurrence of the guarantee;

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  was engaged or about to engage in a business or transaction for which that guarantor's remaining assets constituted unreasonably small capital;

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  was a defendant in an action for money damages, or had a judgment for money damages docketed against it, if in either case, after a final judgment, the judgment was unsatisfied; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature;

        and that guarantor:

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  received less than reasonable equivalent value or fair consideration for the incurrence of its guarantee; or

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  incurred the guarantee or made related distributions or payments with the intent of hindering, delaying or defrauding creditors.

        The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding. Generally, however, a guarantor of the notes would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets at a fair valuation;

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  the present fair value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

U.S. investors in the notes may have difficulties enforcing civil liabilities against our Canadian subsidiary guarantor and our director and certain experts who are residents of Canada.

        One of the subsidiary guarantors of the notes is governed by the laws of Nova Scotia, Canada. One of our directors, as well as certain experts named in this prospectus, are residents of Canada, and a substantial portion of our assets are located in Canada. As a result, it may be difficult for holders of the notes to effect service of process upon those persons within the United States or to enforce against them in the United States judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, we have been advised by our Canadian counsel that there is doubt as to the enforceability in Canada against our Canadian subsidiary guarantor, our Canadian director and the experts named in this prospectus who are residents of Canada, in original actions or in actions for enforcements of judgments of U.S. courts, of liabilities predicated solely upon U.S. federal securities laws.

Risks Associated with the Exchange Offer

        You may not be able to sell your initial senior notes if you do not exchange them for exchange senior notes in the exchange offer.

        If you do not exchange your initial senior notes for exchange senior notes in the exchange offer, your initial senior notes will continue to be subject to the restrictions on transfer as stated in the legend on the initial senior notes. In general, you may not offer or sell the initial senior notes unless they are:

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  registered under the Securities Act;

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  offered or sold pursuant to an exemption from the Securities Act and

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  applicable state securities laws; or

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  offered or sold in a transaction not subject to the Securities Act and

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  applicable state securities laws.

        We do not currently anticipate that we will register the initial senior notes under the Securities Act. In addition, holders who do not tender their initial senior notes, except for certain instances involving the initial purchasers or holders of initial senior notes who are not eligible to participate in the exchange offer or who do not receive freely transferable exchange senior notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest.

The market for initial senior notes may be significantly more limited after the exchange offer.

        If initial senior notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for initial senior notes that remain outstanding may be significantly more limited. As a result, the liquidity of the initial senior notes not tendered for exchange may be adversely affected. The extent of the market for initial senior notes and the availability of price quotations will depend upon a number of factors, including the number of holders of initial senior notes remaining outstanding and the interest of securities firms in maintaining a market in the initial senior notes. An issue of securities with a similar outstanding market value available for trading, which is called the "float," may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for initial senior notes that are not exchanged in the exchange offer may be affected adversely as initial senior notes exchanged pursuant to the exchange offer reduce the float. The reduced float also may make the trading price of the initial senior notes that are not exchanged more volatile.

An active trading market may not develop for the exchange senior notes.

        The exchange senior notes are new securities for which there is currently no market. We do not intend to list the exchange senior notes on a securities exchange or other market. We cannot assure you as to the liquidity of markets that may develop for the exchange senior notes, your ability to sell the exchange senior notes or the price at which you would be able to sell the exchange senior notes. If such markets were to exist, the exchange senior notes could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities.

Restrictions on the exchange offer.

        Issuance of exchange senior notes in exchange for initial senior notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of initial senior notes desiring to tender such initial senior notes in exchange for exchange senior notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of initial senior notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

FORWARD-LOOKING STATEMENTS

        This prospectus contains disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. These factors include, but are not limited to:

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  general economic conditions, particularly in the United States and Canada;

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  fluctuations in global equity and fixed income markets;

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  the competitive environment;

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  the loss of current customers or the inability to obtain new customers;

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  changes in asset valuations, including writedowns of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

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  employee and labor relations;

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  changes in U.S./Canadian dollar currency exchange rates;

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  changes in pulp prices;

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  the cost or availability of raw materials;

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  the absence of a public market for exchange senior notes; and

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  the other factors described under "Risk Factors."

        You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date of this prospectus, when evaluating the information presented in this prospectus.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        In connection with the sale of the initial senior notes on November 30, 2004, we entered into a registration rights agreement on that date with the initial purchasers of the initial senior notes, pursuant to which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the initial senior notes for the exchange senior notes within 270 days after the issuance of the initial senior notes. We are making the exchange offer to fulfill our contractual obligations under that agreement.

        Pursuant to the exchange offer, we will issue the exchange senior notes in exchange for initial senior notes. The form and terms of the exchange senior notes are substantially identical as the form and terms of the initial senior notes, with two exceptions. First, the exchange senior notes will have been registered under the Securities Act and therefore will not be subject to specified restrictions on transfer applicable to the initial senior notes. Second, the exchange senior notes will not contain registration rights or provide for any increase in the interest rate related to our obligation to register the initial senior notes.

        We are not making the exchange offer to, and will not accept tenders for exchange from, holders of initial senior notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the initial senior notes or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term "holder" with respect to the exchange offer means any person in whose name the initial senior notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose initial senior notes are held of record by DTC who desires to deliver such initial senior notes by book-entry transfer at DTC.

        Each broker-dealer that receives exchange senior notes for its own account in exchange for initial senior notes, where such initial senior notes were acquired by such broker-dealer as a result of market-

making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange senior notes. See "Plan of Distribution."

        If you are an affiliate of ours or if you intend to participate in the exchange offer for the purpose of distributing the exchange senior notes, or if you are a broker-dealer that purchased initial senior notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, you will not be permitted or entitled to tender those initial senior notes in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of those initial senior notes unless that sale is made pursuant to an exemption from such requirements. See "Plan of Distribution."

Terms of the Exchange

        Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange initial senior notes that are properly tendered on or before 5:00 p.m., New York City time, on the expiration date and not withdrawn as permitted below. As of the date of this prospectus, $225 million aggregate principal amount of the initial senior notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about July 6, 2005 to all holders of initial senior notes known to us. Initial senior notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof. We will issue exchange senior notes promptly after the expiration of the exchange offer.

        Our acceptance of the tender of initial senior notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

        The exchange offer is not conditioned upon any minimum aggregate principal amount of initial senior notes being tendered or accepted for exchange.

        Holders of initial senior notes do not have any dissenters' rights in connection with this exchange offer.

        We make no recommendation to the holders of initial senior notes as to whether to tender or refrain from tendering all or any portion of their initial senior notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of initial senior notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of initial senior notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

        If any tendered initial senior notes are not accepted for exchange because of an invalid tender, global securities for any unaccepted initial senior notes will be returned, without expense, to the tendering holder promptly after completion of this exchange offer.

        We will pay all charges and expenses in connection with this exchange offer. Holders participating in any underwritten offering shall be responsible for any underwriting discounts, commissions and fees and disbursements of counsel to the selling holders to the extent not required to be paid by us. See "—Fees and Expenses." Subject to the instructions in the letter of transmittal, holders who tender initial senior notes in connection with this exchange offer will not be required to pay transfer taxes with respect to the exchange of initial senior notes in connection with this exchange offer.

Expiration Date; Extensions; Termination; Amendments

        The exchange offer will expire at 5:00 p.m., New York City time, on August 5, 2005 unless we, in our sole discretion, extend the period during which the exchange offer is open by giving written notice to the exchange agent and by timely public announcement communicated no later than 9:00 a.m. on the next business day following the date for expiration, unless otherwise required by applicable law or regulation, by making a press release. We will not extend the exchange offer beyond August 19, 2005. During any extension of the exchange offer, all initial senior notes previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

        We expressly reserve the right to:

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  terminate the exchange offer and not accept for exchange any initial senior notes if we determine, in our sole discretion, that the conditions to the exchange offer have not been satisfied, and

  •
  amend the terms of the exchange offer in any manner permitted by applicable law, whether before or after any tender of initial senior notes.

        If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of initial senior notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the date of expiration, we will exchange the exchange senior notes for initial senior notes promptly following the expiration date.

        If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the holders of the initial senior notes, and if at the time that such prospectus supplement is first sent or given to holders of initial senior notes, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such prospectus supplement is first so sent or given, then the exchange offer will be extended until the expiration of such period of five business days.

        We will mail this prospectus and the related letter of transmittal and other relevant materials to record holders of initial senior notes and to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of initial senior notes.

Procedures for Tendering

        Your tender to us of initial senior notes pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions stated below and in the letter of transmittal.

General Procedures

        You may tender your initial senior notes by:

  •
  properly completing and signing the letter of transmittal and delivering it, together with the certificate or certificates, if any, representing the initial senior notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer pursuant to the procedures described below), to the exchange agent at its address set forth below on or prior to the date and time the exchange offer expires, or

  •
  complying with the guaranteed delivery procedures described below.

        Each broker-dealer that receives exchange senior notes for its own account in exchange for initial senior notes, where such initial senior notes were acquired by such broker-dealer as a result of market- making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange senior notes. See "Plan of Distribution."

        If tendered initial senior notes are registered in the name of the signer of the letter of transmittal and the exchange senior notes to be issued in exchange for those initial senior notes are to be issued (and any untendered initial senior notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered initial senior notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If the exchange senior notes and/or initial senior notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the initial senior notes, the signature on the letter of transmittal must be guaranteed by one of the institutions just described.

        If your initial senior notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those initial senior notes, you should contact that holder promptly and instruct that holder to tender those initial senior notes on your behalf. If you wish to tender those initial senior notes yourself, you must, prior to completing and executing the letter of transmittal and delivering those initial senior notes, make appropriate arrangements to register ownership of those initial senior notes in your name and follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the initial senior notes at DTC for purposes of the exchange offer within two business days after receipt of this prospectus, and any participant in DTC's system may make book-entry delivery of initial senior notes by causing DTC to transfer such initial senior notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of initial senior notes may be effected through book-entry transfer at DTC, you must send the letter of transmittal, with any required signature guarantees and any other required documents, to the exchange agent at the address specified below, and it must be received by the exchange agent on or prior to the date the exchange offer expires or you must comply with the guaranteed delivery procedures described below.

        DTC has confirmed that any participant in DTC's system may use the Automated Tender Offer Program procedures to tender initial senior notes.

        Any participant in DTC's system may make book-entry delivery of initial senior notes by causing DTC to transfer such initial senior notes into the exchange agent's account in accordance with the Automated Tender Offer Program procedures for transfer. However, the exchange for initial senior notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of initial senior notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. An agent's message is a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant tendering initial senior notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against that participant.

        The method of delivery of initial senior notes and all other documents, including delivery through DTC and any acceptance of an agent's message through the Automated Tender Offer Program, is at your election and risk. We recommend that you use an overnight or hand delivery service to deliver any documents. If you send these documents by mail, we recommend that you use registered mail, return receipt requested, that you obtain proper insurance, and that you mail those documents sufficiently in advance of the date which the exchange offer expires to permit delivery to the exchange agent on or before such date.

Guaranteed Delivery Procedures

        If you wish to accept the exchange offer and time will not permit a letter of transmittal or initial senior notes to reach the exchange agent before the date on which the exchange offer expires, you must deliver to the exchange agent a letter, telegram or facsimile transmission from a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act, stating:

  •
  the name and address of the tendering holder;

  •
  the principal amount of the initial senior notes being tendered;

  •
  the names in which the initial senior notes are registered;

  •
  if possible, the certificate numbers of the initial senior notes to be tendered; and

  •
  that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the appropriate submitting institution, the initial senior notes, in proper form for transfer, will be delivered by such appropriate submitting institution together with a properly completed and duly executed letter of transmittal (and any other required documents).

        Such a tender will be effective only if such notice is received by the exchange agent before the exchange offer expires.

        Unless initial senior notes being tendered by the above-described method (or a timely book-entry confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a notice of guaranteed delivery which may be used by appropriate submitting institutions for the purposes described in the paragraphs above are available from the exchange agent.

        A tender will be deemed to have been received as of the date when your properly completed and duly signed letter of transmittal or agent's message accompanied by the initial senior notes (or a timely book-entry confirmation) is received by the exchange agent. Issuances of exchange senior notes in exchange for initial senior notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an appropriate submitting institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered initial senior notes (or a timely book-entry confirmation).

Determination of Validity

        We will determine in our sole discretion all questions as to the validity, form and eligibility of initial senior notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular initial senior note not properly tendered or of which our acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular initial senior note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular initial senior note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial senior notes must be cured within a reasonable period of time.

        Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of initial senior notes. Moreover, neither we, the exchange agent, nor any other person will incur any liability for failing to give notification of any defect or irregularity.

Terms and Conditions of the Letter of Transmittal

        The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

        By tendering your initial senior notes for exchange, you thereby exchange, assign and transfer the initial senior notes to us and irrevocably constitute and appoint the exchange agent as your agent and attorney-in-fact to cause the initial senior notes to be assigned, transferred and exchanged. You will be required to represent and warrant that you have full power and authority to tender, exchange, assign and transfer the initial senior notes and to acquire exchange senior notes issuable upon the exchange of those tendered initial senior notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered initial senior notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or proxy. You will also warrant that you will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered initial senior notes by us. You will also agree that the acceptance of any tendered initial senior notes by us and the issuance of exchange senior notes in exchange for those notes shall constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under that agreement (except in limited circumstances). All authority conferred by you will survive your death or incapacity, and all of your obligations will be binding upon your heirs, legal representatives, successors, assigns, executors and administrators.

        By tendering initial senior notes and executing the letter of transmittal, or transmitting an agent's message, as the case may be, you represent that:

  •
  you are not an affiliate of ours as defined in Rule 405 of the Securities Act, or you are an affiliate of ours and you agree to comply with the registration and prospectus delivery requirements of the Securities Act;

  •
  you did not acquire your initial senior notes directly from us or from an affiliate of ours;

  •
  you are acquiring the exchange senior notes offered hereby in the ordinary course of your business;

  •
  you have not engaged in, you do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange senior notes; and

  •
  you are not acting on behalf of any person who could not truthfully make any of the foregoing representations.

        If you are a broker-dealer that purchased initial senior notes for your own account as part of market-making or other trading activities, you represent that you have not agreed with us or our affiliates to distribute the exchange senior notes and you agree to deliver a prospectus in connection with any resale of the exchange senior notes, then you may exclude the representation in the second-to-last bullet point above.

Withdrawal Rights

        You may withdraw any initial senior notes you have tendered pursuant to the exchange offer at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth below in the "—Exchange Agent" section. Any such notice of withdrawal must state:

  •
  the person named in the letter of transmittal as having tendered initial senior notes to be withdrawn;

  •
  if possible, the certificate numbers of initial senior notes to be withdrawn;

  •
  the principal amount of initial senior notes to be withdrawn;

  •
  a statement that such holder is withdrawing its election to have those initial senior notes exchanged; and

  •
  the name of the registered holder of those initial senior notes.

        The withdrawal notice must be signed by the holder in the same manner as the initial signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the initial senior notes being withdrawn.

        The exchange agent will return the properly withdrawn initial senior notes promptly following receipt of the notice of withdrawal. We will determine all questions as to the validity of notices of withdrawal, including time of receipt, and such determinations will be final and binding on all persons.

Acceptance of Initial Senior Notes for Exchange; Issuance of Exchange Senior Notes

        Upon the terms and subject to the conditions of the exchange offer, we will choose and notify the exchange agent of the date on which the acceptance for exchange of initial senior notes validly tendered and not withdrawn and the issuance of the exchange senior notes will be made. For the purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered initial senior notes when we have given written notice thereof to the exchange agent.

        The exchange agent will act as agent for the tendering holders of initial senior notes for the purposes of receiving exchange senior notes from us and causing the initial senior notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of the exchange senior notes to be issued in exchange for accepted initial senior notes will be made by the exchange agent promptly after acceptance of the tendered initial senior notes. Initial senior notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of initial senior notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the procedures described above, such non-exchanged initial senior notes will be credited to an account maintained with DTC) promptly following the date on which the exchange offer expires, or, if we terminate the exchange offer prior to such date, promptly after the exchange offer is so terminated.

Interest Payments on the Exchange Senior Notes

        The exchange senior notes will bear interest from the most recent date to which interest has been paid on the initial senior notes exchanged therefor or, if no interest has been paid on such initial senior notes, from November 30, 2004. Accordingly, registered holders of exchange senior notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from November 30, 2004.

        Initial senior notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of initial senior notes whose initial senior notes are accepted for exchange will not receive any payment in respect of accrued interest on such initial senior notes; rather, that interest will be payable on the exchange senior notes delivered in exchange for the initial senior notes on the first interest payment date after the exchange date.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer and subject to an obligations under the registration rights agreement, we will not be required to accept for exchange, or exchange any exchange senior notes for, any initial senior notes, and we may terminate the exchange offer as provided in this prospectus before accepting any initial senior notes for exchange if in our reasonable judgment:

  •
  the exchange senior notes to be received will not be tradable by the holder, without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

  •
  the exchange offer, or the making of any exchange by a holder of initial senior notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

  •
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

        In addition, we will not be obligated to accept for exchange the initial senior notes of any holder that has not made to us:

  •
  the representations described under "—Purpose and Effect of the Exchange Offer," "—Procedures for Tendering" and "Plan of Distribution;" and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange senior notes under the Securities Act.

        We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any initial senior notes by giving oral or written notice of the extension to their holders. During any such extensions, all notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any initial senior notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

        We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any initial senior notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the initial senior notes as promptly as practicable.

        These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

        In addition, we will not accept for exchange any initial senior notes tendered, and will not issue exchange senior notes in exchange for any initial senior notes if, at the time, any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part.

Consequences of Failure to Exchange

        Holders of initial senior notes who do not exchange their initial senior notes for exchange senior notes under the exchange offer will remain subject to the restrictions on transfer of the initial senior notes:

  •
  as set forth in the legend printed on the senior notes as a consequence of the issuance of the initial senior notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise as set forth in the prospectus distributed in connection with the private offering of the initial senior notes.

        In general, you may not offer or sell the initial senior notes unless they are registered under the Securities Act or the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the initial senior notes under the Securities Act.

Accounting Treatment

        The exchange senior notes will be recorded at the same carrying value as the initial senior notes for which they are exchanged, which is the aggregate principal amount of the initial senior notes, as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the exchange offer. The cost of the exchange offer will be amortized over the term of the exchange senior notes.

Exchange Agent

        We have appointed The Bank of New York Trust Company, N.A. as the exchange agent for the exchange offer. Delivery of the letters of transmittal and any other required documents should be directed to the exchange agent as follows:

        By registered or certified mail, overnight delivery or hand delivery:

The Bank of New York Trust Company, N.A. 101 Barclay Street East New York, New York 10286 Attn.: Corporate Trust Operations

        By facsimile transmission:

(212) 298-1915 Attn.: Reorganization Unit

        For additional information or questions relating to the exchange offer, contact:

Mr. David Mauer Phone: (212) 815-3687

        Delivery of the letter of transmittal to an address other than the New York address set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

        We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection with its services. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. We will pay the expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent, printing, accounting and legal fees.

Transfer Taxes

        Holders who tender their initial senior notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, exchange senior notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the initial senior notes tendered, or if a transfer tax is imposed for any reason other than the exchange of initial senior notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

No Outside Information; Limitation on Exchange Offer

        No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our business since the respective dates as of which information is given herein.

        We are not making the exchange offer to (nor will tenders be accepted from or on behalf of) holders of initial senior notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of initial senior notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer may be made on our behalf by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange senior notes. In consideration for issuing the exchange senior notes as contemplated in this prospectus, we will receive, in exchange, an equal number of initial senior notes in like principal amount. The form and terms of the exchange senior notes are identical in all material respects to the form and terms of the initial senior notes. The initial senior notes surrendered in exchange for the exchange senior notes will be retired and marked as cancelled and cannot be reissued.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2005. You should read this table together with "Selected Historical Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and the notes to those statements included elsewhere in this prospectus.

As of March 31, 2005
(dollars in millions)
Debt:
Short-term debt	$2.8

7 3/8% senior notes	225.0
Other long-term debt	2.2

Total long-term debt	227.2

Total debt	230.0
Total stockholders' equity	197.8

Total capitalization	$427.8

        Our ability to issue additional stock will be constrained because such an issuance of additional stock may cause the Spin-Off to be taxable to Kimberly-Clark under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Kimberly-Clark against that tax. See "Risk Factors—Risks Related to the Spin-Off and Our Separation from Kimberly-Clark" for a more detailed discussion of Section 355(e).

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION

        The following table sets forth our selected historical financial and other data. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated and combined financial statements and the notes to those consolidated and combined financial statements included elsewhere in this prospectus. The selected financial data as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 have been derived from our unaudited historical condensed consolidated and combined financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared by us on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of information set forth therein. The statement of operations data for each of the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2004 and 2003 set forth below are derived from our audited historical consolidated and combined financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2001 and the balance sheet data as of December 31, 2002 set forth below are derived from our audited historical combined financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 2000 and the balance sheet data as of December 31, 2001 and 2000 set forth below are derived from our unaudited historical combined financial statements not included in this prospectus.

        The consolidated and combined financial statements reflect the consolidated operations of Neenah and its subsidiaries as a separate, stand-alone entity subsequent to November 30, 2004. The historical financial and other data for periods through November 30, 2004 have been prepared on a combined basis from Kimberly-Clark's consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Kimberly-Clark's fine paper and technical paper businesses in the United States and its Canadian pulp business and give effect to allocations of expenses from Kimberly-Clark. For a description of these allocations, see Note 1 of the notes to our audited historical consolidated and combined financial statements included elsewhere in this prospectus. The historical financial and other data will not be indicative of our future performance, nor do they reflect what our financial position and results of operations would have been had we operated as a separate, independent company during the periods presented.

        To understand how our historical results would have been different had we been separate from Kimberly-Clark during such periods, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Outlook" contained elsewhere in this prospectus.

        Prior to the Spin-Off, all of the operations of our pulp and paper business were included in the consolidated income tax returns of Kimberly-Clark. Under the tax sharing agreement, Kimberly-Clark will indemnify us for all income tax liabilities and retain rights to all tax refunds relating to operations in the consolidated income tax returns for periods through the date of the Spin-Off. Accordingly, the combined balance sheets for 2003, 2002, 2001 and 2000 do not include current or prior period income tax receivables or payables related to our operations, which were filed on a consolidated basis with Kimberly-Clark. The income tax provisions were determined as if our business were a separate taxpayer.

        Additionally, a footnote containing consolidating financial information as of December 31, 2004 and 2003 and for the three years ended December 31, 2004 and condensed consolidating financial information as of and for the three months ended March 31, 2005 for Neenah Paper, Inc. and each of our subsidiaries guaranteeing the initial senior notes and exchange senior notes is not included in the notes to our financial statements included in this prospectus. The footnote is not included because: (a) historical information required to prepare consolidating comparative financial statements was not maintained on a discrete comparable basis within Kimberly-Clark; (b) prior to the Spin-Off, the business operations that now constitute Neenah Paper, Inc. and our subsidiaries were not part of separate operating units or divisions of Kimberly-Clark for which discrete financial statements were prepared; and (c) the functions and operations of the assets and the related businesses as currently structured is substantially different from that which existed at Kimberly-Clark.

	Three Months Ended March 31,				Year Ended December 31,
	2005		2004		2004	2003		2002		2001		2000
	(Dollars in millions except per share)
Consolidated and Combined Statement of Operations Data(a)
Net sales(b)	$196.6		$198.4		$772.1	$710.3		$702.0		$744.0		$915.5
Cost of products sold(b)	171.3		165.3		647.9	602.4		570.4		601.2		616.7

Gross profit	25.3		33.1		124.2	107.9		131.6		142.8		298.8
Selling, general and administrative expenses	12.7		9.1		45.8	34.6		33.6		37.2		32.1
Asset impairment loss(c)	4.3		—		112.8	—		—		—		—
Other (income) and expense—net	(0.6)		(0.3)		5.5	10.0		(1.3)		(4.5)		(3.4)

Operating income (loss)	8.9		24.3		(39.9)	63.3		99.3		110.1		270.1
Interest expense	4.7		—		1.4	—		—		—		—

Income (loss) before income taxes	4.2		24.3		(41.3)	63.3		99.3		110.1		270.1
Provision (benefit) for income taxes	1.5		9.2		(14.9)	24.4		37.0		35.5		101.0

Net income (loss)	$2.7		$15.1		$(26.4)	$38.9		$62.3		$74.6		$169.1

Earnings (loss) per basic share(d)	$0.18		$1.03		$(1.79)	$2.64		$4.23		$5.06		$11.47

Earnings (loss) per diluted share(d)	$0.18		$1.03		$(1.79)	$2.64		$4.23		$5.06		$11.47

Other Financial Data(c)
Net cash flow provided by (used in):
Operating activities	$8.3		$12.7		$76.0	$73.6		$111.8		$145.2		$172.2
Investment activities	(6.5)		(1.2)		(19.1)	(23.6)		(16.0)		(26.1)		(16.2)
Financing activities	3.5		(11.5)		(37.8)	(50.0)		(95.8)		(119.1)		(163.1)
Capital expenditures	(6.6)		(1.7)		19.1	24.4		18.4		29.1		16.8
Ratio of earnings to fixed charges(e)	1.8	X	82.0	X	(e )	71.3	X	125.1	X	123.3	X	338.6	X
	As of March 31,	As of December 31,
	2005	2004(f)	2003	2002	2001	2000
		(As Restated)	(Dollars in millions)
Consolidated and Combined Balance Sheet Data(c)
Working capital	$124.6	$116.4	$101.7	$98.4	$114.1	$138.8
Total assets	577.1	565.7	592.0	540.3	602.0	679.7
Long-term debt	227.2	225.0	—	—	—	—
Total liabilities	379.3	368.6	158.3	146.6	151.9	197.6
Total stockholders' and invested equity	197.8	197.1	433.7	393.7	450.1	482.1

(a)
As noted elsewhere in this prospectus, for periods prior to the Spin-Off, our historical financial results will not be indicative of our future performance, nor do they reflect what our financial position and results of operations would have been had we operated as a separate, independent company during the periods presented.

(b)
The above amounts of Net sales and Cost of products sold for the years ended December 31, 2003, 2002, 2001 and 2000 have been increased from the amounts previously reported by $44.5 million, $44.0 million, $42.8 million and $43.7 million, respectively, to be in conformity with EITF 00-10, which prohibits the netting of shipping and handling costs against revenues.

(c)
In 2004, we recorded a $112.8 million pre-tax, non-cash impairment loss to reduce the carrying amount of the Terrace Bay facility (See Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset Impairment Loss).

(d)
As a result of the net loss in 2004, the assumed incremental 60,683 shares resulting from the exercise of stock options were excluded from the diluted earnings per share calculation, as the effect would have been anti-dilutive. For 2003, 2002, 2001 and 2000, basic and diluted earnings per share were computed using the number of shares of Neenah common stock outstanding at the Spin-Off date.

(e)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes (less interest) plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the estimated interest portion of rental expense. For the year ended December 31, 2004, our earnings were insufficient to cover fixed charges by $41.3 million.

(f)
As described in Note 17 of notes to consolidated and combined financial statements, the consolidated balance sheet and the consolidated and combined statement of changes in stockholders' and invested equity as of December 31, 2004 have been restated to reflect a decrease in net deferred tax assets of $20.9 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis presents the factors that had a material effect on our results of operations during the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002. Also discussed is our financial position as of the end of those periods. You should read this discussion in conjunction with our consolidated and combined financial statements and the notes to those consolidated and combined financial statements included elsewhere in this Prospectus. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Restatement

        As discussed in Note 17 of notes to consolidated and combined financial statements, the consolidated balance sheet and statement of changes in stockholders' and invested equity as of December 31, 2004 have been restated to reflect a decrease in net deferred tax assets of $20.9 million. As a result, additional paid-in capital has been reduced by a corresponding amount.

Introduction

        As more fully described in the "Business Outlook" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations, the results of operations of our business after the Spin-Off are and will continue to be significantly different than the results of operations of our business prior to the Spin-Off. This difference results from, among other things, the prices at which we sell pulp to Kimberly-Clark after the Spin-Off, which are significantly different than the prices reflected in transfers of pulp to other Kimberly-Clark operations prior to the Spin-Off, interest expense of new long-term debt and incremental selling, general and administrative expenses related primarily to reduced economies of scale as a result of operating on a stand-alone basis. To understand how the terms of our pulp supply agreement with Kimberly-Clark would have affected our historical results, you should see the "Business Outlook" section.

        This Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide investors with an understanding of the historical performance of our business, its financial condition and its prospects. We will discuss and provide our analysis of the following:

  •
  Overview of Business;

  •
  Business Segments;

  •
  Separation from Kimberly-Clark;

  •
  Results of Operations and Related Information;

  •
  Liquidity and Capital Resources;

  •
  Critical Accounting Policies and Use of Estimates; and

  •
  Business Outlook.

Overview of Business

        We are a leading North American producer of premium fine papers and technical papers. We also produce bleached kraft market pulp in Canada, where we own approximately one million acres of timberlands and have non-exclusive rights to harvest wood off approximately 4.8 million acres of other timberlands. We have three primary operations: our fine paper business, our technical paper business and our pulp business.

        In managing this diverse pulp and paper business, management believes that achieving and maintaining a leadership position for its fine paper and technical paper businesses, responding effectively to competitive challenges, employing capital optimally, controlling costs and managing currency and commodity risks are important to the long-term success of the business. The pulp cycle and general economic conditions also impact our results. In this discussion and analysis, we will refer to these factors.

  •
  Market Leadership. Achieving and maintaining leadership for our fine paper and technical paper businesses have been an important part of our past performance. We have long been recognized as a leading manufacturer of world-class premium writing, text and cover papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Maintaining our leadership is important to our results, particularly in light of the competitive environment in which we operate.

  •
  Competitive Environment. Our past results have been and future prospects will be significantly affected by the competitive environment in which we operate. We experience intense competition for sales of our principal products in our major markets. Our paper business competes directly with well-known competitors, some of which are larger and more diversified in most of our markets. In our pulp business, we have experienced, and will continue to experience, intense competition from suppliers of softwood pulps and southern hemisphere suppliers of hardwood pulps. We expect our competitors to continue to be aggressive in the future.

  •
  Cost Control. To improve and maintain our competitive position, we must control our raw material, manufacturing, distribution and other costs. A major share of our investments in capital improvements are intended to achieve cost savings and improvements in productivity.

  •
  Cyclical Nature of the Pulp Industry. Revenues in the pulp industry and our pulp business tend to be cyclical, with periods of shortage and rapidly rising market prices, leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced market prices and excess and idled capacity until the cycle is repeated.

  •
  General Economic Conditions. The markets for all of our products are affected to a significant degree by general economic conditions. Downturns and improvements in the U.S. economy or in our export markets affect the demand for our products.

  •
  Foreign Currency and Commodity Risk. Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations. However, we are exposed to changes in foreign currency exchange rates because most of the costs relating to our pulp business are incurred in Canadian dollars. These risks could have a material impact on our results of operations if not effectively managed. The following charts illustrate changes in currency and pulp prices that occurred during the periods covered by this Management's Discussion and Analysis of Financial Condition and Results of Operations:

Pulp Price History
Average Quarterly Prices

Source: Resource Information Systems, Inc.

U.S. $/Canadian $ Exchange Rate History
Average Quarterly Exchange Rates

Source: Resource Information Systems, Inc.

Business Segments

        Our fine paper business is a leading producer of premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Our products include some of the most recognized and preferred papers in North America, where we enjoy leading market positions in many of our product categories. We sell our products primarily to authorized paper distributors, converters and specialty businesses, with sales to distributors and distributor-owned paper stores accounting for approximately 85% of our sales. We believe that our fine paper manufacturing facilities located in Neenah and Whiting, Wisconsin are among the most efficient in their markets and make us one of the lowest cost producers.

        Our technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses. We sell our technical paper globally into 15 product categories, and we focus on nine categories where we believe we are a market leader, which include, among others, the tape, label, abrasive, medical packaging and heat transfer technical paper markets. We are also a global supplier of materials used to create customer-specific components for furniture, book covers and original equipment manufacturers' products. Our customers are located in 39 countries and include 3M Company, Perfecseal, Avery Dennison Corporation and Saint-Gobain Group. Our technical paper manufacturing facility is located in Munising, Michigan.

        Our pulp business consists of two mills located in Pictou, Nova Scotia and Terrace Bay, Ontario, together with related timberlands. The Pictou mill is comprised of a single-line pulp facility which produces primarily softwood pulp, as well as timberlands encompassing approximately one million acres of owned and 200,000 acres of licensed or managed land in Nova Scotia. In 2004, the Pictou mill produced approximately 260,000 metric tons of bleached kraft pulp. The Terrace Bay mill is comprised of two single-line pulp facilities which produce both softwood and hardwood pulp and a timberlands operation. Terrace Bay holds non-exclusive rights under a sustainable forest license to harvest wood off approximately 4.6 million acres of land owned by the Province of Ontario. In 2004, the Terrace Bay mill produced approximately 450,000 metric tons of pulp. As described in "Business Outlook—Recent Events" below, on May 1, 2005, we closed one of the two single-line pulp facilities at Terrace Bay.

Separation from Kimberly-Clark

        Neenah Paper, Inc. was incorporated under the laws of the State of Delaware in April 2004, as a wholly owned subsidiary of Kimberly-Clark. We had no material assets or activities until the transfer to us by Kimberly-Clark of the businesses described in this Prospectus, which occurred immediately prior to the Spin-Off. Prior to the Spin-Off, Kimberly-Clark had conducted such businesses through various divisions and subsidiaries. Following the Spin-Off, we became an independent, public company, and Kimberly-Clark has no continuing ownership interest in us.

        Prior to the Spin-Off, we entered into several agreements with Kimberly-Clark in connection with the separation of our business from Kimberly-Clark's businesses. These agreements included a distribution agreement, a pulp supply agreement, a corporate services agreement, an employee matters agreement and a tax sharing agreement. The distribution agreement provided for the transfer to us of the assets relating to Kimberly-Clark's Canadian pulp business and its fine paper and technical paper business in the United States, and the assumption by us of the liabilities relating to these businesses. The pulp supply agreement supports our transition from a captive pulp producer to a market supplier of pulp. The corporate services agreement facilitates an orderly transition from being a part of a larger company to a stand-alone company. The employee matters agreement allocates responsibilities relating to employee compensation and benefit plans and programs and other related matters. The tax sharing agreement governs tax obligations arising out of our business both before and after the Spin-Off.

Results of Operations and Related Information

Three Months Ended March 31, 2005 and 2004

        In this section, we discuss and analyze our net sales, income before interest and income taxes (which we refer to as "operating income") and other information relevant to an understanding of our results of operations for the three months ended March 31, 2005 and 2004.

Analysis of Net Sales—Three Months Ended March 31, 2005 and 2004

        The following table presents net sales by segment, expressed as a percentage of total net sales before intersegment eliminations:

	Three Months Ended March 31,
	2005	2004
Fine Paper	28%	27%
Technical Paper	18	17
Pulp	54	56

Total	100%	100%

        The following table presents our net sales by segment for the periods indicated:

	Three Months Ended March 31,
	2005	2004
	(In millions)
Fine Paper	$57.9	$56.1
Technical Paper	35.9	34.1
Pulp	109.2	114.0
Eliminations	(6.4)	(5.8)

Total	$196.6	$198.4

(a)
The above amounts of Net sales for the three months ended March 31, 2004 for Fine Paper, Pulp, Eliminations and Total have been increased from the amounts previously reported by $2.1 million, $11.1 million, $(0.6) million and $12.6 million, respectively, to be in conformity with EITF 00-10, which prohibits the netting of shipping and handling costs against revenues.

Commentary:

  Three Months 2005 Compared to 2004

	Percent Change in Net Sales Compared to Prior Period
		Change Due To
	Total Change	Volume	Net Price	Product Mix	Currency
Combined	(1)	(1)	—	—	—
Fine Paper	3	8	—	(5)	—
Technical Paper	5	4	—	1	—
Pulp(a)	(4)	(7)	—	3	—

(a)
Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations.

        Consolidated net sales were marginally lower in the first quarter of 2005 compared to the prior year period primarily due to higher discounts on pulp sales to Kimberly-Clark, lower pulp volume and a shift in fine paper sales to a higher proportion of lower-priced grades. These unfavorable factors were partially offset by higher average market prices for softwood and hardwood pulp and unit volume growth in the fine and technical paper businesses.

  •
  Net sales in our fine paper business increased $1.8 million, or 3.2%, primarily due to 8% growth in unit volumes. The favorable impact of increased unit volumes due to market share gains and seasonally stronger annual report volume was partially offset by a product mix reflecting a higher proportion of lower-priced grades.

  •
  Net sales in our technical paper business increased $1.8 million, or 5.3%, primarily due to 4% growth in unit volumes. Increased market demand as a result of an improving global economy drove strong growth in saturated and coated based papers. Product mix was favorable due to a managed shift in sales volume to higher priced grades.

  •
  Net sales in our pulp business decreased $4.8 million, or 4.2%, primarily due to a 7% decrease in shipments and higher discounts (approximately $6.8 million) on pulp sales to Kimberly-Clark pursuant to our pulp supply agreement. The decrease in shipments was due to our decision to build pulp inventories to meet customer requirements as we transition to a supplier of market pulp. These unfavorable effects were partially offset by higher average market prices for softwood and hardwood pulp of 10% and 7%, respectively, and shift in pulp sales to a higher proportion of relatively higher priced softwood pulp.

        The following table sets forth line items from our condensed consolidated and combined statements of operations as a percentage of net sales for the periods indicated and is intended to provide a perspective of trends in our historical results:

	Three Months Ended March 31,
	2005	2004
Net sales	100.0%	100.0%
Cost of products sold	87.1	83.3

Gross profit	12.9	16.7
Selling, general and administrative expenses	6.5	4.6
Restructuring costs and asset impairment loss	2.2	—
Other income—net	(0.3)	(0.1)

Operating income	4.5	12.2
Interest expense	2.4	—

Income before income taxes	2.1	12.2
Provision for income taxes	0.7	4.6

Net income	1.4%	7.6%

Analysis of Operating Income—Three Months Ended March 31, 2005 and 2004

        The following table sets forth our operating income by segment for the periods indicated:

	Three Months Ended March 31,
	2005	2004
	(In millions)
Fine Paper	$17.0	$18.2
Technical Paper	4.7	7.1
Pulp	(11.1)	(1.0)
Unallocated corporate costs	(1.7)	—

Total	$8.9	$24.3

Commentary:

  Three Months 2005 Compared to 2004

	Percent Change in Operating Income Compared to Prior Period
		Change Due To
	Total Change	Volume	Net Price	Fiber / Wood Cost	Currency	Other(b)
Combined	(65)	10	—	(18)	(33)	(24)
Fine Paper	(7)	11	2	(5)	—	(15)
Technical Paper	(34)	4	1	(8)	—	(31)
Pulp(a)(c)	—	—	—	—	—	—

(a)
The operating loss for our pulp business in 2005 includes charges of $4.3 million for restructuring costs ($3.5 million) and a non-cash asset impairment loss ($0.8 million) related to the closure of the No. 1 Mill.

(b)
Includes restructuring costs and asset impairment loss, other materials, utilities; and selling, general and administrative expenses.

(c)
Percentage changes from the prior period have been omitted from this table for Pulp because percentage changes are not meaningful when there is an operating loss in both periods.

        Consolidated operating income for the three months ended March 31, 2005 decreased $15.4 million compared to 2004 primarily due to unfavorable currency translation effects related to the strengthening of the Canadian dollar compared to the U.S. dollar, increased discounts on pulp sales to Kimberly-Clark, costs related to the closure of the No. 1 Mill and expenses related to our operation as a stand- alone company. These unfavorable effects were partially offset by higher average selling prices for softwood and hardwood pulp and increased volume in our paper businesses.

  •
  Operating income for our fine paper business decreased $1.2 million, or 6.6%, primarily due to higher costs for fiber, a less profitable product mix and increased costs related to our operation as a stand-alone company, partially offset by higher sales volumes.

  •
  Operating income for our technical paper business decreased $2.4 million, or 33.8%, due to higher raw material costs, primarily for latex and fiber, and increased costs related to our operation as a stand-alone company.

  •
  The operating loss for our pulp business increased $10.1 million from the prior year primarily due to unfavorable currency translation effects ($7.7 million) related to the strengthening of the Canadian dollar compared to the U.S. dollar, increased discounts on pulp sales to Kimberly-Clark, costs related to the closure of the No. 1 Mill ($4.3 million) and higher costs for raw materials, including wood chips and energy ($2.7 million). The unfavorable currency effects resulted from a 7% increase in the average exchange rate for the Canadian dollar relative to the U.S. dollar. In addition, results were adversely affected by net losses of $1.0 related to hedging operations. These effects were only partially offset by higher selling prices ($6.3 million) of 10% and 7% for softwood and hardwood pulp, respectively, and the benefits of manufacturing cost reduction programs.

Additional Statement of Operations Commentary:

  •
  Selling, general and administrative expenses were $12.7 million and $9.1 million for the three months ended March 31, 2005 and 2004, respectively. We incurred $6.7 million of expenses in the first quarter of 2005 related to our operation as a stand-alone company following the Spin-Off, of which $5.4 million was reflected in selling, general and administrative expenses.

  •
  We incurred $4.7 million of interest expense (including $0.5 million of amortization of debt issuance costs) on our $225 million of senior notes for the first quarter of 2005. Kimberly-Clark used a centralized approach to cash management and the financing of its operations. As a result, prior to the Spin-off, none of Kimberly-Clark's cash, cash equivalents, debt or interest income or expense was allocated to the Pulp and Paper Business in the three months ended March 31, 2004.

  •
  The effective tax rate was 35.7% and 37.9% for the three months ended March 31, 2005 and 2004, respectively. The decrease in the rates was primarily due to lower state and local income taxes.

Years Ended December 31, 2004, 2003 and 2002

        In this section, we discuss and analyze our net sales, operating income and other information relevant to an understanding of our results of operations for the years ended December 31, 2004, 2003 and 2002.

Analysis of Net Sales—Years Ended December 31, 2004, 2003 and 2002

        The following table presents net sales by segment, expressed as a percentage of total net sales before intersegment eliminations:

	Year Ended December 31,
	2004	2003	2002
Fine Paper	28%	29%	31%
Technical Paper	16	16	17
Pulp	56	55	52

Total	100%	100%	100%

        The following table presents our net sales by segment for the periods indicated:

	Year Ended December 31,(a)
	2004	2003	2002
	(In millions)
Fine Paper	$220.8	$210.4	$224.7
Technical Paper	132.3	121.6	120.7
Pulp	448.6	405.1	380.0
Eliminations	(29.6)	(26.8)	(23.4)

Total	$772.1	$710.3	$702.0

(a)
The above amounts of Net sales for the years ended December 31, 2003 and 2002 have been increased from the amounts previously reported by $44.5 million and $44.0 million, respectively, to be in conformity with EITF 00-10, which prohibits the netting of shipping and handling costs against revenues.

  Commentary:

  Year 2004 versus 2003

	Percent Change in Net Sales Versus Prior Year
		Change Due To
	Total Change	Volume	Net Price	Product Mix	Currency
Combined	9	2	7	—	—
Fine Paper	5	7	—	(2)	—
Technical Paper	9	7	—	1	1
Pulp(a)	11	(2)	13	—	—

(a)
Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations.

        Total net sales increased $61.8 million, or 8.7%, in 2004 compared with 2003 primarily due to higher average market prices for softwood and hardwood pulp and unit volume growth in the fine and technical paper businesses.

  •
  Our fine paper business net sales increased $10.4 million, or 4.9%, primarily due to 7% growth in unit volumes. Unit volumes increased due to a strengthening U.S. economy that boosted market demand for premium papers, new product introductions and higher promotional spending. Product mix was unfavorable as sales volumes shifted to a higher proportion of lower-priced grades.

  •
  Our technical paper business net sales increased $10.7 million, or 8.8%, primarily due to 7% growth in unit volumes. The volume growth reflected increased market demand as a result of an improving global economy and new product introductions. Product mix was favorable as sales volumes shifted to a higher proportion of higher-priced grades.

  •
  Our pulp business net sales increased $43.5 million, or 10.7%, primarily due to higher softwood pulp prices. Average market prices for softwood and hardwood pulp increased 15% and 2%, respectively. The higher prices in 2004, particularly for softwood pulp, reflected increased global demand. Net sales subsequent to the Spin-Off (in December 2004) were reduced by $12.9 million or 3.2% lower compared to total 2003 pulp revenues, reflecting the one-time effect resulting from the new pulp supply agreement with Kimberly-Clark which transfers title at product delivery rather than shipment date.

  Year 2003 versus 2002

	Percent Change in Net Sales Versus Prior Year
		Change Due To
	Total Change	Volume	Net Price	Product Mix
Combined	1	(5)	6	—
Fine Paper	(6)	(6)	1	(1)
Technical Paper	1	(2)	1	2
Pulp(a)	7	(5)	12	—

(a)
Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations.

        Total net sales increased $8.3 million, or 1.2%, in 2003 compared with 2002.

  •
  Our fine paper business net sales decreased $14.3 million, or 6.4%, primarily due to 6% lower sales volumes. Weakness in the U.S. economy and trends toward increased use of lower-priced papers reduced demand for premium papers. Slightly higher net selling prices due to a May 2003 price increase were offset by additional discounts and a less favorable product mix, as sales volumes shifted to a higher proportion of lower-priced grades.

  •
  Our technical paper business net sales increased $0.9 million, or 0.7%. Unit sales volumes in total were flat while selling prices were slightly higher, following a 1.8% average price increase in the second quarter of 2003.

  •
  Our pulp business net sales increased $25.1 million, or 6.6%, primarily due to price increases. Average market prices for softwood and hardwood pulp increased 13% and 18%, respectively. These improvements were tempered by a 5% decline in volume primarily due to unusually high sales in 2002, as Kimberly-Clark increased consumption of hardwood pulp in order to reduce hardwood pulp inventory levels. Hardwood pulp inventories increased in 2001 as Kimberly-Clark substituted softwood pulp consumption for hardwood pulp and also due to reduced hardwood pulp sales to external customers.

        The following table sets forth line items from our consolidated and combined statements of operations as a percentage of net sales for the periods indicated and is intended to provide a perspective of trends in our historical results:

	Year Ended December 31,
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of products sold	83.9	84.8	81.3

Gross profit	16.1	15.2	18.7
Selling, general and administrative expenses	5.9	4.9	4.8
Asset impairment loss	14.6	—	—
Other (income) and expense—net	0.7	1.4	(0.2)

Operating income (loss)	(5.1)	8.9	14.1
Interest expense	0.2	—	—

Income (loss) before income taxes	(5.3)	8.9	14.1
Provision (benefit) for income taxes	(1.9)	3.4	5.2

Net income (loss)	(3.4)%	5.5%	8.9%

Analysis of Operating Income (Loss)—Years Ended December 31, 2004, 2003 and 2002

        The following table sets forth our pre-tax income (loss) by segment for the periods indicated:

	Year Ended December 31,
	2004	2003	2002
	(In millions)
Fine Paper	$67.0	$63.2	$77.2
Technical Paper	21.9	16.6	18.4
Pulp	(120.5)	(16.5)	3.7
Corporate costs	(8.3)	—	—

Total	$(39.9)	$63.3	$99.3

  Asset Impairment Loss

        Our Terrace Bay, Ontario pulp mill incurred operating losses in 2002, 2003 and 2004. We anticipate that the facility will continue to incur operating losses in 2005, 2006 and 2007. The principal causes of these projected losses are:

  •
  continued high operating costs at this facility;

  •
  prices for pulp sold to Kimberly-Clark under the new pulp supply agreement, which will be at substantially higher discounts than those at which pulp was transferred to Kimberly-Clark prior to the Spin-Off;

  •
  anticipated lower market prices for pulp in the second half of 2005 and forward as a result of an expected downturn in the pulp cycle; and

  •
  continued strength of the Canadian dollar relative to the U.S. dollar.

        Because projected extended periods of operating losses are indicators of impairment under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), we performed an asset impairment test on the facility under the guidance of SFAS 144, which indicated that the carrying amount of the Terrace Bay facility would not be recoverable from estimated future cash flows. Accordingly, in December 2004, we recorded a pre-tax, non-cash impairment loss of approximately $110.0 million to reduce the carrying amount of the Terrace Bay facility. In addition, in December 2004, in recognition of the probability that the No. 1 mill would be closed (see "Business Outlook—Recent Events" below), we recorded an additional impairment loss of approximately $2.8 million related to the long-lived assets of the Terrace Bay facility. A deferred tax benefit of approximately $40.8 million was also recorded as a result of the impairment losses, resulting in a net after-tax charge of approximately $72.0 million.

        In determining the impairment losses, the estimated fair value of the Terrace Bay facility was based on probability-weighted pre-tax cash flows from operating the facility, discounted at a risk-free interest rate. The significant assumptions used to determine fair value of the facility included our long-term projections of the market price of pulp, the projected cost structure of the facility and the long-term relationship of the Canadian dollar and the U.S. dollar. We also considered our plans to improve the cost structure at Terrace Bay, primarily through future capital projects and a plan for a cogeneration arrangement that would lower the cost of electricity, when determining the fair value of the facility used to determine the impairment losses. This estimate of the fair value of the Terrace Bay facility reflects these assumed improvements to the facility's cost structure.

        Prior to the Spin-Off, Kimberly-Clark's management also performed an impairment test of the Terrace Bay facility under the guidance of SFAS 144. The purpose of that analysis was to determine if the Terrace Bay facility was impaired when held by Kimberly-Clark prior to the Spin-Off. As operated by Kimberly-Clark, the Terrace Bay facility supplied more than 90% of the pulp it produced to other Kimberly-Clark businesses where it was used to produce tissue and other products. Kimberly-Clark's management concluded that the facility was not impaired prior to the Spin-Off because, as used by Kimberly-Clark, it was an integrated part of Kimberly-Clark's tissue and other businesses and the estimated undiscounted future cash flows of the businesses consuming such pulp were sufficient to recover the carrying amounts of their long-lived assets, including the Terrace Bay facility.

  Commentary:

  Year 2004 versus 2003

	Percent Change in Operating Income Versus Prior Year
			Change Due To
	Total Change		Volume		Net Price		Fiber/ Wood Cost		Currency		Other(b)
Combined	(c	)	(c	)	(c	)	(c	)	(c	)	(c	)
Fine Paper	7		9		(2)		(3)		—		2
Technical Paper	33		12		(3)		(12)		9		27
Pulp(a)	(c	)	(c	)	(c	)	(c	)	(c	)	(c	)

(a)
The operating loss for our pulp business in 2004 includes an impairment loss of $112.8 million for our Terrace Bay facility.

(b)
Includes distribution, pension, energy and other costs.

(c)
Percentage changes from prior period have been omitted from this table for Combined and Pulp because percentage changes are not meaningful when there is operating income in one period and an operating loss in the other.

        Overall operating income decreased $103.2 million and we incurred an operating loss of $39.9 million in 2004 primarily due to the impairment loss for Terrace Bay ($112.8 million pre-tax).

  •
  Our fine paper business operating income increased $3.8 million primarily due to the higher sales volumes and improved manufacturing operations and the benefits of cost reduction programs. These gains were partially offset by higher costs for fiber, energy and other materials and a less profitable product mix. In addition, results in 2003 included charges of $1.1 million for a workforce reduction and $1.3 million for a write-off of a paper machine.

  •
  Our technical paper business operating income increased $5.3 million, or 31.9% due to improved manufacturing operations, higher sales volumes and favorable foreign currency effects. The improved manufacturing costs were due to increased productivity, reduced waste and the benefits of cost reduction programs.

  •
  Our pulp business operating loss increased $104.0 million in 2004 and we incurred an operating loss of $120.5 million primarily due to the impairment loss for Terrace Bay. Higher selling prices of 15% and 2% for softwood and hardwood pulp, respectively, were partially offset by unfavorable currency effects and increased manufacturing costs. The higher costs resulted from a 7% decrease in the average exchange rate for the U.S. dollar relative to the Canadian dollar as well as higher fiber and maintenance costs.

  •
  We incurred $8.3 million of corporate expenses in 2004, including approximately $4.5 million of one-time start-up costs relating to our becoming an independent, public company and other post-Spin-Off costs to operate as a stand-alone company. There were no comparable costs in 2003.

  Year 2003 versus 2002

	Percent Change in Operating Income Versus Prior Year
		Change Due To
	Total Change	Volume	Net Price		Fiber/Wood Cost	Currency		Other(a)
Combined	(36)	(8)	9		(10)	(12)		(15)
Fine Paper	(18)	(8)	2		(4)	—		(8)
Technical Paper	(10)	(4)	3		(4)	3		(8)
Pulp	(b )	(b )	(b	)	(b )	(b	)	(b )

(a)
Includes distribution, pension, energy and other costs.

(b)
Percentage changes from prior period have been omitted from this table for Pulp because percentage changes are not meaningful when there is pre-tax income in one period and a pre-tax loss in the other.

        Overall operating income decreased $36.0 million, or 36.3%, in 2003 compared with 2002.

  •
  Our fine paper business operating income declined $14.0 million primarily due to the lower sales volumes and higher manufacturing costs. Manufacturing costs increased due to higher costs for fiber, energy and other materials and higher pension expense, as well as lower efficiencies resulting from the volume declines. These increases were partly offset by cost reduction programs that reduced certain raw material costs and improved labor efficiencies, as well as lower spending for advertising and general expenses. In addition, 2003 included the previously mentioned charges of $1.1 million for the workforce reduction and $1.3 million for the write-off of a paper machine.

  •
  Our technical paper business operating income decreased $1.8 million, as increased costs for fiber and manufacturing labor more than offset slightly higher selling prices. Included in 2002 was $1.3 million received as a settlement for the synthetic label and specialties contract that was terminated in 2001.

  •
  Our pulp business operating income decreased $20.2 million and the business incurred an operating loss of $16.5 million in 2003. Higher selling prices of 13% and 18% for softwood and hardwood pulp, respectively, were offset by increased manufacturing costs. These higher costs were a result of an average 12.0% weakening in the U.S. dollar relative to the Canadian dollar as well as higher wood and energy costs and lower mill efficiencies. Foreign currency transactional losses in 2003 were $10.5 million, versus a gain in 2002 of $0.2 million.

  Additional Statement of Operations Commentary:

  •
  Selling, general and administrative expenses were $45.8 million, $34.6 million and $33.6 million for the years ended 2004, 2003 and 2002. The increase in 2004 is primarily due to $4.5 million of one-time start-up costs related to our becoming an independent, public company and other post Spin-Off costs to operate as a stand-alone company.

  •
  We incurred $1.4 million of interest expense on our $225 million of senior notes for the month of December (following the Spin-Off).

  •
  The effective tax rate was 36.1%, 38.5% and 37.3% for the years 2004, 2003 and 2002, respectively. The decrease in the rates between 2004 and 2003 was primarily due to lower state and local income taxes. The increase in the rates between 2002 and 2003 was primarily due to the phase out of a Nova Scotia tax credit related to capital spending that ended in 2002 (see Note 4 of Notes to Consolidated and Combined Financial Statements included elsewhere in this Annual Report for a reconciliation of the annual effective tax rates).

Liquidity and Capital Resources

Three Months Ended March 31, 2005 and 2004

	Three Months Ended March 31,
	2005	2004
	(In millions)
Net cash flow provided by (used in):
Operating activities	$8.3	$12.7
Investment activities	(6.5)	(1.2)
Financing activities	3.5	(11.5)
Capital expenditures	6.6	1.7

Operating Cash Flow Commentary

  •
  Cash provided by operations of $8.3 million for the three months ended March 31, 2005 decreased $4.4 million from the comparable period of the prior year. This decrease was the result of lower net income, partially offset by a smaller increase in operating working capital than 2004, as discussed below, and reduced depreciation. The lower depreciation expense was due to the asset impairment write-down of our Terrace Bay facility in 2004.

  •
  During the first quarter of 2005, our investment in operating working capital increased $4.2 million primarily due to higher pulp finished goods inventories and a seasonal increase in prepaid expenses. These increases were partially offset by lower accounts receivables as a result of increased discounts on pulp sales to Kimberly-Clark and increased accruals for costs related to the closure of the No. 1 Mill at our Terrace Bay facility. However, our increased investment in operating working capital in the current quarter was smaller than the $8.3 million increase in 2004. The increase in operating working capital during the first quarter of 2004 was primarily due to higher average selling prices for pulp that resulted in significantly higher accounts receivable and our decision to build inventories during the first quarter of 2005 to meet customer requirements as we transition to a supplier of market pulp.

Investing Commentary:

  •
  Capital spending for the first quarter of 2005 of $6.6 million was $4.9 million higher than the comparable prior year period. The increased spending was primarily for the acquisition and installation of enterprise resource planning (ERP) software and leasehold improvements at our new research and development center. We anticipate that total capital expenditures for 2005 and 2006 will be substantially higher than they have been on average for historical periods. We have planned capital expenditure programs for which we anticipate incurring approximately $37 million in 2005 and approximately $42 million in 2006. These amounts include approximately $4 million in 2005 and approximately $14 million in 2006 for planned capital expenditures relating to enhanced protection of the environment.

Financing Commentary:

  •
  After the Spin-Off, our liquidity requirements will be provided by cash generated from operations and short- and long-term borrowings. Prior to the Spin-Off, our financing (net of cash transfers to Kimberly-Clark) was provided by Kimberly-Clark.

  •
  We financed the acquisition of our ERP software through vendor financing payable over three years. We financed our current year insurance premiums through the issuance of a short-term note.

  •
  We paid cash dividends of $0.10 per share or $1.5 million in the first quarter of 2005.

        Management believes that the ability to generate cash from operations and our borrowing capacity under our revolving credit facility are adequate to fund working capital, capital spending and other cash needs in the foreseeable future. Our ability to generate adequate cash from operations in the future, however, will depend on, among other things, our ability to successfully implement our business strategies and cost cutting initiatives, and to manage the impact of changes in pulp prices and currencies. We can give no assurance that we will be able to successfully implement those strategies and cost cutting initiatives, or successfully manage our pulp pricing and currency exposures.

        In addition, our ability to issue additional stock will be constrained because such an issuance of additional stock may cause the Spin-Off to be taxable to Kimberly-Clark under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement, we would be required to indemnify Kimberly-Clark against that tax.

Years Ended December 31, 2004, 2003 and 2002

	Year Ended December 31,
	2004	2003	2002
	(In millions)
Net cash flow provided by (used in):
Operating activities	$76.0	$73.6	$111.8
Investment activities	(19.1)	(23.6)	(16.0)
Financing activities	(37.8)	(50.0)	(95.8)
Capital expenditures	19.1	24.4	18.4

  Operating Cash Flow Commentary

  •
  Cash provided by operations of $76.0 million for the year ended December 31, 2004 increased $2.4 million from 2003. This increase was the result of increased earnings (after adjusting for the non-cash Terrace Bay impairment loss and related deferred tax benefits), partially offset by a smaller decrease in operating working capital than 2003, as discussed below. Cash provided by operations decreased $38.2 million or 34.2% in 2003 compared with 2002 primarily due to lower net income.

  •
  During 2004, higher average selling prices for pulp resulted in significantly higher accounts receivable and increased our investment in working capital at December 31, 2004 to $118.4 million. As a percentage of net sales, year-end working capital ranged between 14.0% and 15.3% during the period 2002 through 2004.

  •
  For periods subsequent to the Spin-Off, cash provided by operations will be adversely impacted by sales of pulp to Kimberly-Clark at higher discounts than those used to price transfers of pulp to Kimberly-Clark operations in the past. See "—Business Outlook" contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of how our historical results would have been different if the higher discounts had been in effect.

  Contractual Obligations

        The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2004:

	2005	2006	2007	2008	2009	Beyond 2009	Total
	(In millions)
Unconditional purchase obligations	$39.5	$26.0	$25.8	$25.8	$25.8	$37.2	$180.1
Long-term debt payments	—	—	—	—	—	225.0	225.0
Interest payments on long-term debt	16.6	16.6	16.6	16.6	16.6	81.6	164.6
Other postretirement benefit obligations	1.6	1.8	2.0	2.2	2.5	17.0	27.1
Operating leases	2.7	2.7	1.7	1.7	1.7	15.1	25.6
Open purchase orders	20.1	—	—	—	—	—	20.1
Contributions to pension trusts	18.1	—	—	—	—	—	18.1
Transition services payments to Kimberly-Clark	7.5	—	—	—	—	—	7.5

Total contractual obligations	$106.1	$47.1	$46.1	$46.3	$46.6	$375.9	$668.1

        The unconditional purchase obligations are for the purchase of raw materials, primarily wood chips, and utilities, principally electricity. Although the business is primarily liable for payments on the above operating leases and unconditional purchase obligations, based on historic operating performance and forecasted future cash flows, management believes the business' exposure to losses, if any, under these arrangements is not material.

        The open purchase orders displayed in the table represent amounts the business anticipates will become payable within the next year for goods and services the business has negotiated for delivery.

        The above table includes future payments that we will make for postretirement benefits other than pensions. Those amounts are estimated using actuarial assumptions, including expected future service, to project the future obligations.

        We entered into a corporate services agreement with Kimberly-Clark pursuant to which Kimberly-Clark will provide a variety of administrative services for a period of time following the Spin-Off. Kimberly-Clark provides to us certain employee benefits administration and payroll, management information, transportation, environment and energy, purchasing and certain accounting functions. Each service is made available to us on an as-needed basis through December 31, 2005, or such shorter or longer periods as may be provided in the corporate services agreement. We paid $0.6 million for these services in the fourth quarter of 2004 and estimate these fees will be $7.5 million in 2005 (included in the table above).

  Investing Commentary:

  •
  Capital spending in all years was below annual depreciation amounts of $35.8, $35.3 million and $34.3 million in 2004, 2003 and 2002, respectively. Over the three years ended December 31, 2004, approximately 40% of cumulative capital spending related to projects to maintain current levels of operations by replacing or maintaining existing equipment. An additional one-third of cumulative expenditures were for programs to enhance operating performance by increasing productivity or reducing operating costs, with the balance for environmental and other projects.

  •
  We anticipate that total capital expenditures for 2005 and 2006 will be substantially higher than they have been on average for historical periods. We have planned capital expenditure programs for which we anticipate incurring approximately $37 million in 2005 and approximately $42 million in 2006. These amounts include approximately $4 million in 2005 and approximately $14 million in 2006 for planned capital expenditures relating to protection of the environment. Including the amounts identified in the preceding sentence, planned expenditures for major environmental projects during the period 2005 through 2009 include approximately $20 million for an effluent discharge pipeline and a new outfall at the Pictou mill and between approximately $15 million and $25 million for equipment and engineering to abate total reduced sulphur emissions and for other environmental matters at the Pictou and Terrace Bay mills, to remove and replace transformers containing polychlorinated biphenyls at the Terrace Bay mill, to improve stream crossings in the timberlands licensed from the Province of Ontario and for an air scrubber for the Munising mill's coal fired boiler. These capital expenditures are not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

  Financing Commentary:

  •
  Prior to the Spin-Off, our financing (net of cash transfers to Kimberly-Clark) was provided by Kimberly-Clark. After the Spin-Off, financing is expected to come from cash generated from operations and long-term borrowing.

  •
  Prior to the Spin-Off, we incurred $225 million of long-term debt through the issuance of the initial senior notes. Proceeds from the note offering were used to pay a one-time Spin-Off payment of $213 million to Kimberly-Clark.

  •
  We will incur significant interest expense obligations under the senior notes and our revolving credit facility.

        Management believes that the ability to generate cash from operations and our borrowing capacity under our revolving credit facility are adequate to fund working capital, capital spending and other cash needs in the foreseeable future. Our ability to generate adequate cash from operations in the future, however, will depend on, among other things, our ability to successfully implement our business strategies and cost cutting initiatives, and to manage the impact of changes in pulp prices and currencies. We can give no assurance that we will be able to successfully implement those strategies and cost cutting initiatives, or successfully manage our pulp pricing and currency exposures.

        Our ability to issue additional stock will be constrained because such an issuance of additional stock may cause the Spin-Off to be taxable to Kimberly-Clark under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement, we would be required to indemnify Kimberly-Clark against that tax. See "Risk Factors—Risks Related to the Spin-Off and Our Separation from Kimberly-Clark" for a more detailed discussion of Section 355(e).

Critical Accounting Policies and Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates, and changes in these estimates are recorded when known. The critical accounting policies used in the preparation of the combined financial statements are those that are important both to the presentation of financial condition and results of operations and require significant judgments with regard to estimates used. These critical judgments relate to the timing of recognizing sales revenue, the recoverability of deferred income tax assets, pension benefits and future cash flows associated with impairment testing of long-lived assets.

Revenue Recognition

        We recognize sales revenue when all of the following have occurred: (1) delivery has occurred, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated free on board ("FOB") shipping point. For sales transactions designated FOB destination, revenue is recorded when the product is delivered to the customer's delivery site. With the exception of pulp sales to Kimberly-Clark and certain other customers, our sales terms are FOB shipping point and revenue is recognized at the time of shipment. For pulp sales to Kimberly-Clark and other customers that are designated FOB destination, revenue is recognized when the product is delivered to the customer's delivery site. Sales are reported net of allowable discounts and estimated returns. Reserves for cash discounts, trade allowances, credit losses and sales returns are estimated using historical experience.

Deferred Income Tax Assets

        As of December 31, 2004, we have recorded deferred income tax assets totaling $9.6 million related to temporary differences, and we have established no valuation allowances against these deferred income tax assets. As of December 31, 2003, our net deferred income tax assets were $22.8 million. In determining the need for valuation allowances, we consider many factors, including the specific taxing jurisdiction, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance would be recognized if, based on the weight of available evidence, we conclude that it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

        Our operations have been included in the consolidated income tax returns of Kimberly-Clark. Kimberly-Clark will indemnify us for all income tax liabilities and retain rights to all tax refunds for periods through the date of the Spin-Off. Accordingly, the consolidated and combined balance sheet for periods prior to the Spin-Off does not include current or prior period income tax receivables or payables related to our operations, which were filed on a consolidated basis with Kimberly-Clark. For all periods, the income tax provisions have been determined as if we were a separate taxpayer.

Pension Benefits

        Prior to the Spin-Off, the employees of our business participated in Kimberly-Clark's defined benefit pension plans and defined contribution retirement plans, which cover substantially all regular employees. In connection with the Spin-Off, Kimberly-Clark retained the obligations for former employees of the U.S. paper operations.

        In connection with the Spin-Off, and as set forth in the employee matters agreement, obligations related to former and active employees of the Canadian pulp operations and active employees of the

U.S. paper operations became our responsibility. A share of pension assets related to active employees of the U.S. paper operations were transferred from Kimberly-Clark's pension plan to a new pension plan established by us. This new plan provides substantially similar benefits and credits our employees for service earned with Kimberly-Clark. With respect to Canadian employees, we assumed the existing pension assets and obligations of the related Kimberly-Clark pension plans.

        Kimberly-Clark's funding policy for the qualified defined benefit plans that became our responsibility was to contribute assets to fully fund the accumulated benefit obligation. Subject to regulatory and tax deductibility limits, any funding shortfall was to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by the taxing authorities were not funded.

        Consolidated and combined pension expense for defined benefit pension plans was $10.7 million, $13.4 million and $4.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Pension expense is calculated based upon a number of actuarial assumptions applied to each of the defined benefit plans. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense in percents was 8.50, 8.50 and 9.31 for the years ended December 31, 2004, 2003 and 2002, respectively. The expected long-term rate of return on pension fund assets held by the Company (and prior to the Spin-Off, Kimberly-Clark) pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. Also considered were the plans' historical 10-year and 15-year compounded annual returns. Kimberly-Clark anticipated that on average the investment managers for each of the plans will generate annual long-term rates of return of at least 8.50%. Kimberly-Clark's expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 70% with equity managers, with expected long-term rates of return of approximately 10%, and 30% with fixed income managers, with an expected long-term rate of return of about 6%. The actual asset allocation was regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate. Also, when deemed appropriate, hedging strategies were executed using index options and futures to limit the downside exposure of certain investments by trading off upside potential above an acceptable level. Such hedging strategies were executed in 2004, 2003 and 2002. Following the Spin-Off, we are following a similar methodology for determining our long-term rate of return on pension assets and investment strategy and also plan to continue to evaluate our long-term rate of return assumptions.

        Pension expense was determined based on the fair value of assets rather than a calculated value that averages gains and losses ("Calculated Value") over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of the assets and the actual return based on the fair value of assets. The variance between the actual and the expected gains and losses on pension assets is recognized in pension expense more rapidly than it would be if a Calculated Value for plan assets was used. As of December 31, 2004, our plans had cumulative unrecognized investment losses and other actuarial losses of approximately $128.3 million. These unrecognized net losses may increase our future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate our pension obligations or (iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the "corridor" determined under SFAS 87, Employers' Accounting for Pensions.

        The discount (or settlement) rate that is utilized for determining the present value of future pension obligations generally has been based in the U.S. on the yield reported for the long-term AA-rated corporate bond indexes, converted to an equivalent one-year compound basis. This practice was validated at December 31, 2002. The weighted average discount in percent was 5.75 and 6.20 for the years ended December 31, 2004 and 2003, respectively.

        Our consolidated and combined pension expense was $10.7 million for 2004. This is based on an expected weighted-average long-term rate of return on assets in our plans of 8.50%, a weighted-average discount rate for our plans of 6.21% and various other assumptions. Pension expense beyond 2004 will depend on future investment performance, our contributions to the pension trusts, changes in discount rates and various other factors related to the covered employees in the plans.

        The fair value of the assets in our defined benefit plans increased to approximately $329 million at December 31, 2004 from about $275 million at December 31, 2003, primarily due to investment gains, currency exchange effects and plan contributions exceeding payments for pension benefits and plan expenses. Lower discount rates have caused the projected benefits obligations of the defined benefit plans to exceed the fair value of plan assets by approximately $58 million at December 31, 2004, compared with approximately $53 million at December 31, 2003. The fair value of plan assets exceeded the accumulated benefit obligation by about $6.5 million at the end of 2004. At the end of 2003, the fair value of the planned assets exceeded the accumulated benefit obligation by about $0.2 million. The Company and Kimberly-Clark contributed about $16.6 million to pension trusts related to plans for which we assumed responsibility in 2004 compared with $16.2 million in 2003. In addition, we made direct benefit payments of approximately $0.1 million in each of 2004, 2003 and 2002 for unfunded supplemental retirement benefits.

        The discount rate used for our pension obligation is identical to the discount rate used for our other postretirement obligation. The discount rates displayed for the two types of obligations may appear different due to the weighting used in the calculation of the two weighted-average discount rates.

Impairment

        Property, plant and equipment are tested for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amounts of such long-lived assets may not be recoverable from future net pre-tax cash flows. Impairment testing requires significant management judgment including estimating the future success of product lines, future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. Impairment testing is conducted at the lowest level where cash flows can be measured and are independent of cash flows of other assets. An asset impairment would be indicated if the sum of the expected future net pre-tax cash flows from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying amount. We determine fair value based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk free rate of interest are used to estimate fair value.

        The estimates and assumptions used in the impairment analysis are consistent with the business plans and estimates we use to manage our business operations. The use of different assumptions would increase or decrease the estimated fair value of the asset and would increase or decrease the impairment charge. Actual outcomes may differ from the estimates.

        See "Results of Operations and Related Information—Analysis of Pre-tax Income (Loss)—Asset Impairment Loss" for a summary of our asset impairment test on the Terrace Bay pulp facility, which resulted in a net after-tax impairment loss of approximately $72.0 million in December 2004.

Business Outlook

Recent Events

        On May 1, 2005, we closed the No. 1 Mill, the smaller of our two single-line pulp mills at the Terrace Bay facility. The No. 1 Mill was originally constructed in 1948 and had annual capacity of approximately 125,000 tons of bleached kraft pulp. In conjunction with the closure, we offered early retirement and severance packages to approximately 140 employees. The closing was authorized by our Chief Executive Officer on February 28, 2005, pursuant to a resolution of the Board of Directors.

        We expect to incur approximately $5.6 million of exit costs in connection with the closure, including one-time termination benefits related to early retirement, severance and defined benefit pension plans of approximately $5.2 million and other associated exit costs of $0.4 million. We recorded approximately $3.5 million for termination benefits related to the closure in the three months ended March 31, 2005. In addition, we expect to incur approximately $1.0 million of general expenses related to training of employees.

        Also, in March 2005, we recorded a pre-tax, non-cash asset impairment loss of approximately $0.8 million related to the remaining value of the long-lived assets of the No. 1 Mill. Costs associated with the closure, excluding expenses related to employee training, are recorded in Restructuring Costs and Asset Impairment Loss on the condensed consolidated and combined statements of operations included elsewhere in this prospectus.

        As a result of closing the No. 1 Mill, we notified Kimberly-Clark of our intention to terminate a part of our commitment to supply and their requirement to purchase northern bleached hardwood kraft pulp pursuant to the terms of the pulp supply agreement. Under the pulp supply agreement, we were obligated to provide 40,000, 30,000, 20,000 and 10,000 tons of northern bleached hardwood kraft pulp produced at the Terrace Bay mill annually in 2005, 2006, 2007 and 2008, respectively. Our commitment to supply and Kimberly-Clark's requirement to purchase northern bleached hardwood kraft pulp pursuant to the terms of the pulp supply agreement from the Pictou mill (in annual quantities which are identical to those shown above) are unchanged.

        We believe that the remaining productive capacity at our Terrace Bay and Pictou mills and the availability of market pulp are sufficient to supply our internal and external pulp requirements.

Pulp Operations

        Transfers of Pulp within Kimberly-Clark prior to the Spin-Off.    Historically, our pulp operations have been operated as a captive pulp producer for Kimberly-Clark's tissue and other businesses. Prior to the Spin-Off, intra-company transfers of pulp by our business to Kimberly-Clark were made pursuant to an advance transfer pricing agreement negotiated among Kimberly-Clark and certain taxing authorities. Under the advance transfer pricing agreement, pulp was transferred to Kimberly-Clark at a transfer price equal to a published industry index price less a discount agreed to among Kimberly-Clark and the taxing authorities. Kimberly-Clark believes that those negotiated and agreed discounts reflected the then current market conditions for pulp without the existence of a long-term, take or pay supply agreement.

        Sales of Pulp to Kimberly-Clark after the Spin-Off.    Pulp sales to Kimberly-Clark following the Spin-Off are made pursuant to a new pulp supply agreement. The prices at which we will sell pulp to Kimberly-Clark under the new pulp supply agreement are based on published industry index prices (subject to minimum and maximum prices for northern bleached softwood kraft pulp shipped to North America prior to December 31, 2007) less agreed discounts. Those discounts will be substantially higher than the discounts contained in the advance transfer pricing agreement. We believe that the discounts and the other terms reflected in the new pulp supply agreement are comparable to those which Kimberly-Clark currently could obtain from an unaffiliated third party, considering the magnitude of

Kimberly-Clark's purchases, the term of the pulp supply agreement and the other terms reflected in the agreement.

        If the new pulp supply agreement had been in place for the years ended December 31, 2004, 2003 and 2002 we estimate that our historical combined net sales and gross profit would have declined approximately as shown below:

	Net Sales			Gross Profit
	Historical	New Pulp Agreement	Decrease	Historical	New Pulp Agreement	Decrease
	(In millions)
Year
2004	$772.1	$746.5	$25.6	$124.2	$98.6	$25.6
2003(a)	710.3	685.8	24.5	107.9	83.4	24.5
2002(a)	702.0	684.5	17.5	131.6	114.1	17.5

        If the new pulp supply agreement had been in place for the years ended December 31, 2004, 2003 and 2002, we estimate that the historical net sales and gross profit (loss) of our pulp business would have decreased approximately as shown below:

	Net Sales			Gross Profit (Loss)
	Historical	New Pulp Agreement	Decrease	Historical	New Pulp Agreement	Decrease
	(In millions)
Year
2004	$448.6	$423.0	$25.6	$7.0	$(18.6)	$25.6
2003(b)	405.1	380.6	24.5	3.4	(21.1)	24.5
2002(b)	380.0	362.5	17.5	10.8	(6.7)	17.5

(a)
The above amounts of Net sales for the years ended December 31, 2003 and 2002 have been increased from the amounts previously reported by $44.5 million and $44.0 million, respectively, to be in conformity with EITF 00-10, which prohibits the netting of shipping and handling costs against revenues.

(b)
The above amounts of Net sales for the years ended December 31, 2003 and 2002 have been increased from the amounts previously reported by $38.6 million and $38.0 million, respectively, to be in conformity with EITF 00-10.

Other Items

        As noted elsewhere in this prospectus, our historical financial results will not be indicative of our future performance, nor do they reflect what our financial position and results of operations would have been had we operated as a separate, independent company during the periods presented. Among other things, our management anticipates that beginning in 2005 we will incur ongoing full-year incremental selling, general and administrative expenses of approximately $14 million related primarily to reduced economies of scale as a result of operating on a stand-alone basis. In addition, we expect to pay Kimberly-Clark approximately $7.5 million pursuant to transition services agreements in 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        As a multinational enterprise, we are exposed to risks such as changes in commodity prices, foreign currency exchange rates, interest rates and environmental regulation. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

        Presented below is a description of our most significant risks.

  Foreign Currency Risk

        Our results of operations and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar. Exchange rate fluctuations can have a material impact on our financial results because substantially all of our pulp mills' expenses are incurred in Canadian dollars and our pulp revenues are denominated in U.S. dollars. In 2004, a hypothetical $0.01 increase in the Canadian dollar relative to the U.S dollar, would have decreased our income before income taxes by approximately $6 million, excluding additional currency re-measurement losses.

        We use hedging arrangements to reduce our exposure to exchange rate fluctuations, although these arrangements could result in us incurring higher costs than we would incur without the arrangements. In the first four months of 2005, the Company entered into a series of foreign currency forward exchange contracts, designated as cash flow hedges of U.S dollar denominated pulp sales. At April 30, 2005, the Company's foreign currency forward exchange contracts had a notional amount of $380 million Canadian dollars, and the fair market value of the contracts of $(4.3) million U.S. dollars was reflected on the balance sheet as a liability and an unrealized pre-tax loss in accumulated other comprehensive income. The weighted average exchange rate for the foreign currency contracts at April 30, 2005 was 0.811 U.S. dollars per Canadian dollar and the contracts extend through April 2007.

        Currency transactional exposures are also sensitive to changes in the exchange rate of the U.S. dollar against the Canadian dollar. We performed a sensitivity test to quantify the effects that possible changes in the exchange rate of the U.S. dollar would have on our pre-tax income based on the transactional exposure at December 31, 2004. The effect is calculated by multiplying our net monetary asset or liability position by a 10% change in the exchange rate of the Canadian dollar versus the U.S. dollar. The results of this sensitivity test are presented in the following paragraph.

        As of December 31, 2004, a 10% unfavorable change in the exchange rate of the U.S. dollar against the Canadian dollar involving balance sheet transactional exposure would have resulted in a net pre-tax loss of approximately $5 million.

        Finally, the translation of the balance sheets of our Canadian operations from Canadian dollars into U.S. dollars also is sensitive to changes in the exchange rate of the U.S. dollar against the Canadian dollar. Consequently, we performed a sensitivity test to determine if changes in the exchange rate would have a significant effect on the translation of the balance sheets of our Canadian operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments, or UTA, within stockholders' equity. The hypothetical change in UTA is calculated by multiplying the net assets of our Canadian operations by a 10% change in the U.S. $/Canadian $ exchange rate. The results of this sensitivity test are presented in the following paragraph.

        As of December 31, 2004, a 10% unfavorable change in the exchange rate of the U.S. dollar against the Canadian dollar would have decreased our stockholders' equity by approximately $21 million. The hypothetical increase in UTA is based on the difference between the December 31, 2004 exchange rate and the assumed exchange rate.

  Commodity Risk

  Pulp

        Our results of operations, cash flows and financial position are sensitive to the selling prices of pulp. The markets and profitability of pulp have been, and are likely to continue to be, cyclical. Because our pulp business competes primarily on the basis of price and availability, the financial success of our pulp mills depends on their ability to produce pulp at a competitive cost. Accordingly, we must continuously and effectively manage our cost structure and production capacity to be able to respond effectively to business cycles in the pulp industry. We anticipate lower market prices for pulp in the second half of 2005 and forward as a result of an expected downturn in the pulp cycle.

        We use hedging arrangements to reduce our exposure to pulp price fluctuations, although these arrangements could result in us incurring higher costs than we would incur without the arrangements. During the first four months of 2005, the Company also entered into a series of pulp futures contracts to hedge fluctuations in pulp prices through December 2006. At April 30, 2005, we had futures contracts for 264,000 metric tons of pulp with a notional amount of approximately $169 million, and the fair value of the contracts of $2.8 million was reflected on the balance sheet as a receivable and an unrealized pre-tax gain in accumulated other comprehensive income. The weighted average price for the pulp futures contracts at April 30, 2005, was $640 per metric ton.

  Raw Materials

        We purchase a substantial portion of the raw materials and energy necessary to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over our raw material or energy prices and generally do not possess enough power to pass increases in those prices along to purchasers of our products, unless those increases coincide with increased demand for the product. Therefore, an increase in raw material or energy prices could occur at the same time that prices for our products are decreasing and have an adverse effect on our results of operations, financial position and cash flows.

        We obtain most of the wood fiber required for our Terrace Bay pulp mill and a portion of the wood fiber required for the Pictou pulp mill from timberland areas licensed by the Ontario and Nova Scotia provincial governments, respectively. These governments have granted us non-exclusive licenses for substantial timberland areas from which we obtain fiber, and we also obtain fiber harvested from timberland areas licensed to others by these governments. There can be no assurance that the amount of fiber that we are allowed to harvest from these licensed areas will not be decreased, or that our licenses will continue to be renewed or extended by the governments on acceptable terms. In each of the areas where our Canadian pulp mills are located, there is increasing competition for wood fiber from various other users. Changes in governmental practices and policies as they apply to us and to others from whom we obtain fiber may result in less fiber being available, increased costs to obtain the fiber and additional expense in meeting forestry standards. These results could have a material adverse effect upon our financial position, liquidity and results of operations.

        In 2004, over 60% of the wood chips used by the Pictou mill were supplied by two suppliers, and approximately 55% of the wood chips used by the Terrace Bay mill were supplied by one supplier. While we believe that alternative sources of critical supplies, such as wood chips, would be available, disruption of our primary sources could create a temporary, adverse effect on product shipments. Also, an interruption in supply of single source lattices to our technical paper business could disrupt and eventually cause a shutdown of production of certain technical paper latex specialty grades.

        We generate substantially all of our electrical energy at the Munising and Pictou mills and approximately one-third of the electrical energy at the Terrace Bay mill. Availability of energy is not expected to be a problem in the foreseeable future, but the purchase price of such energy can and likely will fluctuate significantly based on fluctuations in demand and other factors. At March 31, 2005, we have outstanding a fixed price forward purchase contract to hedge fluctuations in the price of electricity at our Terrace Bay mill. The contract has a notional amount of approximately $6.6 million and the fair value of the contract of $0.1 million at March 31, 2005 was reflected on the balance sheet as a receivable and an unrealized pretax gain in accumulated other comprehensive income. In addition, we have forward purchase contracts for natural gas that were allocated to us by Kimberly-Clark at the time of the Spin-Off. The contracts cover $1.4 million and $0.3 million of our gas purchases in 2005 and 2006, respectively. There is no assurance that that we will be able to obtain electricity or natural gas purchases on favorable terms in the future.

  Interest Rate Risk

        We are exposed to interest rate risk on our fixed rate long-term debt and our variable rate bank debt. Our objective is to manage the impact of interest rate changes on earnings and cash flows from our variable rate debt and on the market value of our fixed rate debt. At March 31, 2005, we had $227.2 million of fixed rate long-term debt outstanding and no variable rate borrowings outstanding under our revolving credit agreement. We are exposed to fluctuations in the fair value of our fixed rate long-term debt resulting from changes in market interest rates, but not to fluctuations in our earnings or cash flows. At March 31, 2005, the fair market value of our long-term debt was $218.1 million based upon the quoted market price of the senior notes. A 100 basis point increase in interest rates would not affect our annual interest expense because at March 31, 2005, we had no variable rate borrowings outstanding.

        We could in the future, reduce our exposure to interest rate fluctuations by entering into interest rate hedging arrangements, although those arrangements could result in us incurring higher costs than we would incur without the arrangements.

  Environmental Regulation

        Our manufacturing operations are subject to extensive regulation by U.S. and Canadian authorities. The Company has made significant capital expenditures to comply with environmental laws, rules and regulations. Due to changes in environmental laws and regulations, the application of such regulations and changes in environmental control technology, we are not able to predict with certainty the amount of future capital spending to be incurred for environmental purposes. Taking these uncertainties into account, we anticipate incurring approximately $4 million in environmental capital expenditures in 2005 and approximately $14 million in 2006. No material amount of such spending is the result of environmental fines or settlements.

        We believe that these risks can be managed and will not have a material adverse effect on our business or our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

        Neenah Paper, Inc., a Delaware corporation, was incorporated in April 2004 as a wholly owned subsidiary of Kimberly-Clark Corporation ("Kimberly-Clark"). We had no material assets or activities until the transfer to us by Kimberly-Clark of its fine paper and technical paper businesses in the United States and its Canadian pulp business on November 30, 2004. On that date, Kimberly-Clark completed the distribution of all of the shares of our common stock to the stockholders of Kimberly-Clark (the "Spin-Off"). Kimberly-Clark stockholders received a dividend of one share of our common stock for every 33 shares of Kimberly-Clark common stock held in a tax-free transaction. Following the Spin-Off, we are an independent, public company and Kimberly-Clark has no continuing ownership interest in us.

        We are a leading North American producer of premium fine papers and technical papers. We also produce bleached kraft market pulp in Canada, where we own approximately one million acres of timberlands and have non-exclusive rights to harvest wood off approximately 4.8 million acres of other timberlands. We have three primary operations: our fine paper business, our technical paper business and our pulp business.

        Our fine paper business is a leading producer of premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Our products include some of the most recognized and preferred papers in North America, where we enjoy leading market positions in many of our product categories. We sell our products primarily to authorized paper distributors, converters and specialty businesses, with sales to distributors and distributor-owned paper stores accounting for approximately 85% of our sales. We believe that our fine paper manufacturing facilities located in Neenah and Whiting, Wisconsin are among the most efficient in their markets and make us one of the lowest cost producers.

        Our technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses. We sell our technical paper globally into 15 product categories, and we focus on nine categories where we believe we are a market leader, which include, among others, the tape, label, abrasive, medical packaging and heat transfer technical paper markets. We are also a global supplier of materials used to create customer-specific components for furniture, book covers and original equipment manufacturers' products. Our customers are located in 39 countries and include 3M Company, Perfecseal, Avery Dennison Corporation and Saint-Gobain Group. Our technical paper manufacturing facility is located in Munising, Michigan.

        Our pulp business consists of two mills located in Pictou, Nova Scotia and Terrace Bay, Ontario, together with related timberlands. The Pictou mill is comprised of a single-line pulp facility, which produces primarily softwood pulp, as well as timberlands encompassing approximately one million acres of owned and 200,000 acres of licensed or managed land in Nova Scotia. In 2004, the Pictou mill produced approximately 260,000 metric tons of bleached kraft pulp. The Terrace Bay mill is comprised of two single-line pulp facilities, which produces both softwood and hardwood pulp, and a timberlands operation. Terrace Bay holds non-exclusive rights under a sustainable forest license to harvest wood off approximately 4.6 million acres of land owned by the Province of Ontario. In 2004, the Terrace Bay mill produced approximately 450,000 metric tons of pulp.

Company Structure

        Our corporate structure consists of Neenah Paper, Inc., and three wholly owned subsidiaries.

        Neenah Paper, Inc.    Neenah Paper is a Delaware corporation that holds our trademarks and patents related to all of our businesses, the real estate, the mills and the manufacturing assets associated with our fine paper business, and all of the equity in our subsidiaries which are listed below.

The common stock of Neenah Paper is publicly traded on the New York Stock Exchange under the symbol "NP."

        Neenah Paper Sales, Inc.    Neenah Paper Sales is a Delaware corporation that owns all of our U.S. inventory and certain other assets.

        Neenah Paper Michigan, Inc.    Neenah Paper Michigan is a Delaware corporation that owns the real estate, the mill and the manufacturing assets associated with our technical paper business.

        Neenah Paper Company of Canada.    Neenah Paper Company of Canada is a Nova Scotia unlimited liability company and wholly owned subsidiary of Neenah Paper. It owns the real estate, the mills and the manufacturing assets associated with our pulp business operations in Pictou, Nova Scotia and Terrace Bay, Ontario. It also conducts timberlands operations in the Provinces of Ontario and Nova Scotia.

History of the Businesses

        Fine Paper Business.    The fine paper business was incorporated in 1885 as the Neenah Paper Company, which initially operated a single paper mill located adjacent to the Fox River in Neenah, Wisconsin. Kimberly-Clark acquired the mill in 1956. In 1981, Kimberly-Clark purchased an additional mill located in Whiting, Wisconsin to increase the production capacity of the fine paper business. In the late 1980s and early 1990s, Kimberly-Clark expanded the capacity of the fine paper business in response to increased demand by rebuilding Whiting's two paper machines and building two new paper machines at the Whiting mill. The Neenah mill underwent a major expansion in the early 1990s with the installation of a new paper machine, a new finishing center, a new customer service center and a distribution center expansion. As a result of decreased demand, in the 2000s the Neenah mill retired two of its older paper machines.

        Technical Paper Business.    In 1952, Kimberly-Clark purchased the Munising mill, located in Munising, Michigan, which previously had produced sulfite pulp and butcher wrap paper. Since that time, the technical paper business has operated the Munising mill and produced durable, saturated and coated papers for sale and use in a variety of industrial applications. In 2001, the technical paper business closed a small kraft paper mill located in East Ryegate, Vermont that it had acquired in 1995.

        Pulp Business.    The Pictou pulp mill was built in 1967 by the Scott Paper Company. Kimberly-Clark acquired the Pictou pulp mill and related timberlands operations in 1995 as part of its merger with the Scott Paper Company. The Terrace Bay pulp mill was built by Kimberly-Clark in 1948 on the north shore of Lake Superior in Ontario, Canada. In the mid-1970s, Kimberly-Clark added a second pulp mill at Terrace Bay and in the early 1980s rebuilt other portions of the pulp mill. The Terrace Bay operation includes the Longlac timberlands operation, in existence since 1937, which harvests wood off land owned by the Ontario government for pulp production at the Terrace Bay mill. In May 1987, Kimberly-Clark closed the Longlac sawmill and later sold it to a third party.

Business Strategy

        Sustain and Improve the Paper Businesses' Competitive Position.    We intend to sustain and improve our fine and technical paper businesses' competitive positions. Our experienced team of employees and management will pursue business strategies designed to take advantage of our existing strengths—including our strong market positions, efficient paper operations, high-quality products and well recognized brands—while responding to the challenges faced by each of our business units. In addition to maintaining our focus on efficiency and market position, we plan to seek growth opportunities while we continue to strengthen our current business and cost positions.

        Leverage Our Low Cost Production Facilities.    We believe that our fine and technical paper production assets provide us with a flexible, efficient and low cost platform for growth. As a result of the recent improvements in the global economy, we have experienced increased orders and operating schedules for base paper at our paper mills. More specifically, to support our growth, we are developing the process capability to utilize available, low cost capacity within our fine paper operations to support the increased technical paper demand.

        Reinvigorate Research and Development.    In connection with the Spin-Off and our focus on core operations, we have commenced a strategy designed to reinvigorate our research and development capabilities. We have begun to further develop our human and technical resources in research and development. We believe this will ensure that we are the development partner of choice for our key customers and will allow us to take advantage of new technical paper product opportunities that we previously were unable to effectively support. This partnering approach has received the strong support of our key customers and is designed to position our business for growth.

        Improve Pulp Mill Efficiency and Cost Structure.    We have developed plans to improve our pulp mill efficiency and cost structure, and business teams are already actively engaged in these programs. To support this effort, we expect to allocate a major share of our planned capital investments during the next several years to improve the competitive position, technical capabilities and efficiency of our pulp operations. For example, we have developed plans to expand the low cost cogeneration of power at our Terrace Bay mill and other process efficiencies in our pulp operations. We also plan to continue to work jointly with the operating employees in the mills and in the Terrace Bay timberlands operation so that employee productivity and involvement remain or become a competitive strength of the Company.

        Transition to a Market Pulp Producer.    We plan to transition from an internal supplier of pulp as a part of Kimberly-Clark to a market pulp producer. As part of this transition, we have begun to develop our external pulp sales function, and we plan to make appropriate improvements in bale quality, customer support and technical support to enhance our ability to establish a broader pulp market customer base. We believe that our pulp supply agreement with Kimberly-Clark will provide us with a level of stability that will facilitate a successful transition.

        Improve Business Focus.    We believe our corporate focus on our core paper and pulp operations will allow us to improve our cost structure and supply chain management. In addition, we believe that our strategies as a stand-alone business following the Spin-Off will allow us to better allocate capital and research and development spending on our core businesses. As operating units within Kimberly-Clark, our facilities were managed and operated as parts of larger Kimberly-Clark business segments. We expect to achieve performance improvements through the establishment of common best practices, shared services, strategic capital investments, stretch targets and key performance indicators for cost savings, efficiency gains and process improvements. We intend to centrally manage our capital resources across our businesses by allocating funds based on business priority and financial returns. We plan to achieve improvements in both our supply chain efficiencies and management of working capital through the integration of these efforts within Neenah.

Products

        Fine Paper Business.    The fine paper business manufactures and sells world-class premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. The net sales of the fine paper business were approximately $221 million in 2004, $210 million in 2003 and $225 million in 2002.

        Writing papers are used for business and personal stationery, corporate letterhead, corporate identity packages, private watermarked papers, envelopes and similar end-use applications. Market leading writing papers are sold by the fine paper business under the CLASSIC®, ENVIRONMENT®, NEENAH®, ATLAS® and OLD COUNCIL TREE® trademarks, which are denoted by a brand watermark in each sheet of writing paper. The fine paper business also sells private watermarked and other custom manufactured writing papers.

        Text and cover papers are used in applications such as corporate annual reports, corporate identity packages, insert advertising, direct mail, facility brochures, business cards, hang tags, scrapbooks, and a variety of other uses where colors, textured finishes or heavier weight papers are desired. The business's brands in this category include CLASSIC®, CLASSIC CREST® and ENVIRONMENT®. A variety of custom paper colors, paper finishes, and duplex/laminated papers are also offered for sale.

        The fine paper business produces and sells other specialty papers, including translucent papers, art papers, papers for optical scanning and other specialized applications, under the UV/ULTRA® II trademark and other brands.

        Technical Paper Business.    The technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses, including tapes, premask, abrasives, labels, medical packaging, decorative components and heat transfer papers. The net sales of our technical paper business were approximately $132 million in 2004, $122 million in 2003 and $121 million in 2002. KIMDURA® and MUNISING LP® are brands of our technical paper business.

        Products of the technical paper business are typically sold as a component of a finished product. The technical paper business sells its products into five major market segments—tape, premask, abrasives, label and medical packaging—and ten other specialty segments. Several key market segments served, including tape and abrasives, are global in scope.

        The technical paper business produces tape base sheets from latex saturated crepe and flat papers and sells them to manufacturers to produce finished pressure sensitive products for sale in automotive, automotive aftermarket, industrial general purpose, transportation, manufacturing and building construction applications. Premask paper is used as a protective over wrap for products during the manufacturing process and for applying signs, labeling and other finished products.

        The technical paper business is a leading producer of latex saturated and coated abrasive backing papers for use by sandpaper manufacturers. The finished lightweight sandpaper is sold in the automotive, automotive aftermarket, construction, metal and woodworking industries for both waterproof and dry sanding applications.

        Label and tag products are produced from saturated (latex impregnated) base label stock and purchased synthetic (bi-axially stretched polypropylene film) base label stock. Top coatings are applied to the base label stock to allow for high quality variable and digital printing. The synthetic label stock of the technical paper business is recognized as a high quality, UV (ultra-violet) stable product used for outdoor applications. The business sells its label and tag stock to pressure sensitive coaters, who in turn sell the coated label and tag stock to the label printing community.

        The technical paper business's medical packaging paper is a polymer impregnated base sheet that provides a breathable sterilization barrier. When sealed together with film, this paper becomes a medical packaging material that allows sterilization from steam, ethylene oxide, or gamma radiation and at the same time provides unique barrier properties.

        Decorative components papers, designed for durability and flexibility, are made from light and medium weight latex saturated papers. The base paper can be reinforced with synthetic fiber for additional tear strength. Coatings can also be applied for printability. A variety of different base weights, colors and textures are available for sale to coater converters, distributors, publishers and printers for use in book covers, stationery and fancy packaging.

        Heat transfer papers are used to transfer an image from paper to tee shirts, hats, coffee mugs, and other surfaces. The technical paper business produces and applies a proprietary imaging coating to its heat transfer papers for use in digital printing applications. Heat transfer papers are primarily sold through large retail outlets and through master distributors who then offer small quantity options and services to the large number of customers in the supply channel.

        The technical paper business also produces and sells several other specialty papers including furniture backer, clean room paper and release paper.

        Pulp Business.    Our Terrace Bay mill produces hardwood and softwood pulp, about 50% of the fiber for which is harvested from approximately 4.6 million acres licensed to us. In 2004, more than 70% of the mill's output was consumed by Kimberly-Clark and approximately 11% was used by our fine paper and technical paper businesses. Terrace Bay's two major products are a fully bleached northern softwood kraft pulp used to manufacture publication, printing and writing, specialty papers and tissue grades and an exceptionally strong, high quality, fully bleached northern hardwood kraft pulp used to manufacture premium printing and writing papers, tissue, specialty and other quality papers. The Terrace Bay operation also sells softwood and hardwood logs from its timberlands operations to sawmills and veneer manufacturers who, in turn, sell wood chips and sawdust to Terrace Bay.

        Our Pictou mill also manufactures virgin softwood and hardwood pulp and various blends of each for sale to paper mill customers located primarily in Europe and North America. The mill's two major products are Pictou HARMONY® Softwood (northern bleached softwood kraft pulp) and Pictou Hardwood (northern bleached hardwood kraft pulp). The Pictou mill's principal customer has been Kimberly-Clark, which in 2004 consumed more than 80% of Pictou's bleached kraft output.

        The net sales of our pulp business were approximately $449 million in 2004, $405 million in 2003 and $380 million in 2002.

Markets and Customers

        Fine Paper Business.    Premium writing papers are used primarily for stationery and corporate identification applications. This market segment is divided into cotton and sulfite grades, while the text and cover segment is split between smooth papers and textured papers. Text papers have traditionally been utilized for special, high end collateral material such as corporate brochures, annual reports and special edition books. Cover papers are used as covers primarily for business cards, pocket folders, brochures and report covers including annual corporate reports.

        The fine paper business sells its products through our sales and marketing organizations primarily in three channels: authorized paper distributors, converters and direct sales to specialty businesses. Distributor sales account for approximately 85% of our customer base in the fine paper business, including distributor owned paper stores. There is also a small but growing sales channel in office supply catalogs and business copy center stores, primarily to distributors in North America. Less than 5% of the sales of our fine paper business in 2004 were exported to international distributors in Europe, South Africa, Asia and Australia.

        Sales by the fine paper business to its three largest customers (two of which are distributors) represented approximately 45% of its total sales in 2004. Although a complete loss of any one of these customers would cause a temporary decline in the business's sales volume, the decline could be partially offset by expanding sales to existing distributors, and further offset over a several month period with the addition of new distributors.

        Technical Paper Business.    The technical paper business relies on its direct sales team and marketing organizations to sell its products into 15 separate market segments in the U.S. and 38 export markets. Such segments, broadly defined as polymer impregnated and synthetic paper, include papers used as components in the following applications: saturated label, clean room papers, release papers, abrasives, masking tape, decal premask, heat transfer, medical packaging, decorative components, durable printing papers, furniture components, washable tag, and industrial components. Our technical paper business is recognized as a leading specialty paper manufacturer and enjoys either the number one or two market position in the following market segments: furniture components, washable tag, decal premask, saturated label, clean room, saturated release paper, reinforced medical packaging and saturated abrasive backings.

        Several traditional products (abrasives, tapes, labels) are used in markets that are directly affected by economic business cycles. Other market segments such as heat transfer papers used in small/home office and consumer applications are relatively stable. Price competition is common in most of the segments served by the technical paper business and has increased recently due to a trend of using film and other lower cost substrates instead of paper in some applications.

        The technical paper business relies on a team of direct sales representatives and customer service representatives to market and sell approximately 95% of its sales volume directly to customers and converters in 39 countries. Less than 5% of the sales of the technical paper business are sold through industrial distributors.

        The technical paper business has over 500 customers worldwide. The distribution of sales in 2004 was approximately 71% in North America, 16% in Europe, 7% in Latin America and 6% in Asia. Customers typically convert and transform base papers and film into finished rolls and sheets by adding adhesives, coatings and finishes. Such transformed product is then sold to end-users.

        Several of the smaller customers of the technical paper business have been acquired by larger multinational corporations with multiple manufacturing locations. These larger organizations have implemented global purchasing strategies which give them increased leverage in price negotiations. The primary global customers of the technical paper business are 3M Company, Perfecseal, Avery Dennison Corporation and Saint-Gobain Group.

        Pulp Business.    Northern bleached softwood kraft pulp is used by paper mills to manufacture printing and writing paper and tissue. In 2004, worldwide demand for northern bleached softwood kraft market pulp (which excludes pulp produced for internal consumption by integrated pulp manufacturers) was estimated to be 11.6 million metric tons, of which about 6.5 million metric tons were produced in Canada. The United States consumed an estimated 2.3 million metric tons of northern bleached softwood kraft pulp in 2004, followed by Western Europe at 1.9 million metric tons and China at 1.0 million metric tons. Prior to the Spin-Off, the Terrace Bay and Pictou pulp mills transferred over 90% of their output of northern bleached softwood kraft pulp to Kimberly-Clark. Excluding output transferred to our fine paper and technical paper businesses, in 2004 more than 75% of the northern bleached softwood kraft pulp production of the Terrace Bay and Pictou mills was transferred to Kimberly-Clark.

        In 2004, worldwide demand for hardwood market pulp was estimated to be 18 million metric tons of which an estimated 1.9 million metric tons were northern bleached hardwood kraft pulp produced in Canada. In 2004, the United States and Asia consumed approximately 0.5 million metric tons of Canadian northern bleached hardwood kraft pulp, followed by Europe at 0.41 million metric tons.

        In 2004, Terrace Bay and Pictou produced about 113,000 metric tons and 40,000 metric tons of northern bleached hardwood kraft pulp, respectively. In 2004, the Terrace Bay and Pictou mills transferred approximately 102,000 metric tons and 24,000 metric tons of northern bleached hardwood kraft pulp to Kimberly-Clark and our fine paper business, respectively. The balance of the pulp mills' output of northern bleached hardwood kraft pulp was sold to paper mills in the northeastern and midwestern United States.

        Northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp are commodity products whose prices are subject to substantial increase or decrease depending on production capacity and customer demand. Northern bleached hardwood kraft pulp is subject to increasing competition, primarily from lower priced South American eucalyptus pulp and excess capacity of northern bleached hardwood kraft pulp.

        Historically, the Pictou and Terrace Bay pulp mills have transferred their pulp directly to Kimberly-Clark and used brokers for sales to external customers.

        For the years ended December 31, 2004, 2003 and 2002, we had net sales for pulp transferred to Kimberly-Clark of $351.0 million, $305.1 million and $262.1 million, respectively. No single customer, other than Kimberly-Clark, accounted for more than 10% of our net sales in those years.

Raw Materials and Energy

        Fine Paper Business.    Wood pulp is the primary fiber used to produce products of the fine paper business. Our fine paper business consumed approximately 54,000 and 48,000 metric tons of hardwood pulp in 2004 and 2003, respectively, approximately 45% to 50% of which was supplied by the Terrace Bay pulp mill. Other significant raw material inputs in the production of products of the fine paper business include cotton fiber, recycled fiber, dyes and fillers. Except for pulp, the fine paper business purchases all of its raw materials externally.

        Technical Paper Business.    The technical paper business purchases latex, a primary raw material used to produce its products, from various suppliers. Wood pulp is the other main raw material consumed, approximately two-thirds of which is supplied by the Terrace Bay pulp mill. Except for pulp, the technical paper business purchases all of its other raw material requirements externally. We believe that all of the raw materials that we must purchase for our technical paper operations, except for certain specialty latex grades, are readily available from several sources and that the loss of a single supplier would not cause a shutdown of our manufacturing operations. An interruption in supply of a latex specialty grade, however, could disrupt and eventually cause a shutdown of production of certain technical paper latex specialty grades.

        Pulp Business.    Wood chips are the primary raw material needed to produce hardwood and softwood pulp. The Terrace Bay mill operation produces pulpwood and logs, about 50% of which is harvested from timberlands licensed to us by the Province of Ontario. The Pictou mill obtains its wood chips from several sawmills under agreements whereby Pictou supplies to the sawmills wood harvested from its own timberlands and 200,000 acres of licensed and managed land in Nova Scotia, and in return the sawmills supply wood chips to the Pictou mill. The price of wood chips can vary significantly based on the cost of logs and the strength of demand in the lumber and pulp markets. Other important raw materials used by the Terrace Bay and Pictou pulp mills are chemicals and supplies. The Terrace Bay and Pictou pulp mills purchase all of these other raw materials externally.

        Except for wood chips used by our pulp mills and certain specialty latex grades used by our technical paper business, we are not aware of any significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on our operations. In 2004, over 60% of the wood chips used by the Pictou mill were supplied by two suppliers and approximately 55% of the wood chips used by the Terrace Bay mill were supplied by one supplier. While we believe that alternative sources of critical supplies, such as wood chips, would be available, disruption of our primary sources could create a temporary, adverse effect on product shipments. An interruption in the supply of a latex specialty grade to our technical paper business, which we currently obtain from a single source, could disrupt and eventually cause a shutdown of production of certain technical paper latex specialty grades.

        The pulp and paper making processes use significant amounts of energy, primarily electricity, natural gas, oil, coal and bark fuel to operate the equipment and paper machines used in the manufacture of pulp and the products of the fine paper and technical paper businesses. We generate substantially all of our electrical energy at the Munising and Pictou mills and approximately one-third of the electrical energy at the Terrace Bay mill. We are evaluating potential cogeneration arrangements to supply the balance of the power requirements at the Terrace Bay mill, which would lower the cost of electricity. We also purchase electrical energy from external sources. Availability of energy is not expected to be a problem in the foreseeable future, but the purchase price of such energy can and likely will fluctuate significantly based on fluctuations in demand and other factors. We currently have forward purchase contracts that fix our cost for certain quantities of electricity through 2005 and natural gas through 2006. The ratification of the Kyoto Protocol by Canada may result in lower limits for the emission of carbon dioxide and other greenhouse gases. The specific emission limitations in respect of our Canadian operations are unknown and uncertain and may increase costs.

        An adequate supply of water is needed to manufacture our products. We believe that there is an adequate supply of water for this purpose at each of our manufacturing locations.

Working Capital

        Fine Paper Business.    The fine paper business maintains approximately 20 to 22 days of raw material inventories to support its paper making operations and about 30 days of finished goods inventory to fill customer orders. Its sales terms range between 20 and 30 days for payment by its customers, with 20-day terms used most often. Supplier invoices are typically paid within 30 days.

        Technical Paper Business.    On average, the technical paper business maintains approximately 10 to 12 days of inventory of raw materials and supplies to support its manufacturing operations and approximately 18 to 20 days of finished goods inventory to support customer orders for its products. Sales terms in the technical paper business vary depending on the type of product sold and customer category. Extended credit terms of up to 60 days are typically offered to customers located in export markets. On average during 2004, supplier invoices were paid in approximately 20 days.

        Pulp Business.    The Pictou and Terrace Bay pulp operations maintain harvested log inventories on the ground for up to three months and six months, respectively. They also maintain other raw material and supplies inventories ranging from 3 to 30 days to support their pulp making operations. The pulp mills typically maintain finished pulp inventories of 7 to 8 days to fill customer orders, and inventories related to a few grades for up to 60 days. For purchases other than wood chips, the pulp mills typically carry accounts payable at 30 to 45-day levels in accordance with various purchasing terms. Chip purchases are generally paid in 5 to 10 days from receipt. Sales terms generally range from 30 to 60 days with the majority at 45 days pursuant to the pulp supply agreement with Kimberly-Clark.

Competition

        Fine Paper Business.    We believe that our fine paper business is a leading supplier of premium writing, text, cover and specialty papers in North America. The fine paper business competes directly in the sale of these papers in this market with large competitors, including International Paper Company, Fox River Paper Company, Wausau-Mosinee Paper Corporation, Mohawk Paper Mills, Inc. and five to six smaller companies. We believe that the primary bases of competition for premium writing, text and cover papers are brand recognition, product quality, service, availability, and promotional support, with price being a less important factor. We have and will continue to invest in advertising and other programs aimed at graphic designers, printers and corporate end-users in order to communicate the advantages of using our products.

        Technical Paper Business.    In the tapes, abrasives, medical packaging, label and decorative components segments, our technical paper business competes in North American and global markets with a number of competitors, including FiberMark, Inc., Arjo Wiggins USA, Inc., MeadWestvaco Corporation, Arkwright, Inc. and Ahlstrom Corporation. It also competes in some, but not all, of these segments with smaller regional manufacturers, such as Monadnock. We believe the bases of competition in most of these segments are price and the ability to design and develop customized product features to meet customer specifications while maintaining quality and customer service. We believe that our research and development program gives us an advantage in customizing base papers to meet customer needs. Although delivered pricing has become an increasingly important factor in supplier selection, our technical paper business has been able to retain and to grow its customer base in recent years.

        Pulp Business.    The principal competitors of the Pictou and Terrace Bay pulp mills in the production of softwood and hardwood kraft pulp are Tembec, International Paper Company, The SFK Group, Bowater Incorporated and Domtar Inc. In addition, competition is increasing from lower priced eucalyptus pulp manufacturers in South America. Most of this pulp is sold to paper mills in the eastern and midwestern United States and in Europe. The basis of competition for pulp is primarily price, including the freight cost to customer locations, pulp performance attributes and consistent quality. Pulp pricing is cyclical with increases and decreases primarily driven by general economic conditions and pulp production capacity.

Research and Development

        Our main research and development laboratory is located in Roswell, Georgia.

        The technical paper business also maintains a research and development laboratory in Munising, Michigan to support its strategy of developing new products and technologies, and to support growth in its existing product lines and other strategically important markets. The technical paper business has continually invested in product research and development with $1.4 million in 2004, $1.5 million in 2003 and $1.6 million being spent in 2002.

        The Pictou and Terrace Bay pulp mills spent about $1.1 million in total over the last three years on pulp research and development focused on improving pulp strength and pulp process improvements such as bleaching. Development in these areas has led to reduced manufacturing costs at each of the pulp mills and in customers' operations.

Intellectual Property

        We own 53 trademarks with registrations in 50 countries. Our business has built its market leading reputation on trademarked brands that date back as far as 1908. The CLASSIC family of brands is one of the most well known and respected trademarks in the printing and writing industry. The CLASSIC family includes CLASSIC CREST®, The CLASSIC® Laid, CLASSIC® Linen, CLASSIC COLUMNS® and CLASSIC COTTON® papers. The CLASSIC family of products with the addition of the ENVIRONMENT®, ATLAS™, OLD COUNCIL TREE® and UV/ULTRA® II brands have played an important role in the marketing of the product lines of the fine paper business, which are recognized as an industry leader for quality, consistency and printing applications.

        The KIMDURA® and MUNISING LP® trademarks have made a significant contribution to the marketing of synthetic film and clean room papers of the technical paper business.

        We own 38 patents and have 11 pending patent applications in the United States, Canada, Western Europe and certain other countries covering heat transfer paper, abrasives, medical packaging and fiber modification in the pulping process. We believe that our heat transfer patents have contributed to establishing the technical paper business as a leading supplier of heat transfer papers.

Backlog and Seasonality

        Fine Paper Business.    The fine paper business has historically experienced a steady flow of orders with a 1% to 2% reduction in the fourth quarter due to a slow down in the printing industry and adjustment of customer inventories. Orders for stock products are typically shipped within two days, while custom orders are shipped within two to three weeks of receipt. Raw material purchases and manufacturing schedules are planned based on a combination of historical trends, customer forecasts and current market conditions. The order backlogs in the fine paper business on December 31, 2004 and December 31, 2003 were $4.3 million and $4.7 million, respectively, representing 5.1 and 5.7 days, respectively, of sales.

        Technical Paper Business.    Historically, the technical paper business has had a steady quarter to quarter shipments flow with small reductions in the third and fourth quarters due to international customer vacations and other downtime in July and August and a reduction in inventory levels by our customers in November and December. Notwithstanding relatively steady shipments from quarter to quarter, the order flow for the technical paper business is subject to seasonal peaks for several of its products, such as the larger volume grades of tape, abrasives, premask, and label stock used primarily in the downstream finished goods manufacturing process. To assure timely shipments during these seasonal peaks, the technical paper business has agreements with customers accounting for approximately 35% of its annual sales to manufacture orders and hold them in inventory for later shipment. The technical paper business also manages these peaks with sales on consignment representing about 8% of its annual sales. Orders are typically shipped within six to eight weeks of receipt of the order. However, the technical paper business periodically experiences periods where order entry levels surge, and backlog increases substantially, such as in 2004 when backlogs reached 43 weeks. Raw materials are purchased and manufacturing schedules are planned based on customer forecasts, current market conditions and individual orders for custom products. The order backlogs in the technical paper business on December 31, 2004 and December 31, 2003 were $32 million and $24 million, respectively, representing approximately 24 and 20 percent of prior year sales, respectively.

        Pulp Business.    The Pictou and Terrace Bay pulp mills take 10 to 14-day shutdowns each year for major maintenance, typically in either May or September, thereby reducing pulp shipments in the second and third quarters. Shutdowns for maintenance and capital projects are sometimes taken in other quarters, resulting in a variation in quarter-to-quarter pulp shipments. Customer order patterns are consistent, except for a moderate reduction in European orders in the summer. In North America, orders are generally placed one month in advance, while European orders are based on a three-month rolling forecast.

Employee and Labor Relations

        As of December 31, 2004, we had 2,060 regular full time employees of whom 626 hourly and 252 salaried employees were located in the United States and 936 hourly and 246 salaried employees were located in Canada.

        Hourly employees at the Neenah, Whiting and Munising mills are represented by locals of the Paper, Allied Industrial, Chemical and Energy Worker's International Union. The collective agreements for the Neenah and Munising mills expire on July 1, 2005 and July 15, 2005, respectively. The collective agreement at the Whiting mill expired on February 1, 2005 and contract negotiations are currently in process. Additionally, these mills have bargained jointly with the union on pension matters. The agreements on pension matters for these mills expire June 30, 2007. We believe that employee and union relations at each of our U.S. locations are good.

        Hourly employees at the Terrace Bay pulp mill are represented by locals of the Paper, Allied Industrial, Chemical and Energy Worker's International Union and the International Brotherhood of Electrical Workers, with each collective bargaining agreement expiring on May 1, 2007. Hourly employees at our Longlac, Ontario operations are represented by Local I-2693 of the United Steelworkers of America with a collective bargaining agreement which expires on September 1, 2005. Hourly employees at the Pictou pulp mill are represented by Local 440 of the Communications, Energy and Paperworkers Union of Canada, with a collective bargaining agreement which expires on June 1, 2009.

Environmental, Health and Safety Matters

        Our operations are subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. Our operations are in compliance with, or we are taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of our operations exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws or standards, and there can be no assurance that material costs or liabilities will not be incurred in connection with those claims. Except for certain orders issued by environmental, health and safety regulatory agencies with which we believe we are in compliance and which we believe are immaterial to our financial condition, results of operations and liquidity, we are not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters.

        While we have incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, we believe that our future cost of compliance with environmental, health and safety laws, regulations and ordinances, and our exposure to liability for environmental, health and safety claims will not have a material adverse effect on our financial condition, results of operations or liquidity. However, future events, such as changes in existing laws and regulations, or contamination of sites owned, operated or used for waste disposal by us (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material adverse effect on our financial condition, results of operations or liquidity.

        We incur capital expenditures necessary to meet legal requirements and otherwise relating to the protection of the environment at our facilities in the United States and Canada. For these purposes, we have planned capital expenditure programs for which we anticipate incurring approximately $4 million in 2005 and approximately $14 million in 2006, of which no material amount is the result of environmental fines or settlements. These capital expenditures are not expected to have a material adverse effect on our financial condition, results of operations or liquidity.

Properties and Facilities

        Our principal executive offices are located in Alpharetta, Georgia, and our main research and development laboratory is located in Roswell, Georgia. We operate two pulp mills in Canada that produce hardwood and softwood bleached kraft pulp for use in making a variety of paper products. We also operate three paper mills in the United States that produce printing and writing, text, cover, durable saturated and coated base papers and other specialty papers for a variety of end uses. We also have two timberlands operations which supply logs and wood chips to our pulp mills and sell logs and wood chips to others. We own each of these facilities and the equipment to operate them except the wood harvesting equipment owned and operated by contractors who harvest wood for the Pictou and Terrace Bay mills. We also own 1,300 acres of undeveloped land in the Province of Ontario and, one million acres of timberlands and a tree nursery in the Province of Nova Scotia. Additionally, we have non-exclusive harvesting and land management rights to 4.6 million acres of Crown land licensed to us by the Province of Ontario and 200,000 acres of Crown land licensed to us by the Province of Nova Scotia.

        We believe that each of these facilities is adequately maintained and is suitable for conducting our operations and business.

        Machine operating schedules at all of our manufacturing locations are currently at or near capacity, except that our fine paper mills are operating at approximately 75% capacity.

        The following are the locations of our principal facilities and operating equipment and the products produced at each location. All the facilities are owned by us, except as otherwise noted:

Location	Equipment/Resources	Products
Neenah Mill Neenah, Wisconsin	Two paper machines; paper finishing equipment; distribution warehouse	Printing and writing, text, cover and other specialty papers
Whiting Mill Whiting, Wisconsin	Four paper machines; paper finishing equipment	Printing and writing, text, cover and other specialty papers
Munising Mill Munising, Michigan	Two paper machines; two off line saturators; three off line coaters; specialty finishing equipment	Durable, saturated and coated base papers
Pictou Mill Pictou, Nova Scotia, Canada	Equipment for a single line bleached kraft pulping operation	Northern bleached softwood and hardwood kraft pulp
Terrace Bay Mill Terrace Bay, Ontario, Canada	Equipment for a single line bleached kraft pulping operation	Northern bleached softwood and hardwood kraft pulp
Longlac Timberlands Operation Longlac, Ontario, Canada	Road construction and maintenance equipment; light vehicles; one helicopter; hangar for helicopter; maintenance shop	Logs and wood chips
Pictou Timberlands Operation Pictou, Nova Scotia, Canada	Equipment owned and operated by contractors	Logs and wood chips
Longlac Timberlands Ontario, Canada	Right to harvest wood off 4.6 million acres of Crown timberlands under license from the Province of Ontario	Logs and wood chips
Pictou Timberlands Nova Scotia, Canada	Right to harvest wood off one million acres of owned timberlands and 200,000 acres of Crown timberlands under license from the Province of Nova Scotia	Logs and wood chips
Debert Tree Nursery Debert, Nova Scotia, Canada	26 greenhouses and tree seeding equipment; seed development orchards	Seedlings which are used to plant in timberlands

        The following are the locations of our owned and leased office and laboratory space and the functions performed at each location.

Administrative Location	Office/Other Space	Function
Alpharetta, Georgia	Leased Office Space	Corporate Headquarters and Administration and Sales
Roswell, Georgia	Leased Laboratory Space	Research and Development for the pulp and paper businesses
Neenah, Wisconsin	Owned Office Space	Administration and Sales for the fine paper business
Longlac, Ontario, Canada	Owned Office Space	Management of timberlands operation
Debert, Nova Scotia, Canada	Leased Office Space	Planning and operations for the Pictou timberlands

Legal Proceedings

        A subsidiary of Kimberly-Clark is a co-defendant in a vehicle accident lawsuit pending in the Ontario (Canada) Superior Court of Justice since August 1998. The plaintiffs in this lawsuit include the driver of one of the vehicles involved in the accident and his passengers. The driver sustained severe injuries, including paralysis, as a result of the accident on a bush road within the forest where the subsidiary conducts logging operations. The plaintiffs claim that Kimberly-Clark was responsible for maintaining the bush road on which the accident occurred. In particular, the plaintiffs claim that Kimberly-Clark should have cut the trees and other growth on the sides of the bush road and the alleged failure to do so caused or contributed to the cause of the accident. The plaintiffs are seeking significant money damages, plus costs and attorneys fees. Kimberly-Clark has denied liability and has raised numerous defenses in this lawsuit. Pursuant to the distribution agreement, we will indemnify Kimberly-Clark for liabilities and costs, including attorneys' fees and other related costs of defense, arising out of this lawsuit, net of any insurance recovery by Kimberly-Clark. We expect this matter to be set for trial in 2006.

        We are involved in certain other legal actions and claims arising in the ordinary course of business. While the outcome of those legal actions and claims cannot be predicted with certainty, we do not believe that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Our Directors and Executive Officers

        Our Board of Directors is comprised of seven directors, of which six are considered independent under the independence requirements of the SEC and the New York Stock Exchange. Sean T. Erwin, our Chief Executive Officer, also serves as the Chairman of the Board.

        Set forth below is information concerning our directors and executive officers. Our Board of Directors is divided into three classes. Each director will serve for a term expiring at the annual meeting of stockholders in the year indicated below.

Name	Position	Term as Director
Sean T. Erwin	Chairman of the Board, President and Chief Executive Officer	Expires 2007
James G. Grosklaus	Director	Expires 2007
Edward Grzedzinski	Director	Expires 2007
Mary Ann Leeper	Director	Expires 2006
Timothy S. Lucas	Director	Expires 2008
Philip C. Moore	Director	Expires 2008
Stephen M. Wood	Director	Expires 2006
Steven S. Heinrichs	Vice President, General Counsel and Secretary
Bonnie C. Lind	Vice President, Chief Financial Officer and Treasurer
William K. O'Connor	Vice President—Sales and Marketing
James R. Piedmonte	Vice President—Operations

        Sean T. Erwin, age 53, is the Chairman of our Board of Directors and our President and Chief Executive Officer. Prior to our Spin-Off from Kimberly-Clark Corporation, Mr. Erwin had been an employee of Kimberly-Clark since 1978, and had held increasingly senior positions in both finance and business management. In January 2004, Mr. Erwin was named President of Kimberly-Clark's Pulp and Paper Sector, which comprised the businesses transferred to us by Kimberly-Clark. He served as the President of the Global Nonwoven business from early 2001. He has also served as the President of the European consumer tissue business, Managing Director of Kimberly-Clark Australia, as well as previously serving as President of the Pulp and Paper Sector, and President of the Technical Paper business.

        James G. Grosklaus, age 70, served as a Director of Midwest Air Group, Inc. from 1988 until April 2005. Prior to his retirement in 1996, Mr. Grosklaus served as Executive Vice President and member of the Board of Directors of Kimberly-Clark Corporation from 1986 to 1996.

        Edward D. Grzedzinski, age 50, served as the Chief Executive Officer of NOVA Information Systems from 1993, and Vice Chairman of US Bancorp from November 2001 to 2004. Mr. Grzedzinski has 20 years of experience in the electronic payments industry and was a co-founder of NOVA Information Systems in 1991. Mr. Grzedzinski served as a member of the Managing Committee of US Bancorp, and was a member of the Board of Directors of US Bank, N.A. Mr. Grzedzinski also served as Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp until November 2004 and was a member of the Board of Directors of Indus International, a global provider of enterprise asset management products and services until April 2005.

        Mary Ann Leeper, Ph.D., age 64, has served as the President and Chief Operating Officer of The Female Health Company since 1996, as President and Chief Executive Officer of The Female Health Company Division of The Wisconsin Pharmacal Company from 1994 to 1996, and held other senior positions from 1987 to 1994 in the Wisconsin Pharmacal Company (renamed The Female Health

Company in 1996). Dr. Leeper has served as a Director of The Female Health Company since 1987. Dr. Leeper is Chair and Board Member of The Female Health Foundation, which she founded in 1994 and has been a visiting Professor at the University of Virginia's Darden School of Business M.B.A. program since 2001. She held senior positions at G D Searle, was Assistant Professor at Temple University Schools of Pharmacy and Medicine, as well as a biochemist for Wyeth Laboratories and McNeil Laboratories. Dr. Leeper's educational background includes a B.S., Drexel University; M.S., Temple University; M.B.A., Northwestern University; and Ph.D., Temple University.

        Timothy S. Lucas, CPA, age 58, has served as an independent consultant on financial reporting issues practicing as Lucas Financial Reporting since 2002. From 1988 to 2002, Mr. Lucas worked at the Financial Accounting Standards Board (FASB), where he was the Director of Research and Technical Activities, and Chairman of the FASB's Emerging Issues Task Force.

        Philip C. Moore, age 51, is a partner at McCarthy Tétrault, L.L.P., Canada's largest law firm. Mr. Moore practices corporate and securities law, with particular emphasis on corporate governance and finance, mergers and acquisitions and other business law issues. Mr. Moore has been with McCarthy Tétrault, L.L.P. since 1988. From 1994 to 2000, Mr. Moore was a director of Imax Corporation. He is currently a director of various private companies.

        Stephen M. Wood, Ph.D., age 58, is currently an independent international business consultant with the AFD Group, LLC. From 2001 to 2004, Dr. Wood served as the Chief Executive Officer of Kraton Polymers, a specialties chemical company, after it was sold by the Royal Dutch Shell Group to Ripplewood Holdings and established as an independent entity. Kraton Polymers is currently owned by the Texas Pacific Group which is a private equity investment company and JPMorgan Partners which is part of the JPMorgan Chase companies. From July to December 2004, Dr. Wood served as Vice Chairman advising the Kraton Board of Directors. Prior to the establishment of Kraton Polymers, Dr. Wood was President of the Elastomers business unit of Shell Chemicals Ltd. and a Vice President of that company. Dr. Wood was also International President of the International Institute of Synthetic Rubber Producers. Dr. Wood has a BSc in Chemistry and a Ph.D. in Chemical Engineering from Nottingham University, United Kingdom and is a graduate of the Institute of Chemical Engineers.

        Steven S. Heinrichs, age 37, has been our Vice President, General Counsel and Secretary since June 2004. Prior to that date, Mr. Heinrichs served as Associate General Counsel and Assistant Secretary for Mariner Health Care, Inc., a nursing home and long-term acute care hospital company. Before joining Mariner Health Care in 2003, Mr. Heinrichs served as Associate General Counsel and Assistant Secretary for American Commercial Lines LLC, a leading inland barge and shipbuilding company from 1998 through 2003. Mr. Heinrichs engaged in the private practice of law with Skadden, Arps, Slate, Meagher and Flom LLP and Shuttleworth, Smith, McNabb and Williams PLLC from 1994 through 1998.

        Bonnie C. Lind, age 46, has been our Vice President, Chief Financial Officer and Treasurer since June 2004. Ms. Lind was an employee of Kimberly-Clark from 1982 until 2004, holding a variety of increasingly senior financial and operations positions within Kimberly-Clark. From 1999 until June 2004, Ms. Lind served as the Assistant Treasurer of Kimberly-Clark and was responsible for managing Kimberly-Clark's global treasury operations. Prior to that, she was Director of Kimfibers with overall responsibility for the sourcing and distribution of pulp to Kimberly-Clark's global operations.

        William K. O'Connor, age 51, has been our Vice President—Sales and Marketing since June 2004, with responsibilities for all sales and marketing and customer management activity. Mr. O'Connor was an employee of Kimberly-Clark from 1981 until 2004, and held increasingly important roles in sales and marketing management, primarily within Kimberly-Clark's Health Care business, eventually being named General Manager of Sales for North America. In 1999, Mr. O'Connor was appointed General Manager for Kimberly-Clark's Health Care business in Europe, the Middle East and Africa. He was appointed Vice President of Kimberly-Clark Technical Paper in 2002, and President of the fine paper business in 2004.

        James R. Piedmonte, age 48, has been our Vice President—Operations since June 2004. Mr. Piedmonte had been employed by Kimberly-Clark from 1978 until 2004, and held increasingly senior positions within Kimberly-Clark's operations function. Mr. Piedmonte was most recently responsible for Kimberly-Clark's pulp mill and forestry operations in Pictou, Nova Scotia, a position he held since 2001. Previously he was the Director of Operations for the fine paper business operations, as well as mill manager at the Whiting, Wisconsin mill.

Committees of the Board of Directors

        Pursuant to our by-laws, our Board of Directors is permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors' time and capabilities, our Board has established the following committees: Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. The membership and function of each committee are described below.

Audit Committee

        The Audit Committee is comprised solely of directors who meet the independence requirements of the New York Stock Exchange ("NYSE") and the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are financially literate, as required by NYSE. At least one member of the Audit Committee is an audit committee financial expert, as defined by the rules and regulations of the Securities and Exchange Commission ("SEC"). The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee assists the Board of Directors in monitoring:

  •
  the quality and integrity of our financial statements;

  •
  our compliance with ethical policies contained in our Code of Business Conduct and Ethics and legal and regulatory requirements;

  •
  the independence, qualification and performance of our independent auditors; and

  •
  the performance of our internal auditors.

        The Audit Committee is governed by the Audit Committee Charter approved by the Board. The charter is available on our website at www.neenah.com.

        The members of the Audit Committee are Messrs. Lucas (Chairperson) and Moore and Dr. Wood. The Board has determined that Mr. Lucas is an audit committee financial expert.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee is comprised solely of directors who meet NYSE independence requirements. The Nominating and Corporate Governance Committee:

  •
  oversees the process by which individuals are nominated to our Board of Directors;

  •
  reviews the qualifications, performance and independence of members of our Board of Directors;

  •
  reviews and recommends policies with respect to composition, organization, processes and practices of our Board of Directors; and

  •
  identifies and investigates emerging corporate governance issues and trends that may affect us.

        The Nominating and Corporate Governance Committee is governed by the Nominating and Corporate Governance Committee Charter approved by the Board. The charter is available on our website at www.neenah.com.

        The members of the Nominating and Corporate Governance Committee are Dr. Leeper (Chairperson) and Messrs. Grosklaus and Grzedzinski.

Compensation Committee

        The Compensation Committee is comprised solely of directors who meet NYSE independence requirements, meet the requirements for a "Nonemployee Director" under the Exchange Act, and meet the requirements for an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee:

  •
  reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and sets such compensation;

  •
  approves, in consultation with our Chief Executive Officer, the compensation of our officers who are elected by our Board of Directors;

  •
  makes recommendations to our Board of Directors with respect to our equity-based plans and executive incentive-compensation plans; and

  •
  reviews with management and approves awards under our long-term incentive-compensation plans and equity-based plans.

        The Compensation Committee is governed by the Compensation Committee Charter approved by the Board. The charter is available on our website at www.neenah.com.

        The members of the Compensation Committee are Messrs. Grzedzinski (Chairperson) and Moore and Dr. Wood.

Executive Compensation

        The information set forth in the following tables reflects compensation paid by us to our Chief Executive Officer and our four other most highly paid executive officers, who were named executive officers, for services between November 30, 2004, the date of our Spin-Off from Kimberly-Clark, to December 31, 2004. Prior to our Spin-Off from Kimberly-Clark, we had no material activities as a separate corporate entity. Accordingly, prior to the Spin-Off, the compensation of the individuals named below was determined in accordance with policies established by Kimberly-Clark.

Summary Compensation Table

	Annual Compensation(1)			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)(2)	Securities Underlying Options (#)	All Other Compensation ($)(3)
Sean T. Erwin Chairman of the Board, President and Chief Executive Officer	2004	49,167	88,500	727,892	291,547	22,693
Steven S. Heinrichs Vice President, General Counsel and Secretary	2004	18,750	20,250	65,200	20,700	6,962
Bonnie C. Lind Vice President, Chief Financial Officer and Treasurer	2004	22,917	27,500	229,747	86,089	5,975
William K. O'Connor Vice President—Sales and Marketing	2004	18,333	19,800	166,092	60,086	100
James R. Piedmonte Vice President—Operations	2004	17,917	19,350	61,940	67,831	8,807

(1)
Amounts reported as salary and bonus for all named executive officers are for the one month of operation as a separate entity. The salary and bonus amounts for Ms. Lind and Messrs. Heinrichs, O'Connor and Piedmonte did not exceed $100,000, due to the fact that we only operated as a separate entity for one month of the 2004 fiscal year. Such amounts are expected to exceed $100,000 for the next fiscal year.

(2)
Restricted stock awards and restricted stock unit awards were granted pursuant to the Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan. All restricted stock awards and restricted stock unit awards were valued at the closing price of our common stock on the date of grant. The restricted stock awards were granted on December 1 when the closing price of our common stock was $33.50, and the restricted stock unit awards were granted on December 15 when the closing price of our common stock was $32.60. The restricted stock granted on December 1 replaced restricted stock that was forfeited under the Kimberly-Clark equity compensation plans, which shares represent four different grants, with vesting on June 8, 2005, November 12, 2005, November 12, 2006, and February 17, 2008. The restricted stock unit awards granted on December 15 will be fully vested on December 15, 2009. As of December 31, 2004, the number and value (based on the December 31, 2004 closing stock price of $32.60 per share) of total shares of restricted stock and restricted stock units held by the named executive officers are: Mr. Erwin, 22,072 shares, $719,547; Mr. Heinrichs, 2,000 shares, $65,200; Ms. Lind, 6,979 shares, $227,515; Mr. O'Connor, 5,009 shares, $163,293; Mr. Piedmonte, 1,900 shares, $61,940. Dividends are paid on restricted stock and restricted stock units at the same rate paid to all of our stockholders.

(3)
Amounts shown are for payments made after December 1, 2004 or for 2004 unused vacation paid out in 2005 as follows: for Mr. Erwin, $22,693 for unused vacation; for Mr. Heinrichs, $562 for matching contributions under our 401(k) Plan and $6,400 under our Retirement Contribution Plan, a tax-qualified defined contribution plan; for Ms. Lind, $687 for matching contributions under our 401(k) Plan and $5,288 for unused vacation; for Mr. O'Connor, the entire amount represents matching contributions under our 401(k) Plan; and for Mr. Piedmonte, $537 for matching contributions under our 401(k) Plan and $8,270 for unused vacation.

Stock Option Grants

        The following table contains information relating to the stock option grants made in December 2004 to our named executive officers under the Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan.

Option Grants in Last Fiscal Year

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Number of Securities Underlying Option Granted (#)
Percent of Total Options Granted to Employees in Fiscal Year
Name				Exercise or Base Price ($/sh)	Expiration Date
						5% ($)	10% ($)
Sean T. Erwin Chairman of the Board, President and Chief Executive Officer	135,700(2 51,949(3 51,949(4 51,949(5	) ) ) )	11.9% 4.6% 4.6% 4.6%	32.60 37.59 32.87 24.01	12/15/14 02/21/11 02/17/12 02/16/13	2,782,116 496,002 863,639 1,452,468	7,050,429 1,130,270 1,683,772 2,483,174
Steven S. Heinrichs Vice President, General Counsel and Secretary	20,700(2)		1.8%	32.60	12/15/14	424,390	1,075,489
Bonnie C. Lind Vice President, Chief Financial Officer and Treasurer	47,500(2 5,194(3 1,671(3 9,276(3 12,059(4 10,389(5	) ) ) ) ) )	4.2% 0.5% 0.2% 0.8% 1.1% 0.9%	32.60 30.15 26.04 37.59 32.87 24.01	12/15/14 02/25/08 02/22/09 02/21/11 02/17/12 02/16/13	973,843 44,826 24,529 88,566 200,478 290,471	2,467,910 74,994 38,445 201,821 390,857 496,596
William K. O' Connor Vice President—Sales and Marketing	20,200(2 8,348(3 11,131(3 7,420(4 12,987(5	) ) ) ) )	1.8% 0.7% 1.0% 0.7% 1.1%	32.60 30.15 37.59 32.87 24.01	12/15/14 02/25/08 02/21/11 02/17/12 02/16/13	414,139 72,047 106,277 123,356 363,110	1,049,511 120,533 242,180 240,497 620,781
James R. Piedmonte Vice President—Operations	19,700(2 3,246(3 1,790(3 6,233(3 3,469(3 11,131(3 11,131(4 11,131(5	) ) ) ) ) ) ) )	1.7% 0.3% 0.2% 0.6% 0.3% 1.0% 1.0% 1.0%	32.60 26.95 30.15 26.04 28.50 37.59 32.87 24.01	12/15/14 02/19/07 02/25/08 02/22/09 02/20/10 02/21/11 02/17/12 01/16/13	403,888 32,407 15,448 91,497 56,868 106,277 185,050 311,217	1,023,533 44,097 25,845 143,405 88,293 242,180 360,778 532,064

(1)
Amounts represent hypothetical gains assuming exercise at the end of the option term and assuming annual rates of stock price appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC. These assumptions are not intended to forecast future appreciation, if any, of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the stock option exercises will depend on the future performance of our common stock, the optionee's continued employment through applicable exercisability periods, the dates on which the options are exercised and the dates on which the underlying shares are sold. The closing price of our common stock on April 25, 2005, the record date, was $30.59 per share.

(2)
These options were granted on December 15, 2004, and will become exercisable as follows: 30% on December 15 of 2005 and 2006, and the remaining 40% on December 15, 2007.

(3)
These options were granted on December 1, 2004, as a conversion of certain Kimberly-Clark options that were forfeited under the Kimberly-Clark equity compensation plans due to the Spin-Off. These options became fully exercisable on December 1, 2004.

(4)
These options were granted on December 1, 2004, as a conversion of certain Kimberly-Clark options that were forfeited under the Kimberly-Clark equity compensation plans due to the Spin-Off. These options become exercisable as follows: 30% on the first anniversary of February 18, 2002 (the original date of grant under the Kimberly-Clark equity participation plan), 30% on the second anniversary and the remainder on the third anniversary of the original date of grant.

(5)
These options were granted on December 1, 2004, as a conversion of certain Kimberly-Clark options that were forfeited under the Kimberly-Clark equity compensation plans due to the Spin-Off. These options become exercisable as follows: 30% on the first anniversary of February 17, 2003 (the original date of grant under the Kimberly-Clark equity participation plan), 30% on the second anniversary and the remainder on the third anniversary.

Option Exercises

        The following table sets forth option exercises by the named executive officers during the fiscal year ended December 31, 2004, including the aggregate value of gains on the date of exercise. The table also sets forth (i) the number of shares covered by options (both exercisable and unexercisable) as of December 31, 2004 and (ii) the respective value for "in-the-money" options, which represents the positive spread between the exercise price of existing options and the fair market value of our common stock at December 31, 2004.

Aggregated Stock Option Exercises in last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sean T. Erwin Chairman of the Board, President and Chief Executive Officer	—	—	98,703	192,844	$133,873	$312,369
Steven S. Heinrichs Vice President, General Counsel and Secretary	—	—	—	20,700	—	—
Bonnie C. Lind Vice President, Chief Financial Officer and Treasurer	—	—	26,493	59,596	50,460	62,469
William K. O'Connor Vice President—Sales and Marketing	—	—	27,827	32,259	53,920	78,091
James R. Piedmonte Vice President—Operations	—	—	35,887	31,944	106,521	66,931

Defined Benefit Retirement Plans

        The table below illustrates the estimated annual standard pension benefit payable as of normal retirement at age 65 at specified compensation levels and years of service classifications under our tax-qualified defined benefit plan, the Neenah Paper Pension Plan, and our nonqualified defined benefit plan, the Neenah Paper Supplemental Pension Plan. These benefits include accrued liabilities assumed by our defined benefit plans as part of transfer of liabilities from the Kimberly-Clark tax-qualified and nonqualified defined benefit plans. Our tax-qualified defined benefit plan also received a transfer of assets from the Kimberly-Clark tax-qualified defined benefit plan related to the assumed liabilities.

Pension Plan Table

	Years of Benefit Service
Plan Compensation	15 Years	20 Years	25 Years	30 Years	35 Years	40 Years	45 Years
$100,000	$20,000	$30,000	$35,000	$40,000	$45,000	$55,000	$60,000
200,000	45,000	60,000	70,000	85,000	100,000	115,000	125,000
300,000	65,000	90,000	110,000	130,000	150,000	175,000	195,000
400,000	90,000	120,000	145,000	175,000	205,000	235,000	260,000
600,000	135,000	180,000	220,000	265,000	310,000	355,000	395,000
800,000	180,000	240,000	295,000	355,000	415,000	475,000	530,000
1,000,000	225,000	300,000	370,000	445,000	520,000	595,000	665,000
1,200,000	270,000	360,000	445,000	535,000	625,000	715,000	800,000
1,400,000	315,000	420,000	520,000	625,000	730,000	835,000	935,000
1,600,000	360,000	480,000	595,000	715,000	835,000	955,000	1,070,000
1,800,000	405,000	540,000	670,000	805,000	940,000	1,075,000	1,205,000
2,000,000	450,000	600,000	745,000	895,000	1,045,000	1,195,000	1,340,000

        Plan compensation considered in calculating benefits under the defined benefit plans includes all compensation except payments in lieu of vacation, severance, noncash compensation, service or suggestion awards, and any other special or unusual compensation.

        The amounts set forth in the table above are subject to offset for social security benefits. The estimated years of benefit service, which includes years of service while at Kimberly-Clark, as of normal retirement at age 65, for our named executive officers are: 38.1 years for Mr. Erwin, 41.9 years for Ms. Lind, 37.3 years for Mr. O'Connor, and 43.4 years for Mr. Piedmonte. Mr. Heinrichs was not eligible to participate in our Pension Plan; however, he does participate in our Retirement Contribution Plan, a defined contribution plan. Under the defined benefit plan, an employee is entitled to receive an annual benefit based on the number of his completed years of benefit service and the average of his earnings over the highest five years, as integrated with social security benefits. Benefits under the Neenah Paper Pension Plan will be limited to the extent required by the Code, with any excess benefits over those limitations being paid under the Neenah Paper Supplemental Pension Plan (as described below).

        Retirement benefits for participants who have at least five years of vesting service may begin on a reduced basis at age 55, or on an unreduced basis at normal retirement age. Unreduced benefits also are available for participants with 10 years of vesting service at age 62 or as early as age 60 with 30 years of vesting service. The normal form of benefit is a single-life annuity, payable monthly. Benefits will be actuarially adjusted if the employee receives payment in the form of a joint and survivor annuity or any of other optional forms of benefit available under the Pension Plan.

        Mr. Heinrichs participates in our Retirement Contribution Plan, a defined contribution money purchase pension plan. Under the Retirement Contribution Plan, we provide monthly contributions to an account pursuant to a schedule based on the participant's age and eligible earnings. Contributions are based on a percentage of the employee's compensation and are invested in certain designated investment options as elected by the participant. Distributions of the participant's account balance are only available after termination of employment. Contributions under this plan will be limited to the extent required by the Code, with any excess benefits over those limitations being paid under the Neenah Paper Supplemental Retirement Contribution Plan (as described below).

Supplemental Retirement Plans

        We have adopted the Neenah Paper Supplemental Pension Plan and the Neenah Paper Supplemental Retirement Contribution Plan to provide participants with a benefit equal to the difference between (i) the benefit payable to a participant under our tax-qualified Pension Plan and/or the Retirement Contribution Plan, as applicable, and (ii) the benefit that would be payable to a participant under such plans, calculated without regard to the annual benefit and compensation limitations imposed by the Code. The supplemental retirement plans are currently unfunded and all benefits under those plans would be payable from our general assets. In the event of a change of control, each participant would receive the present value of his or her accrued benefits or account balance in the supplemental retirement plans in a lump sum. Each of the named executive officers participates in only one supplemental retirement plan.

Executive Severance Plan

        We have adopted the Neenah Paper Executive Severance Plan that covers designated officers, including all of our named executive officers, and provides certain severance benefits upon termination of employment following a change in control of our company. Upon termination of the officer's employment by the company without "cause" or by the officer for "good reason" (as defined in the plan) within the two-year period following a change in control or a termination by us without "cause" during the one-year period preceding such a change of control, the officer will be entitled to a lump-sum cash payment equal to the sum of: (i) two times the sum of his annual base salary and targeted annual bonus; (ii) any qualified retirement plan benefits forfeited as a result of such termination, (iii) the amount of retirement benefits such officer would have received under the qualified and supplemental retirement plans but for his or her termination for the two-year period following his or her termination; (iv) the cost of medical and dental COBRA premiums for a period of two years; and (v) a cash settlement of any accrued retiree medical credits. In addition, the officer will be eligible to receive outplacement services for a period of two years (up to a maximum cost to us of $50,000). Payment of the benefits under the Executive Severance Plan is subject to the executive executing an agreement that includes restrictive covenants and a general release of claims against us. The Executive Severance Plan has been designed to limit exposure for any "parachute" excise taxes; but if such excise taxes apply, we will reimburse the officer on an after-tax basis for any excise taxes incurred by that executive due to payments under the Executive Severance Plan.

Severance Pay Plan

        We have adopted the Neenah Paper Severance Pay Plan to provide regular and change in control severance to salaried employees of our U.S. companies. Participation in the Severance Pay Plan is conditioned upon each participant's execution of a noncompete agreement. In the event of a qualifying termination, the Severance Pay Plan generally provides officers (including named executive officers) severance equal to one year of base salary. Other eligible employees generally receive severance equal to one week's pay for each year of employment with a minimum of six weeks pay (provided they are eligible for at least one week of severance pay) and a maximum of 26 weeks pay. In the event of a qualifying termination within two years following a change in control of our company, the severance pay plan generally provides (i) officers (other than officers covered by the Executive Severance Plan discussed above) with a lump sum severance payment equal to two years of base salary, (ii) director-level employees with one year of base salary, and (iii) other eligible employees with one week's pay for each year of employment with a minimum of six weeks of pay and a maximum of 26 weeks of pay. Payment of severance under the Severance Pay Plan is subject to the employee executing a severance agreement that includes restrictive covenants and a general release of claims against us.

Omnibus Stock and Incentive Compensation Plan

        We have adopted the Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan. The purpose of the Omnibus Plan is to encourage ownership in our common stock by those employees, directors and others who have contributed, or are determined to be in a position to contribute, materially to our success, thereby increasing their interest in our long-term success. Grants and awards under the plan may be made to our employees, directors, employees of our affiliated companies, consultants, agents, advisors or independent contractors who perform services for us or our affiliates.

        We have reserved 3,500,000 shares of our common stock for issuance under the Omnibus Plan. The number of shares available for issuance under the Omnibus Plan may be adjusted in the event of any corporate reorganization or transaction. In addition, any outstanding awards would be adjusted to reflect any changes in number of shares or exercise price subject to the awards, upon such a corporate event or upon any unusual or nonrecurring event that affects our stock, if appropriate to prevent unintended dilution or enlargement of awards.

        The Omnibus Plan is administered by the Compensation Committee, which consists entirely of independent directors. The Compensation Committee may, from time to time, select participants, determine the extent of awards under the plan and make all other necessary decisions and interpretations under the plan. Under the Omnibus Plan, the Compensation Committee, in its discretion, may grant awards of various types of equity-based compensation, including incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and performance units, in addition to certain cash-based awards. All grants and awards under the Omnibus Plan are made at fair market value and no grant or award may be repriced after its grant. The terms and conditions of each grant or award are determined by the Compensation Committee at the time of grant and are documented in an award agreement with the participant.

        The Omnibus Plan is designed to allow certain awards to meet the requirements for exemptions under Section 16 of the Securities Exchange Act of 1934 and the tax deductibility requirements for performance-based compensation under Code Section 162(m). The Omnibus Plan specifies that the Compensation Committee may design performance-based grants and awards using performance measures for exercisability, vesting or payment subject to the deduction limits of Code Section 162(m) for our Chief Executive Officer and four other most highly compensated officers based on the following: (i) net earnings or net income (before or after taxes); (ii) earnings per share; (iii) net sales or revenue growth; (iv) gross or net operating profit; (v) return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales or revenue); (vi) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (vii) earnings before or after taxes, interest, depreciation and/or amortization; (viii) gross or operating margins; (ix) productivity ratios; (x) share price (including, but not limited to, growth measures and total shareholder return); (xi) expense targets; (xii) margins; (xiii) operating efficiency; (xiv) customer satisfaction; (xv) working capital targets; (xvi) economic value added; (xvii) volume; (xviii) capital expenditures; (xix) market share; (xx) costs; (xxi) regulatory ratings; (xxii) asset quality; (xxiii) net worth; and (xxiv) safety. Performance measures may be used to measure the performance of our company, our affiliates and/or subsidiaries or any combination thereof, and may be compared to the performance of a group of comparator companies or an index, all as determined by the Compensation Committee.

        The Compensation Committee may provide in an award that any evaluation of performance may include or exclude any of the following events: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; any reorganization or restructuring programs; extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or management's discussion and analysis of financial condition and results of operations appearing in our annual report to shareholders for the applicable year; acquisitions or divestitures; and foreign exchange gains and losses. The Compensation

Committee may adjust awards that are intended to be performance-based compensation downward in its discretion, but may not adjust them upward.

        Upon a change in control of our company, unless otherwise determined by the Compensation Committee and reflected in a specific award agreement, all outstanding options and stock appreciation rights granted under the Omnibus Plan will become fully exercisable and all other outstanding awards that vest based on service will become fully vested and free of restrictions. Any outstanding awards based on performance, such as performance-based restricted stock, performance-based restricted stock units, performance units, performance shares and performance-based cash-based awards, will be deemed fully vested at target level upon a change in control.

        Notwithstanding the above, if a replacement award is provided to the participant following the change in control, the treatment of outstanding awards under the Omnibus Plan will be determined by the Compensation Committee. Upon termination of employment by us without cause, termination by the employee with good reason, or termination of service of a director within two years following a change in control of our company, (i) all replacement awards held by that individual will become fully exercisable, vested and free of restrictions, and (ii) outstanding options and stock appreciation rights that are replacement awards or that were held by that individual as of the date of the change in control will remain exercisable for at least one year following termination of employment or service (but not to exceed the maximum term of the award).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2005 with respect to (i) each of our directors; (ii) our Chief Executive Officer; (iii) each of the other named executive officers in the Summary Compensation Table herein; and (iv) all executive officers and directors as a group, based in each case on information furnished to us by such persons. The mailing address of each director and officer is c/o Neenah Paper, Inc., 3460 Preston Ridge Road, Preston Ridge III, Suite 600, Alpharetta, Georgia 30005. As used in this Proxy Statement, "beneficial ownership" means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security).

Name	Shares Beneficially Owned(1)		Percent of Class(2)
Sean T. Erwin	150,748	(3)	1.0%
James G. Grosklaus	4,266	(4)	*
Edward D. Grzedzinski	—		*
Steven S. Heinrichs	70		*
Mary Ann Leeper	—		*
Bonnie C. Lind	37,345	(3)	*
Timothy S. Lucas	—		*
Philip C. Moore	—		*
William K. O'Connor	37,985	(3)	*
James R. Piedmonte	45,942	(3)	*
Stephen M. Wood	—		*
All directors and executive officers as a group (11 persons)	276,356	(3)	1.8%

(1)
Except as otherwise noted, the directors and executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.

(2)
An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed 1% of our common stock.

(3)
Includes the following shares of our common stock which could be acquired within 60 days of March 31, 2005: Mr. Erwin, 135,067 shares; Ms. Lind, 34,433 shares; Mr. O'Connor, 34,691 shares; Mr. Piedmonte, 43,679 shares; and all directors and executive officers as a group, 247,870 shares. Shares of common stock held by the trustee of Neenah's 401(k) Retirement Plan for the benefit of, and which are attributable to the accounts in the plan of, the named executive officers above also are included in this table.

(4)
Includes 2,233 shares owned by Mr. Grosklaus' spouse.

        The following table sets forth information regarding the beneficial ownership of our common stock as of the date indicated for each person, other than the officers or directors of Neenah, known to us to be the beneficial owner of more than 5% of our outstanding common stock.

	Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares	Percent of Class
Eagle Asset Management, Inc. 880 Carillon Parkway St. Petersburg, Florida 33716	758,240(1)	5.1%
Kestrel Investment Management Corporation 411 Borel Avenue, Suite 403 San Mateo, California 94402	751,600(2)	5.1%
Morgan Stanley 1585 Broadway New York, New York 10036	786,761(3)	5.4%

(1)
The amount shown and the following information is derived from the Schedule 13G filed by Eagle Asset Management, Inc., reporting beneficial ownership as of December 31, 2004. According to the Schedule 13G, Eagle Asset Management, Inc., a registered investment advisor, is the beneficial owner of, and has sole voting and dispositive power over the shares.

(2)
The amount shown and the following information is derived from the Schedule 13G filed by Kestrel Investment Management Corporation ("Kestrel") reporting beneficial ownership as of December 31, 2004. According to the Schedule 13G, Kestrel, a registered investment advisor, is the beneficial owner of, and has sole voting power over 723,700 of the shares and dispositive power over 751,600 of the shares. The Schedule 13G also indicates that each of David J. Steirman and Abbott J. Keller, who each have ownership interests in Kestrel, have sole voting power over 723,700 of the shares and dispositive power over 751,600 of the shares.

(3)
The amount shown and the following information is derived from the Schedule 13G filed by Morgan Stanley reporting beneficial ownership as of December 31, 2004. According to the Schedule 13G, Morgan Stanley, a parent holding company, is the beneficial owner of, and has sole voting and dispositive power over 720,588 of the shares, shared voting and dispositive power over 382 of the shares and indicates that Morgan Stanley has an aggregate amount of 786,761 shares that it beneficially owns. The Schedule 13G also indicates that Morgan Stanley is filing solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

DESCRIPTION OF REVOLVING CREDIT FACILITY

        On November 30, 2004, we entered into a Credit Agreement dated as of November 30, 2004, by and among Neenah Paper, Inc., certain of our subsidiaries, the lenders listed in the Credit Agreement and JPMorgan Chase Bank, N.A., as agent for the lender. Under the Credit Agreement, we have a secured revolving credit facility that provides for borrowings of up to $150.0 million.

        Under this facility, up to $20.0 million is available for the issuance of letters of credit on our behalf and up to $15.0 million is available for swingline loans. Loans outstanding under the revolving credit facility may be repaid, in whole or in part, at any time without premium or penalty except for specified make-whole payments on LIBOR-based loans.

        The revolving credit facility is secured by substantially all of our assets, including the capital stock of our subsidiaries. It is guaranteed by our subsidiary, Neenah Paper Company of Canada. The revolving credit facility will terminate on November 30, 2008. Availability under the revolving credit facility will fluctuate over time depending on the value of inventory, receivables and various capital assets.

        The interest rate applicable to borrowings and swingline loans under the revolving credit facility shall be either (1) the applicable base rate plus 0.25% to 0.75% or (2) a LIBOR-based rate ranging from LIBOR plus 1.75% to LIBOR plus 2.25%. During the continuance of an event of default, the applicable interest rate will be 2.00% above the interest rate otherwise in effect. Interest is computed based on actual days elapsed in a 360-day year, payable monthly in arrears for base rate loans, or for LIBOR loans, payable monthly in arrears and at the end of the applicable interest period.

        The revolving credit facility contains covenants customary for financings of this type, including limitations on capital expenditures, incurrence of indebtedness, liens, contingent obligations, a minimum fixed charge coverage ratio when availability declines, assets sales, dividends and distributions to the our stockholders, payments to affiliates, issuance of stock and distributions by subsidiaries, investments, guarantees, voluntary prepayment of other indebtedness, loans, and advances, leases, acquisitions, mergers and consolidations.

        The revolving credit facility contains events of default customary for financings of this type, including failure to pay principal or interest, materially false representations or warranties, failure to observe covenants and other terms of the revolving credit facility, cross-defaults to other indebtedness, bankruptcy, insolvency, various ERISA violations, the incurrence of material judgments and changes in control.

DESCRIPTION OF THE EXCHANGE SENIOR NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Company" refers only to Neenah Paper, Inc., and not to any of its subsidiaries.

        Neenah Paper will issue the exchange senior notes under an indenture dated as of November 30, 2004, among Neenah Paper, the Subsidiary Guarantors and The Bank of New York Trust Company, N.A., as trustee. The initial senior notes were issued in a private transaction not subject to the registration requirements of the Securities Act. The terms of the exchange senior notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

        The form and terms of the exchange senior notes are substantially identical to the form and terms of the initial senior notes, except that the exchange senior notes will be registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions relating to the initial senior notes will not apply to the exchange senior notes.

        The following description is a summary of the provisions of the indenture and the registration rights agreement that we consider material. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the senior notes. The indenture and the registration rights agreement have been filed as an exhibit to the registration statement of which this prospectus forms a part. See "Additional Information." Defined terms used in this description but not defined below have the meanings assigned to them in the indenture. For purposes of this description, unless the context indicates otherwise, references to the "Notes" include the initial senior notes and the exchange senior notes issued in the exchange offer for the initial senior notes.

Principal, Maturity and Interest

        The Notes are being offered in the aggregate principal amount of $225.0 million and, subject to compliance with the limitations described under "—Certain Covenants—Limitation on Debt," an unlimited principal amount of additional Notes at later dates under the same Indenture (the "Additional Notes"). The Company can issue the Additional Notes as part of the same series or as an additional series. Any Additional Notes that the Company issues in the future will be identical in all respects to the Notes that the Company is issuing now, except that Notes issued in the future will have different issuance dates and may have different issuance prices. Neenah Paper will issue the Notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

        The Notes will mature on November 15, 2014.

        Interest on the Notes will accrue at a rate of 7 3/8% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2005. Neenah Paper will pay interest to those persons who are holders of record on the May 1 or November 1 immediately preceding each interest payment date.

        Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        The interest rate on the Notes will increase if:

          (1)   Neenah Paper does not file on a timely basis either:

            (A)  a registration statement to allow for an exchange offer; or

            (B)  a resale shelf registration statement for the Notes;

          (2)   one of the registration statements referred to above is not declared effective on a timely basis;

          (3)   the exchange offer referred to above is not consummated on a timely basis; or

          (4)   certain other conditions are not satisfied as described under "Exchange Offer; Registration Rights."

        Any interest payable as a result of any such increase in interest rate is referred to as "Special Interest," and all references to interest in this description include Special Interest if such interest is then accruing. You should refer to the description under the heading "Exchange Offer; Registration Rights" for a more detailed description of the circumstances under which the interest rate will increase.

Ranking

        The Notes will be:

  •
  senior, unsecured obligations of Neenah Paper;

  •
  effectively subordinated to all existing and future secured debt of Neenah paper to the extent of the value of the assets securing that debt;

  •
  equal in right of payment ("pari passu") with all existing and future senior debt of Neenah Paper;

  •
  senior in right of payment to all future subordinated debt of Neenah paper; and

  •
  guaranteed on a senior, unsecured basis by the Subsidiary Guarantors.

        As of March 31, 2005, the Company and the Subsidiary Guarantors, on a consolidated basis, had $230.0 million of senior debt (excluding unused commitments made by lenders). As of that date, and after taking the same factors into account, none of the Company's or any Subsidiary Guarantor's debt would have been subordinated to the Notes or the Subsidiary Guaranties.

        A portion of the operations of the Company are conducted through its subsidiaries. Therefore, the Company's ability to service its debt, including the Notes, is dependent upon the cash flows of its subsidiaries and, to the extent they are not Subsidiary Guarantors, their ability to distribute those cash flows as dividends, loans or other payments to the Company. Certain laws restrict the ability of the Company's subsidiaries to pay it dividends or make loans and advances to it. If these restrictions are applied to subsidiaries that are not Subsidiary Guarantors, then the Company would not be able to use the cash flows of those subsidiaries to make payments on the Notes. Furthermore, under certain circumstances, bankruptcy "fraudulent conveyance" laws or other similar laws could invalidate the Subsidiary Guaranties. If this were to occur, the Company would also be unable to use the cash flows of these Subsidiary Guarantors to the extent they face restrictions on distributing funds to the Company. Any of the situations described above could make it more difficult for the Company to service its debt.

        The Company only has a stockholder's claim on the assets of its subsidiaries. This stockholder's claim is junior to the claims that creditors of the Company's subsidiaries have against those subsidiaries. Holders of the Notes will only be creditors of the Company and those subsidiaries of the Company that are Subsidiary Guarantors. In the case of subsidiaries of the Company that are not Subsidiary Guarantors, all the existing and future liabilities of those subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the Notes.

        The Company and the Restricted Subsidiaries have other liabilities, including pension liabilities and contingent liabilities, that may be significant. The Indenture contains limitations on the amount of additional Debt that the Company and the Restricted Subsidiaries may Incur. However, the amounts of such Debt could nevertheless be substantial and may be Incurred either by Subsidiary Guarantors or by the Company's other subsidiaries.

        The Notes and the Subsidiary Guaranties are unsecured obligations of the Company and the Subsidiary Guarantors, respectively. Secured Debt of the Company and the Subsidiary Guarantors, including their respective obligations under the New Credit Facility, will be effectively senior to the Notes and the Subsidiary Guaranties to the extent of the value of the assets securing such Debt.

        See "Risk Factors—Risks Relating to the Notes—The Notes will be effectively subordinated to our secured debt" and "—A court may void the guarantees of the Notes or subordinate the guarantees to other obligations of the subsidiary guarantors;" "Risk Factors—Risks Relating to Our Indebtedness—We will incur significant indebtedness in connection with the Spin-Off, which will subject us to restrictive covenants relating to the operation of our business" and "—We may not be able to generate a sufficient amount of cash flow to meet our debt obligations, including the notes;" and "Description of Revolving Credit Facility."

Subsidiary Guaranties

        The obligations of the Company under the Indenture, including the repurchase obligation resulting from a Change of Control, will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of the Domestic Restricted Subsidiaries existing at the time of the Spin-Off, all future Domestic Restricted Subsidiaries and, for as long as they Guarantee other Debt of the Company or any Domestic Restricted Subsidiary, by any Foreign Restricted Subsidiary. See "—Certain Covenants—Future Subsidiary Guarantors."

        The Foreign Restricted Subsidiary that will be an initial Subsidiary Guarantor will be formed by the Company prior to the issuance of the Notes. The capital stock of the two Domestic Restricted Subsidiaries that will be initial Subsidiary Guarantors will not be contributed to the Company until after the issuance of the Notes. Accordingly, the Subsidiary Guaranty of such Foreign Restricted Subsidiary will be executed and effective at the time the Notes are issued, but the Subsidiary Guaranties of such Domestic Restricted Subsidiaries, although executed, will not be effective at the time the Notes are issued. Nonetheless, the contribution of such Domestic Restricted Subsidiaries' capital stock to the Company is required to occur prior to the consummation of the Spin-Off. Consequently, if such contribution were not to occur and the Subsidiary Guaranties of such Domestic Restricted Subsidiaries do not become effective, then the Spin-Off will not be consummated and the Company will be required to redeem all of the outstanding Notes as described below under "—Mandatory Redemption."

        Upon the consummation of the Spin-Off, the only Restricted Subsidiary that will not Guarantee the Notes will be Neenah and Menasha Water Power Company (an 80% owned subsidiary that owns and maintains a dam on the Fox River between the cities of Neenah and Menasha, Wisconsin). As of December 31, 2004, Neenah and Menasha Water Power Company had approximately $425,000 of assets.

        If the Company or a Subsidiary Guarantor, sells or otherwise disposes of either:

          (1)   its ownership interest in a Subsidiary Guarantor, or

          (2)   all or substantially all the assets of a Subsidiary Guarantor,

in each case in accordance with the provisions of the Indenture, then in any such case, such Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty. Also, if a Foreign Restricted Subsidiary that is a Subsidiary Guarantor is released or discharged from its Guarantee of other Debt of the Company or any Domestic Restricted Subsidiary for any reason whatsoever (except a discharge by or as a result of payment under such Guarantee), or if such other Guaranteed Debt of the Company or any Domestic Restricted Subsidiary is repaid in full by the Company or such Domestic Restricted Subsidiary or refinanced with other Debt that is not Guaranteed by such Foreign Restricted Subsidiary, then such Foreign Restricted Subsidiary also will be released from its Guarantee of the Notes. For information concerning our Foreign Restricted Subsidiaries, see "Risk Factors—Risks Related to the Notes—Although the Notes initially will be guaranteed by substantially all of our subsidiaries.…"

        In addition, if the Company redesignates a Subsidiary Guarantor as an Unrestricted Subsidiary, which the Company can do under certain circumstances, the redesignated Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty. See "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries" and "—Merger, Consolidation and Sale of Property."

Optional Redemption

        Except as set forth below, the Notes will not be redeemable at the option of the Company prior to November 15, 2009. Starting on that date, the Company may redeem all or any portion of the Notes, at once or over time, after giving the required notice under the Indenture. The Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, including Special Interest, if any, to but not including the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on November 15 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2009	103.688%
2010	102.458%
2011	101.229%
2012 and thereafter	100.000%

        In addition, at any time and from time to time, prior to November 15, 2007, the Company may redeem up to a maximum of 35% of the aggregate principal amount of the Notes (including any Additional Notes) with the proceeds of one or more Equity Offerings, at a redemption price equal to 107.375% of the principal amount thereof, plus accrued and unpaid interest, including Special Interest, if any, to but not including the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes (including any Additional Notes) remains outstanding. Any such redemption shall be made within 90 days of such Equity Offering upon not less than 30 nor more than 60 days' prior notice.

        In addition, at any time on or prior to November 15, 2009, after the completion of a Change of Control Offer (as defined below under "—Repurchase at the Option of Holders Upon a Change of Control") that was accepted by holders of the Notes of not less than 75% of the aggregate principal amount of the Notes then outstanding, the Company may redeem all of the Notes of any holder who has not accepted the Change of Control Offer (the "Untendered Notes") upon not less than 30 nor more than 60 days' prior notice (the "Change of Control Redemption Notice") but in no event more than 90 days after the completion of such Change of Control Offer, such notice to be provided in the manner required under the Indenture, at a redemption price equal to the greater of:

          (a)   101% of the principal amount of the Untendered Notes, and

          (b)   the sum of the present values of (1) the redemption price of the Notes as of November 15, 2009 (as set forth in the first paragraph of this subsection) and (2) the remaining scheduled payments of interest from the redemption date (the "Change of Control Redemption Date") through November 15, 2009, but excluding accrued and unpaid interest through the Change of Control Redemption Date and excluding Special Interest, discounted to the Change of Control Redemption Date (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest, including Special Interest, if any, to but not including the Change of Control Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Any Change of Control Redemption Notice shall include the applicable method of calculation of the redemption price but need not include the redemption price itself. The actual redemption price, calculated as described above, shall be set forth in an Officers' Certificate delivered to the Trustee no later than two Business Days prior to the Change of Control Redemption Date unless clause (b) of the definition of "Comparable Treasury Price" is applicable, in which case such Officers' Certificate should be delivered on the Change of Control Redemption Date.

Sinking Fund

        There will be no mandatory sinking fund payments for the Notes.

Repurchase at the Option of Holders Upon a Change of Control

        Upon the occurrence of a Change of Control, each holder of Notes shall have the right to require the Company to repurchase all or any part of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest, including Special Interest, if any, to but not including the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following any Change of Control, the Company shall:

          (a)   cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

          (b)   send, by first class mail, with a copy to the Trustee, to each holder of Notes, at such holder's address appearing in the Security Register, a notice stating:

            (1)   that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Repurchase at the Option of Holders Upon a Change of Control" and that all Notes timely tendered will be accepted for payment;

            (2)   the Change of Control Purchase Price and the repurchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed; and

            (3)   the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

        The Company will not be required to make a Change of Control Offer following a Change of Control (1) if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) with respect to any Notes for which the Company has exercised its redemption rights, as described under "—Optional Redemption."

        The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance.

        Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to certain covenants described below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

        The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of "all or substantially all" the Property of the Company and the Restricted Subsidiaries, considered as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, if the Company and the Restricted Subsidiaries, considered as a whole, dispose of less than all this Property by any of the means described above, the ability of a holder of Notes to require the Company to repurchase its Notes may be uncertain.

        The New Credit Facility prohibits the Company from purchasing any Notes and also provides that the occurrence of certain of the events that would constitute a Change of Control would constitute a default under such existing debt. Other future debt of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of Notes of their right to require the Company to repurchase such Notes could cause a default under existing or future debt of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to holders of Notes upon a repurchase may be limited by the Company's then existing financial resources. The Company cannot assure you that sufficient funds will be available when necessary to make any required repurchases. The Company's failure to repurchase Notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under the New Credit Facility and may constitute a default under future debt as well. The Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of at least a majority in aggregate principal amount of the Notes. See "—Amendments and Waivers."

Certain Covenants

        Covenant Suspension.    Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that:

          (a)   the Notes have Investment Grade Ratings from both Rating Agencies; and

          (b)   no Default or Event of Default has occurred and is continuing under the Indenture,

the Company and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

  •
  "—Limitation on Debt,"

  •
  "—Limitation on Restricted Payments,"

  •
  "—Limitation on Asset Sales,"

  •
  "—Limitation on Restrictions on Distributions from Restricted Subsidiaries,"

  •
  "—Limitation on Transactions with Affiliates,"

  •
  clauses (a)(1) and (b) of "—Limitation on Sale and Leaseback Transactions,"

  •
  clause (x) of the third paragraph (and such clause (x) as referred to in the first paragraph) of "—Designation of Restricted and Unrestricted Subsidiaries," and

  •
  clause (e) of the first and second paragraphs of "—Merger, Consolidation and Sale of Property"

(collectively, the "Suspended Covenants"), and payment of the Notes may not be accelerated because of an Event of Default specified in clauses (3), (4) or (5) under the caption "Events of Default," in each case with respect to the Suspended Covenants only. In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants and corresponding Events of

Default for any period of time as a result of the preceding sentence and, subsequently, one or both of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants and corresponding Events of Default, and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under "—Limitation on Restricted Payments" as though such covenant had been in effect during the entire period of time from the Issue Date.

        Limitation on Debt.    The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and either (1) such Debt is Debt of the Company or a Subsidiary Guarantor and, after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, the Consolidated Interest Coverage Ratio would be greater than 2.00 to 1.00, or (2) such Debt is Permitted Debt.

        The term "Permitted Debt" is defined to include the following:

          (a)   (i) Debt of the Company evidenced by the Notes issued in this offering and the Exchange Notes issued in exchange for such Notes and in exchange for any Additional Notes and (ii) Debt of the Subsidiary Guarantors evidenced by Subsidiary Guaranties relating to the Notes issued in this offering and the Exchange Notes issued in exchange for such Notes and in exchange for any Additional Notes;

          (b)   Debt of the Company or a Restricted Subsidiary under Credit Facilities, provided that the aggregate principal amount of all such Debt under Credit Facilities at any one time outstanding shall not exceed the greater of (i) $150.0 million, which amount shall be permanently reduced by the amount of Net Available Cash used to Repay Debt under Credit Facilities and not subsequently reinvested in Additional Assets or used to purchase Notes or Repay other Debt, pursuant to the covenant described under "—Limitation on Asset Sales" and (ii) the sum of (A) 85% of the book value of the accounts receivable of the Company and the Restricted Subsidiaries and (B) 75% of the book value of the inventory of the Company and the Restricted Subsidiaries, in each case as of the most recently ended quarter of the Company for which financial statements of the Company are publicly available;

          (c)   Debt of the Company or a Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

            (1)   the aggregate principal amount of such Debt does not exceed the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed or leased, and

            (2)   the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (c) (together with all Permitted Refinancing Debt Incurred and then outstanding in respect of Debt previously Incurred pursuant to this clause (c)) does not exceed 5% of Consolidated Tangible Assets;

          (d)   Debt of the Company owing to and held by any Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that:

            (1)   if the Company or any Subsidiary Guarantor is the obligor on such Debt and the lender is a Restricted Subsidiary that is not a Subsidiary Guarantor, such Debt shall be expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes and the applicable Subsidiary Guaranty, as the case may be; and

            (2)   any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

          (e)   Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes, provided that the obligations under such agreements are directly related to payment obligations on Debt otherwise permitted by the terms of this covenant;

          (f)    Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting currency exchange rate risks directly related to transactions entered into by the Company or such Restricted Subsidiary in the ordinary course of business and not for speculative purposes;

          (g)   Debt under Commodity Price Protection Agreements entered into by the Company or a Restricted Subsidiary in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes;

          (h)   Debt in connection with one or more standby letters of credit or performance bonds issued by the Company or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

          (i)    Guarantees by the Company or any Restricted Subsidiary of Debt or any other obligation of the Company or any Restricted Subsidiary that the Company or such Restricted Subsidiary could otherwise have Incurred pursuant to this covenant;

          (j)    Debt of the Company or a Restricted Subsidiary Incurred in the ordinary course of business relating to (i) workers' compensation claims, (ii) payment obligations in connection with self-insurance or similar obligations and (iii) bankers' acceptances, performance, surety, judgment, appeal and similar bonds, instruments or obligations;

          (k)   Debt of the Company or a Restricted Subsidiary arising from the honoring of a check, draft or similar instrument drawn against insufficient funds, provided such Debt is extinguished within five Business Days of the Company or a Restricted Subsidiary receiving notice;

          (l)    Debt of the Company or a Restricted Subsidiary arising from agreements providing for indemnification, purchase price adjustment, earn-out or similar obligations, in each case either (i) incurred under the Spin-Off Agreements or (ii) incurred or assumed in connection with the disposition of any business or assets of the Company or a Restricted Subsidiary otherwise permitted by and in accordance with the provisions of the Indenture;

          (m)  Debt of the Company or a Restricted Subsidiary Incurred to finance the Terrace Bay Co-Generation Facility in an aggregate principal amount outstanding at any one time not to exceed $25.0 million;

          (n)   Debt of the Company or a Restricted Subsidiary outstanding on the Issue Date not otherwise described in clauses (a) through (m) above;

          (o)   Debt of the Company or a Restricted Subsidiary in an aggregate principal amount outstanding at any one time not to exceed $50.0 million; and

          (p)   Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses (a), (c) and (n) above.

        Notwithstanding anything to the contrary contained in this covenant, accrual of interest, accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Debt, as well as covenants, guarantees or obligations with respect to letters of credit supporting Debt already included in determining compliance with this covenant, will be deemed not to be an Incurrence of Debt for purposes of this covenant. In addition, the maximum amount of Debt that the Company or any Restricted Subsidiary may Incur pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Debt solely as a result of the fluctuation in exchange rates of currencies.

        For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (o) above or is entitled to be incurred pursuant to clause (l) of the first paragraph of this covenant, the Company shall, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) such item of Debt in any manner that complies with this covenant.

        Limitation on Restricted Payments.    The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

          (a)   a Default or Event of Default shall have occurred and be continuing,

          (b)   the Company could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under "—Limitation on Debt," or

          (c)   the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value at the time of such Restricted Payment) would exceed an amount equal to the sum of:

            (1)   50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which financial statements of the Company are publicly available (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

            (2)   100% of the Capital Stock Sale Proceeds, plus

            (3)   the sum of:

              (A)  the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company, and

              (B)  the aggregate amount by which Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary is reduced on the Company's consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any Debt issued or sold on or prior to the Issue Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company, excluding, in the case of clause (A) or (B):

                 (x)  any such Debt issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees, and

                 (y)  the aggregate amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange, plus

            (4)   an amount equal to the sum of:

              (A)  the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments, forgiveness or cancellation of loans or advances or other transfers of Property, in each case to the Company or any Restricted Subsidiary from such Person, and

              (B)  the portion (proportionate to the Company's equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person.

        Notwithstanding the foregoing limitation, the Company may:

          (a)   pay dividends on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the Indenture; provided, however, that at the time of such payment of such dividend, no Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

          (b)   purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or of a Restricted Subsidiary or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees); provided, however, that

            (1)   such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments, and

            (2)   the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

          (c)   purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

          (d)   purchase, repurchase or redeem any Subordinated Obligations, the Incurrence of which was permitted pursuant to the covenant described under "—Limitation on Debt," pursuant to a right of the holders thereof to require the Company to effect such purchase, repurchase or redemption upon the occurrence of a change of control; provided, however, that the Company shall have first made a Change of Control Offer as required by the covenant described under "—Repurchase at the Option of Holders Upon a Change of Control;" and provided further, however, that such purchase, repurchase or redemption shall be included in the calculation of the amount of Restricted Payments;

          (e)   make a Restricted Payment, if at the time the Company or any Restricted Subsidiary first Incurred a commitment for such Restricted Payment, such Restricted Payment could have been made; provided, however, that all commitments Incurred and outstanding shall be treated as if such commitments were Restricted Payments expended by the Company or a Restricted Subsidiary at the time the commitments were Incurred, except that commitments Incurred and outstanding that are treated as a Restricted Payment expended by the Company or a Restricted Subsidiary and that are terminated shall no longer be treated as a Restricted Payment expended by the Company or a Restricted Subsidiary upon the termination of such commitment; provided further, however, that such payments shall be included in the calculation of the amount of Restricted Payments;

          (f)    beginning on January 1, 2005, repurchase shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from current or former officers, directors or employees of the Company or any of its Subsidiaries (or permitted transferees of such current or former officers, directors or employees), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such common stock; provided, however, that:

            (1)   the aggregate amount of such repurchases shall not exceed $3.0 million in any calendar year plus the aggregate amount by which repurchases in each of the prior two calendar years was less than $3.0 million, and

            (2)   at the time of such repurchase, no Default or Event of Default shall have occurred and be continuing (or result therefrom);

  provided further, however, that such repurchases shall be included in the calculation of the amount of Restricted Payments;

          (g)   the repurchase of equity interests of the Company or any Restricted Subsidiary deemed to occur upon the exercise of stock options upon the surrender of equity interests to pay the exercise price of such options;

          (h)   pay regular dividends on the Company's outstanding common stock in an amount which does not exceed $8 million in the aggregate in any calendar year; provided, however, that at the time of such dividend, no Default or Event of Default shall have occurred and be continuing (or result therefrom); and provided further, however, that such dividends shall be included in the calculation of the amount of Restricted Payments;

          (i)    make payments on intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under "—Limitation on Debt;" provided, however, that, except with respect to intercompany Debt Incurred by the Company or a Subsidiary Guarantor, no Default or Event of Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments; and

          (j)    make other Restricted Payments in an amount which does not exceed $15.0 million in the aggregate; provided, however, that, at the time of any such payment, no Default or Event of Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payment shall be excluded from the calculation of the amount of Restricted Payments.

        Limitation on Liens.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its

Property (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Notes or the applicable Subsidiary Guaranty will be secured by such Lien equally and ratably with (or, if such other Debt constitutes Subordinated Obligations, prior to) all other Debt of the Company or any Restricted Subsidiary secured by such Lien for so long as such other Debt is secured by such Lien.

        Limitation on Asset Sales.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

          (a)   the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

          (b)   at least 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash or Cash Equivalents or the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than contingent liabilities or liabilities that are by their terms subordinated to the Notes or the applicable Subsidiary Guaranty) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to such liabilities; and

          (c)   the Company delivers an Officers' Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

        For purposes of clause (b) above, any securities, notes or other obligations received by the Company or such Restricted Subsidiary from the purchaser that are converted by the Company or such Restricted Subsidiary into cash within 180 days following the closing of such Asset Sale shall be deemed to be cash (to the extent of the cash received).

        The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt):

          (a)   to Repay the New Credit Facility or any other Senior Debt of the Company or any Subsidiary Guarantor (excluding, in any such case, any Debt owed to the Company or an Affiliate of the Company);

          (b)   to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary); or

          (c)   to make capital expenditures to improve or maintain existing assets.

        Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Available Cash shall constitute "Excess Proceeds," provided that if during such 365-day period the Company or a Restricted Subsidiary enters into a definitive agreement committing it to apply such Net Available Cash in accordance with the requirements of clause (b) or (c), such 365-day period will be extended with respect to the amount of Net Available Cash so committed for a period not to exceed 180 days until required to be paid in accordance with such agreement (or, if earlier, until termination of such agreement). Pending the final application of any Net Available Cash, the Company or any Restricted Subsidiary may temporarily reduce borrowings under a Credit Facility or otherwise invest such Net Available Cash in any manner that is not prohibited by the Indenture.

        When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company will be required to make an offer to repurchase (the "Prepayment Offer") the Notes, which offer shall be in the amount of the Allocable Excess Proceeds (rounded to the nearest $1,000), on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, including Special Interest, if any, to but not including the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their Notes for repurchase in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for any purpose permitted by the Indenture, and the amount of Excess Proceeds will be reset to zero.

        The term "Allocable Excess Proceeds" shall mean the product of:

          (a)   the Excess Proceeds and

          (b)   a fraction,

            (1)   the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer, and

            (2)   the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the Notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to this covenant and requiring the Company to make an offer to repurchase such Debt at substantially the same time as the Prepayment Offer.

        Within five Business Days after the Company is obligated to make a Prepayment Offer as described in this covenant, the Company shall send a written notice, by first class mail, to the holders of Notes, accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders to make an informed decision with respect to such Prepayment Offer. Such notice shall state, among other things, the purchase price and the repurchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

        The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

        Limitation on Restrictions on Distributions from Restricted Subsidiaries.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

          (a)   pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary,

          (b)   make any loans or advances to the Company or any other Restricted Subsidiary, or

          (c)   transfer any of its Property to the Company or any other Restricted Subsidiary.

        The foregoing limitations will not apply:

            (1)   with respect to clauses (a), (b) and (c), to restrictions:

              (A)  in effect on the Issue Date (including, without limitation, restrictions pursuant to the Notes, the Indenture and the New Credit Facility),

              (B)  relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company,

              (C)  relating to Debt of a Foreign Restricted Subsidiary; provided, however, that the aggregate principal amount of such Debt shall not exceed $25.0 million, or

              (D)  that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A), (B) or (C) above or in clause (2)(A) or (B) below, provided such restrictions are not less favorable, taken as a whole, to the holders of Notes than those under the agreement evidencing the Debt so Refinanced, or

              (E)  existing under or by reason of applicable law, and

            (2)   with respect to clause (c) only, to restrictions:

              (A)  relating to Debt that is permitted to be Incurred and secured without also securing the Notes or the applicable Subsidiary Guaranty pursuant to the covenants described under "—Limitation on Debt" and "—Limitation on Liens" that limit the right of the debtor to dispose of the Property securing such Debt,

              (B)  encumbering Property at the time such Property was acquired by the Company or any Restricted Subsidiary, so long as such restrictions relate solely to the Property so acquired and were not created in connection with or in anticipation of such acquisition,

              (C)  resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder, or

              (D)  customary restrictions contained in asset sale agreements limiting the transfer of such Property pending the closing of such sale.

        Limitation on Transactions with Affiliates.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction"), unless:

          (a)   the terms of such Affiliate Transaction are:

            (1)   set forth in writing; and

            (2)   no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's length transaction with a Person that is not an Affiliate of the Company;

          (b)   if such Affiliate Transaction involves aggregate payments or value in excess of $5.0 million, the Board of Directors (including at least a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clauses (a)(2) of this paragraph as evidenced by a Board Resolution promptly delivered to the Trustee; and

          (c)   if such Affiliate Transaction involves aggregate payments or value in excess of $20.0 million, the Company obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company and the Restricted Subsidiaries.

        Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following:

          (a)   any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business, provided that, if one of the parties to such transaction or series of transactions is a Restricted Subsidiary that is not a Subsidiary Guarantor, then no more than 10% of the total voting power of the Voting Stock (on a fully diluted basis) of such Restricted Subsidiary is owned by an Affiliate of the Company (other than a Restricted Subsidiary);

          (b)   any Restricted Payment permitted to be made pursuant to the covenant described under "—Limitation on Restricted Payments" or any Permitted Investment;

          (c)   the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of the Restricted Subsidiaries, so long as the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation to be fair consideration therefor;

          (d)   loans and advances to employees made in the ordinary course of business and consistent with the past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $2.0 million in the aggregate at any one time outstanding;

          (e)   agreements in effect on the Issue Date and described in this prospectus and any modifications, extensions or renewals thereto that are no less favorable to the Company or any Restricted Subsidiary than such agreements as in effect on the Issue Date; and

          (f)    the Spin-Off Agreements and any modifications, extensions or renewals thereto that are no less favorable to the Company or any Restricted Subsidiary than such agreements as in effect on the date of completion of the Spin-Off.

        Limitation on Sale and Leaseback Transactions.    The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Property unless:

          (a)   the Company or such Restricted Subsidiary would be entitled to:

            (1)   solely in the case where the lease that is entered into in connection with the Sale and Leaseback Transaction is a Capital Lease Obligation, Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described under "—Limitation on Debt," and

            (2)   in all cases, create a Lien on such Property securing such Attributable Debt without also securing the Notes or the applicable Subsidiary Guaranty pursuant to the covenant described under "—Limitation on Liens," and

          (b)   such Sale and Leaseback Transaction is effected in compliance with the covenant described under "—Limitation on Asset Sales."

        Designation of Restricted and Unrestricted Subsidiaries.    The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an

Unrestricted Subsidiary if such designation is permitted under the covenant described under "—Limitation on Restricted Payments" (the amount of such Restricted Payment being calculated in the manner set forth in the definition of the term "Investments") and the Subsidiary to be so designated:

          (a)   does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary;

          (b)   has no Debt other than Non-Recourse Debt;

          (c)   is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

          (d)   is a Person with respect to which neither the Company nor any Restricted Subsidiary has any direct or indirect obligation (1) to subscribe for additional Capital Stock or (2) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (e)   has not Guaranteed or otherwise directly or indirectly provided credit support for any Debt of the Company or any Restricted Subsidiary.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the second immediately following paragraph will not be satisfied after giving pro forma effect to such classification or if such Person is a Subsidiary of an Unrestricted Subsidiary.

        Except as provided in the first sentence of the preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary, and neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary). Upon designation of a Restricted Subsidiary as an Unrestricted Subsidiary in compliance with this covenant, such Restricted Subsidiary shall, by execution and delivery of a supplemental indenture in form satisfactory to the Trustee, be released from any Subsidiary Guaranty previously made by such Restricted Subsidiary.

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

          (x)   the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under "—Limitation on Debt," and

          (y)   no Default or Event of Default shall have occurred and be continuing or would result therefrom.

        Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a Board Resolution giving effect to such designation or redesignation and an Officers' Certificate that:

          (a)   certifies that such designation or redesignation complies with the foregoing provisions, and

          (b)   gives the effective date of such designation or redesignation,

such filing with the Trustee to occur within 45 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company's fiscal year, within 90 days after the end of such fiscal year).

        Future Subsidiary Guarantors.    The Company shall cause:

          (a)   each Person that becomes a Domestic Restricted Subsidiary following the consummation of the Spin-Off to execute and deliver to the Trustee a Subsidiary Guaranty at the time such Person becomes a Domestic Restricted Subsidiary and

          (b)   any Foreign Restricted Subsidiary that Guarantees any Debt of the Company or a Domestic Restricted Subsidiary following the Issue Date to execute and deliver to the Trustee a Subsidiary Guaranty at the time of such Guarantee; provided, however, that any such Subsidiary Guaranty will provide by its terms that it will be automatically and unconditionally released upon the release or discharge of such Guarantee of such other Debt of the Company or any Domestic Restricted Subsidiary for any reason whatsoever (except a discharge by or as a result of payment under such Guarantee), or if such other Guaranteed Debt of the Company or any Domestic Restricted Subsidiary is repaid in full by the Company or such Domestic Restricted Subsidiary or refinanced with other Debt that is not Guaranteed by such Foreign Restricted Subsidiary.

Merger, Consolidation and Sale of Property

        The Company shall not merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions (other than to a domestic Subsidiary Guarantor) unless:

          (a)   the Company shall be the Surviving Person in such merger, consolidation or amalgamation, or the Surviving Person (if other than the Company) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

          (b)   the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company;

          (c)   in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of the Company, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

          (d)   immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

          (e)   immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under "—Certain Covenants—Limitation on Debt;" and

          (f)    the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such transaction or series of transactions and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction or series of transactions have been satisfied.

        The Company shall not permit any Subsidiary Guarantor to merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company or such Subsidiary Guarantor) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions (other than to the Company or a domestic Subsidiary Guarantor) unless:

          (a)   the Surviving Person (if not such Subsidiary Guarantor) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation, company (including a limited liability company) or partnership organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

          (b)   the Surviving Person (if other than such Subsidiary Guarantor) expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual performance and observance of all the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty;

          (c)   in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of such Subsidiary Guarantor, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

          (d)   immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person, the Company or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person, the Company or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

          (e)   immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under "—Certain Covenants—Limitation on Debt;" and

          (f)    the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such transaction or series of transactions and such Subsidiary Guaranty, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction or series of transactions have been satisfied.

The foregoing provisions (other than clause (d)) shall not apply to any transaction or series of transactions which constitute an Asset Sale if the Company has complied with the covenant described under "—Certain Covenants—Limitation on Asset Sales."

        The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture (or of the Subsidiary Guarantor under the Subsidiary Guaranty, as the case may be), but the predecessor Company in the case of:

          (a)   a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all the assets of the Company as an entirety or virtually as an entirety), or

          (b)   a lease,

shall not be released from any of the obligations or covenants under the Indenture, including with respect to the payment of the Notes.

Payments for Consents

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC Reports

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Commission and provide the Trustee and holders of Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed with the Commission at the times specified for the filing of such information, documents and reports under such Sections and provided to the Trustee and holders of Notes promptly following such filing; provided, however, that the Company shall not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings, in which case such information, documents and reports will be provided to the Trustee and holders of Notes promptly after such filing with the Commission would otherwise have been required.

Events of Default

        Events of Default in respect of the Notes include:

          (1)   failure to make the payment of any interest or Special Interest, if any, on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

          (2)   failure to make the payment of any principal of, or premium, if any, on, any of the Notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

          (3)   failure by the Company or any Subsidiary Guarantor to comply with the covenant described under "—Merger, Consolidation and Sale of Property;"

          (4)   failure by the Company to comply with its obligations in the covenants described under "—Repurchase at the Option of the Holders Upon a Change of Control" (other than a failure to purchase the Notes) or under "—Certain Covenants—Limitation on Debt," "—Limitation on Restricted Payments," "—Limitation on Liens," "—Limitation on Asset Sales" (other than a failure to purchase the Notes), "—Limitation on Restrictions on Distributions from Restricted Subsidiaries," "—Limitation on Transactions with Affiliates" or "—Future Subsidiary Guarantors,"

  and such failure continues for 30 days after written notice is given to the Company as provided below;

          (5)   failure by the Company or any Subsidiary Guarantor to comply with any other covenant or agreement in the Notes or in the Indenture (other than a failure that is the subject of the foregoing clause (1), (2), (3) or (4)), and such failure continues for 60 days after written notice is given to the Company as provided below;

          (6)   a default under any Debt by the Company or any Restricted Subsidiary that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount greater than $10.0 million or its foreign currency equivalent at the time (the "cross acceleration provisions");

          (7)   any judgment or judgments for the payment of money in an aggregate amount in excess of $7.0 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Restricted Subsidiary and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect (the "judgment default provisions");

          (8)   certain events involving bankruptcy, insolvency or reorganization of the Company, any Significant Subsidiary or any group of Subsidiaries of the Company that, when taken together, would constitute a Significant Subsidiary (the "bankruptcy provisions"); and

          (9)   any Subsidiary Guaranty of a Significant Subsidiary ceases, or the Subsidiary Guaranties of any group of Subsidiary Guarantors that, when taken together, would constitute a Significant Subsidiary, cease, to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guaranty, or any group of Subsidiary Guarantors that, when taken together, would constitute a Significant Subsidiary deny or disaffirm their obligations under their Subsidiary Guaranties (the "guaranty provisions").

        A Default under clause (4) or (5) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

        In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the default or payment default triggering such Event of Default shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Debt within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except non-payment of principal of, premium, if any, or interest, including Special Interest, if any, on, the Notes that became due solely because of the acceleration of the Notes have been cured or waived.

        The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any event that with the giving of notice or the lapse of time or both would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

        If an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of at least a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

        No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

          (a)   such holder has previously given to the Trustee written notice of a continuing Event of Default;

          (b)   the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding have made a written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee; and

          (c)   the Trustee shall not have received from the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

        However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest, including Special Interest, if any, on, such Note on or after the respective due dates expressed in such Note.

Amendments and Waivers

        Subject to certain exceptions, the Company and the Trustee with the consent of the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) may amend the Indenture and the Notes, and the registered holders of at least a majority in aggregate principal amount of the Notes outstanding may waive any past default or compliance with any provisions of the Indenture and the Notes (except a default in the payment of principal, premium, interest, including Special Interest, if any, and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding Note). However, without the consent of each holder of an outstanding Note, no amendment may, among other things,

          (1)   reduce the amount of Notes whose holders must consent to an amendment or waiver,

          (2)   reduce the rate of, or extend the time for payment of, interest, including Special Interest, if any, on, any Note,

          (3)   reduce the principal of, or extend the Stated Maturity of, any Note,

          (4)   make any Note payable in money other than that stated in the Note,

          (5)   impair the right of any holder of the Notes to receive payment of principal of, premium, if any, and interest, including Special Interest, if any, on, such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes or any Subsidiary Guaranty,

          (6)   subordinate the Notes or any Subsidiary Guaranty to any other obligation of the Company or the applicable Subsidiary Guarantor,

          (7)   release any security interest that may have been granted in favor of the holders of the Notes other than pursuant to the terms of such security interest,

          (8)   reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, as described under "—Optional Redemption,"

          (9)   reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, extend the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer,

          (10) at any time after the Company is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, extend the time at which such Prepayment Offer must be made or at which the Notes must be repurchased pursuant thereto, or

          (11) make any change in any Subsidiary Guaranty that would adversely affect the holders of the Notes.

        The Indenture and the Notes may be amended by the Company and the Trustee without the consent of any holder of the Notes to:

          (1)   cure any ambiguity, omission, defect or inconsistency,

          (2)   provide for the assumption by a Surviving Person of the obligations of the Company under the Indenture,

          (3)   provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code),

          (4)   add additional Guarantees with respect to the Notes or release Subsidiary Guarantors from Subsidiary Guaranties as provided or permitted by the terms of the Indenture,

          (5)   secure the Notes, add to the covenants of the Company for the benefit of the holders of the Notes or surrender any right or power conferred upon the Company,

          (6)   make any change that does not adversely affect the rights of any holder of the Notes,

          (7)   comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act, or

          (8)   provide for the issuance of additional Notes in accordance with the Indenture.

        The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, the Company is required to mail to each registered holder of the Notes at such holder's address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

        The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate:

          (1)   its obligations under the covenants described under "—Repurchase at the Option of Holders Upon a Change of Control" and "—Certain Covenants,"

          (2)   the operation of the cross acceleration provisions, the judgment default provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the guaranty provisions described under "—Events of Default" above, and

          (3)   the limitations contained in clause (e) under the first paragraph of, and in the second paragraph of, "—Merger, Consolidation and Sale of Property" above ("covenant defeasance").

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

        If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under "—Certain Covenants"), (5), (6), (7), (8) (with respect only to Significant Subsidiaries) or (9) under "—Events of Default" above or because of the failure of the Company to comply with clause (e) under the first paragraph of, or with the second paragraph of, "—Merger, Consolidation and Sale of Property" above. If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty.

        The legal defeasance option or the covenant defeasance option may be exercised only if:

          (a)   the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of, premium, if any, and interest, including Special Interest, if any, on, the Notes to maturity or redemption, as the case may be;

          (b)   the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payment of principal of, premium, if any, and interest, including Special Interest, if any, when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal of, premium, if any, and interest, including Special Interest, if any, when due on all the Notes to be defeased to maturity or redemption, as the case may be;

          (c)   123 days pass after the deposit is made, and during the 123-day period, no Default described in clause (8) under "—Events of Default" occurs with respect to the Company or any other Person making such deposit which is continuing at the end of the period;

          (d)   no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

          (e)   such deposit does not constitute a default under any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (f)    the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

          (g)   in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that:

            (1)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or

            (2)   since the date of the Indenture, there has been a change in the applicable Federal income tax law,

  to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance has not occurred;

          (h)   in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

          (i)    the Company delivers to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over the other creditors of the Company or others; and

          (j)    the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all outstanding Notes under the Indenture when (a) either (i) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid or Notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in U.S. dollars sufficient to pay and discharge the entire Debt represented by the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and interest, including Special Interest, if any, at such maturity, Stated Maturity or redemption date; (b) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that (i) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with, and (ii) such satisfaction and discharge will not result in a default under the Indenture or any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound.

Governing Law

        The Indenture and the Notes are governed by the internal laws of the State of New York without reference to principles of conflicts of law.

The Trustee

        The Bank of New York Trust Company, N.A. is the Trustee under the Indenture.

        Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

        "Additional Assets" means:

          (a)   any Property (other than cash, Cash Equivalents and securities) to be owned by the Company or any Restricted Subsidiary and used in a Related Business; or

          (b)   Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; provided, however, that, in the case of clause (b), such Restricted Subsidiary is primarily engaged in a Related Business.

        "Affiliate" of any specified Person means:

          (a)   any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

          (b)   any other Person who is a director or officer of:

            (1)   such specified Person,

            (2)   any Subsidiary of such specified Person, or

            (3)   any Person described in clause (a) above.

For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "—Certain Covenants—Limitation on Transactions with Affiliates" and "—Limitation on Asset Sales" and the definition of "Additional Assets" only, "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Asset Sale" means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of

          (a)   any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), or

          (b)   any other Property of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary, other than, in the case of clause (a) or (b) above,

            (1)   any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary,

            (2)   any disposition of inventory in the ordinary course of business,

            (3)   any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under "—Certain Covenants—Limitation on Restricted Payments,"

            (4)   any disposition effected in compliance with the first paragraph of the covenant described under "—Merger, Consolidation and Sale of Property"),

            (5)   any disposition in a single transaction or a series of related transactions of assets for aggregate consideration of less than $5.0 million, and

            (6)   any tendering to the Trustee for cancellation of any Notes or Additional Notes acquired in open market transactions.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at any date of determination,

          (a)   if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of "Capital Lease Obligations," and

          (b)   in all other instances, but solely for purposes of the covenant described under "—Certain Covenants—Limitation on Liens," the greater of:

            (1)   the Fair Market Value of the Property subject to such Sale and Leaseback Transaction, and

            (2)   the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

        "Average Life" means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

          (a)   the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

          (b)   the sum of all such payments.

        "Board of Directors" means the board of directors of the Company.

        "Business Day" means each day which is not a Saturday, a Sunday or a day on which commercial banks are authorized or required to close in New York City.

        "Capital Lease Obligations" means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of "—Certain Covenants—Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

        "Capital Stock" means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

        "Capital Stock Sale Proceeds" means the aggregate cash proceeds received by the Company from the issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Cash Equivalents" means any of the following:

          (a)   Investments in U.S. Government Obligations maturing within 365 days of the date of acquisition thereof;

          (b)   Investments in time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company organized under the laws of the United States of America or any state thereof or the District of Columbia having, at the date of acquisition thereof, combined capital, surplus and undivided profits aggregating in excess of $500.0 million and whose long-term debt is rated "A-3" or "A-" or higher according to Moody's or S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act));

          (c)   repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

            (1)   a bank meeting the qualifications described in clause (b) above, or

            (2)   any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

          (d)   Investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act));

          (e)   direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such state is pledged and which are not callable or redeemable at the issuer's option, provided that:

            (1)   the long-term debt of such state is rated "A-3" or "A-" or higher according to Moody's or S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)), and

            (2)   such obligations mature within one year of the date of acquisition thereof; and

          (f)    Investments in money market funds which invest substantially all of their assets in securities of the type described in clauses (a) through (e) above.

        "Change of Control" means the occurrence, after the consummation of the Spin-Off, of any of the following events:

          (a)   any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company (for purposes of this clause (a), such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the "parent corporation") so long as such person or group beneficially owns, directly or indirectly, in the aggregate at least a majority of the total voting power of the Voting Stock of such parent corporation); or

          (b)   the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the Property of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of such Property as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary), shall have occurred, or the Company merges, consolidates or amalgamates with or into any other Person or any other Person merges, consolidates or amalgamates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

            (1)   the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the Surviving Person, and

            (2)   the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the Surviving Person immediately after such transaction and in substantially the same proportion as before the transaction; or

          (c)   during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of not less than three fourths of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office; or

          (d)   the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Commission" means the U.S. Securities and Exchange Commission.

        "Commodity Price Protection Agreement" means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

        "Comparable Treasury Issue" means the United States treasury security selected by the Reference Treasury Dealer as having a maturity closest to November 15, 2009 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to November 15, 2009.

        "Comparable Treasury Price" means, with respect to the Change of Control Redemption Date:

          (a)   the average of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding the Change of Control Redemption Date, as set forth in the most recently published statistical release designated "H.15(519)" (or any successor release) published by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," or

          (b)   if such release (or any successor release) is not published or does not contain such prices on such Business Day, the Reference Treasury Dealer Quotation for the Change of Control Redemption Date.

        "Consolidated Current Liabilities" means, as of any date of determination, the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating:

          (a)   all intercompany items between the Company and any Restricted Subsidiary or between Restricted Subsidiaries, and

          (b)   all current maturities of long-term Debt.

        "Consolidated Interest Coverage Ratio" means, as of any date of determination, the ratio of:

          (a)   the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters for which financial statements are publicly available, to

          (b)   Consolidated Interest Expense for such four fiscal quarters;

        provided, however, that:

            (1)   if

              (A)  since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt, or

              (B)  the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence or Repayment of Debt,

    Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such period, provided that, in the event of any such Repayment of Debt, EBITDA for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

            (2)   if

              (A)  since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

              (B)  the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Asset Sale, Investment or acquisition, or

              (C)  since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made such an Asset Sale, Investment or acquisition, then EBITDA for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition had occurred on the first day of such period.

        If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

        "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries,

          (a)   interest expense attributable to Capital Lease Obligations (including any Capital Lease Obligation Incurred in connection with a Sale and Leaseback Transaction),

          (b)   amortization of debt discount and debt issuance cost, including commitment fees,

          (c)   capitalized interest,

          (d)   non-cash interest expense,

          (e)   commissions, discounts and other fees and charges owed with respect to letters of credit and banker's acceptance financing,

          (f)    net costs associated with Hedging Obligations (including amortization of fees),

          (g)   Disqualified Stock Dividends to the extent made to Persons other than the Company or a Restricted Subsidiary,

          (h)   Preferred Stock Dividends to the extent made to Persons other than the Company or a Restricted Subsidiary,

          (i)    interest Incurred in connection with Investments in discontinued operations,

          (j)    interest accruing on any Debt of any other Person to the extent such Debt is Guaranteed by the Company or any Restricted Subsidiary, and

          (k)   the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Debt Incurred by such plan or trust.

        "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

          (a)   any net income (loss) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

            (1)   subject to the exclusion contained in clause (c) below, equity of the Company and its consolidated Restricted Subsidiaries in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (b) below), and

            (2)   the equity of the Company and its consolidated Restricted Subsidiaries in a net loss of any such Person other than an Unrestricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

          (b)   any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that:

            (1)   subject to the exclusion contained in clause (c) below, the equity of the Company and its consolidated Restricted Subsidiaries in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause), and

            (2)   the equity of the Company and its consolidated Restricted Subsidiaries in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

          (c)   any gain or loss realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

          (d)   any extraordinary gain or loss,

          (e)   the impairment charge relating to the Terrace Bay pulp facility described in this prospectus,

          (f)    the cumulative effect of a change in accounting principles,

          (g)   any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary, provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock), and

          (h)   any losses of Neenah and Menasha Water Power Company to the extent paid from funds contributed by Kimberly Clark into a separate account of Neenah and Menasha Water Power Company prior to the Spin-Off.

Notwithstanding the foregoing, for purposes of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of Property from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

        "Consolidated Tangible Assets" means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries as the total assets of the Company and its Restricted Subsidiaries, excluding goodwill, patents, trade names, trademarks, copyrights, franchises, experimental expense, organization expense and any other assets properly classified as intangible assets in accordance with GAAP, determined in accordance with GAAP.

        "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt or commercial paper facilities with banks or other institutional lenders (including the New Credit Facility) providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, in each case together with any Refinancings thereof by a lender or syndicate of lenders.

        "Currency Exchange Protection Agreement" means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

        "Debt" means, with respect to any Person on any date of determination (without duplication):

          (a)   the principal of and premium (if any) in respect of:

            (1)   debt of such Person for money borrowed, and

            (2)   debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

          (b)   all Capital Lease Obligations of such Person;

          (c)   all obligations of such Person representing the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

          (d)   all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

          (e)   the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

          (f)    all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

          (g)   all obligations of the type referred to in clauses (a) through (f) above of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property and the amount of the obligation so secured; and

          (h)   to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt of any Person at any date shall be the outstanding balance, or the accreted value of such Debt in the case of Debt issued with original issue discount, at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

          (1)   zero if such Hedging Obligation has been Incurred pursuant to clause (e), (f) or (g) of the second paragraph of the covenant described under "—Certain Covenants—Limitation on Debt," or

          (2)   the notional amount of such Hedging Obligation if not Incurred pursuant to such clauses.

Notwithstanding the foregoing, Debt shall not include (a) any endorsements for collection or deposits in the ordinary course of business, (b) any realization of a Permitted Lien, (c) Debt that has been defeased or satisfied in accordance with the terms of the documents governing such Debt, (d) any Debt between any of the Company, its Restricted Subsidiaries and Kimberly Clark existing on the Issue Date that is extinguished on or prior to the consummation of the Spin-Off or (e) any liabilities not required to be reflected as debt on the Company's balance sheet in accordance with GAAP that are assumed by the Company or any Restricted Subsidiary as contemplated by the Distribution Agreement in connection with the contribution of assets by Kimberly Clark or an affiliate thereof to the Company or a Restricted Subsidiary prior to the consummation of the Spin-Off.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means any Capital Stock of the Company or any of its Restricted Subsidiaries that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

          (a)   matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

          (b)   is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

          (c)   is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock,

on or prior to, in the case of clause (a), (b) or (c), 180 days after the Stated Maturity of the Notes.

        "Disqualified Stock Dividends" means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

        "Distribution Agreement" means the Distribution Agreement, dated as of November 30, 2004, between Kimberly Clark and the Company.

        "Domestic Restricted Subsidiary" means any Restricted Subsidiary other than (a) a Foreign Restricted Subsidiary or (b) a Subsidiary of a Foreign Restricted Subsidiary.

        "EBITDA" means, for any period, an amount equal to, for the Company and its consolidated Restricted Subsidiaries:

          (a)   the sum of Consolidated Net Income for such period, plus the following to the extent reducing Consolidated Net Income for such period:

            (1)   the provision for taxes based on income or profits or utilized in computing net loss,

            (2)   Consolidated Interest Expense,

            (3)   depreciation,

            (4)   amortization,

            (5)   any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of, or reserve for, cash expenditures in any future period),

            (6)   any non-recurring fees, charges or other expenses that are related to the Spin-Off, and

            (7)   any non-recurring fees, charges or other expenses related to the restructuring or permanent closure of any operating facility, minus

          (b)   all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

Notwithstanding the foregoing clause (a), the provision for taxes and the depreciation, amortization and non-cash items of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders.

        "Equity Offering" means an offering of Capital Stock of the Company (but excluding any Disqualified Stock).

        "Event of Default" has the meaning set forth under "—Events of Default."

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Exchange Notes" means the notes issued in exchange for the Notes issued in this offering or any Additional Notes pursuant to the registration rights agreement described under "Exchange Offer; Registration Rights" or any similar registration rights agreement with respect to any Additional Notes.

        "Fair Market Value" means, with respect to any Property, the price that could be negotiated in an arm's length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided,

          (a)   if such Property has a Fair Market Value equal to or less than $20 million, by any Officer of the Company, or

          (b)   if such Property has a Fair Market Value in excess of $20 million, by at least a majority of the Board of Directors and evidenced by a Board Resolution, dated within 30 days of the relevant transaction and delivered to the Trustee.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary which is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

        "GAAP" means United States generally accepted accounting principles as in effect on the Issue Date, including those set forth in:

          (a)   the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

          (b)   the statements and pronouncements of the Financial Accounting Standards Board,

          (c)   such other statements by such other entity as approved by a significant segment of the accounting profession, and

          (d)   the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

          (a)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

          (b)   entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include:

            (1)   endorsements for collection or deposit in the ordinary course of business, or

            (2)   a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (a), (b) or (c) of the definition of "Permitted Investment."

The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

        "Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

        "holder" means a Person in whose name a Note is registered in the Security Register.

        "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with "—Certain Covenants—Limitation on Debt," amortization of debt discount shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount, the amount of such Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

        "Independent Financial Advisor" means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate of the Company.

        "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

        "Investment" by any Person means any direct or indirect loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenants described under "—Certain Covenants—Limitation on Restricted Payments" and "—Designation of Restricted and Unrestricted Subsidiaries" and the definition of "Restricted Payment," the term "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary of an amount (if positive) equal to:

          (a)   the Company's "Investment" in such Subsidiary at the time of such redesignation, less

          (b)   the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P.

        "Issue Date" means the date on which the Notes are initially issued.

        "Kimberly Clark" means Kimberly Clark Corporation.

        "Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

        "Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

        "Net Available Cash" from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

          (a)   all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

          (b)   all payments made on or in respect of any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

          (c)   all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale;

          (d)   the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; and

          (e)   payments of unassumed liabilities (other than Subordinated Obligations) relating to the assets sold at the time of, or within 30 days after, the date of such Asset Sale.

        "New Credit Facility" means the Credit Agreement, to be entered into on or prior to the Issue Date, among the Company, the Subsidiary Guarantors, the financial institutions party thereto, JPMorgan Chase Bank, as agent, and JPMorgan Chase Bank, Toronto, as Canadian collateral agent, as the same may be amended, supplemented, refinanced or otherwise modified from time to time.

        "Non-Recourse Debt," means Debt:

          (a)   as to which neither the Company nor any Restricted Subsidiary (i) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Debt), (ii) is directly or indirectly liable as a guarantor or otherwise or (iii) constitutes the lender;

          (b)   no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any Debt (other than the Notes) of the Company or any Restricted Subsidiary to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

          (c)   as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any Restricted Subsidiary.

        "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President of the Company.

        "Officers' Certificate" means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Permitted Investment" means any Investment by the Company or a Restricted Subsidiary in:

          (a)   the Company or any Restricted Subsidiary,

          (b)   any Person that will, upon the making of such Investment, become a Restricted Subsidiary, provided that the primary business of such Restricted Subsidiary is a Related Business;

          (c)   any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary, provided that such Person's primary business is a Related Business;

          (d)   Cash Equivalents;

          (e)   receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

          (f)    payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (g)   loans and advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $2.0 million in the aggregate at any one time outstanding;

          (h)   stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments, including as the result of any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a trade creditor or customer;

          (i)    any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with (A) an Asset Sale consummated in compliance with the covenant described under "—Certain Covenants—Limitation on Asset Sales," or (B) any disposition of Property not constituting an Asset Sale;

          (j)    other Investments in Related Businesses made for Fair Market Value that do not exceed 5% of Consolidated Tangible Assets in the aggregate outstanding at any one time;

          (k)   lease, utility and other similar deposits in the ordinary course of business;

          (l)    any assets or Capital Stock of any Person made out of the net cash proceeds of the substantially concurrent sale of Capital Stock of the Company (other than Disqualified Stock) or the consideration for which consists solely of Capital Stock (other than Disqualified Stock) of the Company; provided that the issuance of such Capital Stock shall be excluded in the calculation set forth in clause (c)(2) of "—Certain Covenants—Limitation on Restricted Payments;"

          (m)  Hedging Obligations entered into for bona fide hedging purposes and not for speculation and otherwise permitted by the Indenture;

          (n)   any assets acquired as a result of a foreclosure by the Company or such Restricted Subsidiary with respect to any secured Permitted Investment or other transfer of title with respect to any secured Permitted Investment in default;

          (o)   purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases or intellectual property, in any case, in the ordinary course of business and otherwise in accordance with the Indenture;

          (p)   Investments in the Terrace Bay Co-Generation Facility (or in the Capital Stock of the Person that owns such facility) made for Fair Market Value that do not exceed $10.0 million; and

          (q)   other Investments made for Fair Market Value that do not exceed $15.0 million in the aggregate outstanding at any one time.

        "Permitted Liens" means:

          (a)   Liens to secure Debt permitted to be Incurred under clause (b) of the second paragraph of the covenant described under "—Certain Covenants—Limitation on Debt;"

          (b)   Liens to secure Debt permitted to be Incurred under clause (c) of the second paragraph of the covenant described under "—Certain Covenants—Limitation on Debt," provided that any such Lien may not extend to any Property of the Company or any Restricted Subsidiary, other than the Property acquired, constructed or leased with the proceeds of such Debt and any improvements or accessions to such Property;

          (c)   Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

          (d)   Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens, on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

          (e)   Liens in favor of customs and revenue authorities arising in the ordinary course of business and as a matter of law to secure payment of customs duties;

          (f)    Liens arising as a result of litigation or legal proceedings that are currently being contested in good faith by appropriate and diligent action, including any Lien arising as a result of any judgment against the Company;

          (g)   Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

          (h)   Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any Restricted Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary;

          (i)    Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Company or a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any other Restricted Subsidiary that is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Restricted Subsidiary;

          (j)    pledges or deposits by the Company or any Restricted Subsidiary under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

          (k)   utility easements, building restrictions, rights-of-way, irregularities of title and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

          (l)    Liens to secure Hedging Obligations made in the ordinary course of business and not for the purpose of speculation to the extent otherwise permitted by the Indenture;

          (m)  Liens to secure Debt permitted to be Incurred under clause (m) of the second paragraph of the covenant described under "—Certain Covenants—Limitation on Debt," provided that any such Lien may not extend to any Property of the Company or any Restricted Subsidiary other than the Terrace Bay Co-Generation Facility and any improvements or accessions thereto and/or, in the event the Terrace Bay Co-Generation Facility is owned by a Person that is not a Restricted Subsidiary, the Capital Stock of such Person;

          (n)   Liens existing on the Issue Date not otherwise described in clauses (a) through (m) above;

          (o)   Liens in favor of the Company or any Subsidiary Guarantor;

          (p)   Liens, if any, granted to secure the Notes pursuant to the covenant described under "—Certain Covenants—Limitation on Liens;"

          (q)   Liens on the Property of the Company or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (b), (h), (i), (m) or (n) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property), and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

            (1)   the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (b), (h), (i), (m) or (n) above, as the case may be, at the time the original Lien became a Permitted Lien under the Indenture, and

            (2)   an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or such Restricted Subsidiary in connection with such Refinancing; and

          (r)   Liens not otherwise permitted by clauses (a) through (q) above encumbering Property having an aggregate Fair Market Value not in excess of 5% of Consolidated Tangible Assets, as determined based on the consolidated balance sheet of the Company as of the end of the most recent fiscal quarter for which financial statements are publicly available.

        "Permitted Refinancing Debt" means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

          (a)   such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

            (1)   the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced, and

            (2)   an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing,

          (b)   the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced,

          (c)   the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced, and

          (d)   the new Debt shall not be senior in right of payment to the Debt that is being Refinanced;

provided, however, that Permitted Refinancing Debt shall not include:

          (x)   Debt of a Subsidiary that is not a Subsidiary Guarantor that Refinances Debt of the Company or a Subsidiary Guarantor, or

          (y)   Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

        "Person" means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

        "Preferred Stock Dividends" means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

        "Pro forma" means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, as interpreted in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, or otherwise a calculation made in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, as the case may be.

        "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

        "Purchase Money Debt" means Debt:

          (a)   consisting of the deferred purchase price of Property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed, and

          (b)   Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of such Property, including additions and improvements thereto (whether through the direct purchase of assets or through the acquisition of at least a majority of the Voting Stock of any Person owning such assets);

provided, however, that such Debt is Incurred within 180 days after the acquisition, construction or lease of such Property by the Company or such Restricted Subsidiary.

        "Rating Agencies" means Moody's and S&P.

        "Reference Treasury Dealer" means Citigroup Global Markets Inc. and its successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and the Change of Control Redemption Date, the average, as determined by the Trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding the Change of Control Redemption Date, such quotation to be determined by the Reference Treasury Dealer in accordance with customary market practice.

        "Refinance" means, in respect of any Debt, to refinance, extend, renew, refund or Repay, or to issue other Debt, in exchange or replacement for, such Debt. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Related Business" means any business that is related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

        "Repay" means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. "Repayment" and "Repaid" shall have correlative meanings. For purposes of the covenant described under "—Certain Covenants—Limitation on Asset Sales" and the definition of "Consolidated Interest Coverage Ratio," Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

        "Restricted Payment" means:

          (a)   any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for any dividend or distribution that is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

          (b)   the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company, any parent of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary) or any securities exchangeable for or convertible into any such Capital Stock, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of the Company that is not Disqualified Stock);

          (c)   the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); or

          (d)   any Investment (other than Permitted Investments) in any Person;

provided, however, that the term "Restricted Payment" shall not include those payments or investments made in connection with the consummation of the Spin-Off and described in this prospectus.

        "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's Ratings Services or any successor to the rating agency business thereof.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such Property to another Person and the Company or a Restricted Subsidiary leases it from such Person.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Senior Debt" of the Company means:

          (a)   all obligations consisting of the principal, premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such post-filing interest is allowed in such proceeding) in respect of:

            (1)   Debt of the Company for borrowed money, and

            (2)   Debt of the Company evidenced by notes, debentures, bonds or other similar instruments permitted under the Indenture for the payment of which the Company is responsible or liable;

          (b)   all Capital Lease Obligations of the Company and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by the Company;

          (c)   all obligations of the Company

            (1)   for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction,

            (2)   under Hedging Obligations, or

            (3)   issued or assumed as the deferred purchase price of Property and all conditional sale obligations of the Company and all obligations under any title retention agreement permitted under the Indenture; and

          (d)   all obligations of other Persons of the type referred to in clauses (a), (b) and (c) for the payment of which the Company is responsible or liable as Guarantor;

provided, however, that Senior Debt shall not include:

              (A)  Debt of the Company that is by its terms subordinate in right of payment to the Notes, including any Subordinated Obligations;

              (B)  any Debt Incurred in violation of the provisions of the Indenture;

              (C)  accounts payable or any other obligations of the Company to trade creditors created or assumed by the Company in the ordinary course of business in connection with the obtaining of materials or services (including Guarantees thereof or instruments evidencing such liabilities);

              (D)  any liability for Federal, state, local or other taxes owed or owing by the Company;

              (E)  any obligation of the Company to any Subsidiary; or

              (F)  any obligations with respect to any Capital Stock of the Company.

        To the extent that any payment of Senior Debt (whether by or on behalf of the Company as proceeds of security or enforcement or any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to a trustee, receiver or other similar party under any bankruptcy, insolvency, receivership or similar law, then if such payment is recovered by, or paid over to, such trustee, receiver or other similar party, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. "Senior Debt" of any Subsidiary Guarantor has a correlative meaning.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

        "Special Interest" means the additional interest, if any, to be paid on the Notes as described under "Exchange Offer; Registration Rights."

        "Spin-Off Agreements" means the Distribution Agreement, tax sharing agreement, corporate services agreement, employee matters agreement and pulp supply agreement, each to be entered into by the Company and Kimberly Clark or Kimberly Clark Global Sales, Inc., as applicable, in connection with the Spin-Off.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

        "Subordinated Obligation" means any Debt of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or the applicable Subsidiary Guaranty pursuant to a written agreement to that effect.

        "Subsidiary" means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

          (a)   such Person,

          (b)   such Person and one or more Subsidiaries of such Person, or

          (c)   one or more Subsidiaries of such Person.

        "Subsidiary Guarantor" means (1) each Domestic Restricted Subsidiary (other than Neenah and Menasha Water Power Company), (2) each Foreign Restricted Subsidiary that has Guaranteed other Debt of the Company or any Domestic Restricted Subsidiary and (3) any other Person that becomes a Subsidiary Guarantor pursuant to the covenant described under "—Certain Covenants—Future Subsidiary Guarantors" or who otherwise executes and delivers a supplemental indenture to the Trustee providing for a Subsidiary Guaranty, and, in each case, who has not been released from such Subsidiary Guaranty in accordance with the Indenture.

        "Subsidiary Guaranty" means a Guarantee on the terms set forth in the Indenture by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

        "Surviving Person" means the surviving Person formed by a merger, consolidation or amalgamation and, for purposes of the covenant described under "—Merger, Consolidation and Sale of Property," a Person to whom all or substantially all the Property of the Company or a Subsidiary Guarantor is sold, transferred, assigned, leased, conveyed or otherwise disposed.

        "Terrace Bay Co-Generation Facility" means the co-generation facility proposed to be constructed by the Company and/or its Subsidiary, Neenah Paper Company of Canada, in connection with the Company's pulp operations located in Terrace Bay, Ontario, Canada.

        "Treasury Rate" means, with respect to the Change of Control Redemption Date, the rate per annum equal to the yield to maturity of the Comparable Treasury Issue, compounded semi-annually, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the Change of Control Redemption Date.

        "Unrestricted Subsidiary" means:

          (a)   any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries" and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

          (b)   any Subsidiary of an Unrestricted Subsidiary.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

        "Voting Stock" of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Wholly Owned Restricted Subsidiary" means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors' qualifying shares) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Restricted Subsidiaries.

Book-Entry System

        The Notes will be initially issued in the form of one or more Global Securities registered in the name of The Depository Trust Company ("DTC") or its nominee.

        Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the Notes represented by such Global Security purchased by such Persons in this offering. Such accounts shall be designated by the initial purchasers. Ownership of beneficial interests in a Global Security will be limited to Persons that have accounts with DTC ("participants") or Persons that may hold interests through participants. Any

Person acquiring an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Clearstream Banking, S.A. or Euroclear Bank S.A./N.V., as operator of the Euroclear System. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such Global Security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        Payment of principal of and interest on Notes represented by a Global Security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Security is exchangeable for certificated Notes only if:

          (a)   DTC notifies the Company that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, and

          (b)   there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes represented by such Global Security.

        Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be exchanged for certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes,

          (a)   certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,

          (b)   payment of principal of, and premium, if any, and interest on, the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of the Company maintained for such purposes, and

          (c)   no service charge will be made for any registration of transfer or exchange of the certificated Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

        So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture and the Notes. Except as set forth above, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated

Notes in definitive form and will not be considered to be the owners or holders of any Notes under such Global Security. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

          (a)   any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interest in the global securities or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global securities; or

          (b)   any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        DTC has advised the Company that DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or the initial purchasers will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

MATERIAL UNITED STATES INCOME TAX CONSIDERATIONS

        The following summary describes the material U.S. federal income tax consequences to you of exchanging the initial senior notes for exchange senior notes and owning and disposing of the exchange senior notes. The information in this section is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current, temporary and proposed Treasury regulations promulgated thereunder ("Treasury Regulations"), the legislative history of the Code and current administrative and judicial interpretations thereof.

        Legislation, judicial decisions, or administrative changes may be forthcoming that could affect the accuracy of the statements included in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning the tax treatment of the exchange senior notes discussed in this prospectus. The statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the statements contained in this prospectus will not be challenged by the Internal Revenue Service, or that they would be sustained by a court if they were so challenged.

        You are urged to consult your tax advisor regarding the specific tax consequences to you of the exchange of initial senior notes for exchange senior notes and the ownership and sale or other disposition of the exchange senior notes, including the federal, state, local, foreign and other tax consequences, and of any potential changes in the tax laws.

Scope of Discussion

        This general discussion of U.S. federal income tax consequences applies to you if you acquired the initial senior notes at original issue for the issue price for cash and hold the initial senior notes and will hold the exchange senior notes as a "capital asset," as defined in section 1221 of the Code (generally, for investment). This summary, however, does not consider state, local or foreign tax laws. In addition, it does not discuss all of the rules which may affect the United States tax treatment of your investment in the exchange senior notes. For example, special rules not discussed here may apply to you if you are:

  •
  a broker-dealer or a dealer in securities or currencies;

  •
  an S corporation;

  •
  a bank, thrift or other financial institution;

  •
  a regulated investment company or a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  subject to the alternative minimum tax provisions of the Code;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  holding the senior notes as part of a hedge, straddle, conversion or other risk reduction or constructive sale transaction;

  •
  holding the exchange senior notes through a partnership or similar pass-through entity;

  •
  a United States Holder (as defined below) with a "functional currency" other than the U.S. dollar; or

  •
  a U.S. expatriate.

        If a partnership or any entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding exchange senior notes should consult its tax advisor.

United States Holders

        If you are a "United States Holder," as defined below, this section applies to you. Otherwise, the next section, "Non-United States Holders," applies to you.

  Definition of United States Holder

        You are a "United States Holder" if you hold initial senior notes and you are:

  •
  a citizen or resident alien individual of the United States;

  •
  any entity treated as a partnership for U.S. federal income tax purposes and created or organized in or under the laws of the United States, any state thereof or the District of Columbia, unless Treasury Regulations provide otherwise;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source;

  •
  a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 (and if such trust was treated as a domestic trust on August 19, 1996) and has elected to continue to be treated as a United States person; or

  •
  otherwise subject to U.S. federal income tax on your worldwide income on a net income basis.

  Exchange Offer

        The exchange of initial senior notes for exchange senior notes in the exchange offer will not constitute a taxable event. Rather, the exchange senior notes will be treated as a continuation of the initial senior notes for federal income tax purposes. As a result, a United States Holder will not recognize taxable gain or loss as a result of exchanging initial senior notes for exchange senior notes pursuant to the exchange offer; the holding period of the exchange senior notes will include the holding period of the initial senior notes exchanged therefor; and the adjusted tax basis of the exchange senior notes will be the same as the adjusted tax basis of the initial senior notes exchanged therefor immediately before the exchange.

  Taxation of Stated Interest

        You generally must include interest on the exchange senior notes in your federal taxable income as ordinary income:

  •
  when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes; or

  •
  when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes.

        The exchange senior notes will not give rise to "original issue discount" income. However, the Internal Revenue Service may take the position that since there is no right of acceleration of the payment of principal of the exchange senior notes upon a default in the payment or principal or interest or a default in the performance of any covenant or agreement in the exchange senior notes or the indenture, the interest would not qualify as "qualified stated interest" (as defined in applicable Treasury Regulations). If the interest does not qualify as "qualified stated interest", the "original issue discount" rules will apply to the exchange senior notes.

  Sale, Redemption or Other Taxable Disposition of the Exchange Senior Notes

        Unless a nonrecognition provision applies, you must recognize taxable gain or loss on the sale, exchange, redemption, or retirement of an exchange senior note. The amount of your gain or loss equals the difference between the amount you receive for the exchange senior note in cash or other property, valued at fair market value, less the amount attributable to accrued interest on the exchange senior note (which accrued interest will be taxable as such if not previously included in income), and your adjusted tax basis in the exchange senior note. Your initial tax basis in an exchange senior note generally will be the price you paid for the initial senior note.

        Your gain or loss generally will be long-term capital gain or loss if at the time the exchange senior note is disposed of you have held it for more than one year. Otherwise, it will be a short-term capital gain or loss. In the case of a holder other than a corporation, the maximum rate of tax on long term capital gain on most capital assets is currently 15%. The deductibility of capital losses is subject to limitations. Payments attributable to accrued interest which you have not yet included in income will be taxed as ordinary interest income.

  Additional Interest

        We intend to take the position that the additional interest described above under "Registration Rights of Initial Senior Notes—Additional Interest" will, if it becomes payable, be taxable to a United States Holder as ordinary income in accordance with such holder's method of accounting for tax purposes. The Internal Revenue Service, however, may take a different position, which could affect the timing, character and amount of both a United States Holder's income and our deduction with respect to such additional interest.

  Information Reporting and Backup Withholding

        Backup withholding at a current rate of up to 28% may apply when you receive interest payments on an exchange senior note or proceeds upon the sale or other disposition of an exchange senior note. Some holders including, among others, corporations, financial institutions and particular tax-exempt organizations, are generally not subject to backup withholding. In addition, backup withholding will not apply to you if you provide your social security or other taxpayer identification number in the prescribed manner unless:

  •
  the Internal Revenue Service notifies us or our agent that the taxpayer identification number you provided is incorrect;

  •
  you fail to report interest and dividend payments that you receive on your tax return and the Internal Revenue Service or a broker notifies us or our agent that backup withholding is required; or

  •
  you fail to certify under penalty of perjury that backup withholding does not apply to you.

A United States Holder will generally be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to the applicable payor.

        If backup withholding does apply to you, you may use the amounts withheld as a refund or credit against your U.S. federal income tax liability as long as you provide the required information to the Internal Revenue Service. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedures for obtaining the exemption.

        We will be required to furnish annually to the Internal Revenue Service and to holders of exchange senior notes information relating to the amount of interest paid on the exchange senior notes, and that information reporting may also apply to payments of proceeds from the sale of the exchange senior notes to those holders. Some holders, including corporations, financial institutions and particular tax-exempt organizations, are generally not subject to information reporting.

Non-United States Holders

        The rules governing U.S. federal income taxation of a beneficial owner of exchange senior notes that, for U.S. federal income tax purposes, is a non-United States holder are complex, and no attempt will be made herein to provide more than a summary of those rules. In addition, special rules not discussed herein may apply to a non-United States holder that is a controlled foreign corporation, foreign personal holding company or passive foreign investment company. Non-United States holders should consult their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the exchange senior notes, including any reporting requirements.

  Payments of Interest

        If you are a non-United States holder of exchange senior notes, interest paid to you will qualify for the "portfolio interest" exemption and therefore will not be subject to U.S. federal income taxes or withholding tax if the interest is not effectively connected with your conduct of a trade or business within the United States, provided that you:

  •
  do not actually or constructively own a 10% or greater interest in Neenah;

  •
  are not a controlled foreign corporation related to us through stock ownership within the meaning of Section 864(d)(4) of the Code;

  •
  are not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

  •
  provide the appropriate certification as to your foreign status. You can generally meet this certification requirement by providing a properly executed Internal Revenue Service Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the exchange senior notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate documentation to your agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special certification rules apply to foreign partnerships, estates and trusts, and in some circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent.

        If you do not qualify for an exemption under these rules, interest income from the exchange senior notes may be subject to withholding tax at the rate of 30% (or lower applicable treaty rate) at the time it is paid. To claim the benefit of a tax treaty, you must provide us or our paying agent a properly executed Internal Revenue Service Form W-8BEN before the payment of interest and you may be required to obtain a U.S. taxpayer identification number and provide documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

        The payment of interest effectively connected with your U.S. trade or business, however, will not be subject to a 30% withholding tax so long as you provide us or our agent an adequate certification

(currently on Internal Revenue Service Form W-8ECI), but such interest generally would be subject to U.S. federal income tax on a net basis at the rates applicable to United States persons. In addition, if you are a foreign corporation and the payment of interest is effectively connected with your U.S. trade or business, you may also be subject to a 30% (or lower applicable treaty rate) branch profits tax.

  Sales, Redemptions, Exchanges or Other Taxable Dispositions of Exchange Senior Notes

        If you are a non-United States holder, you generally will not be subject to U.S. federal income tax on any amount which constitutes capital gain upon retirement or disposition of an exchange senior note, unless any of the following is true:

  •
  your investment in the exchange senior notes is effectively connected with your conduct of a U.S. trade or business;

  •
  you are a nonresident alien individual present in the United States for 183 or more days in the taxable year within which sale, redemption or other disposition takes place, and other specified requirements are met; or

  •
  you are subject to provisions of U.S. tax laws applicable to certain of U.S. expatriates.

        If you engage in a U.S. trade or business and the investment in the exchange senior notes is effectively connected with that trade or business, the payment of the sales proceeds with respect to the exchange senior notes would generally be subject to U.S. federal income tax on a net basis at the rate applicable to United States persons. In addition, foreign corporations may be subject to a 30% (or lower applicable treaty rate) branch profits tax if the investment in the exchange senior notes is effectively connected with the foreign corporation's U.S. trade or business.

  U.S. Federal Estate Tax

        The exchange senior notes will not be included in the estate of a deceased individual non-United States holder for U.S. federal estate tax purposes if interest on the exchange senior notes is exempt from withholding of U.S. federal income tax under the portfolio interest exemption (without regard to the certification requirement).

  Backup Withholding and Information Reporting

        No backup withholding will generally be required with respect to interest paid to non-United States holders of exchange senior notes if the beneficial owner of the exchange senior note provides the certification as to its foreign status described above in "Non-United States Holders—Payments of Interest" or is an exempt recipient, provided that we do not have actual knowledge or reason to know that the beneficial owner is a United States person, as defined in the Code, or that the conditions of any other exemption are not, in fact, satisfied. Information reporting, as required by Internal Revenue Service Form 1042-S, may still apply with respect to payments of interest on the exchange senior notes. Copies of the information returns may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty.

        Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the sale of an exchange senior note effected outside the United States by a foreign office of a broker (as defined in applicable Treasury Regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a non-United States holder and other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting but not backup withholding will apply to any payment of the proceeds of the sale of an exchange senior note effected outside the United States by such a broker if it:

  •
  is a United States person, as defined in the Code;

  •
  derives 50% or more of its gross income for particular periods from the conduct of a trade or business in the United States;

  •
  is a controlled foreign corporation for U.S. federal income tax purposes; or

  •
  is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons (as defined in the Code) or is engaged in the conduct of a U.S. trade or business.

        Payment of the proceeds of any sale of an exchange senior note effected by the U.S. office of a broker will be subject to information reporting and backup withholding requirements, unless the beneficial owner of the exchange senior note provides the certification as to its foreign status described above in "Non-United States Holders—Payments of Interest" or otherwise establishes an exemption, and the broker does not have actual knowledge or reason to know that the beneficial owner is a United States person, as defined in the Code, or that the conditions of any other exemption are not, in fact, satisfied.

        If you are a non-United States holder of exchange senior notes, you should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption therefrom, and the procedure for obtaining the exemption, if available. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange senior notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange senior notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange senior notes received in exchange for initial senior notes where such initial senior notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period not to exceed 90 days after time of expiration, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 3, 2005, all dealers effecting transactions in the exchange senior notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of exchange senior notes by broker-dealers. Exchange senior notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange senior notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange senior notes. Any broker-dealer that resells exchange senior notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange senior notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange senior notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel designated by the holders of a majority in principal amount of the initial senior notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the senior notes (including any broker-dealers) against specified liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        McKenna Long & Aldridge LLP will pass on the validity of the exchange senior notes on our behalf.

EXPERTS

        The consolidated and combined financial statements of Neenah Paper, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the related financial statement schedule, included in this Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs describing the basis on which the financial statements have been prepared and related to the restatement described in Note 17) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room in Washington, D.C., 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is traded on the New York Stock Exchange under the symbol "NP". You may inspect the reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        Our web site is www.neenah.com. Our reports on Form 10-K, Form 10-Q and Form 8-K, as well as amendments to those reports, are and will be available free of charge on our web site as soon as reasonably practicable after we file or furnish such reports with the SEC. In addition, you may request a copy of any of these reports (excluding exhibits) at no cost by writing to us at: Investor Relations, Neenah Paper, Inc., Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005.

        You may obtain copies of the indenture and registration rights agreement or the forms of the notes at no cost by writing to us at: Investor Relations, Neenah Paper, Inc., Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005.

NEENAH PAPER, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(In millions, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Net sales	$196.6	$198.4
Cost of products sold	171.3	165.3

Gross profit	25.3	33.1
Selling, general and administrative expenses	12.7	9.1
Restructuring costs and asset impairment loss	4.3	—
Other income—net	(0.6)	(0.3)

Operating income	8.9	24.3
Interest expense	4.7	—

Income before income taxes	4.2	24.3
Provision for income taxes	1.5	9.2

Net income	$2.7	$15.1

Earnings Per Common Share
Basic	$0.18	$1.03

Diluted	$0.18	$1.03

Weighted Average Common Shares Outstanding (in thousands)
Basic	14,738	14,738

Diluted	14,793	14,738

Cash Dividends Declared Per Share of Common Stock	$0.10	$—

See Notes to Condensed Consolidated and Combined Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions)

(Unaudited)

	March 31, 2005	December 31, 2004
		(As Restated)
ASSETS
Current assets
Cash and cash equivalents	$24.4	$19.1
Accounts receivable (less allowances of $4.3 and $4.3, respectively)	89.3	92.4
Inventories	94.4	88.7
Other current assets	10.4	3.4

Total current assets	218.5	203.6

Property, plant and equipment, at cost	635.7	632.7
Less accumulated depreciation	374.7	369.9

Property, plant and equipment—net	261.0	262.8
Prepaid and intangible pension costs	74.5	72.9
Other assets	23.1	26.4

TOTAL ASSETS	$577.1	$565.7

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Debt payable within one year	$2.8	$—
Accounts payable	44.7	50.6
Accrued expenses	46.4	36.6

Total current liabilities	93.9	87.2
Long-term debt	227.2	225.0
Other noncurrent liabilities	58.2	56.4

TOTAL LIABILITIES	379.3	368.6

Commitments and contingencies (Note 8)
Stockholders' equity	197.8	197.1

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$577.1	$565.7

See Notes to Condensed Consolidated and Combined Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2005	2004
OPERATING ACTIVITIES
Net income	$2.7	$15.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7.0	10.3
Asset impairment loss	0.8	—
Deferred income tax benefit (provision)	1.6	(1.4)
Increase in operating working capital	(4.2)	(8.3)
Other	0.4	(2.1)

NET CASH PROVIDED BY OPERATING ACTIVITIES	8.3	12.7

INVESTING ACTIVITIES
Capital expenditures	(6.6)	(1.7)
Other	0.1	0.5

NET CASH USED IN INVESTING ACTIVITIES	(6.5)	(1.2)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	3.6	—
Repayments of long-term debt	(0.2)	—
Proceeds from issuance of short-term debt	2.3	—
Repayments of short-term debt	(0.7)	—
Cash dividends paid	(1.5)	—
Net transfers to Kimberly-Clark	—	(11.5)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3.5	(11.5)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5.3	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	19.1	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$24.4	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during period for interest	$—	$—

Cash paid during period for income taxes	$0.7	$—

See Notes to Condensed Consolidated and Combined Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS

(In millions, except as noted)

Note 1. Background and Basis of Presentation

Background

        Neenah Paper, Inc. ("Neenah" or the "Company"), a Delaware corporation, was incorporated in April 2004 in contemplation of the spin-off by Kimberly-Clark Corporation ("Kimberly-Clark") of its Canadian pulp business and its fine paper and technical paper businesses in the United States (collectively, the "Pulp and Paper Business"). The Canadian pulp business consists of pulp mills in Terrace Bay, Ontario and Pictou, Nova Scotia and the related timberlands. The fine paper business is a leading producer of premium writing, text, cover and specialty papers. The technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses.

        On November 30, 2004, Kimberly-Clark completed the distribution of all of the shares of Neenah's common stock to the stockholders of Kimberly-Clark (the "Spin-Off"). Kimberly-Clark stockholders received a dividend of one share of Neenah's common stock for every 33 shares of Kimberly-Clark common stock held. Based on a private letter ruling received by Kimberly-Clark from the Internal Revenue Service, receipt of the Neenah shares in the Spin-Off was tax-free for U.S. federal income tax purposes. As a result of the Spin-Off, Kimberly-Clark transferred all of the assets and liabilities of the Pulp and Paper Business to Neenah. In addition, Kimberly-Clark transferred certain assets and liabilities of Kimberly-Clark sponsored employee benefit plans to the Company. Following the Spin-Off, Neenah is an independent public company and Kimberly-Clark has no continuing stock ownership.

Basis of Consolidation and Presentation

        These statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") and, in accordance with those rules and regulations, do not include all information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management believes that the disclosures made are adequate for a fair presentation of the Company's results of operations, financial position and cash flows. In the opinion of management, the condensed consolidated and combined financial statements reflect all adjustments, consisting only of normal recurring adjustments necessary to present fairly the results of operations, financial position and cash flows for the interim periods presented herein. The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make extensive use of estimates and assumptions that affect the reported amounts and disclosures. Actual results may vary from these estimates.

        These condensed consolidated and combined interim financial statements should be read in conjunction with the consolidated and combined financial statements and notes thereto included in the Company's most recent Annual Report on Form 10-K, as amended by Form 10-K/A. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year.

        The condensed consolidated and combined interim financial statements of Neenah and its subsidiaries included herein are unaudited, except for the December 31, 2004 condensed consolidated balance sheet, which was derived from audited financial statements. The condensed consolidated and combined financial statements include the financial statements of the Company, and its wholly owned and majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

        The condensed consolidated and combined financial statements reflect the consolidated operations of Neenah and its subsidiaries as a separate, stand-alone entity subsequent to November 30, 2004, combined with the historical operations of the Pulp and Paper Business which were operated as part of Kimberly-Clark prior to the Spin-Off. The condensed combined financial statements for periods through November 30, 2004 have been derived from the consolidated financial statements and accounting records of Kimberly-Clark using the historical results of operations and the historical basis of assets and liabilities of the Pulp and Paper Business. Management believes the assumptions underlying the condensed combined financial statements for these periods are reasonable. However, the condensed combined financial statements included herein for periods through November 30, 2004 do not reflect the Pulp and Paper Business' results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Pulp and Paper Business been a stand-alone company during the periods presented.

Shipping and Handling Costs

        Certain prior years' amounts of shipping and handling costs have been adjusted in the combined statements of operations to be in conformity with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, which became effective in 2000 and which prohibits the netting of such costs against revenues. Accordingly, for the three months ended March 31, 2004, amounts reflected for "Net sales" and "Cost of products sold" in the condensed consolidated and combined statements of operations have been increased from the amounts previously reported by $12.6 million. This adjustment had no effect on the amount of "Gross profit" or any other captioned amounts in the condensed consolidated and combined statements of operations.

Earnings per Share ("EPS")

        Basic EPS was computed by dividing net income by the number of weighted average shares of common stock outstanding during the 2005 reporting period. Diluted EPS was calculated to give effect to all potentially dilutive common shares. Outstanding stock options, restricted shares and restricted stock units represent the only potentially dilutive effects on the Company's weighted-average-shares. For the three months ended March 31, 2005, approximately 223,000 potentially dilutive options that were "out-of-the-money" were excluded from the computation of dilutive common shares.

        For the three months ended March 31, 2005, there were 55,000 dilutive shares for purposes of computing EPS. For the three months ended March 31, 2004, basic and diluted EPS were computed using the number of shares of Neenah common stock outstanding on November 30, 2004, the date on which Neenah common stock was distributed to the stockholders of Kimberly-Clark.

Stock Based Employee Compensation

        As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company applies the intrinsic value method permitted by Accounting

Principles Board Opinion 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations to account for stock option grants. No employee compensation expense has been charged to earnings because the exercise prices of all stock options granted were equal to the market value of the Company or Kimberly-Clark's common stock on the date of grant. Had compensation expense been recorded under the provisions of SFAS 123, the impact on the Company's net income and income per share would have been:

	Three Months Ended March 31,
	2005	2004(a)
	(In millions, except per share)
Reported net income	$2.7	$15.1

Add: stock-based compensation expense, net of tax effects, included in net income as reported	0.1
Less: pro forma compensation expense, net of tax	(0.7)

Pro forma net income	$2.1

Reported net income per share:
Basic	$0.18	$1.03

Diluted	$0.18	$1.03

Pro forma net income per share:
Basic	$0.15	$1.03

Diluted	$0.14	$1.03

(a)
For the three months ended March 31, 2004, stock-based compensation expense was $0.1 million. The pro forma effect of stock options on net income is only presented for periods after November 30, 2004, the date on which Neenah common stock was distributed to stockholders of Kimberly-Clark.

Stock Options

        In February 2005, the Company informed participants in its Long-Term Incentive Plan (the "LTIP") of its intention to award nonqualified stock options to purchase a total of 126,100 shares of common stock during 2005. The exercise price of the options will be equal to the market price of the Company's common stock on the date of grant. The options will expire in ten years and one-third will vest on each of the first three anniversaries of the date of grant. In February 2005, the Company granted options to purchase 63,050 shares of common stock at $33.19 per share. Stock options for the remaining 63,050 shares will be awarded in August 2005, subject to certain conditions, including the employee's continued employment with the Company.

Performance Shares

        In February 2005, the Company also granted 38,300 performance shares to LTIP participants. The measurement period for the performance shares is January 1, 2005 through December 31, 2005. Based on Company performance compared to revenue growth and return on invested capital targets, restricted stock units ("RSUs") equal to between 30% and 225% of the performance award will be issued. The RSUs issued will generally become 100% vested three years from the start of the performance period (December 31, 2007) and are subject to an additional two-year holding period before the employee can sell or transfer such shares. During the vesting period, the holders of RSUs are entitled to dividends, but are not permitted to vote such shares and the RSUs are forfeited in the event of termination of employment (as defined). The minimum RSU award equal to 30% of the performance shares is accounted for as a fixed award pursuant to APB 25 and compensation cost will be recognized pro rata over the three-year vesting period.

Note 2. New Accounting Standards

        In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") 123 (revised 2004), Share-Based Payment ("SFAS 123R"), which revises SFAS 123, Accounting for Stock-Based Compensation. SFAS 123R also supersedes APB 25, Accounting for Stock Issued to Employees, and amends SFAS 95, Statement of Cash Flows. In general, the accounting required by SFAS 123R is similar to that of SFAS 123. However, SFAS 123 gave companies a choice to either recognize the fair value of stock options in their income statements or to disclose the pro forma income statement effect of the fair value of stock options in the notes to the financial statements. SFAS 123R eliminates that choice and requires the fair value of all share-based payments to employees, including the fair value of grants of employee stock options, be recognized in the income statement, generally over the option vesting period.

        On April 14, 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS 123R. The new rule requires the Company to adopt SFAS 123R by January 1, 2006. The Company is currently evaluating the transition method to use when it adopts SFAS 123R.

        In March 2005, FASB Interpretation No. 47 ("FIN 47"), Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143, was issued. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). The Company is evaluating FIN 47 and has not determined if adoption will have a material effect on its results of operations or financial position.

Note 3. Comprehensive Income

        Comprehensive income includes, in addition to net income, unrealized gains and losses recorded directly to stockholders' equity. The accumulated other comprehensive income consists primarily of unrealized foreign currency translation gains (losses), minimum pension liability adjustments and unrealized gains (losses) related to cash flow hedges. At March 31, 2005 and December 31, 2004, accumulated other comprehensive income was $50.9 million and $51.6 million, respectively. The unrealized foreign currency translation gains (losses) are not adjusted for income taxes since they relate to indefinite investments in the Canadian pulp operations.

        The components of comprehensive income are as follows.

	Three Months Ended March 31,
	2005	2004
Net income	$2.7	$15.1
Other comprehensive income:
Changes in unrealized foreign currency translation gains (losses)	(2.7)	(3.1)
Changes in unrealized gains (losses) on cash flow hedges	2.0	(0.3)

Comprehensive income	$2.0	$11.7

Note 4. Risk Management

        The Company is exposed to risks such as changes in foreign currency exchange rates and pulp prices. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All foreign currency derivative instruments are either exchange traded or entered into with major financial institutions. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

        In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company records all derivative instruments as receivables (included in Other current assets) or liabilities (included in Accrued expenses) on the condensed consolidated balance sheet at fair value. The related unrealized gain or loss from changes in the fair value of fully effective derivatives designated as cash flow hedges is recorded in accumulated other comprehensive income (included in Stockholders' equity) in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income.

Foreign Currency and Commodity Price Risk

        The operating results, cash flows and financial condition of the Company are subject to pulp price risk. Because the price of pulp is established in U.S. dollars and the Company's cost of producing pulp is incurred principally in Canadian dollars, the profitability of the Company's pulp operations is subject to foreign currency risk. From time to time, the Company uses foreign currency forward and pulp futures contracts to manage its foreign currency and pulp price risks. The use of these instruments allows management of this transactional exposure to exchange rate and pulp price fluctuations because the gains or losses incurred on the derivative instruments are intended to offset, in whole or in part, losses or gains on the underlying transactional exposure. (See "Cash Flow Hedges" below). The Company's translation exposure related to its net investment in its Canadian subsidiaries is not hedged.

        The Company is also subject to price risk for electricity used in its manufacturing operations. At the Spin-Off, Kimberly-Clark transferred to the Company a fixed price forward purchase contract to hedge fluctuations in the price of electricity at the Terrace Bay mill. Upon the expiration of the contract in December 2005, the Company intends to replace the contract with a fixed price forward contract covering a significant portion of the electricity requirement at the Terrace Bay mill.

Cash Flow Hedges

        In the first quarter of 2005, the Company entered into a series of foreign currency forward exchange contracts, designated as cash flow hedges, of U.S dollar denominated pulp sales. At March 31, 2005, the Company's foreign currency contracts had a notional amount of $59 million Canadian dollars, and the fair value of the contracts of $1.1 million U.S. dollars was reflected on the balance sheet as a receivable and an unrealized pre-tax gain in accumulated other comprehensive income. The weighted average exchange rate for the foreign currency contracts at March 31, 2005 was 0.807 U.S. dollars per Canadian dollar. The contracts extend through January 2006 with the highest value of contracts maturing in each of April, May, June and July 2005. The Company recorded a net pre-tax gain of $0.1 million on foreign currency contracts expiring in the first quarter of 2005.

        During the first quarter of 2005, the Company also entered into a series of pulp futures contracts to hedge fluctuations in pulp prices through December 2006. At March 31, 2005, the Company had future contracts for 279,000 metric tons of pulp with a notional amount of approximately $179 million, and the fair value of the contracts of $1.7 million was reflected on the balance sheet as a receivable and an unrealized pre-tax gain in accumulated other comprehensive income. The weighted average price for the pulp futures contracts at March 31, 2005 was $641 per metric ton. The contracts expire at the rate of 15,000 metric tons per month and 12,000 metric tons per month in 2005 and 2006, respectively. The Company recorded a net pre-tax loss of $1.0 million on pulp futures contracts expiring in the first quarter of 2005. Realized gains and losses on pulp derivatives are recorded in Net sales on the condensed consolidated statements of operations.

        In addition, the Company has a fixed price forward purchase contract to hedge fluctuations in the price of electricity at the Terrace Bay mill. The contract matures ratably through December 31, 2005. At March 31, 2005, the notional amount of the contract was $6.6 million, and the fair value of the contract of $0.1 million was reflected on the balance sheet as a receivable and an unrealized pre-tax gain in accumulated other comprehensive income.

        For the first quarter of 2005, the Company's cash flow hedges were fully effective and consequently resulted in no effect on net income (i.e., changes in fair value were reflected in other comprehensive income). Assuming market rates remain constant with the rates at March 31, 2005, approximately $2.4 million (or $1.5 million after-tax) of the $3.0 million (or $1.9 million after-tax) pre-tax gain included in accumulated other comprehensive income is expected to be recognized in earnings during the next twelve months.

        The notional amounts of the Company's hedging instruments do not represent amounts exchanged by the parties and, as such, are not a measure of exposure to credit loss. The amounts exchanged are determined by reference to the notional amounts and the other terms of the contracts. For a discussion of the Company's cash flow hedges at April 30, 2005, see "Quantitative and Qualitative Disclosures About Market Risk."

Foreign Currency Transactions

        Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in other (income) and expense-net in the condensed consolidated and combined statements of operations. Net foreign currency transaction gains for the three months ended March 31, 2005 and 2004 were $0.8 million and $0.2 million, respectively, including the net loss on expiring currency future contracts described above.

Note 5. Inventories

        The following presents inventories by major class as of March 31, 2005 and December 31, 2004.

	March 31, 2005	December 31, 2004
Raw materials	$31.1	$31.1
Work in Progress	8.2	7.7
Finished goods	47.6	42.1
Supplies and other	14.3	14.4

	101.2	95.3
Excess of FIFO over LIFO cost	(6.8)	(6.6)

Total	$94.4	$88.7

        The FIFO values of total inventories valued on the LIFO method were $35.4 million and $33.5 million at March 31, 2005 and December 31, 2004, respectively.

Note 6. Debt

        The following debt was incurred either as a result of or since the Spin-Off. The Company did not have debt prior to November 30, 2004.

Senior Unsecured Notes

        On November 30, 2004, the Company completed an underwritten offering of ten-year senior unsecured notes (the "Senior Notes") at face amount of $225 million. The Senior Notes bear interest at a rate of 7.375%, payable May 15 and November 15 of each year, commencing on May 15, 2005, and mature on November 15, 2014. The Senior Notes are fully and unconditionally guaranteed by substantially all of the Company's subsidiaries. The Company expects to file a registration statement with the SEC to exchange the unregistered Senior Notes for registered notes with similar terms in the second quarter of 2005. If the Company does not complete the exchange of the Senior Notes within 270 days from the original issuance of the notes (a "Registration Default"), the Company will be obligated to pay additional interest ("Special Interest") on the Senior Notes. Special Interest will accrue at a rate of 0.25% per annum during the 90-day period following a Registration Default and will increase by 0.25% per annum for each subsequent 90-day period to a maximum Special Interest rate of 1.00% per annum. Special Interest is the exclusive remedy for a Registration Default.

Secured Revolving Credit Facility

        On November 30, 2004, the Company entered into a Credit Agreement by and among Neenah, certain of its subsidiaries, the lenders listed in the Credit Agreement and JP Morgan Chase Bank, N.A. as agent for the lenders. Under the Credit Agreement, the Company has a secured revolving credit facility (the "Revolver") that provides for borrowings of up to $150 million. As of March 31, 2005, the Company had no amounts outstanding under the Revolver. Borrowing availability under the Revolver is reduced by outstanding letters of credit ("LOC"). At March 31, 2005, the Company had approximately $5.9 million of LOCs outstanding and $144.1 million of borrowing availability under the Revolver.

        The Senior Notes and the Revolver contain, among other provisions, covenants with which the Company must comply during the term of the agreements. Such covenants restrict the Company's ability to, among other things, incur certain additional debt, make specified restricted payments and capital expenditures, authorize or issue capital stock, enter into transactions with affiliates, consolidate or merge with or acquire another business, sell certain of its assets or liquidate, dissolve or wind-up the Company. In addition, the terms of the Revolver require the Company to achieve and maintain certain specified financial ratios. As of March 31, 2005, the Company was in compliance with all such covenants.

Vendor Financing

        During the first quarter of 2005, the Company obtained vendor financing related to its purchase of enterprise resource planning (ERP) software. At inception, the present value of the financing agreement was $3.6 million (discounted at 7.375%) payable in quarterly installments through January 2008. In addition, the Company issued a short-term note for $2.3 million to finance current year insurance premiums. The note bears interest at the rate of 3.9% and is payable in monthly installments through October 2005.

Note 7. Postretirement and Other Benefits

Pension Plans

        In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) ("SFAS 132"), Employers' Disclosure about Pensions and Other Postretirement Benefits, which the Company adopted in December 2003. SFAS 132 requires the disclosure of the components on net periodic benefit cost recognized during interim periods. The following table presents the components of net periodic benefit cost recognized during the three months ended March 31, 2005 and 2004, respectively.

Components of Net Periodic Benefit Cost

	Pension Benefits		Postretirement Benefits Other than Pensions
	Three Months Ended March 31,
	2005	2004	2005	2004
Service cost	$2.7	$1.8	$0.4	$0.3
Interest cost	5.4	4.7	0.7	0.9
Expected return on plan assets(a)	(6.8)	(5.1)	—	—
Recognized net actuarial loss	1.8	1.4	0.2	0.1
Amortization of unrecognized transition asset	(0.1)	—	—	—
Amortization of prior service cost	0.2	0.1	—	0.1

Net periodic benefit cost	$3.2	$2.9	$1.3	$1.4

(a)
The expected return on plan assets is determined by multiplying the fair value of plan assets at the prior year-end (adjusted for estimated current year cash benefit payments and contributions) by the expected long-term of return.

Note 8. Contingencies and Legal Matters

Litigation

        A subsidiary of Kimberly-Clark is a co-defendant in a vehicle accident lawsuit pending in Ontario (Canada) Superior Court of Justice since August 1998. The plaintiffs in this lawsuit include the driver of one of the vehicles involved in the accident and his passengers. The driver sustained severe injuries, including paralysis, as a result of the accident on a bush road located within a forest where the subsidiary conducts logging operations. The plaintiffs claim that Kimberly-Clark was responsible for maintaining the bush road on which the accident occurred. In particular, the plaintiffs claim that Kimberly-Clark should have cut the trees and other growth on the sides of the bush road and the alleged failure to do so caused or contributed to the cause of the accident. The plaintiffs are seeking significant money damages, plus costs and attorneys fees. Kimberly-Clark has denied liability and has raised numerous defenses in this lawsuit. Pursuant to the Distribution Agreement, the Company will indemnify Kimberly-Clark for liabilities and costs, including attorneys' fees and other costs of defense, arising out of this lawsuit, net of any insurance recovery by Kimberly-Clark. The Company expects this matter to be set for trial in 2006.

        The Company is involved in certain other legal actions and claims arising in the ordinary course of business. While the outcome of these legal actions and claims cannot be predicted with certainty, it is the opinion of management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

Indemnifications

        Pursuant to the Distribution Agreement, the Pulp Supply Agreement, the Employee Matters Agreement and the Tax Sharing Agreement, the Company has agreed to indemnify Kimberly-Clark for certain liabilities or risks related to the Spin-Off. Many of the potential indemnification liabilities under these agreements are unknown, remote or highly contingent, and most are unlikely to ever require an indemnity payment. Furthermore, even in the event that an indemnification claim is asserted, liability for indemnification is subject to determination under the terms of the applicable agreement. For these reasons, the Company is unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of these agreements. However, the Company accrues for any potentially indemnifiable liability or risk under these agreements for which it believes a future payment is probable and a range of loss can be reasonably estimated. As of March 31, 2005, we believe our liability under such indemnification obligations was not material to the consolidated financial statements.

Employees and Labor Relations

        On May 8, 2005, hourly employees at the Pictou pulp mill, represented by Local 440 of the Communications, Energy and Paperworkers Union of Canada, voted in favor of possible strike action if the union and the Company are unable to resolve their differences in negotiations. A union vote in favor of strike action is not uncommon in labor negotiations in Nova Scotia and does not mean that a strike will occur. On May 13, 2005, the government appointed labor conciliator involved in the negotiations submitted his report to the Nova Scotia government. Following the submission of the conciliator's report, a two-week "cooling-off" period is in effect, during which time further negotiations are expected to occur and no strike action by the union or lock-out by the Company can occur. The Pictou collective bargaining agreement, which expired on June 1, 2004, remains in effect by operation of law until a new contract is executed.

Note 9. Restructuring Costs and Asset Impairment Loss

        On May 1, 2005, the Company closed the smaller of the two single-line pulp mills at the Terrace Bay facility (the "No. 1 Mill"). The No. 1 Mill was originally constructed in 1948 and had annual capacity of approximately 125,000 tons of bleached kraft pulp. In conjunction with the closure, the Company offered early retirement and severance packages to approximately 140 employees. The closing was authorized by our Chief Executive Officer on February 28, 2005, pursuant to a resolution of the Board of Directors.

        The Company expects to incur approximately $5.6 million of exit costs in connection with the closure, including one-time termination benefits related to early retirement, severance and defined benefit pension plans of approximately $5.2 million and other associated exit costs of $0.4 million. The

Company recorded approximately $3.5 million for termination benefits related to the closure in the three months ended March 31, 2005. In addition, the Company expects to incur approximately $1.0 million of general expenses related to training of employees. As of March 31, 2005, no employees had been terminated and none of the estimated costs of the closure had been paid. The Company expects activities related to the closure to be substantially complete by the end of 2005.

        Also, in March 2005, the Company recorded a pre-tax, non-cash asset impairment loss of approximately $0.8 million related to the remaining value of the long-lived assets of the No. 1 Mill. Costs associated with the closure, excluding expenses related to employee training, are recorded in Restructuring Costs and Asset Impairment Loss on the condensed consolidated and combined statements of operations.

        As a result of closing the No. 1 Mill, the Company notified Kimberly-Clark of its intention to terminate a part of its commitment to supply and their requirement to purchase northern bleached hardwood kraft pulp pursuant to the terms of the pulp supply agreement. Under the pulp supply agreement, the Company was obligated to provide 40,000, 30,000, 20,000 and 10,000 tons of northern bleached hardwood kraft pulp produced at the Terrace Bay mill annually in 2005, 2006, 2007 and 2008, respectively. The Company's commitment to supply and Kimberly-Clark's requirement to purchase northern bleached hardwood kraft pulp pursuant to the terms of the pulp supply agreement from the Pictou mill (in annual quantities which are identical to those shown above) are unchanged.

Note 10. Business Segment Information

        The Company reports its operations in three segments: Fine Paper, Technical Paper and Pulp. The Fine Paper business is a leading producer of premium writing, text, cover and specialty papers. The Technical Paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses. The Pulp business consists of two mills and related timberlands, which produce northern bleached softwood and hardwood kraft pulp. Each segment requires different technologies and marketing strategies. General corporate expenses are shown as Unallocated corporate costs. Disclosure of segment information is on the same basis that management uses internally for evaluating segment performance and allocating resources.

        The following table summarizes the net sales and income before interest and taxes for each of the Company's business segments.

	Three Months Ended March 31,
Net Sales(a)
	2005	2004
Fine Paper	$57.9	$56.1
Technical Paper	35.9	34.1
Pulp	109.2	114.0
Intersegment sales	(6.4)	(5.8)

Total	$196.6	$198.4

(a)
The above amounts of Net sales for the three months ended March 31, 2004 have been increased from the amounts previously reported to be in conformity with EITF 00-10, which prohibits the netting of shipping and handling costs against revenues. Amounts reflected for "Net sales" in 2004 for the Fine Paper, Pulp, Eliminations and Total increased from the amounts previously reported by $2.1 million, $11.1 million, $(0.6) million and $12.6 million, respectively.

	Three Months Ended March 31,
Operating Income
	2005	2004
Fine Paper	$17.0	$18.2
Technical Paper	4.7	7.1
Pulp	(11.1)	(1.0)
Unallocated corporate costs	(1.7)	—

Total	$8.9	$24.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Neenah Paper, Inc.:

        We have audited the accompanying consolidated balance sheet of Neenah Paper, Inc. and subsidiaries (the "Company") as of December 31, 2004 and the combined balance sheet of the Pulp and Paper Business of Kimberly-Clark Corporation ("Pulp and Paper Business"), consisting of the Fine Paper and Technical Paper divisions and the Canadian pulp operations, as of December 31, 2003, and the related consolidated and combined statements of operations, cash flows and changes in stockholders' equity and in invested equity for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index on page F-1. These consolidated and combined financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying combined financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of the Pulp and Paper Business, which was spun off to Kimberly-Clark Corporation's stockholders as described in Note 1 to the consolidated and combined financial statements, and may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Pulp and Paper Business had operated as a stand-alone company during the periods presented.

        As discussed in Note 17 of notes to consolidated and combined financial statements, the 2004 consolidated and combined financial statements have been restated.

        In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and the Pulp and Paper Business at December 31, 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 30, 2005
(May 13, 2005 as to the effects of the restatement discussed in Note 17)

NEENAH PAPER, INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(In millions, except share and per share data)

	Year Ended December 31,
	2004	2003	2002
Net Sales	$772.1	$710.3	$702.0
Cost of products sold	647.9	602.4	570.4

Gross Profit	124.2	107.9	131.6
Selling, general and administrative expenses	45.8	34.6	33.6
Asset impairment loss (Note 12)	112.8	—	—
Other (income) and expense—net	5.5	10.0	(1.3)

Operating Income (Loss)	(39.9)	63.3	99.3
Interest expense	1.4	—	—

Income (Loss) Before Income Taxes	(41.3)	63.3	99.3
Provision (benefit) for income taxes	(14.9)	24.4	37.0

Net Income (Loss)	$(26.4)	$38.9	$62.3

Earnings (Loss) Per Common Share
Basic	$(1.79)	$2.64	$4.23

Diluted	$(1.79)	$2.64	$4.23

Weighted Average Common Shares Outstanding (in thousands)
Basic	14,738	14,738	14,738

Diluted	14,738	14,738	14,738

See Notes to Consolidated and Combined Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED BALANCE SHEETS

(In millions, except share data)

	December 31,
	2004	2003
	(As Restated)
ASSETS
Current Assets
Cash and cash equivalents	$19.1	$—
Accounts receivable, net	92.4	77.1
Inventories	88.7	85.7
Deferred income taxes	1.2	3.7
Prepaid and other current assets	2.2	4.9

Total Current Assets	203.6	171.4
Property, Plant and Equipment—net	257.6	368.1
Timberlands	5.2	5.2
Deferred Income Taxes	8.4	19.1
Prepaid and Intangible Pension Costs	72.9	24.2
Other Assets	18.0	4.0

TOTAL ASSETS	$565.7	$592.0

LIABILITIES AND STOCKHOLDERS' AND INVESTED EQUITY
Current Liabilities
Trade accounts payable	$43.8	$32.7
Other payables	6.8	6.6
Accrued expenses	36.6	30.4

Total Current Liabilities	87.2	69.7
Long-term Debt	225.0	—
Noncurrent Employee Benefits and Other Obligations	48.0	54.1
Deferred Income Taxes	8.4	34.5

TOTAL LIABILITIES	368.6	158.3

Commitments and Contingencies (Notes 9 and 10)
Stockholders' and Invested Equity
Common stock, par value $0.01—authorized: 100,000,000 shares; issued and outstanding: 14,763,319 shares	0.1	—
Additional paid-in capital	218.3	—
Kimberly-Clark's net investment	—	436.8
Retained deficit	(70.7)	—
Accumulated other comprehensive income (loss)	51.6	(3.1)
Unearned compensation on restricted stock	(2.2)	—

TOTAL STOCKHOLDERS' AND INVESTED EQUITY	197.1	433.7

TOTAL LIABILITIES AND STOCKHOLDERS' AND INVESTED EQUITY	$565.7	$592.0

See Notes to Consolidated and Combined Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' AND INVESTED EQUITY

(Dollars in millions, shares in thousands)

	Common Stock			Kimberly- Clark's Net Investment		Accumulated Other Comprehensive Income (Loss)	Unearned Compensation On Restricted Stock
			Additional Paid-In Capital		Retained Deficit			Comprehensive Income
	Shares	Amount
Balance, December 31, 2001	—	$—	$—	$479.5	$—	$(29.4)	$—
Net income	—	—	—	62.3	—	—	—	$62.3
Other comprehensive income
Unrealized foreign currency translation	—	—	—	—	—	2.5	—	2.5
Minimum pension liability	—	—	—	—	—	(26.5)	—	(26.5)
Other	—	—	—	—	—	0.6	—	0.6

Net cash transfers to Kimberly-Clark	—	—	—	(95.8)	—	—	—	$38.9

Non-cash transfers from Kimberly-Clark	—	—	—	0.5	—	—	—

Balance, December 31, 2002	—	—	—	446.5	—	(52.8)	—
Net income	—	—	—	38.9	—	—	—	$38.9
Other comprehensive income
Unrealized foreign currency translation	—	—	—	—	—	59.7	—	59.7
Minimum pension liability	—	—	—	—	—	(9.4)	—	(9.4)
Other	—	—	—	—	—	(0.6)	—	(0.6)

Net cash transfers to Kimberly-Clark	—	—	—	(50.0)	—	—	—	$88.6

Non-cash transfers from Kimberly-Clark	—	—	—	1.4	—	—	—

Balance, December 31, 2003	—	—	—	436.8	—	(3.1)	—
Net income (loss)	—	—	—	44.3	(70.7)	—	—	$(26.4)
Other comprehensive income
Unrealized foreign currency translation	—	—	—	—	—	24.8	—	24.8
Minimum pension liability	—	—	—	—	—	30.0	—	30.0
Other	—	—	—	—	—	(0.1)	—	(0.1)

Net cash transfers to Kimberly-Clark	—	—	—	(37.6)	—	—	—	$28.3

Adjustment to deferred taxes at Spin-Off (As restated, see Note 17)	—	—	—	(12.7)	—	—	—
Other non-cash transfers to Kimberly-Clark	—	—	—	(1.8)	—	—	—
Spin-Off payment to Kimberly-Clark	—	—	—	(213.0)	—	—	—
Transfer to additional paid-in capital (As restated, see Note 17)	—	—	216.0	(216.0)	—	—	—
Issuance of common stock	14,738	0.1	—	—	—	—	—
Restricted stock awards, less amortization	25	—	2.3	—	—	—	(2.2)

Balance, December 31, 2004 (As restated, see Note 17)	14,763	$0.1	$218.3	$—	$(70.7)	$51.6	$(2.2)

See Notes to Consolidated and Combined Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES
Net income (loss)	$(26.4)	$38.9	$62.3
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	36.0	35.3	34.3
Asset impairment loss	112.8	—	—
Deferred income tax benefit	(43.6)	(8.2)	(1.7)
Loss on asset dispositions	3.1	0.1	3.1
Net cash provided by (used in) changes in operating working capital
Accounts receivable	(14.1)	(3.6)	2.3
Inventories	(9.4)	(5.8)	21.4
Prepaid and other current assets	2.4	0.5	(0.6)
Trade accounts payable	11.1	6.1	(0.8)
Other payables	0.2	(4.0)	(5.4)
Accrued expenses	5.6	3.6	(2.3)
Foreign currency effects on working capital	5.7	13.5	0.7
Pension and other postretirement benefits	(7.4)	(1.3)	(1.3)
Other	—	(1.5)	(0.2)

NET CASH PROVIDED BY OPERATING ACTIVITIES	76.0	73.6	111.8

INVESTING ACTIVITIES
Capital expenditures	(19.1)	(24.4)	(18.4)
Proceeds from dispositions of property	0.1	1.9	1.7
Other	(0.1)	(1.1)	0.7

NET CASH USED IN INVESTING ACTIVITIES	(19.1)	(23.6)	(16.0)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	225.0	—	—
Debt issuance costs	(12.2)	—	—
Short-term borrowings	10.0	—	—
Repayments of short-term borrowings	(10.0)	—	—
Spin-Off payment to Kimberly-Clark	(213.0)	—	—
Net transfers to Kimberly-Clark	(37.6)	(50.0)	(95.8)

NET CASH USED IN FINANCING ACTIVITIES	(37.8)	(50.0)	(95.8)

NET INCREASE IN CASH AND CASH EQUIVALENTS	19.1	—	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	—	—	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$19.1	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during year for interest	$—	$—	$—

Cash paid during year for income taxes	$—	$—	$—

Non-cash transfers (to) from Kimberly-Clark	$(14.5)	$1.4	$0.5

See Notes to Consolidated and Combined Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Dollars in millions, except as noted)

Note 1. Background and Basis of Presentation

Background

        Neenah Paper, Inc. ("Neenah" or the "Company"), a Delaware corporation, was incorporated in April 2004 in contemplation of the spin-off by Kimberly-Clark Corporation ("Kimberly-Clark") of its Canadian pulp business and its fine paper and technical paper businesses in the United States (collectively, the "Pulp and Paper Business"). The Canadian pulp business consists of the Terrace Bay, Ontario pulp mill and the Pictou, Nova Scotia pulp mill and related timberlands. The fine paper business is a leading producer of premium writing, text, cover and specialty papers. The technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses.

        On November 30, 2004, Kimberly-Clark completed the distribution of all of the shares of Neenah's common stock to the stockholders of Kimberly-Clark (the "Spin-Off"). Kimberly-Clark stockholders received a dividend of one share of Neenah's common stock for every 33 shares of Kimberly-Clark common stock held. Based on a private letter ruling received by Kimberly-Clark from the Internal Revenue Service, receipt of the Neenah shares in the Spin-Off was tax-free for U.S. federal income tax purposes. As a result of the Spin-Off, Kimberly-Clark transferred all of the assets and liabilities of the Pulp and Paper Business to Neenah. In addition, Kimberly-Clark transferred certain assets and liabilities of Kimberly-Clark sponsored employee benefit plans to the Company. Following the Spin-Off, Neenah is an independent public company and Kimberly-Clark has no continuing stock ownership.

Basis of Consolidation and Presentation

        The consolidated and combined financial statements include the financial statements of the Company, and its wholly owned and majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

        The consolidated and combined financial statements reflect the consolidated operations of Neenah and its subsidiaries as a separate, stand-alone entity subsequent to November 30, 2004, combined with the historical operations of the Pulp and Paper Business which were operated as part of Kimberly-Clark prior to the Spin-Off. The combined financial statements for periods through November 30, 2004 have been derived from the consolidated financial statements and accounting records of Kimberly-Clark using the historical results of operations and the historical basis of assets and liabilities of the Pulp and Paper Business. Management believes the assumptions underlying the combined financial statements for these periods are reasonable. However, the combined financial statements included herein for periods through November 30, 2004 do not reflect the Pulp and Paper Business' results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Pulp and Paper Business been a stand-alone company during the periods presented. See Note 11 for transactions with Kimberly-Clark.

        Kimberly-Clark's investment in the Pulp and Paper Business is shown as "Kimberly-Clark's net investment" in the combined financial statements through November 30, 2004 because no direct ownership relationship existed among the entities that comprised the Pulp and Paper Business. Intercompany accounts between the Pulp and Paper Business and Kimberly-Clark are combined with "Kimberly-Clark's net investment." As of November 30, 2004, the balance reflected in "Kimberly-Clark's net investment" was transferred to "Additional paid-in capital" of Neenah. "Retained deficit" reflected in the consolidated financial statements represents net losses beginning December 1, 2004.

        Basic earnings (loss) per share were computed by dividing net loss by the number of weighted average shares of common stock outstanding during the 2004 reporting period. Diluted earnings (loss) per share were calculated to give effect to all potentially dilutive common shares. In 2004, approximately 875,000 potentially dilutive options that were "out-of-the-money" were excluded from the computation of dilutive common shares. In addition, as a result of the net loss in 2004, the assumed incremental 60,683 shares resulting from the exercises of "in-the-money" stock options and the vesting of restricted stock and restricted stock units were excluded from the diluted earnings per share calculation, as the effect would have been anti-dilutive.

        For 2003 and 2002, basic and diluted earnings per share were computed using the number of shares of Neenah common stock outstanding on November 30, 2004, the date on which Neenah common stock was distributed to the stockholders of Kimberly-Clark.

        Prior to the Spin-Off, certain corporate, general and administrative expenses of Kimberly-Clark were allocated to the Pulp and Paper Business, using a three factor formula comprised of net sales, total assets and employee head count. In the opinion of management, such an allocation is reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had the Pulp and Paper Business been operating as an independent company. General corporate overhead primarily includes information technology, accounting, cash management, legal, tax, insurance and public relations. These expenses amounted to $0.5 million, $0.7 million and $0.8 million in 2004, 2003 and 2002, respectively. Subsequent to November 30, 2004, the Company performed these functions using its own resources or purchased services, some of which were provided by Kimberly-Clark pursuant to a Corporate Services Agreement (See Note 11).

        Kimberly-Clark used a centralized approach to cash management and the financing of its operations. Cash deposits from the Pulp and Paper Business prior to the Spin-Off were transferred to Kimberly-Clark on a regular basis and were netted against Kimberly-Clark's net investment account. Consequently, none of Kimberly-Clark's cash, cash equivalents or debt was allocated to the Pulp and Paper Business in the combined financial statements for periods through November 30, 2004.

        Changes in Kimberly-Clark's net investment represent any funding from Kimberly-Clark for working capital and capital expenditures after giving effect to the Pulp and Paper Business' transfers to Kimberly-Clark of its cash flows from operations.

Cash Payment to Kimberly-Clark

        On November 30, 2004, the Company paid a Spin-Off payment of $213 million to a Kimberly-Clark subsidiary primarily from the proceeds of a $225 million principal amount senior note offering (See Note 5).

Income Taxes

        For periods prior to November 30, 2004, income tax provisions and related deferred tax assets and liabilities of the Pulp and Paper Business were calculated on a separate tax return basis. However, Kimberly-Clark managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Pulp and Paper Business would have followed as a stand-alone entity.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Significant management judgment is required in determining the accounting for, among other things, pension and postretirement benefits, retained insurable risks, allowances for doubtful accounts, useful lives for depreciation and amortization, future cash flows associated with impairment testing for long-lived assets, income taxes and contingencies.

Revenue Recognition

        The Company recognizes sales revenue when all of the following have occurred: (1) delivery has occurred, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated free on board ("FOB") shipping point. For sales transactions designated FOB destination, revenue is recorded when the product is delivered to the customer's delivery site. With the exception of pulp sales to Kimberly-Clark and certain other customers, the Company's sales terms are FOB shipping point and revenue is recognized at the time of shipment. For pulp sales to Kimberly-Clark and other customers that are designated FOB destination, revenue is recognized when the product is delivered to the customer's delivery site. Sales are reported net of allowable discounts and estimated returns. Reserves for cash discounts, trade allowances, credit losses and sales returns are estimated using historical experience.

        Pursuant to the new pulp supply agreement, sales terms to Kimberly-Clark subsequent to the Spin-Off were changed to FOB destination rather than FOB shipping point. As a result, net sales in December 2004 were reduced by $12.9 million, reflecting the one-time effect of this change in terms.

Shipping and Handling Costs

        All amounts billed to customers in a sales transaction related to shipping and handling are recorded as revenue, and costs incurred by the Company for shipping and handling are recorded as costs of products sold.

        Certain prior years' amounts of shipping and handling costs have been adjusted in the combined statements of operations to be in conformity with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, which became effective in 2000 and which prohibits the netting of such costs against revenues. Accordingly, amounts reflected for 2003 and 2002 for "Net sales" and "Cost of products sold" in the combined statements of operations have been increased from the amounts previously reported by $44.5 million and $44.0 million, respectively. This adjustment had no effect on the amount of "Gross profit" or any other captioned amounts in the combined statements of operations.

Cash and Cash Equivalents

        Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions.

Inventories

        U.S. inventories are valued at the lower of cost, using the Last-In, First-Out (LIFO) method for financial reporting purposes, or market. Canadian inventories are valued at the lower of cost, using either the First-In, First-Out (FIFO) or a weighted-average cost method, or market. Cost includes labor, materials and production overhead. Inventories of the Canadian pulp operations include both roundwood (logs) and wood chips. These inventories are located both at the pulp mills and at various timberlands locations. In accordance with industry practice, physical inventory counts utilize "scaling" techniques to estimate quantities of roundwood, as well as various electronic devices to calculate wood chip inventory amounts. These techniques historically have provided reasonable estimates of such inventories.

Foreign Currency

        Balance sheet accounts of the Canadian pulp operations are translated from Canadian dollars into U.S. dollars at period-end exchange rates, and income and expense are translated at average exchange rates during the period. Translation gains or losses related to net assets located in Canada are shown as a component of accumulated other comprehensive income (loss) in stockholders' and invested equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in other (income) and expense-net in the combined statements of operations. Net foreign currency transaction gains (losses) for 2004, 2003 and 2002 were $(5.1) million, $(10.0) million and $0.6 million, respectively.

Property and Depreciation

        Property, plant and equipment is stated at cost, less accumulated depreciation. Certain costs of software developed or obtained for internal use are capitalized. When property, plant and equipment is sold or retired, the costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are recorded in other (income) and expense—net. For financial reporting purposes, depreciation is principally computed on the straight-line method over the estimated useful asset lives. Weighted average useful lives are approximately 40 years for buildings, 10 years for land improvements and 18 years for machinery and equipment. The cost of permanent and secondary logging roads is capitalized and amortized over the estimated useful lives of the roads, primarily 20 years. The cost of tertiary roads (which are not permanent) is expensed as incurred. For income tax purposes, accelerated methods of depreciation are used.

        Estimated useful lives are periodically reviewed and, when warranted, changes are made to them. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated undiscounted future pre-tax cash flows from the use of the asset are less than its carrying amount.

        Measurement of an impairment loss would be based on the excess of the carrying amount of the asset over its fair value. Fair value is generally measured using discounted cash flows. See Note 12 for discussion of asset impairment losses recorded in December 2004 related to Terrace Bay's long-lived assets.

        The costs of major rebuilds and replacements of plant and equipment are capitalized, and the cost of maintenance performed on manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities are expensed as incurred.

Timberlands

        Timberlands are stated at cost, less the accumulated cost of timber previously harvested. The Company's owned timberlands have long-rotation and growing cycles averaging over 40 years. Capitalized costs for these timberlands include site preparation, initial planting and seeding. The costs of fertilization, control of competition (brush control) and seedling protection activities (principally herbicide and insecticide applications) during the stand establishment period also are capitalized. The Company charges capitalized costs, excluding land, to operations at the time the wood is harvested, based on periodically determined depletion rates.

        Fertilization, control of competition and seedling protection activities following the stand establishment period are expensed as incurred. The Company pays stumpage fees for wood harvested under long-term licenses and charges such costs to operations as incurred. Costs of administration, insurance, property taxes, and interest are expensed as incurred.

        The Company distinguishes between costs associated with pre-merchantable timber and costs associated with merchantable timber. Costs of merchantable timber are currently depletable, whereas costs of pre-merchantable timber are not yet depletable. Timberland depletion rates for owned timberlands are calculated periodically, based on capitalized costs and the total estimated volume of timber that is mature enough to be harvested and processed. Timber inventory volume is determined by adding an estimate of current-year growth to the prior-year ending balance, less the current-year harvest. The volume and growth estimates are tested periodically using statistical sampling techniques. The depletion rate calculated at the end of the year is used to calculate the cost of timber harvested in the subsequent year.

Research Expense

        Research and development costs are charged to expense as incurred and are recorded in "Selling, general and administrative expenses" on the Consolidated and Combined Statement of Operations.

Fair Value of Financial Instruments

        The carrying amounts reflected in the Consolidated and Combined Balance Sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The fair value of long-term debt is estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of arrangements. The fair value of the Company's long-term debt at December 31, 2004 was $228.4 million compared to the carrying value of $225.0 million.

Other Comprehensive Income

        Comprehensive income includes, in addition to net income, unrealized gains and losses recorded directly into a separate section of stockholders' equity on the consolidated and combined balance sheet. These unrealized gains and losses are referred to as other comprehensive income items. The accumulated other comprehensive income (loss) shown on the consolidated and combined balance sheets consists primarily of foreign currency translation and minimum pension liability adjustments. The foreign currency translation adjustments are not adjusted for income taxes since they relate to indefinite investments in the Canadian pulp operations.

        The changes in the components of other comprehensive income (loss) are as follows:

	Year Ended December 31,
	2004			2003			2002
	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Net Amount
Unrealized foreign currency translation	$24.8	$—	$24.8	$59.7	$—	$59.7	$2.5	$—	$2.5
Minimum pension liability	46.3	(16.3)	30.0	(14.5)	5.1	(9.4)	(41.1)	14.6	(26.5)
Other	(0.2)	0.1	(0.1)	(0.9)	0.3	(0.6)	0.9	(0.3)	0.6

Other comprehensive income (loss)	$70.9	$(16.2)	$54.7	$44.3	$5.4	$49.7	$(37.7)	$14.3	$(23.4)

        Accumulated balances of other comprehensive income (loss), net of applicable income taxes are as follows:

	December 31,
	2004	2003
Unrealized foreign currency translation	$57.9	$33.1
Minimum pension liability (net of income taxes benefits of $3.6 and $19.9)	(6.3)	(36.3)
Other	—	0.1

Accumulated other comprehensive income (loss)	$51.6	$(3.1)

Stock Based Employee Compensation

        The Company's stock based employee compensation plan is described in Note 7. As permitted by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), the Company continues to use the intrinsic value method permitted by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations to account for stock option grants. No employee compensation has been charged to earnings because the exercise prices of all stock options granted have been equal to the market value of the Company or Kimberly-Clark's common stock at the date of grant. Had compensation expense been recorded under the provisions of SFAS 123, the impact on the Company's net income (loss) and income (loss) per share would have been:

	Year Ended December 31,
	2004	2003(a)	2002(a)
	(Dollars in millions, except per share)
Reported net income (loss)	$(26.4)	$38.9	$62.3
Pro forma compensation expense, net of tax	(1.2)	—	—

Pro forma net income (loss)	$(27.6)	$38.9	$62.3

Reported net income (loss) per share:
Basic	$(1.79)	$2.64	$4.23

Diluted(b)	$(1.79)	$2.64	$4.23

Pro forma net income (loss) per share:
Basic	$(1.87)	$2.64	$4.23

Diluted(b)	$(1.87)	$2.64	$4.23

(a)
The pro forma effect of stock options on net income is only presented for periods after November 30, 2004, the date on which Neenah common stock was distributed to stockholders of Kimberly-Clark.

(b)
As a result of the net loss in 2004, the assumed incremental 60,683 shares resulting from the exercises of stock options and the vesting of restricted stock and restricted stock units were excluded for the diluted earnings per share calculation, as the effect would have been anti-dilutive.

        The weighted-average fair value at date of grant for options granted after the Spin-Off and for Kimberly-Clark options converted on November 30, 2004 was $11.71 per share and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions (See Note 7 for a discussion of the 2004 option grants at a weighted average exercise price $31.81):

2004
Expected life in years	4.7
Interest rate	3.6%
Volatility	36.3%
Dividend yield	1.2%

        In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment ("SFAS 123R"), which revises SFAS 123, Accounting for Stock-Based Compensation. SFAS 123R also supersedes APB 25, Accounting for Stock Issued to Employees, and amends SFAS 95, Statement of Cash

Flows (See Accounting Standards Changes below for a discussion of other standards). In general, the accounting required by SFAS 123R is similar to that of SFAS 123. However, SFAS 123 gave companies a choice to either recognize the fair value of stock options in their income statements or to disclose the pro forma income statement effect of the fair value of stock options in the notes to the financial statements. SFAS 123R eliminates that choice and requires the fair value of all share-based payments to employees, including the fair value of grants of employee stock options, be recognized in the income statement, generally over the option vesting period. SFAS 123R must be adopted no later than July 1, 2005. Early adoption is permitted.

        SFAS 123R permits adoption of its requirements using one of two transition methods:

  (1)
  A modified prospective transition ("MPT") method in which compensation cost is recognized beginning with the effective date (a) for all share-based payments granted after the effective date and (b) for all awards granted to employees prior to the effective date that remain unvested on the effective date.

  (2)
  A modified retrospective transition ("MRT") method which includes the requirements of the MPT method described above, but also permits restatement of financial statements based on the amounts previously disclosed under SFAS 123's pro forma disclosure requirements either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

        The Company is currently evaluating the timing and manner in which it will adopt SFAS 123R.

        The Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, has recognized no compensation cost for employee stock options. Accordingly, adoption of SFAS 123R's fair value method will have an effect on results of operations, although it will have no impact on overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had SFAS 123R been adopted in prior periods, the effect would have approximated the SFAS 123 pro forma net income and earnings per share disclosures shown.

        SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently required, thereby reducing net operating cash flows and increasing net financing cash flows in periods after adoption. Such amounts cannot be estimated for future periods because they depend on, among other things, when employees will exercise the stock options and the market price of the Company's stock at the time of exercise.

Accounting Standards Changes

        In May 2003, SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity was issued. SFAS 150 requires that certain instruments classified as part of stockholders' equity or between stockholders' equity and liabilities be classified as liabilities. The Company has no instruments that were affected by SFAS 150.

        In December 2003, FIN 46 (Revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB 51, ("FIN 46R") was issued effective for the first interim or annual period ending after December 31, 2003. FIN 46R requires consolidation of entities in which the Company is the primary beneficiary, despite not having voting control. Likewise, it does not permit consolidation of entities in which Neenah has voting control but is not the primary beneficiary. The Company currently has no interests in any variable interest entities. Accordingly, adoption of FIN 46R had no effect on the consolidated and combined financial statements.

        In December 2003, SFAS 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, ("SFAS 132R") was issued. SFAS 132R revises the disclosures for pension plans and other postretirement benefit plans. The Company has adopted the annual and interim disclosure requirements of SFAS 132R.

        In May 2004, FASB Staff Position 106-2 ("FSP 106-2"), Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 was issued. See Note 6 where implementation is discussed.

        In November 2004, SFAS 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4, ("SFAS 151") was issued. SFAS 151 clarifies the accounting for abnormal amounts of facility expenses, freight, handling costs, and spoilage. It also requires that allocation of fixed production overheads to inventory be based on the normal capacity of production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of SFAS 151 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

        In December 2004, SFAS 153, Exchange of Nonmonetary Assets—an amendment of APB Opinion No. 29, ("SFAS 153") was issued. SFAS 151 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of SFAS 153 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Note 3. Risk Management

        The Company is exposed to risks such as changes in foreign currency exchange rates and pulp prices. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All foreign currency derivative instruments are either exchange traded or entered into with major financial institutions. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

        In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company records all derivative instruments as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, as appropriate. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives that have not been designated as hedging instruments is included in current income in the period that changes in fair value occur.

Pulp Price and Foreign Currency Risk

        The operating results, cash flows and financial condition of the Company are subject to pulp price risk. Pulp prices, which are set in U.S. dollars, are determined by industry supply and demand. The average published industry index price of a metric ton of northern softwood kraft pulp in U.S. dollars was $565 in 2001, $487 in 2002, $553 in 2003 and $637 in 2004. The year-over-year decrease of $78 per ton in the average published industry index price in 2002 resulted in a decline in gross sales of approximately $44 million, whereas the year-over-year increases of $66 per ton and $84 per ton in the average published industry index price in 2003 and 2004, respectively, resulted in an increase in gross sales of approximately $36 million and $46 million, respectively.

        Because the price of pulp is set in U.S. dollars and the Company's cost of producing pulp is incurred principally in Canadian dollars, the profitability of the Company's pulp operations is subject to foreign currency risk. The foreign currency and pulp price risks are managed from time-to-time by the use of foreign currency forward and pulp futures contracts. The use of these instruments allows management of this transactional exposure to exchange rate and pulp price fluctuations because the gains or losses incurred on the derivative instruments are intended to offset, in whole or in part, losses or gains on the underlying transactional exposure. Translation exposure is not hedged.

        In addition, the Company is subject to price risk for utilities which are used in its manufacturing operations. Derivative instruments are used to hedge this risk when it is deemed prudent to do so.

Cash Flow Hedges

        The Company's cash flow hedges were effective in 2004, 2003 and 2002 and consequently resulted in no net income effect. During the same period in which the hedged forecasted transactions affected earnings, the Company reclassified $0.6 million, $(0.5) million and $(0.8) million of after-tax (gains) losses from accumulated other comprehensive income to earnings in 2004, 2003 and 2002, respectively. At December 31, 2004, the Company expects to reclassify less than $0.1 million of after-tax gains from accumulated other comprehensive income to earnings during the next twelve months. In December 2004, the Company's Canadian subsidiary entered into a foreign currency forward exchange contract, designated as a cash flow hedge of U.S dollar denominated pulp sales, in a notional principal amount of $25 million Canadian dollars and having a fair market value of $0.4 million at December 31, 2004. The contract matures ratably during the first quarter of 2005. In addition, the Company has a fixed price forward purchase contract to hedge fluctuations in the price of electricity at the Terrace Bay mill. The contract has a notional value of approximately $8.6 million and the fair market liability value of the contract was less than $0.1 million at December 31, 2004.

Note 4. Income Taxes

        Income tax expense in the Company's consolidated and combined financial statements has been calculated on a separate tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the U.S. federal statutory income tax rate:

	Year Ended December 31,
	2004	2003	2002
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax effect	2.4	4.2	4.1
Canadian investment tax credits	—	—	(1.7)
Other differences—net	(1.3)	(0.7)	(0.1)

Effective income tax rate	36.1%	38.5%	37.3%

        The following table presents the U.S. and Canadian components of income before income taxes and the provision for income taxes:

	Year Ended December 31,
	2004	2003	2002
Income before income taxes:
U.S.	$79.2	$81.5	$100.0
Canada	(120.5)	(18.2)	(0.7)

Total	(41.3)	63.3	99.3

Provisions for income taxes:
Current:
Federal	26.6	28.5	23.2
State and local	2.1	4.5	6.6
Canadian	—	(0.4)	8.9

Subtotal	28.7	32.6	38.7

Deferred:
Federal	(0.2)	(2.1)	9.0
State and local	—	(0.5)	(0.3)
Canadian	(43.4)	(5.6)	(10.4)

Subtotal	(43.6)	(8.2)	(1.7)

Total	$(14.9)	$24.4	$37.0

        The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The components of deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
Net current deferred income tax assets:
Accrued liabilities	$2.4	$5.3
Other	(1.2)	(1.6)

Net current deferred income tax assets	$1.2	$3.7

Net noncurrent deferred income tax assets:
Canadian timberlands	$72.3	$33.9
Employee benefits	11.7	10.7
Accumulated depreciation	(72.9)	(26.0)
Other	(2.7)	0.5

Net noncurrent deferred income tax assets	$8.4	$19.1

Net noncurrent deferred income tax liabilities:
Accumulated depreciation	$8.4	$33.3
Other	—	1.2

Net noncurrent deferred income tax liabilities	$8.4	$34.5

        No valuation allowance has been provided on deferred income tax assets. In determining the need for valuation allowances, the Company considers many factors, including the specific taxing jurisdiction, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance would be recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

        As part of the Spin-Off transaction, the Company paid a one-time Spin-Off payment of $213 million to Kimberly-Clark to fund the purchase of the Canadian pulp assets and related timberlands. In accordance with EITF 94-10, Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under FASB Statement No. 109, the tax effects of the resulting change in the tax bases of the assets and liabilities were reflected in stockholders' and invested equity. The Company recorded a net credit to deferred income tax assets of approximately $12.7 million and an offsetting charge to "Kimberly-Clark's net investment" on the consolidated and combined balance sheet and statement of changes in stockholders' and invested equity.

        All of the operations of the Pulp and Paper Business were included in the consolidated income tax returns of Kimberly-Clark. Kimberly-Clark agreed to indemnify the Company for all income tax liabilities and retain rights to all tax refunds relating to the Pulp and Paper Business in its consolidated income tax returns for periods through the date of the Spin-Off. Accordingly, the consolidated and combined balance sheets do not include current or prior period income tax receivables or payables related to the Pulp and Paper Business.

        The Company's stock was distributed in a tax-free spin-off. Under terms of the tax sharing agreement between the Company and Kimberly-Clark, the Company could be liable for any income taxes if it commits a tainting event that destroys the tax free nature of the Spin-Off.

Note 5. Debt

        The following debt was incurred either as a result of or since the Spin-Off. The Company did not have debt prior to November 30, 2004. At December 31, 2004, the Company had no required debt payments during the next five years.

Senior Unsecured Notes

        On November 30, 2004, the Company completed an underwritten offering of ten-year senior unsecured notes (the "Senior Notes") at face amount of $225 million. The Senior Notes bear interest at a rate of 7.375%, payable May 15 and November 15 of each year, commencing on May 15, 2005, and mature on November 15, 2014. The proceeds from this offering were used to pay a special payment of $213 million to Kimberly-Clark at the Spin-Off. The Senior Notes are fully and unconditionally guaranteed by substantially all of the Company's subsidiaries. The Company expects to file a registration statement with the Securities Exchange Commission to exchange the unregistered Senior Notes for registered notes with similar terms in the second quarter of 2005. If the Company does not complete the exchange of the Senior Notes within 270 days from the original issuance of the notes (a "Registration Default"), the Company will be obligated to pay additional interest ("Special Interest") on the Senior Notes. Special Interest will accrue at a rate of 0.25% per annum during the 90-day period following a Registration Default and will increase by 0.25% per annum for each subsequent 90-day period to a maximum Special Interest rate of 1.00% per annum. Special Interest is the exclusive remedy for a Registration Default.

Secured Revolving Credit Facility

        On November 30, 2004, the Company entered into a Credit Agreement by and among Neenah, certain of its subsidiaries, the lenders listed in the Credit Agreement and JP Morgan Chase Bank, N.A. as agent for the lenders. Under the Credit Agreement, the Company has a secured revolving credit facility (the "Revolver") that provides for borrowings of up to $150 million. As of December 31, 2004, the Company had no amounts outstanding under the Revolver.

        Under the Revolver, up to $20 million is available for the issuance of letters of credit ("LOCs") on the Company's behalf. Borrowing availability under the Revolver is reduced by outstanding LOCs. At December 31, 2004, the Company had approximately $6.1 million of LOCs outstanding and $143.9 million of borrowing availability under the Revolver. Amounts outstanding under the Revolver may be repaid, in whole or in part, at any time without premium or penalty except for specified make-whole payments on LIBOR-based loans.

        The Revolver is secured by substantially all of the Company's assets, including the capital stock of our subsidiaries and is guaranteed by Neenah Paper Company of Canada, a wholly-owned subsidiary. The Revolver will terminate on November 30, 2008. Availability under the Revolver will fluctuate over time depending on the value of inventory, receivables and various capital assets.

        The interest rate applicable to borrowings under the Revolver will be either (1) the applicable base rate plus 0.25% to 0.75% or (2) a LIBOR-based rate ranging from LIBOR plus 1.75% to LIBOR plus 2.25%. Interest is computed based on actual days elapsed in a 360-day year, payable monthly in arrears for base rate loans, or for LIBOR loans, payable monthly in arrears and at the end of the applicable interest period. The commitment is subject to an annual facility fee of 0.375% on the average daily unused amount of the commitment.

        The Senior Notes and the Revolver contain, among other provisions, covenants with which the Company must comply during the term of the agreements. Such covenants restrict the Company's ability to, among other things, incur certain additional debt, make specified restricted payments and capital expenditures, authorize or issue capital stock, enter into transactions with affiliates, consolidate or merge with or acquire another business, sell certain of its assets or liquidate, dissolve or wind-up the Company. In addition, the terms of the Revolver require the Company to achieve and maintain certain specified financial ratios. At December 31, 2004, the Company was in administrative default under the Credit Agreement for failure to provide financial statements in a timely manner. On January 31, 2005, the Credit Agreement was amended to waive the event of default. As of December 31, 2004, the Company was in compliance with all other such covenants.

        The Company's ability to pay cash dividends on its Common Stock is limited under the terms of both the Credit Agreement and the Senior Notes. Pursuant to the terms of these agreements, the Company's ability to pay cash dividends on its common stock is limited to the lesser of 50% of Consolidated Net Income (as defined) or a total of $10.0 million in a twelve-month period.

Note 6. Postretirement and Other Benefits

Pension Plans

        Substantially all active employees of the Pulp and Paper Business participated in Kimberly-Clark's defined benefit pension plans and defined contribution retirement plans. On November 30, 2004, the Company assumed responsibility for pension and postretirement benefit obligations for active employees of the Pulp and Paper Business and former employees of the Canadian pulp operations. Pension and postretirement benefit obligations related to former employees of the U.S. paper operations were retained by Kimberly-Clark.

        Pension assets related to active employees of the U.S. paper operations for which the Company assumed responsibility were transferred from a Kimberly-Clark pension trust to a new trust for a pension plan established by the Company. The new pension plan provides for substantially similar benefits and credits such employees for service earned with Kimberly-Clark.

        The Company's funding policy for its qualified defined benefit plans is to contribute assets to fully fund the accumulated benefit obligation ("ABO"). Subject to regulatory and tax deductibility limits, any funding shortfall is to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by the taxing authorities are not funded.

        The Company uses the fair value of pension plan assets to determine pension expense, rather than averaging gains and losses over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of the assets and the actual return based on the fair value of assets. As of December 31, 2004, the Company's plans had cumulative unrecognized investment losses and other actuarial losses of approximately $128.3 million.

        A minimum pension liability for underfunded plans representing the excess of the unfunded ABO over previously recorded net pension liabilities has been reflected on the consolidated and combined balance sheet. The minimum pension liability is included in noncurrent employee benefits and other obligations on the consolidated and combined balance sheets. An offsetting amount is included as an intangible asset to the extent of unrecognized prior service cost, and the balance is included in accumulated other comprehensive income. In 2004, the accrual for the additional minimum pension liability decreased as the effect of a decrease in the discount rate used to estimate the ABO was more than offset by an increase in the fair value of pension plan assets. A decrease in 2003 in the discount rate used to estimate the ABO was the principal cause of the 2003 increase in the accrual for the additional minimum pension liability.

        The following is a summary of amounts related to the minimum pension liability recorded in other comprehensive income:

	December 31,
	2004	2003
Minimum pension liability	$12.0	$62.6
Less intangible asset	2.1	6.4

Accumulated other comprehensive income	$9.9	$56.2

Other Postretirement Benefit Plans

        Prior to the Spin-Off, the employees of the Pulp and Paper Business participated in Kimberly-Clark's health care and life insurance benefit plans, which covered substantially all retirees and active employees. Certain benefits were based on years of service and/or age at retirement. The plans were principally noncontributory for employees who were eligible to retire before December 31, 1992 and contributory for most employees who retire after January 1, 1993. Kimberly-Clark provided no subsidized benefits to most employees hired after 2003. On November 30, 2004, the Company assumed responsibility for obligations for the active employees of the Company and former employees of the Canadian pulp operations. The Company established new health care and life insurance benefit plans to provide substantially similar benefits and credit such employees for service earned with Kimberly-Clark.

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") became law. Among other things, the Act provides a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. On April 1, 2004, FASB Staff Position 106-2 ("FSP 106-2"), Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003, was adopted. Adoption of FSP 106-2 reduced the Company's accumulated postretirement benefit obligation by approximately $6.8 million and resulted in an unrecognized actuarial gain of a similar amount. Adoption resulted in a $0.3 million reduction in postretirement benefits cost for the year ended December 31, 2004.

        Prior to 2004, the U.S. plans limited Kimberly-Clark's future annual per capita retiree medical benefits to no more than 200% of the 1992 annual per capita cost. These plans reached this limitation (the "Cap") and were amended during 2003. Among other things, the amendments index the Cap by 3% annually beginning in 2005 for certain employees retiring on or before April 1, 2004 and limit the future cost for retiree health care benefits to a defined fixed per capita cost for certain employees retiring after April 1, 2004. At December 31, 2004, the assumed inflationary pre-65 health care cost trend rate used to determine year-end obligations was 8.7%, decreasing to 7.8% in 2006, and then gradually decreasing to an ultimate rate of 5.0% in 2011. The assumed inflationary post-65 health care cost trend rate used to determine year-end obligations was 8.8%, decreasing to 7.9% in 2006, and gradually decreasing to an ultimate rate of 5.0% in 2011. The assumed inflationary pre-65 health care cost trend rate used to determine obligations at December 31, 2003 and cost for the year ended December 31, 2004 was 7.7% in 2004, decreasing to 6.7% in 2005, and gradually decreasing to an ultimate rate of 5.0% in 2010. The assumed inflationary post-65 health care cost trend rate used to determine obligations at December 31, 2003 and cost for the year ended December 31, 2004 was 8.1% in 2004 decreasing to 7.1% in 2005, and gradually decreasing to an ultimate rate of 5.1% in 2010.

        An accrued benefit obligation for other postretirement benefits assumed by the Company is reflected in noncurrent employee benefits and other obligations on the consolidated and combined balance sheet.

        The following table reconciles the benefit obligations, plan assets, funded status and net liability information of the Company's pension and other benefit plans.

	Pension Benefits		Postretirement Benefits Other than Pensions
	Year Ended December 31,
	2004	2003	2004	2003
Change in Benefit Obligation:
Benefit obligation at beginning of year	$328.7	$234.5	$50.5	$34.7
Service cost	9.1	7.6	1.2	1.2
Interest cost	24.2	17.5	3.4	2.6
Currency	23.2	43.7	3.2	5.4
Actuarial loss (gain)	19.5	35.4	(1.8)	7.4
Benefit payments from plans	(10.9)	(10.4)	(1.1)	(1.0)
Adjustment related to Spin-Off	(8.1)	—	(0.4)	—
Participant contributions	0.5	0.5	—	—
Other	(0.1)	(0.1)	—	0.2

Benefit obligation at end of year	$386.1	$328.7	$55.0	$50.5

Change in Plan Assets:
Fair value of plan assets at beginning of year	$275.3	$198.5	$—	$—
Actual gain on plan assets	35.1	35.4	—	—
Employer contributions	16.6	16.2	1.1	1.0
Currency	19.6	35.1	—	—
Benefit payments	(10.9)	(10.4)	(1.1)	(1.0)
Participant contributions	0.5	0.5	—	—
Adjustment related to Spin-Off	(7.7)	—	—	—

Fair value of plan assets at end of year	$328.5	$275.3	$—	$—

Funded Status:
Benefit obligation in excess of plan assets	$(57.6)	$(53.4)	$(55.0)	$(50.5)
Unrecognized net actuarial loss	128.3	113.3	14.2	10.7
Unrecognized transition amount	(0.7)	(0.8)	—	—
Unrecognized prior service cost	6.4	7.0	0.3	0.1

Net amount recognized	$76.4	$66.1	$(40.5)	$(39.7)

Amounts Recognized in the Balance Sheets:
Prepaid benefit cost	$76.4	$66.1	$—	$—
Intangible asset	2.1	6.4	—	—
Accrued benefit cost	(12.0)	(62.6)	(40.5)	(39.7)
Accumulated other comprehensive income	9.9	56.2	—	—

Net amount recognized	$76.4	$66.1	$(40.5)	$(39.7)

        Summary disaggregated information about the pension plans follows:

	December 31,
	Assets Exceed ABO		ABO Exceeds Assets		Total
	2004	2003	2004	2003	2004	2003
Projected benefit obligations	$333.2	$61.2	$52.9	$267.5	$386.1	$328.7
ABO	275.8	45.5	46.2	229.6	322.0	275.1
Fair value of plan assets	288.7	60.0	39.8	215.3	328.5	275.3

Components of Net Periodic Benefit Cost

	Pension Benefits			Postretirement Benefits Other than Pensions
	Year Ended December 31,
	2004	2003	2002	2004	2003	2002
Service cost	$9.1	$7.1	$6.3	$1.2	$1.0	$1.0
Interest cost	24.2	21.9	19.2	3.4	3.6	3.2
Expected return on plan assets(a)	(27.7)	(22.4)	(23.9)	—	—	—
Recognized net actuarial loss	4.7	6.1	1.9	(4.6)	0.2	—
Amortization of unrecognized transition asset	(0.2)	(0.2)	(0.2)	—	—	—
Amortization of prior service cost	1.0	0.9	0.9	—	—	—
Adjustment related to Spin-Off	(0.4)	—	—	(0.4)	—	—

Net periodic benefit cost (credit)	$10.7	$13.4	$4.2	$(0.4)	$4.8	$4.2

(a)
The expected return on plan assets is determined by multiplying the fair value of plan assets at the prior year-end (adjusted for estimated current year cash benefit payments and contributions) by the expected long-term rate of return.

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31

	Pension Benefits		Postretirement Benefits Other than Pensions
	2004	2003	2004	2003
Discount rate	5.75%	6.20%	5.75%	6.17%
Rate of compensation increase	3.75%	3.70%	—	—

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31

	Pension Benefits			Postretirement Benefits Other than Pensions
	2004	2003	2002	2004	2003	2002
Discount rate	6.21%	6.95%	7.05%	6.17%	6.91%	7.09%
Expected long-term return on plan assets	8.50%	8.50%	9.31%	—	—	—
Rate of compensation increase	3.75%	3.90%	4.00%	—	—	—

Expected Long-Term Rate of Return and Investment Strategies

        The expected long-term rate of return on pension fund assets held by the Company's pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. Also considered were the plans' historical 10-year and 15-year compounded annual returns. It is anticipated that on average the investment managers for each of the plans will generate annual long-term rates of return of 8.5%. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 70% with equity managers, with expected long-term rates of return of approximately 10%, and 30% with fixed income managers, with an expected long-term rate of return of about 6%. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate. Also, when deemed appropriate, hedging strategies are executed using index options and futures to limit the downside exposure of certain investments by trading off upside potential above an acceptable level. Such hedging strategies were executed in 2003 and 2002. Following the Spin-Off, the Company is following a similar methodology for determining its long-term rate of return on pension assets and investment strategy and is continuing to evaluate its long-term rate of return assumptions.

Plan Assets

        Pension plan asset allocations are as follows:

	Percentage of Plan Assets December 31,
	2004	2003	2002
Asset Category
Equity securities	66%	70%	68%
Debt securities	24%	28%	30%
Real estate	3%	2%	2%
Cash and money-market funds	7%	—%	—%

Total	100%	100%	100%

        Plan assets were not invested in Neenah securities for periods subsequent to the Spin-Off or Kimberly-Clark securities prior to the Spin-Off.

Cash Flows

        The Company expects to contribute approximately $18.1 million to its pension trusts in 2005.

Future Benefit Payments

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plans	Other Postretirement Benefits
	(In millions)
2005	$13.8	$1.6
2006	15.1	1.8
2007	16.4	2.0
2008	18.0	2.2
2009	19.6	2.5
Years 2010 - 2014	128.9	17.0

Health Care Cost Trends

        Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point
	Increase	Decrease
Effect on total of service and interest cost components	$0.5	$0.4
Effect on post-retirement benefit obligation	6.8	5.3

Defined Contribution Retirement Plans

        Contributions to the defined contribution retirement plans are primarily based on the age and compensation of covered employees. These contributions, all of which were charged to expense, were $0.5 million in each of 2004, 2003 and 2002. In connection with the Spin-Off, Kimberly-Clark transferred the related assets and liabilities of these plans to trusts established by the Company. In December 2004, the Company established defined contribution retirement plans that provide substantially similar benefits.

Investment Plans

        Voluntary contribution investment plans are provided to substantially all employees. Under the plans, Kimberly-Clark matched a portion of employee contributions. Costs charged to expense under the plans were $1.0 million, $1.2 million and $1.2 million in 2004, 2003 and 2002, respectively. In connection with the Spin-Off, Kimberly-Clark transferred the related assets and liabilities to trusts established by the Company. In December 2004, the Company established investment plans that provide substantially similar benefits.

Note 7. Stock Compensation Plans

        During 2003, 2002 and in prior years, certain employees of the Pulp and Paper Business were granted stock options, restricted stock and (prior to 1999) participation shares under Kimberly-Clark's stock compensation plans.

        On August 31, 2004, Kimberly-Clark, acting as the sole shareholder of the Company, approved the Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Plan (the "Omnibus Plan"). The Company then adopted and established the Omnibus Plan under unanimous written consent of the Neenah Board of Directors on December 1, 2004. With this approval, the Company reserved 3,500,000 shares of the Common Stock for issuance under the Omnibus Plan. Pursuant to the terms of the Omnibus Plan, the compensation committee of the Company's Board of Directors may grant awards of various type of equity-based compensation, including incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units, in addition to certain cash-based awards. All grants and awards under the plan will be made at fair market value and no grant or award may be repriced after its grant. In general, the options expire 10 years from the date of grant and vest over a three-year service period. At December 31, 2004, a total of 2,263,401 shares of Common Stock were reserved for future issuance under the Omnibus Plan.

Stock Options

        In connection with the Spin-Off, options to acquire 390,508 shares of Kimberly-Clark common stock that were outstanding immediately prior to the Spin-Off were converted into 724,449 substitute options to purchase the Company's Common Stock under the Omnibus Plan. The awards converted were adjusted to maintain both the pre-conversion aggregate intrinsic value of each award and the ratio of the per share exercise price to the market value per share. Vesting terms and expiration dates were also preserved. The number of shares and new exercise prices were established using a ratio conversion methodology approved under FASB Interpretation No. 44 based on the fair market value of the Company's common stock on the date of grant.

        The Kimberly-Clark stock options awarded to employees of the Pulp and Paper Business prior to the Spin-Off were granted with an exercise price equal to the market value of a share of common stock on the date of grant and were accounted for using APB 25. No employee compensation was charged to earnings in the combined statements of operations for periods prior to the Spin-Off because the exercise prices of all stock options granted was equal to the market value of Kimberly-Clark's common stock on the date of grant.

        On December 15, 2004, an award of nonqualified stock options to purchase 442,540 shares of Common Stock (the "Fresh Start Options") was made to the management team and directors of the Company. The exercise price of the Fresh Start Options was equal to the market value of the Company's stock on the date of grant. The Fresh Start Options expire in 10 years and vest 30% on the first anniversary of the date of grant, 30% on the second anniversary and 40% on the 3rd anniversary.

        Data concerning stock option activity follows(a):

	2004
	Number of Options	Weighted Average Exercise Price
Conversion of Kimberly-Clark options	724,449	$31.32
Fresh Start Options granted	442,540	32.60
Exercised	—	—
Expired or cancelled	—	—

Outstanding—End of year	1,166,989	$31.81

Exercisable—End of year	532,554	$32.84

(a)
Information with respect to the stock option awards to acquire the Company's Common Stock are presented for periods subsequent to November 30, 2004, the date on which Neenah common stock was distributed to the stockholders of Kimberly-Clark

        Data concerning options at December 31, 2004 follows:

	Options Outstanding
			Weighted- Average Remaining Contractual Life (Years)	Options Exercisable
		Weighted- Average Exercise Price
	Number of Options			Number of Options	Weighted- Average Price
$24.01 - $26.04	209,490	$24.23	7.7	84,932	$24.55
$26.95 - $30.15	82,335	$28.97	3.9	82,335	$28.97
$32.60 - $37.59	875,164	$33.89	8.9	365,287	$35.64

	1,166,989	$31.81	8.3	532,554	$32.84

Restricted Stock Awards

        A number of employees of the Pulp and Paper Business were granted Kimberly-Clark restricted stock awards in previous years. These awards generally vested and became unrestricted shares in three to five years from the date of grant. At the time of the Spin-Off, the vesting schedule of restricted stock awards for employees of the Pulp and Paper Business were adjusted so that the awards vested on a prorated basis determined by the number of full years of employment with Kimberly-Clark during the restriction period. Unvested restricted shares of Kimberly-Clark common stock were forfeited.

        On December 1, 2004, the Company awarded 25,360 replacement restricted shares to employees whose restricted shares of Kimberly-Clark common stock were forfeited. The number of restricted shares was calculated using a ratio conversion methodology approved under FASB Interpretation No. 44 based on the fair market value of the Company's common stock on the date of grant. The shares retained the Kimberly-Clark vesting schedule with 2,489 shares, 3,681 shares, 2,025 shares,

16,591 shares and 574 shares vesting in 2005, 2006, 2007, 2008 and 2009, respectively. Holders of Kimberly-Clark restricted stock are entitled to dividends and are permitted to vote such awarded shares, but the sale or transfer of such shares is limited during the restricted period.

        The price of Kimberly-Clark's common stock at the date of grant determined the value of the restricted stock, and such value was recorded at the date of the grant as unearned compensation. This unearned compensation is amortized to expense over the periods of restriction. Amounts expensed in the Consolidated and Combined Statements of Operations related to stock-based employee compensation (consisting solely of restricted stock in 2004) were $0.6 million, $0.5 million and $0.4 million in 2004, 2003 and 2002, respectively.

        On December 15, 2004, Neenah awarded 40,800 and 3,450 Restricted Stock Units ("RSUs") to members of the management team and Board of Directors of the Company, respectively. The RSUs carry a promise to pay out in Common Stock at a future date. In general, the RSUs awarded to members of the management team vest over a five year period, with one-third vesting on the 3rd anniversary of the date of grant, one-third vesting on the 4th anniversary, and the balance vesting on the 5th anniversary. The RSUs awarded to members of the Board of Directors vest over on the 1st anniversary of the date of grant. Holders of RSUs are entitled to dividends but are not permitted to vote such awarded shares and the sale or transfer of such shares is limited during the restricted period.

Participation Shares

        Prior to 1999, Kimberly-Clark awarded key employees participation shares that were payable in cash at the end of the vesting period. The amount of cash paid to participants was based on the increase in the book value of Kimberly-Clark's common stock during the award period. Participants did not receive dividends on the participation shares, but their accounts were credited with dividend shares payable in cash at the maturity of the award. Neither participation nor dividend shares were shares of Kimberly-Clark common stock. Amounts expensed in the Consolidated and Combined Statements of Operations related to participation shares were $0.4 million and $0.6 million in 2003 and 2002, respectively. The plan was terminated in 2003 and payment was made by Kimberly-Clark in February 2004 for all remaining vested awards.

Note 8. Stockholders' Equity

Common Stock

        The Company has authorized 100 million shares of $0.01 par value common stock ("Common Stock"). Holders of the Company's Common Stock are entitled to one vote per share. In conjunction with the Spin-Off, 14,737,959 share of Common Stock were issued to the stockholders of Kimberly-Clark as a dividend in the ratio of one share of the Company's Common Stock for every thirty-three shares of Kimberly-Clark common stock outstanding.

Preferred Stock

        The Company has authorized 20 million shares of $0.01 par value preferred stock. The preferred stock may be issued in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The board of directors is authorized by the Company's articles of incorporation to determine the voting, dividend, redemption and liquidation preferences pertaining to each such series. No shares of preferred stock have been issued by the Company.

Note 9. Commitments

Leases

        The future minimum obligations under operating leases having a noncancelable term in excess of one year as of December 31, 2004, are as follows:

Year Ending December 31:
2005	$2.7
2006	2.7
2007	1.7
2008	1.7
2009	1.7
Thereafter	15.1

Future minimum obligations	$25.6

        Rental expense under operating leases was $3.9 million, $2.7 million and $2.4 million in 2004, 2003 and 2002, respectively.

Purchase Commitments

        The Company has entered into long-term contracts for the purchase of sawmill wood chips and utilities, principally electricity. The minimum purchase commitments extend beyond 2009. Commitments under these contracts are approximately $39.5 million in 2005, $26.0 million in 2006, $25.8 million in 2007, $25.8 million in 2008 and $25.8 million in 2009. Total commitments beyond 2009 are $37.2 million.

        Although the Company is primarily liable for payments on the above-mentioned leases and purchase commitments, management believes exposure to losses, if any, under these arrangements is not material.

Note 10. Contingencies and Legal Matters

Litigation

        A subsidiary of Kimberly-Clark is a co-defendant in a vehicle accident lawsuit pending in Ontario (Canada) Superior Court of Justice since August 1998. The plaintiffs in this lawsuit include the driver of one of the vehicles involved in the accident and his passengers. The driver sustained severe injuries, including paralysis, as a result of the accident on a bush road located within a forest where the subsidiary conducts logging operations. The plaintiffs claim that Kimberly-Clark was responsible for maintaining the bush road on which the accident occurred. In particular, the plaintiffs claim that Kimberly-Clark should have cut the trees and other growth on the sides of the bush road and the alleged failure to do so caused or contributed to the cause of the accident. The plaintiffs are seeking significant money damages, plus costs and attorneys fees. Kimberly-Clark has denied liability and has raised numerous defenses in this lawsuit. Pursuant to the Distribution Agreement, the Company will indemnify Kimberly-Clark for liabilities and costs, including attorneys' fees and other costs of defense, arising out of this lawsuit, net of any insurance recovery by Kimberly-Clark. The Company expects this matter to be set for trial in 2006.

        The Company is involved in certain other legal actions and claims arising in the ordinary course of business. While the outcome of these legal actions and claims cannot be predicted with certainty, it is the opinion of management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

Indemnifications

        Pursuant to the Distribution Agreement, the Pulp Supply Agreement, the Employee Matters Agreement and the Tax Sharing Agreement, the Company has agreed to indemnify Kimberly-Clark for certain liabilities or risks related to the Spin-Off (See Note 11). Many of the potential indemnification liabilities under these agreements are unknown, remote or highly contingent, and most are unlikely to ever require an indemnity payment. Furthermore, even in the event that an indemnification claim is asserted, liability for indemnification is subject to determination under the terms of the applicable agreement. For these reasons, the Company is unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of these agreements. However, the Company accrues for any potentially indemnifiable liability or risk under these agreements for which it believes a future payment is probable and a range of loss can be reasonably estimated. As of December 31, 2004, we believe our liability under such indemnification obligations was not material.

Environmental, Health and Safety Matters

        Neenah is subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. The Company is in compliance with, or is taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of the Company's business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Except for certain orders issued by environmental, health and safety regulatory agencies, with which management believes the Company is in compliance and which management believes are immaterial to the results of operations of the Company's business, Neenah is not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters.

        While the Company has incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, management believes that its future cost of compliance with environmental, health and safety laws, regulations and ordinances, and its exposure to liability for environmental, health and safety claims will not have a material adverse effect on its financial condition, results of operations or liquidity. However, future events, such as changes in existing laws and regulations or contamination of sites owned, operated or used for waste disposal by the Company (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material adverse effect on the Company's financial condition, results of operations or liquidity.

        Neenah incurs capital expenditures necessary to meet legal requirements and otherwise relating to the protection of the environment at its facilities in the United States and Canada. For these purposes, the Company has planned capital expenditure programs for which it anticipates incurring approximately $4 million in 2005 and approximately $14 million in 2006, of which no material amount is the result of environmental fines or settlements.

Employees and Labor Relations

        At December 31, 2004, the Company had 2,060 regular full time employees. Contracts covering approximately 625 and 501 domestic and Canadian employees, respectively, are scheduled for renegotiation in 2005. Such contracts include approximately 241 employees at the Pictou mill and 184 employees at the Whiting mill who are working under the terms of contracts that expired on June 1, 2004 and February 1, 2005, respectively. By operation of Nova Scotia labor law, the terms of the expired collective bargaining agreement at the Pictou mill will remain in effect until completion of the collective bargaining process. The Company and its unions generally have good working relationships and management believes its labor agreements contain wage and fringe benefit programs that are competitive within the applicable industry segment and geographic region. Although the Company believes that it has satisfactory relations with its employees, there can be no assurance that the Company will not have labor disputes in the future.

Note 11. Transactions with Kimberly-Clark

        During all periods presented, the Company transferred softwood and hardwood pulp to Kimberly-Clark. For periods prior to the Spin-Off, such intra-company transfers were made pursuant to an advance transfer pricing agreement negotiated among Kimberly-Clark and certain taxing authorities. Under the advance transfer pricing agreement, pulp was transferred to Kimberly-Clark at a transfer price equal to a published industry index price less a discount. Net sales revenue for the pulp transferred to Kimberly-Clark were $351.0 million, $305.1 million and $262.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Settlement of such pulp transfers was effected through Kimberly-Clark's net investment account. In connection with the Spin-Off, the Company and Kimberly-Clark entered into a new Pulp Supply Agreement as described below.

        In connection with the Spin-Off, the Company and Kimberly-Clark executed and delivered the Distribution Agreement (the "Distribution Agreement"), and certain related agreements, which are summarized below.

Distribution Agreement

        The Distribution Agreement provided for, among other things, the principal corporate transactions required to effect the separation of the Pulp and Paper Business from Kimberly-Clark, the distribution of the Company's common stock to the holders of record of Kimberly-Clark common stock and other agreements governing the Company's relationship with Kimberly-Clark after the Spin-Off. Pursuant to the Distribution Agreement, Kimberly-Clark transferred to the Company assets used primarily in the Company's business and in general the Company assumed and agreed to perform and fulfill all of the liabilities arising out of the ownership or use of the transferred assets or the operation of the transferred business. The Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Pulp and Paper Business with the Company and financial responsibility for the obligations and liabilities of Kimberly-Clark's retained businesses with Kimberly-Clark except as may otherwise be provided in the Distribution Agreement.

Pulp Supply Agreement

        The Company and Kimberly-Clark have entered into a Pulp Supply Agreement pursuant to which the Company agreed to supply and Kimberly-Clark agreed to purchase northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp. Under the Pulp Supply Agreement, the Company must supply and Kimberly-Clark must purchase annually declining specified minimum tonnages of pulp. For each of 2005 and 2006, the minimum commitment for northern bleached softwood kraft pulp is 440,000 air dried metric tons; for 2007 the minimum commitment is 395,000 air dried metric tons and for 2008 and any subsequent years the minimum commitment is 345,000 air dried metric tons. The amounts of those minimum commitments represent approximately 80%, 71%, and 62%, respectively, of the Company's total production of northern bleached softwood kraft pulp in 2004. The minimum commitment for northern bleached hardwood kraft pulp for 2005, 2006, 2007 and 2008 is 80,000, 60,000, 40,000 and 20,000 air dried metric tons, respectively. The amounts of those minimum commitments represent approximately 52%, 39%, 26% and 13%, respectively, of the Company's total production of northern bleached hardwood kraft pulp in 2004. In March 2005, the Company notified Kimberly-Clark of its intention to terminate the Pulp Supply Agreement with respect to northern bleached hardwood kraft pulp produced at the Terrace Bay mill (See Note 15).

        Under the Pulp Supply Agreement, the prices for northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp will be based on published industry index prices for the pulp (subject to minimum and maximum prices for northern bleached kraft softwood pulp shipped to North America prior to December 31, 2007), less agreed upon discounts. The commitments are structured as supply-or-pay and take-or-pay arrangements. Accordingly, if the Company does not supply the specified minimums, the Company must pay Kimberly-Clark for the shortfall based on the difference between the contract price and any higher price that Kimberly-Clark pays to purchase the pulp, plus 10% of that difference. If Kimberly-Clark does not purchase the specified minimums, Kimberly-Clark must pay for the shortfall based on the difference between the contract price and any lower price the Company obtains for the pulp, plus 10% of the difference. The Company will incur the cost of freight to delivery points specified in the agreement.

        Either party can elect a two-year phase-down period for the agreement, to begin no earlier than January 1, 2009, under which the minimum commitments for northern bleached softwood kraft pulp in the first and second years of the phase-down period would be 277,500 and 185,000 air dried metric tons, respectively. In addition, the Company has the right at any time to terminate its obligation to supply northern bleached hardwood kraft pulp upon three months notice to Kimberly-Clark. Either the Company or Kimberly-Clark may terminate the pulp supply agreement for certain events specified in the agreement, including a material breach of the agreement by the other party that is not cured after 30 days' notice, insolvency or bankruptcy of the other party, or a fundamental change in the nature of the business of the other party that may substantially affect its ability to sell or to purchase or utilize pulp under the agreement. In addition, Kimberly-Clark may terminate the agreement if the ownership or control of the Company or any of its pulp production facilities becomes vested in or is made subject to the control or direction of, any direct competitor of Kimberly-Clark or any governmental or regulatory authority or any other third party, who in Kimberly-Clark's reasonable judgment may not be able to reliably perform the Company's obligations under the agreement. Kimberly-Clark may also terminate the agreement upon one year's notice if, as a result of the Company's forestry activities, continued use of the Company's pulp by Kimberly-Clark does or, in Kimberly-Clark's reasonable judgment is likely to, result in a substantial loss of sales of Kimberly-Clark's products or to otherwise materially and adversely affect the reputation of Kimberly-Clark or its products. Kimberly-Clark may also terminate the agreement upon 180 days notice that the Company's failure to comply with United States customs requirements jeopardizes Kimberly-Clark customs certification.

Corporate Services Agreement

        The Company and Kimberly-Clark have entered into a Corporate Services Agreement whereby Kimberly-Clark will provide to the Company, on an interim, transitional basis, various corporate support services, including: certain employee benefits administration and payroll, management information, transportation, environment and energy, purchasing, treasury, accounting and other services, as well as transitional office space for the Company's research team. Each service will be made available to the Company on an as-needed basis through December 31, 2005, or such shorter or longer periods as may be provided in the Corporate Services Agreement. The fees charged for the services will generally be based upon the costs of providing the services. The Company may terminate the provision of a particular service upon 30 days notice to Kimberly-Clark except where longer notice periods are specified in the Corporate Services Agreement. In addition, either the Company or Kimberly-Clark may terminate the Corporate Services Agreement for cause or upon certain changes of ownership relating to the other party as set forth in the Corporate Services Agreement.

Employee Matters Agreement

        The Company and Kimberly-Clark have entered into an Employee Matters Agreement which provides for their respective obligations to employees and former employees who are or were associated with the Pulp and Paper Business and for other employment and employee benefits matters.

        Pursuant to the Employee Matters Agreement, the Company agreed to employ or offer to employ all employees of Kimberly-Clark with employment duties principally related to the Pulp and Paper Business on terms and conditions substantially similar to the current terms and conditions of their employment with Kimberly-Clark. The Company agreed that, subject to applicable laws, to maintain labor agreements with substantially the same terms and conditions that existed with Kimberly-Clark.

        The Company also assumed, and indemnified Kimberly-Clark against, certain liabilities related to employees of the Pulp and Paper Business who are employed by the Company and retired Canadian employees. The Company assumed responsibility for the Kimberly-Clark retirement plans in which employees of the Pulp and Paper Business participated. The Company granted credit for service recognized under the Kimberly-Clark plans for all purposes under its plans. Kimberly-Clark transferred the assets and liabilities of the Kimberly-Clark retirement plans attributable to transferring active employees and retired Canadian employees of the Pulp and Paper Business to the Company.

        In connection with the Spin-Off, outstanding options held by transferring employees under Kimberly-Clark's equity compensation plans (other than the Kimberly-Clark Corporation Global Stock Option Plan) were converted into substitute options to purchase Company common stock, or to the extent such options were exercisable they may instead, at the election of the option holder on or before November 30, 2004, remain exercisable in accordance with the terms of such plans as applicable to terminated employees.

Tax Sharing Agreement

        The Company and Kimberly-Clark have entered into a Tax Sharing Agreement, which generally governs Kimberly-Clark's and the Company's respective rights, responsibilities and obligations after the Spin-Off with respect to taxes attributable to the Company's business, as well as any taxes incurred by Kimberly-Clark as a result of the failure of the Spin-Off to qualify for tax-free treatment under Section 355 of the Code.

        General Taxes.    Under the Tax Sharing Agreement, Kimberly-Clark is generally liable for all pre-Spin-Off, and the Company is generally be liable for all post-Spin-Off, U.S. federal income taxes, foreign taxes and certain state taxes attributable to the Company's business. The Tax Sharing Agreement sets forth rules for determining which taxes are attributable to pre- Spin-Off and post- Spin-Off periods and rules on the effect of subsequent adjustments to those taxes due to tax audits or examinations.

        Distribution-Related Taxes.    Under the Tax Sharing Agreement the Company is liable for taxes incurred by Kimberly-Clark that arise as a result of the Company taking or failing to take, as the case may be, certain actions that result in the Spin-Off failing to meet the requirements of a tax-free distribution under Section 355 of the Code. The Company is also liable for taxes incurred by Kimberly-Clark in connection with certain acquisitions or issuances of Company stock, even if such acquisitions or issuances occurred after the Spin-Off, if such acquisitions or issuances result in the Spin-Off failing to meet the requirements of a tax-free distribution pursuant to Section 355(e) of the Code.

        Administrative Matters.    The Tax Sharing Agreement also sets forth Kimberly-Clark's and the Company's respective obligations with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Note 12. Asset Impairment Loss

        The Company's Terrace Bay, Ontario pulp manufacturing facility incurred operating losses in 2002, 2003 and 2004. The Company anticipates that the facility will continue to incur operating losses in 2005, 2006 and 2007. The principal causes of these projected losses are:

  •
  continued high operating costs at this facility;

  •
  prices for pulp sold to Kimberly-Clark under the new pulp supply agreement, which will be at substantially higher discounts than those at which pulp was transferred to Kimberly-Clark prior to the Spin-Off;

  •
  anticipated lower market prices for pulp in the second half of 2005 and forward as a result of an expected downturn in the pulp cycle; and

  •
  continued strength of the Canadian dollar relative to the U.S. dollar.

        Because projected extended periods of operating losses are indicators of impairment under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), the Company performed an asset impairment test on the facility under the guidance of SFAS 144, which indicated that the carrying amount of the Terrace Bay facility would not be recoverable from estimated future cash flows. Accordingly, in December 2004, the Company recorded a pre-tax, non-cash impairment loss of approximately $110.0 million to reduce the carrying amount of the Terrace Bay facility. In addition, in December 2004, in recognition of the probability that Terrace Bay's No. 1 mill would be closed (See Note 15), the Company recorded an additional impairment loss of approximately $2.8 million related to the long-lived assets of the Terrace Bay facility. A deferred tax benefit of approximately $40.8 million was also recorded as a result of the impairment losses, resulting in a net after-tax charge of approximately $72.0 million.

        In determining the impairment losses, the estimated fair value of the Terrace Bay facility was based on probability-weighted pre-tax cash flows from operating the facility, discounted at a risk-free interest rate. The significant assumptions used to determine fair value of the facility included the Company's long-term projections of the market price of pulp, the projected cost structure of the facility and the long-term relationship of the Canadian dollar and the U.S. dollar. The Company also considered its plans to improve the cost structure at Terrace Bay, primarily through future capital projects and a plan for a cogeneration arrangement that would lower the cost of electricity, when determining the fair value of the facility used to determine the impairment losses. This estimate of the fair value of the Terrace Bay facility reflects these assumed improvements to the facility's cost structure.

        Prior to the Spin-Off, Kimberly-Clark's management also performed an impairment test of the Terrace Bay facility under the guidance of SFAS 144. The purpose of that analysis was to determine if the Terrace Bay facility was impaired when held by Kimberly-Clark prior to the Spin-Off. As operated by Kimberly-Clark, the Terrace Bay facility supplied more than 90% of the pulp it produced to other Kimberly-Clark businesses where it was used to produce tissue and other products. Kimberly-Clark's management concluded that the facility was not impaired prior to the Spin-Off because, as used by Kimberly-Clark, it was an integrated part of Kimberly-Clark's tissue and other businesses and the estimated undiscounted future cash flows of the businesses consuming such pulp were sufficient to recover the carrying amounts of their long-lived assets, including the Terrace Bay facility.

Note 13. Business Segment and Geographic Information

        The Company reports its operations in three segments: Fine Paper, Technical Paper and Pulp. The Fine Paper business is a leading producer of premium writing, text, cover and specialty papers. The Technical Paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses. The Pulp business consists of the Terrace Bay, Ontario pulp mill and the Pictou,

Nova Scotia pulp mill and related timberlands. Each segment requires different technologies and marketing strategies. Disclosure of segment information is on the same basis that management uses internally for evaluating segment performance and allocating resources.

        Prior to the Spin-Off, Kimberly-Clark provided the Pulp and Paper Business with certain centralized administrative functions to realize economies of scale and efficient use of resources. The costs of shared services, and other administrative functions managed on a common basis, are allocated to the segments based on usage, where possible, or other factors based on the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in the Summary of Significant Accounting Policies (See Note 2).

Business Segments

	Fine Paper	Technical Paper	Pulp	Unallocated Corporate Costs	Intersegment Sales	Combined Total
Net Sales
Year
2004	$220.8	$132.3	$448.6	$—	$(29.6)	$772.1
2003(a)	210.4	121.6	405.1	—	(26.8)	710.3
2002(a)	224.7	120.7	380.0	—	(23.4)	702.0
Operating Income (Loss)
Year
2004(b)	67.0	21.9	(120.5)	(8.3)	—	(39.9)
2003	63.2	16.6	(16.5)	—	—	63.3
2002	77.2	18.4	3.7	—	—	99.3
Depreciation and Amortization
Year
2004	9.7	3.7	22.4	0.2	—	36.0
2003	9.6	4.0	21.7	—	—	35.3
2002	10.0	4.0	20.3	—	—	34.3
Total Assets
Year
2004	140.9	58.2	361.4	5.2	—	565.7
2003	131.9	62.8	397.3	—	—	592.0

(a)
The above amounts of Net sales for the years ended December 31, 2003 and 2002 have been increased from the amounts previously reported to be in conformity with EITF 00-10, which prohibits the netting of shipping and handling costs against revenues. Amounts reflected for "Net sales" in 2003 for the Fine Paper and Pulp businesses increased from the amounts previously reported by $8.1 million and $38.6 million, respectively. Amounts reflected for "Net sales" in 2002 for the Fine Paper and Pulp businesses increased from the amounts previously reported by $8.1 million and $38.0 million, respectively.

(b)
Income before income taxes for the pulp business in 2004 includes an impairment loss of $112.8 million for the Terrace Bay facility.

	Fine Paper	Technical Paper	Pulp	Corporate	Combined Total
Capital Spending
Year
2004	$3.5	$1.6	$11.0	$3.0	$19.1
2003	2.5	2.2	19.7	—	24.4
2002	4.8	4.6	9.0	—	18.4

Geographic Information

	United States	Canada	Inter- geographic Items	Combined Total
Net Sales
Year
2004	$354.0	$448.2	$(30.1)	$772.1
2003	332.8	404.6	(27.1)	710.3
2002	349.4	378.5	(25.9)	702.0
Total Assets
Year
2004	250.2	315.5	—	565.7
2003	195.0	397.0	—	592.0

        Net sales are attributed to geographic areas based on the physical location of the entities comprising the Pulp and Paper Business and the Company for the respective years. Segment identifiable assets are those that are directly used in the segments operations. Corporate assets are primarily cash, prepaid pension costs and deferred financing costs.

Concentrations

        For the years 2004, 2003 and 2002, the Company had $351.0 million, $305.1 million and $262.1 million, respectively, of net sales revenue for pulp transferred to Kimberly-Clark. For the periods presented, other than Kimberly-Clark, no single customer accounts for more than 10% of the consolidated and combined revenue of the Company. Except for wood chips used by the pulp mills and certain specialty latex grades used by Technical Paper, management is not aware of any significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on its operations. In 2004 and 2003, over 55% of the wood chips used by the Pictou mill were supplied by two suppliers and approximately 60% of the wood chips used by the Terrace Bay mill were supplied by one supplier. While management believes that alternative sources of critical supplies, such as wood chips, would be available, disruption of its primary sources could create a temporary, adverse effect on product shipments. An interruption in supply of a latex specialty grade could disrupt and eventually cause a shutdown of production of certain technical paper latex specialty grades.

Note 14. Supplemental Data

Supplemental Statement of Operations Data

	Year Ended December 31,
	2004	2003	2002
Summary of Advertising and Research Expenses
Advertising expense	$7.7	$5.8	$6.7
Research expense	1.7	2.1	1.8

Supplemental Balance Sheet Data

	December 31,
	2004	2003
Summary of Accounts Receivable, net
Accounts Receivable:
From customers	$84.9	$74.8
Other	11.8	3.5
Less allowance for doubtful accounts and sales discounts	(4.3)	(1.2)

Total	$92.4	$77.1

        Accounts receivable are carried at amounts that approximate fair value.

	December 31,
	2004	2003
Summary of Inventories
Inventories by Major Class:
Raw materials	$31.1	$37.2
Work in process	7.7	5.7
Finished goods	42.1	28.8
Supplies and other	14.4	20.5

	95.3	92.2
Excess of FIFO cost over LIFO cost	(6.6)	(6.5)

Total	$88.7	$85.7

        The FIFO values of total inventories valued on the LIFO method were $33.5 million and $27.6 million at December 31, 2004 and 2003, respectively.

	December 31,
	2004	2003
Summary of Property, Plant and Equipment—Net
Land and land improvements	$4.8	$3.2
Buildings	84.6	143.4
Machinery and equipment	487.9	820.5
Roads	26.5	50.7
Construction in progress	13.6	7.3

	617.4	1,025.1
Less accumulated depreciation	359.8	657.0

Net Property, Plant and Equipment(a)	$257.6	$368.1

	December 31,
	2004	2003
Summary of Accrued Expenses
Accrued salaries and employee benefits	$27.2	$22.9
Accrued income taxes	0.5	—
Accrued interest	1.4	—
Other	7.5	7.5

Total	$36.6	$30.4

(a)
In December 2004, the Company recorded an impairment loss of $112.8 million to write-down the value of the Terrace Bay facility.

Note 15. Subsequent Event

        On March 1, 2005, the Company announced the planned closure of the smaller of the two single-line pulp mills at the Terrace Bay facility (the "No. 1 Mill"). The No. 1 Mill was originally constructed in 1948 and has annual capacity of approximately 125,000 tons of bleached kraft pulp. In conjunction with the closing, the Company will offer early retirement and severance packages to approximately 130 employees. The closing was authorized by our Chief Executive Officer on February 28, 2005, pursuant to a resolution of the Board of Directors, and is expected to occur in early May 2005.

        The Company expects to incur approximately $6.0 million of exit costs in connection with the closure, including one-time termination benefits related to early retirement, severance and defined benefit pension plans of approximately $5.5 million and other associated exit costs of $0.5 million. In addition, we expect to incur approximately $1.0 million of general expenses related to training of employees. Approximately $6.3 million of the estimated costs of $7.0 million will result in future cash expenditures during 2005 and 2006.

        In addition, in March 2005, the Company will record a pre-tax, non-cash impairment loss of approximately $0.9 million related to the remaining value of the long-lived assets of the No. 1 Mill (See Note 12).

        As a result of closing the No. 1 Mill, the Company notified Kimberly-Clark of its intention to terminate a part of its commitment to supply and their requirement to purchase northern bleached hardwood kraft pulp pursuant to the terms of the pulp supply agreement. Under the pulp supply agreement, the Company was obligated to provide 40,000, 30,000, 20,000 and 10,000 tons of northern bleached hardwood kraft pulp produced at the Terrace Bay mill annually in 2005, 2006, 2007 and 2008, respectively. Our commitment to supply and Kimberly-Clark's requirement to purchase northern bleached hardwood kraft pulp pursuant to the terms of the pulp supply agreement from the Pictou mill (in annual quantities which are identical to those shown above) are unchanged.

Note 16. Unaudited Quarterly Data

	2004 Quarters(a)
	First	Second	Third	Fourth		Year
Net Sales(d)	$198.4	$207.4	$188.9	$177.4	(c)	$772.1
Gross Profit	33.1	45.0	23.3	22.8		124.2
Operating Income (Loss)	24.3	37.3	7.8	(109.3	)(b)	(39.9)
Net Income (Loss)	15.1	23.7	4.5	(69.7	)(b)	(26.4)
Earnings (Loss) Per Common Share(e):
Basic	$1.03	$1.60	$0.31	$(4.73)		$(1.79)

Diluted	$1.03	$1.60	$0.31	$(4.73)		$(1.79)

	2003 Quarters(a)
	First	Second	Third	Fourth	Year
Net Sales(d)	$174.9	$173.3	$179.6	$182.5	$710.3
Gross Profit	27.5	24.5	24.1	31.8	107.9
Operating Income	14.9	10.8	15.5	22.1	63.3
Net Income	9.4	6.4	8.9	14.2	38.9
Earnings Per Common Share(e):
Basic	$0.64	$0.43	$0.60	$0.97	$2.64

Diluted	$0.64	$0.43	$0.60	$0.97	$2.64

(a)
The annual maintenance shutdowns for the Company's two pulp mills occurred during the third quarter in 2004 instead of one each during the second and third quarters in 2003 and 2002.

(b)
Includes an asset impairment loss of $112.8 million.

(c)
Net sales subsequent to the Spin-Off (in December 2004) were reduced by $12.9 million, reflecting the one-time effect resulting from the new pulp supply agreement with Kimberly-Clark which transfers title at product delivery rather than shipment date.

(d)
The above amounts of Net sales for all quarters prior to the fourth quarter of 2004 have been increased from the amounts previously reported to be in conformity with EITF 00-10, which prohibits the netting of shipping and handling costs against revenues. Net sales for the first, second and third quarters of 2004 were increased from amounts previously reported by $12.6 million, $12.7 million and $10.9 million, respectively. Net sales for the year and first, second, third and fourth quarters of 2003 were increased from amounts previously reported by $44.5 million, $11.0 million, 10.5 million, $11.5 million and $11.5 million, respectively. (See Note 2)

(e)
For 2004 prior to the Spin-Off and 2003, basic and diluted earnings per share were computed using the number of shares of Neenah common stock outstanding on November 30, 2004, the date on which Neenah common stock was distributed to the stockholders of Kimberly-Clark.

Note 17. Restatement

        Subsequent to the issuance of the Company's consolidated and combined financial statements for the year ended December 31, 2004, the Company's management determined that net deferred income tax assets recorded on November 30, 2004 arising from the Spin-Off transaction were overstated. As a result, the accompanying consolidated balance sheet as of December 31, 2004 and the consolidated and combined statement of changes in stockholders' and invested equity for the year ended December 31, 2004 have been restated, as set forth below, to reduce net deferred tax assets by $20.9 million. Also, additional paid-in capital has been reduced by a corresponding amount. This restatement had no effect on the Company's previously reported net income (loss) or cash flows for the year ended December 31, 2004.

	December 31, 2004
	As Previously Reported	As Restated
	(in millions)
Balance Sheet:
Current Deferred Income Taxes	$3.2	$1.2
Total Current Assets	205.6	203.6
Noncurrent Deferred Income Taxes	27.3	8.4
Total Assets	586.6	565.7
Additional Paid-in Capital	239.2	218.3
Total Stockholders' Equity	218.0	197.1
Total Liabilities and Stockholders' Equity	586.6	565.7
	Year Ended December 31, 2004
	As Previously Reported	As Restated
	(in millions)
Statement of Changes in Stockholders' and Invested Equity:
Adjustment to deferred taxes at Spin-Off	$8.2	$(12.7)
Transfer to additional paid-in capital	(236.9)	(216.0)
Additional paid-in capital	239.2	218.3

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2004, 2003 and 2002

(In millions)

		Additions		Deductions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-offs and Reclassifications		Balance at End of Period
December 31, 2004
Allowances deducted from assets to which they apply
Allowance for doubtful accounts	$0.8	$3.2	$—	$0.3	(a)	$3.7
Allowances for sales discounts	0.4	5.9	—	5.7	(b)	0.6
December 31, 2003
Allowances deducted from assets to which they apply
Allowance for doubtful accounts	$1.1	$0.3	$—	$0.6	(a)	$0.8
Allowances for sales discounts	0.4	5.5	—	5.5	(b)	0.4
December 31, 2002
Allowances deducted from assets to which they apply
Allowance for doubtful accounts	$0.7	$0.5	$—	$0.1	(a)	$1.1
Allowances for sales discounts	0.4	1.5	—	1.5	(b)	0.4

(a)
Principally uncollectible receivables written off

(b)
Sales discounts allowed

        Until November 3, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Offer to Exchange up to $225,000,000 of its
7 3/8% Senior Notes due 2014,
which have been registered under the Securities Act of 1933, for any and all of its outstanding
7 3/8% Senior Notes due 2014

PROSPECTUS

July 6, 2005

QuickLinks

TABLE OF CONTENTS
SUMMARY
Summary of the Terms of the Exchange Notes
RISK FACTORS
Pulp Price Trends Northern Bleached Softwood Kraft Pulp
U.S. $/Canadian $ Exchange Rate History
FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
MANAGEMENT
Summary Compensation Table
Option Grants in Last Fiscal Year
Aggregated Stock Option Exercises in last Fiscal Year and Fiscal Year-End Option Values
Pension Plan Table
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF REVOLVING CREDIT FACILITY
DESCRIPTION OF THE EXCHANGE SENIOR NOTES
MATERIAL UNITED STATES INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
NEENAH PAPER, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS (In millions, except share and per share data) (Unaudited)
NEENAH PAPER, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (In millions) (Unaudited)
NEENAH PAPER, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (In millions) (Unaudited)
NEENAH PAPER, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (In millions, except as noted)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NEENAH PAPER, INC. AND SUBSIDIARIES CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS (In millions, except share and per share data)
NEENAH PAPER, INC. AND SUBSIDIARIES CONSOLIDATED AND COMBINED BALANCE SHEETS (In millions, except share data)
NEENAH PAPER, INC. AND SUBSIDIARIES CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' AND INVESTED EQUITY (Dollars in millions, shares in thousands)
NEENAH PAPER, INC. AND SUBSIDIARIES CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (In millions)
NEENAH PAPER, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Dollars in millions, except as noted)
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS For the years ended December 31, 2004, 2003 and 2002 (In millions)